Form 10-K, Exhibit 13
period 1993-12-31
DELUXE CORP
filed 1994-03-31
CIK 27996



EXHIBIT 13
DOCUMENTS INCORPORATED BY REFERENCE
1993 DELUXE CORPORATION
ANNUAL REPORT TO SHAREHOLDERS


                                                        FINANCIAL HIGHLIGHTS


(DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)                   1993                1992        CHANGE
- ----------------------------------------------------------------------          ----------       -------
Net sales                                                   $1,581,767          $1,534,351          3.1%
- ----------------------------------------------------------------------          ----------       -------
Net income                                                     141,861             202,784       (30.0)%
- ----------------------------------------------------------------------          ----------       -------
     Return on sales                                              9.0%               13.2%
- ----------------------------------------------------------------------          ----------       -------
     Per share                                                    1.71                2.42       (29.3)%
- ----------------------------------------------------------------------          ----------       -------
     Return on average shareholders' equity                      17.4%               25.7%
- ----------------------------------------------------------------------          ----------       -------
Cash dividends paid                                            117,945             112,483          4.9%
- ----------------------------------------------------------------------          ----------       -------
     Per share                                                    1.42                1.34          6.0%
- ----------------------------------------------------------------------          ----------       -------
Shareholders' equity                                           801,249             829,808        (3.4)%
- ----------------------------------------------------------------------          ----------       -------
     Book value per share                                         9.66                9.90        (2.4)%
- ----------------------------------------------------------------------          ----------       -------
Average common shares outstanding (thousands)                   82,936              83,861
- ----------------------------------------------------------------------          ----------       -------
Number of shareholders                                          23,084              23,949
- ----------------------------------------------------------------------          ----------       -------
Number of employees                                             17,748              17,400          2.0%
- ----------------------------------------------------------------------          ----------       -------



        NET SALES                         NET INCOME PER SHARE                 CASH DIVIDENDS PER SHARE
- -------------------------               ------------------------              --------------------------
   DOLLARS IN MILLIONS                     DOLLARS                                DOLLARS
1993 . . . . . . . $1,582               1993 . . . . . . . $1.71              1993 . . . . . . . . $1.42
1992 . . . . . . . $1,534               1992 . . . . . . . $2.42              1992 . . . . . . . . $1.34
1991 . . . . . . . $1,474               1991 . . . . . . . $2.18              1991 . . . . . . . . $1.22
1990 . . . . . . . $1,414               1990 . . . . . . . $2.03              1990 . . . . . . . . $1.10
1989 . . . . . . . $1,316               1989 . . . . . . . $1.79              1989 . . . . . . . . $0.98


                                FINANCIAL REVIEW

This section reports on Deluxe's financial condition for the past two fiscal years and its operating results for the past three fiscal years. During the past decade, the Company has had a compound annual growth rate of 9.8% in sales, 8.2% in cash flow, 6.4% in net income, 7.4% in net income per share, 10.9% in book value, and 16.4% in cash dividends per share.
      In 1993, sales increased 3.1%, while net income decreased 30.0%, primarily due to the $49 million restructuring charge recorded during the year. The return on sales was 9.0%, down from last year's 13.2%, and the return on average assets was 11.6%, compared to last year's 17.6%. Return on average shareholders' equity was 17.4%, compared to last year's 25.7%. Deluxe's financial condition continues to be strong. The current ratio on December 31, 1993, was decreased to 1.8 to 1, from 2.7 to 1 on December 31, 1992, due to acquisitions and the 1993 restructuring liability. The percentage of long-term debt to shareholders' equity at year end was 13.8%, compared to 13.9% on December 31, 1992, with shareholders' equity decreasing to $801.2 million from $829.8 million.
                                    CONTENTS
            --------------------------------------------------------
                            ELEVEN-YEAR SUMMARY, 22
                    MANAGEMENT'S DISCUSSION AND ANALYSIS, 24
             MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING, 27
                        CONSOLIDATED BALANCE SHEETS, 28
                     CONSOLIDATED STATEMENTS OF INCOME, 30
                   CONSOLIDATED STATEMENTS OF CASH FLOWS, 31
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, 32
                       INDEPENDENT AUDITORS' REPORT, 39
                   SUMMARIZED QUARTERLY FINANCIAL DATA, 39


                                                         ELEVEN-YEAR SUMMARY


(DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)                   1993           1992           1991           1990
- ----------------------------------------------------------------------     ----------     ----------     ----------
Net sales                                                   $1,581,767     $1,534,351     $1,474,482     $1,413,553
- ----------------------------------------------------------------------     ----------     ----------     ----------
Salaries and wages                                             491,868        456,893        444,987        417,193
- ----------------------------------------------------------------------     ----------     ----------     ----------
Employee profit sharing and pension plan expense                61,162         60,307         55,410         52,314
- ----------------------------------------------------------------------     ----------     ----------     ----------
Employee bonus and stock purchase discount expense              20,215         25,494         22,417         20,598
- ----------------------------------------------------------------------     ----------     ----------     ----------
Provision for income taxes                                      94,052        121,999        112,591        110,345
- ----------------------------------------------------------------------     ----------     ----------     ----------
Net income                                                     141,861        202,784        182,902        172,161
- ----------------------------------------------------------------------     ----------     ----------     ----------
  Return on sales                                                8.97%         13.22%         12.40%         12.18%
- ----------------------------------------------------------------------     ----------     ----------     ----------
  Per share                                                       1.71           2.42           2.18           2.03
- ----------------------------------------------------------------------     ----------     ----------     ----------
  Return on average shareholders' equity                        17.40%         25.70%         25.69%         26.36%
- ----------------------------------------------------------------------     ----------     ----------     ----------
Cash dividends paid                                            117,945        112,483        102,512         93,109
- ----------------------------------------------------------------------     ----------     ----------     ----------
  Per share                                                       1.42           1.34           1.22           1.10
- ----------------------------------------------------------------------     ----------     ----------     ----------
Shareholders' equity                                           801,249        829,808        747,976        675,792
- ----------------------------------------------------------------------     ----------     ----------     ----------
  Book value per share                                            9.66           9.90           8.91           8.04
- ----------------------------------------------------------------------     ----------     ----------     ----------
Additions to machinery and equipment                            45,675         52,598         48,605         49,233
- ----------------------------------------------------------------------     ----------     ----------     ----------
Additions to realty and leaseholds                              16,435         19,013         23,896         14,722
- ----------------------------------------------------------------------     ----------     ----------     ----------
Depreciation and amortization expense                           72,320         66,615         75,976         74,050
- ----------------------------------------------------------------------     ----------     ----------     ----------
Working capital increase (decrease)                           (162,387)        55,975        185,879         50,176
- ----------------------------------------------------------------------     ----------     ----------     ----------
Total assets                                                 1,251,994      1,199,556      1,099,059        923,902
- ----------------------------------------------------------------------     ----------     ----------     ----------
Return on average assets                                        11.57%         17.64%         18.08%         19.44%
- ----------------------------------------------------------------------     ----------     ----------     ----------
Long-term debt                                                 110,755        115,522        110,575         11,911
- ----------------------------------------------------------------------     ----------     ----------     ----------
Average common shares outstanding (thousands)                   82,936         83,861         84,005         84,638
- ----------------------------------------------------------------------     ----------     ----------     ----------
Number of employees                                             17,748         17,400         17,563         17,174
- ----------------------------------------------------------------------     ----------     ----------     ----------
Number of production and service facilities                         73             85             82             81
- ----------------------------------------------------------------------     ----------     ----------     ----------
Facility area - square feet (thousands)                          4,623          5,454          5,238          5,060
- ----------------------------------------------------------------------     ----------     ----------     ----------


                                                                                 RETURN ON AVERAGE
       NET INCOME                      RETURN ON AVERAGE ASSETS                 SHAREHOLDERS' EQUITY
- -------------------------           -----------------------------           -----------------------------
   DOLLARS IN MILLIONS                        PERCENT                                 PERCENT
1993 . . . . . . . $141.9           1993 . . . . . . . . . 11.57%           1993 . . . . . . . . . 17.40%
1992 . . . . . . . $202.8           1992 . . . . . . . . . 17.64%           1992 . . . . . . . . . 25.70%
1991 . . . . . . . $182.9           1991 . . . . . . . . . 18.08%           1991 . . . . . . . . . 25.69%
1990 . . . . . . . $172.2           1990 . . . . . . . . . 19.44%           1990 . . . . . . . . . 26.36%
1989 . . . . . . . $152.6           1989 . . . . . . . . . 18.69%           1989 . . . . . . . . . 25.47%
1988 . . . . . . . $143.4           1988 . . . . . . . . . 17.35%           1988 . . . . . . . . . 27.08%
1987 . . . . . . . $148.5           1987 . . . . . . . . . 19.45%           1987 . . . . . . . . . 32.86%
1986 . . . . . . . $121.1           1986 . . . . . . . . . 20.50%           1986 . . . . . . . . . 31.57%
1985 . . . . . . . $104.2           1985 . . . . . . . . . 21.73%           1985 . . . . . . . . . 31.91%
1984 . . . . . . . $ 87.8           1984 . . . . . . . . . 20.87%           1984 . . . . . . . . . 30.07%
1983 . . . . . . . $ 76.6           1983 . . . . . . . . . 20.35%           1983 . . . . . . . . . 28.24%



           1989           1988           1987           1986           1985           1984           1983
     ----------     ----------       --------       --------       --------       --------       --------
     $1,315,828     $1,195,971       $948,010       $866,829       $764,421       $682,823       $619,695
     ----------     ----------       --------       --------       --------       --------       --------
        393,339        367,302        300,225        272,526        246,735        222,586        210,767
     ----------     ----------       --------       --------       --------       --------       --------
         48,423         44,398         39,567         36,630         33,369         31,086         29,747
     ----------     ----------       --------       --------       --------       --------       --------
         17,876         13,698         13,686         12,702         10,802          9,304          8,168
     ----------     ----------       --------       --------       --------       --------       --------
         93,691         83,288         88,137        101,891         87,692         75,219         67,109
     ----------     ----------       --------       --------       --------       --------       --------
        152,631        143,354        148,512        121,109        104,215         87,816         76,605
     ----------     ----------       --------       --------       --------       --------       --------
         11.60%         11.99%         15.67%         13.97%         13.63%         12.86%         12.36%
     ----------     ----------       --------       --------       --------       --------       --------
           1.79           1.68           1.74           1.42           1.22           1.00            .84
     ----------     ----------       --------       --------       --------       --------       --------
         25.47%         27.08%         32.86%         31.57%         31.91%         30.07%         28.24%
     ----------     ----------       --------       --------       --------       --------       --------
         83,679         73,392         64,849         49,630         42,055         34,130         28,233
     ----------     ----------       --------       --------       --------       --------       --------
            .98            .86            .76            .58            .49            .39            .31
     ----------     ----------       --------       --------       --------       --------       --------
        630,643        567,731        490,820        413,132        354,083        299,106        284,908
     ----------     ----------       --------       --------       --------       --------       --------
           7.40           6.65           5.77           4.85           4.14           3.48           3.18
     ----------     ----------       --------       --------       --------       --------       --------
         55,658         59,252         45,868         27,733         34,285         23,262         25,719
     ----------     ----------       --------       --------       --------       --------       --------
         32,764         19,634         15,841          9,529          3,759          7,279          5,188
     ----------     ----------       --------       --------       --------       --------       --------
         67,340         59,846         45,462         32,079         25,953         23,479         20,868
     ----------     ----------       --------       --------       --------       --------       --------
         42,063         30,601       (121,582)       (23,066)        25,556          8,793         25,616
     ----------     ----------       --------       --------       --------       --------       --------
        847,002        786,110        866,270        660,969        520,740        438,430        402,947
     ----------     ----------       --------       --------       --------       --------       --------
         18.69%         17.35%         19.45%         20.50%         21.73%         20.87%         20.35%
     ----------     ----------       --------       --------       --------       --------       --------
         10,169         10,933         12,886         14,152         13,036          8,634          7,594
     ----------     ----------       --------       --------       --------       --------       --------
         85,346         85,255         85,242         85,487         85,769         87,565         90,956
     ----------     ----------       --------       --------       --------       --------       --------
         16,948         16,628         15,346         13,502         12,669         10,945         10,237
     ----------     ----------       --------       --------       --------       --------       --------
             79             77             74             70             68             65             63
     ----------     ----------       --------       --------       --------       --------       --------
          4,980          4,650          4,180          3,450          3,216          3,050          2,996
     ----------     ----------       --------       --------       --------       --------       --------



  SHAREHOLDERS' EQUITY                    WORKING CAPITAL                           FACILITY AREA
- -------------------------           -----------------------------           -----------------------------
  DOLLARS IN MILLIONS                   DOLLARS IN MILLIONS                    MILLIONS OF SQUARE FEET
1993 . . . . . . . . $801           1993 . . . . . . . . . $224.5           1993 . . . . . . . . . . 4.62
1992 . . . . . . . . $830           1992 . . . . . . . . . $386.9           1992 . . . . . . . . . . 5.45
1991 . . . . . . . . $748           1991 . . . . . . . . . $330.9           1991 . . . . . . . . . . 5.24
1990 . . . . . . . . $676           1990 . . . . . . . . . $145.0           1990 . . . . . . . . . . 5.06
1989 . . . . . . . . $631           1989 . . . . . . . . . $ 94.8           1989 . . . . . . . . . . 4.98
1988 . . . . . . . . $568           1988 . . . . . . . . . $ 52.8           1988 . . . . . . . . . . 4.65
1987 . . . . . . . . $491           1987 . . . . . . . . . $ 22.2           1987 . . . . . . . . . . 4.18
1986 . . . . . . . . $413           1986 . . . . . . . . . $143.8           1986 . . . . . . . . . . 3.45
1985 . . . . . . . . $354           1985 . . . . . . . . . $166.8           1985 . . . . . . . . . . 3.22
1984 . . . . . . . . $299           1984 . . . . . . . . . $141.3           1984 . . . . . . . . . . 3.05
1983 . . . . . . . . $285           1983 . . . . . . . . . $132.5           1983 . . . . . . . . . . 3.00


                    MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERALL SUMMARY

1993 was the 55th consecutive year of increased sales for Deluxe. The sales growth of 3.1% was primarily the result of growth in the Company's newer businesses, offset partially by a decline in traditional financial institution check printing revenue. 1993 net income of $141.9 million was down from 1992's net income of $202.8 million, due, in part, to a 1993 restructuring charge of $49 million. Earnings per share were $1.71 in 1993, compared to $2.42 in 1992. Return on average assets for 1993 was 11.6%, compared to 17.6% for 1992. Return on average shareholders' equity was 17.4%, compared to 25.7% for 1992.

RESULTS OF OPERATIONS

The following table sets forth, for the years indicated, the percentage relationship to revenue of certain items in the Company's consolidated statements of operations and the percentage changes of such items in comparison to the prior year.


        PERCENTAGE OF REVENUE                                                                     PERCENTAGE OF DOLLAR
                                                                                                   INCREASE/(DECREASE)

  1993          1992           1991                                                         1993 VS 1992        1992 VS 1991
  ----          ----           ----          -----------------------------------------------------------        ------------
  100%          100%           100%          Net sales                                          3.1%                4.1%
  ----          ----           ----          -----------------------------------------------------------        ------------
  53.8          54.2           52.4          Gross margins                                       2.4                 7.6
  ----          ----           ----          -----------------------------------------------------------        ------------
  30.9          27.6           27.6          Selling, general, and administrative               15.5                 4.1
  ----          ----           ----          -----------------------------------------------------------        ------------
   5.1           5.6            5.3          Employee sharing                                   (5.2)               10.2
  ----          ----           ----          -----------------------------------------------------------        ------------
   0.3           0.2            0.5          Other income (net)                                 59.4               (65.7)
  ----          ----           ----          -----------------------------------------------------------        ------------
   6.0           8.0            7.6          Provision for income taxes                        (22.9)                8.4
  ----          ----           ----          -----------------------------------------------------------        ------------
   9.0          13.2           12.4          Net income                                        (30.0)               10.9
  ----          ----           ----          -----------------------------------------------------------        ------------


NET SALES - Net sales for the Payment Systems segment decreased from $1,096.6 million in 1992 to $1,068.9 million in 1993, or (2.5%), primarily due to the general maturity of the check market, rapid growth of the direct marketing channel for checks (the Company's traditional financial institution check orders declined by 2.7% in 1993), and industrywide price discounting. Partially offsetting the decline in traditional check printing sales was a combined increase of 14.7% in revenues from the Company's three electronic payment systems subsidiaries: Deluxe Data Systems, Inc., ChexSystems, Inc., and Electronic Transaction Corporation. The Business Systems segment experienced a growth in sales from $196.0 million in 1992 to $237.9 million in 1993, or 21.3%. A portion of the growth was attributable to the acquisitions of Nelco, Inc. (December 1992), PaperDirect, Inc. (September
1993), and the assets of Stockforms, Ltd. (September 1993). Sales increased from $241.7 million in 1992 to $275.0 million in 1993, or 13.8%, in the Consumer Specialty Products segment, due to the growth in the direct market for checks combined with increased sales in the social expression market.
     Sales growth for 1992 in comparison to 1991 included an increase of $26.3 million, or 2.5%, in Payment Systems, which consisted of an increase from check printing of 1.4%, due mostly to price increases and product mix improvements, combined with an 11.9% increase in electronic payment systems sales. Business Systems sales increased $17.3 million, or 9.7%, from 1991, due to increased market share and price increases. Consumer Specialty Products sales increased $16.3 million, or 7.2%, in 1992, largely due to unit volume growth.

GROSS MARGINS - Gross margins for Payment Systems were lower as a result of industrywide price discounting in the financial institution check printing market. Partially offsetting this trend were production efficiencies, including those that resulted from the Company's restructuring efforts announced during the second quarter of 1993. The Company has yet to realize the full cost savings of restructuring, because the largest number of plants did not close until the fourth quarter of 1993. Gross margins for Business Systems and Consumer Specialty Products increased modestly from 1992, due primarily to decreases in paper prices.
     Total gross margins as a percentage of sales increased in 1992 over 1991, due primarily to improved control of plant labor cost and productivity enhancements from new printing technologies in the Payment Systems segment.

SELLING, GENERAL, AND ADMINISTRATIVE - Selling, general, and administrative expenses increased $65.8 million or 15.5% from 1992. A large portion of the increase in these expenses was due to an increase in marketing and advertising costs of approximately $24.5 million. Such amounts were expended to increase sales volume in each of the three business segments. In addition, research and development costs increased $10.2 million over the prior year as the Company made investments to develop printing efficiencies, including its new water-washable lithographic ink. The remaining increase in selling, general, and administrative expenses was primarily due to increased employee-related costs resulting from additional employees in 1993 and normal wage increases.
     The majority of the increase in selling, general, and administrative expenses in 1992 in comparison to 1991 was due to an increase in wages resulting from normal wage increases. As a percentage of sales, these expenses were consistent at 27.6% in 1992 and 1991.

EMPLOYEE SHARING - A portion of employee sharing includes benefits paid to employees that are based on the Company's profitability. As a result of the decrease in earnings from 1992 to 1993, employee sharing also decreased. Conversely, the rise in earnings from 1991 to 1992 resulted in increased employee sharing expense in 1992.

OTHER INCOME (NET) - The Company's other income for 1993 increased to $4.1 million from $2.6 million in 1992, primarily due to insurance gains on flood damaged property. Such income was offset partially by a decrease in investment income due to the decrease in marketable securities and lower interest rates in 1993.
     Other income totaled $2.6 million in 1992 compared to $7.5 million in 1991. Contributing to the decrease were a market decline in interest rates and a full year of interest expense in 1992 on the Company's 8.55% notes compared to a partial year in 1991.

PROVISION FOR INCOME TAXES - The Company experienced lower income tax expense in 1993, due to lower taxable income. However, the effective tax rate increased from 37.6% in 1992 to 39.9% in 1993. In August 1993, the u.s. government passed legislation that increased the corporate income tax rate to 35%, retroactive to January 1, 1993. The change in the Federal statutory tax rate and an increase in non-deductible amortization of intangibles related to acquisitions were the principal causes for the higher effective tax rate.
     The decrease in the effective tax rate from 38.1% in 1991 to 37.6% in 1992 was the result of changes in state tax rates and a reduction of amortization expense related to certain non-deductible intangibles from prior year acquisitions. Such intangibles were fully amortized in 1991.

NET INCOME - The principal reason for the amount of the reduction in earnings in 1993 is the $49 million restructuring charge that the Company recorded during the year. This charge includes costs associated with the closing of 16 of the Company's more than 60 check printing facilities. The largest components of the restructuring cost are estimated cash payments for employee severance, relocation, and related expenses of $36.3 million and real estate dispositions and equipment write-downs of $9.1 million. These closings and the reduced earnings in 1993 were due to the decline of orders in the financial institution check market, and were made possible by the production efficiencies gained from the Company's improved check printing technology. As of December 31, 1993, 14 of the planned 16 plants were closed. The majority of cash payments related to restructuring will be made during 1994.
     Net income in 1992 was affected by factors discussed above, along with a decrease in amortization of intangibles from 1991 of $10.1 million. This was the result of certain intangibles from prior year acquisitions becoming fully amortized as of December 31, 1991.

FINANCIAL CONDITION

LIQUIDITY - Cash provided by operations was $223.7 million in 1993, compared with $281.0 million in 1992 and $268.7 million in 1991. This represents the Company's primary source of working capital for financing capital expenditures and acquisitions and for paying cash dividends. The decline in 1993 is primarily the result of lower net income in 1993 than in the preceding two years. Working capital was $224.5 million as of December 31, 1993, compared to $386.9 million and $330.9 million on that date in 1992 and 1991, respectively. The year-end current ratio for 1993 was
1.8 to 1, compared to 2.7 to 1 and 2.6 to 1 for 1992 and 1991, respectively. The declines in working capital and current ratio resulted primarily from the Company's 1993 acquisitions, a higher dividend payout, and the restructuring accrual.

CAPITAL RESOURCES - On September 24, 1993, the Company acquired all of the capital stock of PaperDirect, Inc., a direct mail marketer of specialty papers and related products to the desktop publishing industry, for $90 million in cash. In addition, the Company agreed to pay $9 million over three years for a covenant not to compete. The Company also agreed to make payments of up to $16 million per year over the four-year period ending December 31, 1996, contingent upon the results of PaperDirect's operations over the course of that period. On September 30, 1993, the Company completed its acquisition of the assets of Stockforms, Ltd., a supplier of accounting software forms based in the United Kingdom, by purchasing the remaining 75% interest of the company for approximately $11.7 million. (The Company had purchased the initial 25% during the third quarter of 1992 for approximately $3 million.)
     Purchases of property, plant, and equipment required cash outlays of $61.0 million in 1993, compared to $64.1 million in 1992 and $71.5 million in 1991. The Company anticipates capital expenditures of $70.0 million in 1994 for new electronic payment systems opportunities and further enhancements to printing capabilities.
     The Company has unsecured bank lines of credit for $35 million should current cash resources and cash provided by operations prove to be inadequate.
     Cash dividends totaled $117.9 million in 1993, compared to $112.5 million in 1992 and $102.5 million in 1991. The payout of earnings was 83.1% in 1993, 55.5% in 1992, and 56.0% in 1991.

OUTLOOK

This year we expect financial institution check printing revenues to decline moderately. However, the outlook for profitability will be positive, affected by the impact of cost savings from our plant restructuring and other efforts designed to increase productivity. Also during the past several years, the Company has made several strategic acquisitions outside the financial institution check printing market. As a result, the Company's sales from sources other than its traditional financial institution check printing rose to 43.6% of 1993 consolidated sales, up from 38.5% in 1992 and 36.9% in 1991. This trend is expected to continue in 1994, as a result of additional acquisitions, internal business start-ups, and the marketing of the Company's recently developed water-washable lithographic ink.
     In November 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits." The Company believes that this statement, when adopted in 1994, will not have a material effect on its financial position or results of operations.
     In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The Company believes that this statement, when adopted in 1994, will not have a material effect on its financial position or results of operations.

             MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING



The accompanying consolidated financial statements and related information are the responsibility of management. They have been prepared in conformity with generally accepted accounting principles and include amounts that are based on our best estimates and judgments under the existing circumstances. The financial information contained elsewhere in this Annual Report is consistent with that in the consolidated financial statements.
     The Company maintains internal accounting control systems that it believes are adequate to provide reasonable assurance that the assets are safeguarded from loss or unauthorized use. These systems produce records adequate for preparation of financial information. We believe the Company's systems are effective, and the cost of the systems does not exceed the benefits obtained.
     The Audit Committee has reviewed all financial data included in this report. The Audit Committee is composed entirely of outside directors and meets periodically with the internal auditors, management, and the independent public accountants on financial reporting matters. The independent public accountants have free access to meet with the Audit Committee, without the presence of management, to discuss their audit results and opinions on the quality of financial reporting.
     The role of independent public accountants is to render an independent, professional opinion on management's consolidated financial statements to the extent required by generally accepted auditing standards. Deluxe recognizes its responsibility for conducting its affairs according to the highest standards of personal and corporate conduct. It has distributed to all employees a statement of its commitment to conducting all Company business in accordance with the highest ethical standards.


/s/ Harold V. Haverty

Harold V. Haverty
Chairman, President, and
Chief Executive Officer



/s/ Charles M. Osborne

Charles M. Osborne
Senior Vice President and
Chief Financial Officer
February 10, 1994



                                                     CONSOLIDATED BALANCE SHEETS
ASSETS

DECEMBER 31 (DOLLARS IN THOUSANDS)                                                    1993                1992
- ------------------------------------------------------------------------------------------          ----------

CURRENT ASSETS
- ------------------------------------------------------------------------------------------          ----------
Cash and cash equivalents                                                       $  114,103          $  275,172
- ------------------------------------------------------------------------------------------          ----------
Marketable securities                                                              107,705             105,747
- ------------------------------------------------------------------------------------------          ----------
Trade accounts receivable                                                          123,119             118,666
- ------------------------------------------------------------------------------------------          ----------
Inventories:
- ------------------------------------------------------------------------------------------          ----------
  Raw material                                                                      18,260              14,809
- ------------------------------------------------------------------------------------------          ----------
  Semi-finished goods                                                               21,155              17,854
- ------------------------------------------------------------------------------------------          ----------
  Finished goods                                                                    29,989              18,283
- ------------------------------------------------------------------------------------------          ----------
Supplies                                                                            15,915              14,193
- ------------------------------------------------------------------------------------------          ----------
Deferred advertising                                                                26,080              14,634
- ------------------------------------------------------------------------------------------          ----------
Deferred income taxes                                                               28,914               7,974
- ------------------------------------------------------------------------------------------          ----------
Prepaid expenses and other current assets                                           37,123              23,917
- ------------------------------------------------------------------------------------------          ----------
    Total current assets                                                           522,363             611,249
- ------------------------------------------------------------------------------------------          ----------
LONG-TERM INVESTMENTS                                                               34,815              20,886
- ------------------------------------------------------------------------------------------          ----------
PROPERTY, PLANT, AND EQUIPMENT
- ------------------------------------------------------------------------------------------          ----------
Land                                                                                32,706              25,812
- ------------------------------------------------------------------------------------------          ----------
Buildings and improvements                                                         261,974             234,656
- ------------------------------------------------------------------------------------------          ----------
Machinery and equipment                                                            483,853             455,315
- ------------------------------------------------------------------------------------------          ----------
Construction in progress                                                             1,360              14,075
- ------------------------------------------------------------------------------------------          ----------
    Total                                                                          779,893             729,858
- ------------------------------------------------------------------------------------------          ----------
Less accumulated depreciation                                                      378,252             340,841
- ------------------------------------------------------------------------------------------          ----------
Property, plant, and equipment-net                                                 401,641             389,017
- ------------------------------------------------------------------------------------------          ----------
INTANGIBLES
- ------------------------------------------------------------------------------------------          ----------
Cost in excess of net assets acquired-net                                          246,104             139,895
- ------------------------------------------------------------------------------------------          ----------
Other intangible assets-net                                                         47,071              38,509
- ------------------------------------------------------------------------------------------          ----------
    Total intangibles                                                              293,175             178,404
- ------------------------------------------------------------------------------------------          ----------
      Total assets                                                              $1,251,994          $1,199,556
- ------------------------------------------------------------------------------------------          ----------
- ------------------------------------------------------------------------------------------          ----------


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


LIABILITIES AND SHAREHOLDERS' EQUITY
DECEMBER 31 (DOLLARS IN THOUSANDS)                                                    1993                1992
- ------------------------------------------------------------------------------------------          ----------
CURRENT LIABILITIES
- ------------------------------------------------------------------------------------------          ----------
Accounts payable                                                                $   50,424          $   42,712
- ------------------------------------------------------------------------------------------          ----------
Accrued liabilities:
- ------------------------------------------------------------------------------------------          ----------
  Wages, including vacation pay                                                     45,584              41,268
- ------------------------------------------------------------------------------------------          ----------
  Employee profit sharing and pension                                               59,560              58,309
- ------------------------------------------------------------------------------------------          ----------
  Restructuring costs                                                               35,489
- ------------------------------------------------------------------------------------------          ----------
  Accrued rebates                                                                   26,473               9,363
- ------------------------------------------------------------------------------------------          ----------
  Income taxes                                                                       3,847              11,584
- ------------------------------------------------------------------------------------------          ----------
  Other                                                                             69,527              55,626
- ------------------------------------------------------------------------------------------          ----------
Long-term debt due within one year                                                   6,967               5,508
- ------------------------------------------------------------------------------------------          ----------
    Total current liabilities                                                      297,871             224,370
- ------------------------------------------------------------------------------------------          ----------
LONG-TERM DEBT                                                                     110,755             115,522
- ------------------------------------------------------------------------------------------          ----------
DEFERRED INVESTMENT CREDIT                                                           1,224               1,928
- ------------------------------------------------------------------------------------------          ----------
DEFERRED INCOME TAXES                                                               40,895              27,928
- ------------------------------------------------------------------------------------------          ----------
SHAREHOLDERS' EQUITY
- ------------------------------------------------------------------------------------------          ----------
Common shares $1 par value (authorized: 500,000,000 shares;
  issued: 1993 - 82,548,627 shares 1992 - 83,797,015 shares)                        82,549              83,797
- ------------------------------------------------------------------------------------------          ----------
Additional paid-in capital                                                             341               1,208
- ------------------------------------------------------------------------------------------          ----------
Retained earnings                                                                  719,046             744,803
- ------------------------------------------------------------------------------------------          ----------
Cumulative translation adjustment                                                     (687)
- ------------------------------------------------------------------------------------------          ----------
    Shareholders' equity                                                           801,249             829,808
- ------------------------------------------------------------------------------------------          ----------
      Total liabilities and shareholders' equity                                $1,251,994          $1,199,556
- ------------------------------------------------------------------------------------------          ----------
- ------------------------------------------------------------------------------------------          ----------



                                                  CONSOLIDATED STATEMENTS OF INCOME


YEARS ENDED DECEMBER 31 (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)               1993           1992           1991
- ------------------------------------------------------------------------------------------     ----------     ----------
NET SALES                                                                       $1,581,767     $1,534,351     $1,474,482
- ------------------------------------------------------------------------------------------     ----------     ----------
OPERATING EXPENSES
- ------------------------------------------------------------------------------------------     ----------     ----------
Cost of sales                                                                      730,436        702,969        702,088
- ------------------------------------------------------------------------------------------     ----------     ----------
Selling, general, and administrative                                               489,127        423,362        406,541
- ------------------------------------------------------------------------------------------     ----------     ----------
Employee profit sharing and pension                                                 61,162         60,307         55,410
- ------------------------------------------------------------------------------------------     ----------     ----------
Employee bonus and stock purchase discount                                          20,215         25,494         22,417
- ------------------------------------------------------------------------------------------     ----------     ----------
Restructuring charge                                                                49,000
- ------------------------------------------------------------------------------------------     ----------     ----------
    Total                                                                        1,349,940      1,212,132      1,186,456
- ------------------------------------------------------------------------------------------     ----------     ----------
Income from operations                                                             231,827        322,219        288,026
- ------------------------------------------------------------------------------------------     ----------     ----------
OTHER INCOME (EXPENSE)
- ------------------------------------------------------------------------------------------     ----------     ----------
Investment and other income                                                         14,362         17,935         15,688
- ------------------------------------------------------------------------------------------     ----------     ----------
Interest expense                                                                   (10,276)       (15,371)        (8,221)
- ------------------------------------------------------------------------------------------     ----------     ----------
Income before income taxes                                                         235,913        324,783        295,493
- ------------------------------------------------------------------------------------------     ----------     ----------
PROVISION FOR INCOME TAXES                                                          94,052        121,999        112,591
- ------------------------------------------------------------------------------------------     ----------     ----------
NET INCOME                                                                      $  141,861     $  202,784     $  182,902
- ------------------------------------------------------------------------------------------     ----------     ----------
- ------------------------------------------------------------------------------------------     ----------     ----------
NET INCOME PER COMMON SHARE-Based on average
number of shares outstanding                                                    $     1.71     $     2.42     $     2.18
- ------------------------------------------------------------------------------------------     ----------     ----------
- ------------------------------------------------------------------------------------------     ----------     ----------
CASH DIVIDENDS PER COMMON SHARE                                                 $     1.42     $     1.34     $     1.22
- ------------------------------------------------------------------------------------------     ----------     ----------
- ------------------------------------------------------------------------------------------     ----------     ----------


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                                                CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31 (DOLLARS IN THOUSANDS)                                        1993           1992           1991
- ------------------------------------------------------------------------------------------     ----------     ----------
CASH FLOWS FROM OPERATING ACTIVITIES
- ------------------------------------------------------------------------------------------     ----------     ----------
Net income                                                                      $  141,861     $  202,784     $  182,902
- ------------------------------------------------------------------------------------------     ----------     ----------
Adjustments to reconcile net income to net cash
  provided by operating activities:
- ------------------------------------------------------------------------------------------     ----------     ----------
    Depreciation                                                                    55,145         54,000         53,228
- ------------------------------------------------------------------------------------------     ----------     ----------
    Amortization of intangibles                                                     17,175         12,615         22,748
- ------------------------------------------------------------------------------------------     ----------     ----------
    Stock purchase discount                                                          8,537          7,975          7,071
- ------------------------------------------------------------------------------------------     ----------     ----------
    Deferred income taxes and investment credit                                    (16,111)        (2,677)        (4,951)
- ------------------------------------------------------------------------------------------     ----------     ----------
    Changes in assets and liabilities, net of effects from acquisitions:
- ------------------------------------------------------------------------------------------     ----------     ----------
      Restructuring costs                                                           35,489
- ------------------------------------------------------------------------------------------     ----------     ----------
      Trade accounts receivable                                                       (160)        (6,816)         2,191
- ------------------------------------------------------------------------------------------     ----------     ----------
      Inventories                                                                  (11,696)         1,990          3,678
- ------------------------------------------------------------------------------------------     ----------     ----------
      Accounts payable                                                              (6,885)         5,633         (1,611)
- ------------------------------------------------------------------------------------------     ----------     ----------
      Other assets and liabilities                                                     327          5,499          3,458
- ------------------------------------------------------------------------------------------     ----------     ----------
        Net cash provided by operating activities                                  223,682     $  281,003        268,714
- ------------------------------------------------------------------------------------------     ----------     ----------
CASH FLOWS FROM INVESTING ACTIVITIES
- ------------------------------------------------------------------------------------------     ----------     ----------
Purchases of marketable securities with maturities of
  more than 3 months                                                              (119,339)      (114,619)       (95,079)
- ------------------------------------------------------------------------------------------     ----------     ----------
Proceeds from sales of marketable securities with maturities
  of more than 3 months                                                            149,805         99,454         26,075
- ------------------------------------------------------------------------------------------     ----------     ----------
Net (additions to) reductions of marketable securities
  with maturities of 3 months or less                                              (32,100)         3,000         86,205
- ------------------------------------------------------------------------------------------     ----------     ----------
Purchases of long-term investments                                                 (14,060)        (5,809)
- ------------------------------------------------------------------------------------------     ----------     ----------
Collection on National Computer Systems, Inc. debenture                                                           33,745
- ------------------------------------------------------------------------------------------     ----------     ----------
Purchases of property, plant, and equipment                                        (60,990)       (64,114)       (71,537)
- ------------------------------------------------------------------------------------------     ----------     ----------
Payments for acquisitions, net of cash acquired                                   (110,136)
- ------------------------------------------------------------------------------------------     ----------     ----------
Other                                                                               (9,044)        (9,254)        (6,730)
- ------------------------------------------------------------------------------------------     ----------     ----------
        Net cash used in investing activities                                     (195,864)       (91,342)       (27,321)
- ------------------------------------------------------------------------------------------     ----------     ----------
CASH FLOWS FROM FINANCING ACTIVITIES
- ------------------------------------------------------------------------------------------     ----------     ----------
Proceeds from issuance of long-term debt                                                                          99,215
- ------------------------------------------------------------------------------------------     ----------     ----------
Payments on long-term debt                                                         (10,260)        (1,586)        (1,379)
- ------------------------------------------------------------------------------------------     ----------     ----------
Payments to retire common stock                                                    (89,172)       (57,025)       (46,170)
- ------------------------------------------------------------------------------------------     ----------     ----------
Proceeds from issuing stock under employee plans                                    28,490         32,208         29,392
- ------------------------------------------------------------------------------------------     ----------     ----------
Cash dividends paid to shareholders                                               (117,945)      (112,483)      (102,512)
- ------------------------------------------------------------------------------------------     ----------     ----------
        Net cash used in financing activities                                     (188,887)      (138,886)       (21,454)
- ------------------------------------------------------------------------------------------     ----------     ----------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                              (161,069)        50,775        219,939
- ------------------------------------------------------------------------------------------     ----------     ----------
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                     275,172        224,397          4,458
- ------------------------------------------------------------------------------------------     ----------     ----------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                        $  114,103     $  275,172     $  224,397
- ------------------------------------------------------------------------------------------     ----------     ----------
- ------------------------------------------------------------------------------------------     ----------     ----------
Supplementary cash flow disclosure:
- ------------------------------------------------------------------------------------------     ----------     ----------
  Interest paid                                                                 $   11,772     $   15,682     $    5,129
- ------------------------------------------------------------------------------------------     ----------     ----------
  Income taxes paid                                                                119,859        130,041        121,358
- ------------------------------------------------------------------------------------------     ----------     ----------
- ------------------------------------------------------------------------------------------     ----------     ----------


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES
The consolidated financial statements include the accounts of the Company and all wholly owned subsidiaries.

MARKETABLE SECURITIES - Marketable securities consist of debt securities carried at cost. The fair values of such securities, based on quoted market prices at December 31, 1993 and 1992, were $107,705,000 and $105,832,000, respectively.

INVENTORY - Substantially all inventory is included at the lower of cost, on the last-in, first-out (LIFO) method, or market. LIFO inventories at December 31, 1993 and 1992, were approximately $9,380,000 and $12,310,000, respectively, less than replacement cost.

PROPERTY, PLANT, AND EQUIPMENT - Property, plant, and equipment are stated at cost. Buildings with 40-year lives and machinery and equipment with lives of five to 11 years are generally depreciated using accelerated methods. Leasehold and building improvements are depreciated on a straight-line basis over the estimated useful life of the property or the life of the lease, whichever is shorter.

INTANGIBLES - Intangibles are shown in the balance sheet net of amortization determined on the straight-line basis. Amortization periods range from five to 30 years for cost in excess of net assets acquired, and three to 16 years for other intangibles. Total intangibles are as follows at December 31 (dollars in thousands):


                                                      1993           1992

- ----------------------------------------------------------       --------
Cost in excess of net assets acquired             $279,467       $166,382
- ----------------------------------------------------------       --------
Other intangible assets                             76,924         60,428
- ----------------------------------------------------------       --------
     Total                                        $356,391       $226,810
- ----------------------------------------------------------       --------
     Less accumulated amortization                 (63,216)       (48,406)
- ----------------------------------------------------------       --------
Intangibles - net                                 $293,175       $178,404
- ----------------------------------------------------------       --------
- ----------------------------------------------------------       --------


LONG-TERM INVESTMENTS - long-term investments consist principally of cash surrender values of insurance contracts, investments with maturities in excess of one year, and notes receivable. Such investments are carried at cost or amortized cost which approximate their fair value. Fair values are estimated using discounted cash flow analyses based on current market interest rates for similar types of investments.
     In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The Company believes that this statement, when adopted in 1994, will not have a material effect on its financial position or results of operations.

INCOME TAXES AND INVESTMENT CREDIT - Deferred income taxes result from temporary differences between the bases of assets and liabilities recognized for financial reporting purposes and such bases recognized for tax purposes.
     Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." This statement supersedes SFAS No. 96, which the Company adopted in 1988. The effect of adopting SFAS No. 109 was immaterial to the financial statements.
     The Company amortizes investment tax credits related to purchases of property ratably over the estimated composite life of the property to which the investment tax credit relates.

ACCRUED REBATES - The Company enters into contractual agreements for rebates on certain products with its customers. Such amounts are recorded as a reduction to arrive at net sales, and accrued on the balance sheet as incurred.

DEFERRED ADVERTISING - The Company defers certain costs related to direct-response advertising of its products. Such costs are amortized over periods that correspond to the estimated revenue stream of the individual advertising activity. The total amount charged to expense for 1993, 1992, and 1991 was $74,882,000, $51,037,000, and $36,211,000, respectively.

TRANSLATION ADJUSTMENT - Financial position and results of operations of the Company's international subsidiaries are measured using local currencies as the functional currency. Assets and liabilities of these operations were translated at the exchange rate in effect at the balance sheet date. Income statement accounts were translated at the average exchange rate during the year. Translation adjustments arising from the use of differing exchange rates from period to period are included in the cumulative translation adjustment line in the shareholders' equity section of the balance sheet. Gains and losses that result from foreign currency transactions are included in earnings.

CONSOLIDATED STATEMENTS OF CASH FLOWS - The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The carrying amount reported in the balance sheet for cash and cash equivalents approximates fair value.

RECLASSIFICATIONS - Certain prior years' amounts have been reclassified to conform to the 1993 presentation.

2. RESTRUCTURING CHARGE

In June 1993, the Company announced plans to consolidate its financial institution check printing operations by closing 16 underutilized check printing plants. These closings were necessitated by the absence of growth in the financial institution check market and the production efficiencies gained from the Company's improved check printing technology. In conjunction with the consolidation, the Company recorded a one-time pretax restructuring charge of $60 million.
     As of December 31, 1993, the Company had closed 14 of the 16 check printing plants at a cost less than originally estimated. The savings resulted from lower than anticipated relocation and severance costs. In addition, because most of the equipment from the closed plants was redeployed in other parts of the Company, a large portion of the cost estimated for disposition of assets was never incurred. As a result of these savings, the Company reduced its estimate of the total restructuring cost to $49 million, and recorded a fourth quarter credit of $11 million. The largest components of the restructuring cost are estimated cash payments for employee severance, relocation, and related expenses of $36.3 million and real estate dispositions and equipment write-downs of $9.1 million. The majority of cash payments related to restructuring will be made during 1994.

3. ACQUISITIONS

On September 24, 1993, the Company acquired all of the outstanding capital stock of PaperDirect, Inc., a direct mail marketer of specialty papers and related products to the desktop publishing industry, for $90 million in cash. In addition, the Company agreed to pay $9 million over three years for a covenant not to compete. The Company may be required to make additional payments of up to $16 million per year over a period ending December 31, 1996, contingent upon the results of PaperDirect's operations over the course of that period. Based on PaperDirect's 1993 operating results, a payable to PaperDirect's former shareholders of $16 million was accrued at December 31, 1993. The acquisition was accounted for using the purchase method. Accordingly, the purchase price was allocated to assets acquired based on their estimated fair values. This treatment resulted in approximately $100 million of cost in excess of net assets acquired as of December 31, 1993. Such excess (which will increase for any future contingent cash payment) is being amortized on a straight-line basis over 30 years. PaperDirect's results of operations have been included in the consolidated results of operations since the date of acquisition.
     The following summarized, unaudited pro forma results of operations for the years ended December 31, 1993 and 1992, assume the acquisition occurred as of the beginning of the respective periods (dollars in thousands except per share amounts):


                                                        1993           1992
- ------------------------------------------------------------     ----------
Net sales                                         $1,624,868     $1,561,192
- ------------------------------------------------------------     ----------
Net income                                           141,193        196,112
- ------------------------------------------------------------     ----------
Net income per common share                            $1.70          $2.34
- ------------------------------------------------------------     ----------


     On September 30, 1993, the Company completed its acquisition of the assets of Stockforms, Ltd., a supplier of accounting software forms based in the United Kingdom, by purchasing the remaining 75% interest of the company for approximately $11.7 million. (The Company had purchased the initial 25% during 1992 for approximately $3 million.) The acquisition was accounted for using the purchase method. Accordingly, the purchase price was allocated to assets acquired based on their fair values. The total cost in excess of net assets acquired of $13.9 million is being amortized on a straight-line basis over 20 years. The acquisition did not have a material pro forma impact on operations.

4. PROVISION FOR INCOME TAXES

The components of the provision for income taxes are as follows (dollars in thousands):

                                         1993           1992           1991
- -----------------------------------------------------------------------------
Current tax provision:
- -----------------------------------------------------------------------------
     Federal                         $ 89,650       $106,818       $ 99,016
- -----------------------------------------------------------------------------
     State                             17,477         20,377         18,526
- -----------------------------------------------------------------------------
     Total                            107,127        127,195        117,542
- -----------------------------------------------------------------------------
Deferred tax benefit:
- -----------------------------------------------------------------------------
     Federal                          (10,631)        (3,391)        (3,621)
- -----------------------------------------------------------------------------
     State                             (1,983)        (1,209)          (586)
- -----------------------------------------------------------------------------
     Total                            (12,614)        (4,600)        (4,207)
- -----------------------------------------------------------------------------
Deferred investment credit               (461)          (596)          (744)
- -----------------------------------------------------------------------------
     Total                           $ 94,052       $121,999       $112,591
- -----------------------------------------------------------------------------
- -----------------------------------------------------------------------------


     In August 1993, the u.s. government passed legislation that increased the corporate income tax rate to 35%, retroactive to January 1, 1993. The effect of the new tax law on the Company increased the provision for income taxes by $2.9 million or $.03 per share for the year ended December 31, 1993.
     The Company's effective tax rate on pretax income differs from the u.s. Federal statutory regular tax rates of 35% in 1993 and 34% in 1992 and 1991 as follows (dollars in thousands):


                                         1993           1992           1991
- -----------------------------------------------------------------------------
Income tax at Federal
     statutory rate                   $82,570       $110,426       $100,468
- -----------------------------------------------------------------------------
State income taxes net of
     Federal income tax benefit        10,207         12,689         11,880
- -----------------------------------------------------------------------------
Amortization of non-
     deductible intangibles             2,379          1,896          1,960
- -----------------------------------------------------------------------------
Other                                  (1,104)        (3,012)        (1,717)
- -----------------------------------------------------------------------------
Provision for
     income taxes                     $94,052       $121,999       $112,591
- -----------------------------------------------------------------------------
- -----------------------------------------------------------------------------

Tax effected temporary differences which give rise to a significant portion of deferred tax assets and liabilities at December 31, 1993, are as follows (dollars in thousands):


                                           DEFERRED TAX        DEFERRED TAX
                                                 ASSETS         LIABILITIES
- -----------------------------------------------------------------------------
Property, plant, and equipment                  $                   $33,155
- -----------------------------------------------------------------------------
Deferred advertising                                                  6,895
- -----------------------------------------------------------------------------
Employee benefit plans                           13,656
- -----------------------------------------------------------------------------
Inventory                                         3,218
- -----------------------------------------------------------------------------
Lease transactions                                                    2,157
- -----------------------------------------------------------------------------
Insurance reserves                                3,405
- -----------------------------------------------------------------------------
Intangibles                                                           6,138
- -----------------------------------------------------------------------------
Restructuring accrual                            12,744
- -----------------------------------------------------------------------------
All other                                         6,431               3,090
- -----------------------------------------------------------------------------
Total deferred taxes                            $39,454             $51,435
- -----------------------------------------------------------------------------
- -----------------------------------------------------------------------------

5. EMPLOYEE BENEFIT PLANS

PROFIT SHARING AND PENSION PLANS - The Company has profit sharing plans and a defined contribution pension plan to provide retirement income to its employees. The plans cover all full-time employees with at least 15 months of service. Contributions are made solely by the Company to trusts, and benefits provided by the plans are paid from accumulated funds by the trusts. Contributions to the pension plan equal 6% of eligible compensation. Contributions to the profit sharing plans are discretionary, but generally are based on a formula limiting the contribution to 15% of eligible compensation less the amount contributed to the pension plan. Pension plan expense for 1993, 1992, and 1991 was $21,802,000, $21,652,000, and $19,767,000, respectively.

STOCK PURCHASE PLAN - The Company has an employee stock purchase plan that enables eligible employees to purchase the Company's common stock at 75% of its fair market value on the first business day following each three-month purchase period. Under the plan, 855,242, 755,840, and 702,402 shares were issued at prices ranging from $26.92-$33.67, $28.60-$33.38, and $27.10-$34.22 in 1993,
1992, and 1991, respectively.

STOCK OPTION PLAN - Under a stock option plan for key employees adopted by shareholders of the Company in

1984, the Company may grant either non-qualified or incentive stock options to purchase up to 3,600,000 shares of common stock. All options allow for the purchase of common stock at prices equal to market value at the date of grant. Options become exercisable in varying amounts beginning generally one year after grant. Information regarding this option plan is as follows:




                                                NUMBER OF SHARES
                                         1993           1992           1991
- -----------------------------------------------------------------------------
Outstanding, January 1              1,285,328      1,231,038      1,260,711
- -----------------------------------------------------------------------------
Granted                               396,900        325,056        282,085
- -----------------------------------------------------------------------------
Exercised                             (93,661)      (266,491)      (292,034)
- -----------------------------------------------------------------------------
Canceled                              (21,427)        (4,275)       (19,724)
- -----------------------------------------------------------------------------
Outstanding, December 31            1,567,140      1,285,328      1,231,038
- -----------------------------------------------------------------------------
- -----------------------------------------------------------------------------
Exercisable, December 31              969,690        748,374        724,747
- -----------------------------------------------------------------------------
- -----------------------------------------------------------------------------

     Options were granted at prices ranging from $34.625 to $44.75 per share in 1993, $43.375 per share in 1992, and $45.875 per share in 1991. Options were exercised in 1993, 1992, and 1991 at average prices per share of $30.07, $31.07, and $27.99, respectively. Options were outstanding at December 31, 1993, 1992, 1991, at average prices per share of $37.34, $37.11, and $34.16, respectively. At December 31, 1993, options for 980,084 shares remain available for issuance under the plan.

6. POSTEMPLOYMENT BENEFITS

In addition to providing retirement income benefits, the Company provides certain health care benefits for a large number of its retired employees. Employees included in the plan may become eligible for such benefits if they reach normal retirement age while in the employment of the Company. Effective January 1, 1994, cost sharing provisions of the plan were amended to require retirees to pay a larger portion of their medical insurance premiums.
     Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." SFAS No. 106 requires the Company to accrue the estimated cost of retiree benefit payments during the years in which employees provide services. Prior to adoption, the Company had expensed the cost of these benefits as they were incurred. In addition, during the late 1980s, the Company began funding its postretirement health care plan. The result of this funding was to reduce the transition obligation for SFAS No. 106 to a level significantly below the January 1, 1993, accumulated postretirement benefit obligation. The effect of adopting SFAS No. 106 was immaterial to the financial statements.
     SFAS No. 106 allows the recognition of the transition obligation in the year of adoption over a period of up to 20 years. The Company has elected to amortize its transition obligation of $22,885,000 over 20 years. The following table summarizes the funded status of the plan (dollars in thousands):



                                                          DECEMBER 31, 1993
- -----------------------------------------------------------------------------
Accumulated postretirement benefit obligation:
- -----------------------------------------------------------------------------
     Retirees                                                       $52,150
- -----------------------------------------------------------------------------
     Fully eligible plan participants                                 1,672
- -----------------------------------------------------------------------------
     Other active participants                                        6,146
- -----------------------------------------------------------------------------
     Total                                                           59,968
- -----------------------------------------------------------------------------
Less:
     Fair value of plan assets (debt and equity securities)          32,443
- -----------------------------------------------------------------------------
     Unrecognized net loss                                            5,425
- -----------------------------------------------------------------------------
     Unrecognized transition obligation                              21,667
- -----------------------------------------------------------------------------
Portion of transition obligation accrued in the
     balance sheet as of December 31, 1993                          $   433
- -----------------------------------------------------------------------------
- -----------------------------------------------------------------------------

     Net postretirement benefit cost for the year ended December 31, 1993, consisted of the following components (dollars in thousands):


Service cost - benefits earned during the year                       $  978
- -----------------------------------------------------------------------------
Interest cost on the accumulated
     postretirement benefit obligation                                4,525
- -----------------------------------------------------------------------------
Actual return on plan assets                                         (2,568)
- -----------------------------------------------------------------------------
Amortization of transition obligation                                 1,218
- -----------------------------------------------------------------------------
          Total                                                      $4,153
- -----------------------------------------------------------------------------
- -----------------------------------------------------------------------------

Postretirement health care benefit expense under the former method of accounting was $7,085,000 and $6,895,000 for 1992 and 1991, respectively. These expenses included the cost of retiree medical coverage for the respective year as well as funding for future obligations.
     In measuring the accumulated postretirement benefit obligation as of December 31, 1993, the Company's health care inflation rate for 1994 was assumed to be 11.5% for employees enrolled in an indemnity plan and 8.5% for employees enrolled in health maintenance organizations. Inflation rates for both plans are assumed to trend downward gradually over a 10-year period to 5.0% for the years 2004 and beyond. A 1 percentage point increase in the health care inflation rate for each year would increase the accumulated postretirement benefit obligation by approximately $8,398,000, and the service and interest cost components of the net postretirement benefit cost by approximately $1,015,000. The discount rate used in determining the accumulated postretirement benefit obligation as of December 31, 1993, was 7.25%. The expected long-term rate of return on plan assets used to determine the 1993 net periodic postretirement benefit costs was 8.6%.
     In November 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits." The Company believes that this statement, when adopted in 1994, will not have a material effect on its financial position or results of operations.

7. LEASE AND DEBT COMMITMENTS

Long-term debt was as follows at December 31 (dollars in thousands):


                                                        1993           1992
- -----------------------------------------------------------------------------
8.55% unsecured and unsubordinated
     notes due February 15, 2001                    $100,000       $100,000
- -----------------------------------------------------------------------------
Other                                                 17,722         21,030
- -----------------------------------------------------------------------------
     Total long-term debt                            117,722        121,030
- -----------------------------------------------------------------------------
     Less amount due within one year                   6,967          5,508
- -----------------------------------------------------------------------------
          Total                                     $110,755       $115,522
- -----------------------------------------------------------------------------
- -----------------------------------------------------------------------------

     In February 1991, the Company issued $100 million of 8.55% unsecured and unsubordinated notes due February 15, 2001. The notes are not redeemable prior to maturity. The fair values of these notes were estimated to be $115 million and $109 million at December 31, 1993 and 1992, respectively, based on quoted market prices for similar issuances.
     Other long-term debt consists principally of equipment notes and payments due under non-compete agreements. The obligations bear interest rates of 8.1% to 13.0% and are due through 1998. Carrying value approximates fair value for these obligations based on estimates using current market interest rates and discounted cash flow analyses.
     Maturities of long-term debt for the five years ending December 31, 1998, are $6,967,000, $3,276,000, $5,721,000, $1,422,000, and $315,000. Land and
buildings with a cost of $26,800,000 at December 31, 1993, are pledged as collateral.
     The Company has unsecured bank lines of credit for $35,000,000. At December 31, 1993, there were no borrowings outstanding under these agreements.
     Minimum future rental payments for leased facilities and equipment for the five years ending December 31, 1998, are $23,509,000, $13,286,000, $7,813,000,
$5,510,000, and $4,515,000, respectively. Rental expense was $39,778,000,
$38,768,000, and $35,420,000 for 1993, 1992, and 1991, respectively.

8. COMMON STOCK PURCHASE RIGHTS

On February 5, 1988, the Company declared a distribution to shareholders of record on February 22, 1988, of one common stock purchase right for each outstanding share of common stock. Upon the occurrence of certain events, each right will entitle the holder to purchase one share of common stock at an exercise price of $100. The rights become exercisable if a person acquires 20% or more of the Company's common stock or announces a tender offer for 30% or more of the Company's common stock. The rights may be redeemed by the Company at a price of $.01 per right at any time prior to the 30th day after a 20% position has been acquired.
     If the Company is acquired in a merger or other business combination, each right will entitle its holder to purchase common shares of the acquiring company having a market value of twice the exercise price of each right (i.e., at a 50% discount). If an acquirer purchases 35% of the Company's common stock or obtains working control of the Company and engages in certain self-dealing transactions, each right will entitle its holder to purchase a number of the Company's common shares having a market value of twice the right's exercise price. Each right will also entitle its holder to purchase the Company's common stock at a similar 50% discount in the event an acquirer merges into the Company and leaves the Company's stock unchanged.

9. BUSINESS SEGMENT INFORMATION

The Company has classified its operations into three business segments. Payment Systems manufactures and supplies checks, through financial institutions, and provides electronic funds transfer, account verification, and check authorization services. Business Systems manufactures forms, record-keeping systems, desktop publishing supplies, and related products to small businesses. Consumer Specialty Products manufactures and distributes greeting cards, stationery, direct mail checks, and other products for households.
     Segment information for 1992 and 1991 has been restated to segregate the former Payment Systems/Business Systems segment. The reclassification is necessary due to recent acquisitions of PaperDirect, Inc., and the assets of Stockforms, Ltd., by the Business Systems segment. Capital expenditures are reported net of those acquisitions.
     For the three years ended December 31, 1993, the Company's segment information is as follows (dollars in thousands):


                                                        CONSUMER
                                 PAYMENT    BUSINESS   SPECIALTY
1993                             SYSTEMS     SYSTEMS    PRODUCTS         TOTAL

- -------------------------------------------------------------------------------
Net sales                     $1,068,932    $237,883    $274,952    $1,581,767
- -----------------------------------------------------------------------------
Income from operations           181,802      25,196      24,829       231,827
- -----------------------------------------------------------------------------
Identifiable assets              725,968     232,389     293,637     1,251,994
- -----------------------------------------------------------------------------
Depreciation and amortization     53,203       7,351      11,766        72,320
- -----------------------------------------------------------------------------
Capital expenditures              46,313       7,261       8,536        62,110
- -------------------------------------------------------------------------------
1992
- -------------------------------------------------------------------------------

Net sales                     $1,096,638    $196,034    $241,679    $1,534,351
- -------------------------------------------------------------------------------
Income from operations           271,828      24,757      25,634       322,219
- -------------------------------------------------------------------------------
Identifiable assets              841,822      85,306     272,428     1,199,556
- -------------------------------------------------------------------------------
Depreciation and amortization     50,779       5,123      10,713        66,615
- -------------------------------------------------------------------------------
Capital expenditures              60,312       3,061       8,238        71,611
- -------------------------------------------------------------------------------
1991
- -------------------------------------------------------------------------------
Net sales                     $1,070,362    $178,751    $225,369    $1,474,482
- -------------------------------------------------------------------------------
Income from operations           239,383      26,015      22,628       288,026
- -------------------------------------------------------------------------------
Identifiable assets              782,388      63,984     252,687     1,099,059
- -------------------------------------------------------------------------------
Depreciation and amortization     60,995       4,370      10,611        75,976
- -------------------------------------------------------------------------------
Capital expenditures              62,542       4,057       5,902        72,501
- -------------------------------------------------------------------------------



     Certain corporate related assets (principally cash, cash equivalents, and marketable securities) are reported in the Payment Systems identifiable assets. Payment Systems income from operations for 1993 includes the impact of the $49 million restructuring charge recorded during the year. Beginning in 1992, the Company began allocating certain costs related to information services to the Business Systems segment. In 1991 such costs were reflected in the Payment Systems segment's income from operations.

10. SHAREHOLDERS' EQUITY


                                           ADDITIONAL
                                  COMMON      PAID-IN    RETAINED   CUMULATIVE
(DOLLARS IN THOUSANDS)            SHARES      CAPITAL    EARNINGS  TRANSLATION
- -------------------------------------------------------------------------------
Balance, January 1, 1991         $84,075     $           $591,717    $
- -------------------------------------------------------------------------------
Net income                                                182,902
- -------------------------------------------------------------------------------
Cash dividends                                           (102,512)
- -------------------------------------------------------------------------------
Common stock issued                  994       36,970
- -------------------------------------------------------------------------------
Common stock retired              (1,131)     (36,970)     (8,069)
- -------------------------------------------------------------------------------
Balance, December 31, 1991        83,938                  664,038
- -------------------------------------------------------------------------------
Net income                                                202,784
- -------------------------------------------------------------------------------
Cash dividends                                           (112,483)
- -------------------------------------------------------------------------------
Common stock issued                1,187       47,369
- -------------------------------------------------------------------------------
Common stock retired              (1,328)     (46,161)     (9,536)
- -------------------------------------------------------------------------------
Balance, December 31, 1992        83,797        1,208     744,803
- -------------------------------------------------------------------------------
Net income                                                141,861
- -------------------------------------------------------------------------------
Cash dividends                                           (117,945)
- -------------------------------------------------------------------------------
Common stock issued                  949       36,435
- -------------------------------------------------------------------------------
Common stock retired              (2,197)     (37,302)    (49,673)
- -------------------------------------------------------------------------------
Translation adjustment                                                    (687)
- -------------------------------------------------------------------------------
Balance, December 31, 1993       $82,549     $    341    $719,046        $(687)
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------


                             INDEPENDENT AUDITORS' REPORT

TO THE SHAREHOLDERS OF DELUXE CORPORATION:

We have audited the accompanying consolidated balance sheets of Deluxe Corporation and its subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of income and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, such financial statements present fairly, in all material respects, the financial position of Deluxe Corporation and its subsidiaries at December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

Deloitte & Touche
Saint Paul, Minnesota

February 10, 1994


                 SUMMARIZED QUARTERLY FINANCIAL DATA (UNAUDITED)


                              (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

1993 QUARTER ENDED           MARCH 31    JUNE 30   SEPTEMBER 30   DECEMBER 31
- -------------------------------------------------------------------------------
Net sales                    $405,747   $362,868       $371,974      $441,178
- -------------------------------------------------------------------------------
Cost of sales                 185,876    168,908        173,376       202,276
- -------------------------------------------------------------------------------
Net income                     51,791      2,246(1)      36,996        50,828(1)
- -------------------------------------------------------------------------------
Per share of common stock
- -------------------------------------------------------------------------------
     Net income                  0.62       0.03           0.45          0.61
- -------------------------------------------------------------------------------
     Cash dividends              0.35       0.35           0.36          0.36
- -------------------------------------------------------------------------------

1992 QUARTER ENDED           MARCH 31    JUNE 30   SEPTEMBER 30   DECEMBER 31
- -------------------------------------------------------------------------------
Net sales                     385,294    363,916        372,593       412,548
- -------------------------------------------------------------------------------
Cost of sales                 178,631    166,017        168,161       190,160
- -------------------------------------------------------------------------------
Net income                     48,881     47,643         50,533        55,727
- -------------------------------------------------------------------------------
Per share of common stock
- -------------------------------------------------------------------------------
     Net income                  0.58       0.57           0.60          0.67
- -------------------------------------------------------------------------------
     Cash dividends              0.32       0.32           0.35          0.35
- -------------------------------------------------------------------------------

(1) IN JUNE 1993 THE COMPANY RECORDED A PRETAX CHARGE OF $60 MILLION TO CONSOLIDATE ITS FINANCIAL INSTITUTION CHECK PRINTING OPERATIONS. IN DECEMBER 1993, AN $11 MILLION CREDIT WAS RECORDED TO REDUCE THE TOTAL CHARGE TO $49 MILLION. SEE NOTE 2 TO CONSOLIDATED FINANCIAL STATEMENTS.

                             SHAREHOLDER INFORMATION

QUARTERLY STOCK DATA

The chart below shows the per-share price range of the Company's common stock for the past two fiscal years as quoted on the New York Stock Exchange.



1993 QUARTER              HIGH            LOW          CLOSE
- -------------------------------------------------------------
1st                     47 1/2         40 1/2         43 1/8
- ------------            ------         ------         -------
2nd                     47 3/4         37 1/4         38 1/4
- ------------            ------         ------         -------
3rd                     38 5/8         35 1/8         35 1/2
- ------------            ------         ------         -------
4th                     36 1/2         31 7/8         36 1/4
- ------------            ------         ------         -------

1992 QUARTER              HIGH            LOW          CLOSE
- -------------------------------------------------------------
1st                     42             38 1/8         40 7/8
- ------------            ------         ------         -------
2nd                     45 5/8         39 1/8         42 1/2
- ------------            ------         ------         -------
3rd                     44 3/4         41 3/4         41 3/4
- ------------            ------         ------         -------
4th                     49             40             46 5/8
- ------------            ------         ------         -------


STOCK EXCHANGE

Deluxe Corporation common stock is traded on the New York Stock Exchange under the symbol DLX.

ANNUAL MEETING

The annual meeting of the shareholders of Deluxe Corporation will be held Monday, May 9, 1994, at the Omni Houston Hotel, Houston, Texas, at 6:30 p.m.

FORM 10-K AVAILABLE

A copy of the Form 10-K (Annual Report) filed with the Securities and Exchange Commission by the Company may be obtained without charge by written request to Stuart Alexander, Deluxe Corporation, P.O. Box 64399, St. Paul, Minnesota 55164-0399.

SHAREHOLDER INQUIRIES

Requests for additional information should be sent to corporate headquarters to the attention of the following:

GENERAL INFORMATION:
Stuart Alexander (612) 483-7358
Vice President, Corporate Public Relations

FINANCIAL INFORMATION:
Charles M. Osborne (612) 483-7355
Senior Vice President and Chief Financial Officer

STOCK OWNERSHIP AND RECORD KEEPING

Norwest Bank Minnesota, N.A.
Stock Transfer Department
161 N. Concord Exchange
P.O. Box 738
South St. Paul, MN 55075
(800) 468-9716
(612) 450-4064

EXECUTIVE OFFICES

STREET ADDRESS:
1080 W. County Rd. F,
Shoreview, Minnesota 55126-8201

MAILING ADDRESS:
P.O. Box 64399,
St. Paul, Minnesota 55164-0399
(612) 483-7111