Form 10-K405, Exhibit 13
DELUXE CORP
filed 1995-03-27
CIK 27996

                                                                      EXHIBIT 13

                       DOCUMENTS INCORPORATED BY REFERENCE
                       1994 ANNUAL REPORT TO SHAREHOLDERS


FINANCIAL HIGHLIGHTS

(Dollars in Thousands Except per
  Share Amounts)                                  1994        1993    Change
-------------------------------------------------------------------------------
Net sales                                    $1,747,920  $1,581,767    10.5%

Net income                                      140,866     141,861     (.7%)

  Return on sales                                  8.1%        9.0%

  Per share                                        1.71        1.71

  Return on average shareholders' equity          17.4%       17.4%

Cash dividends paid                             120,503     117,945     2.2%

  Per share                                        1.46        1.42     2.8%

Shareholders' equity                            814,393     801,249     1.6%

  Book value per share                             9.89        9.66     2.4%

Average common shares outstanding (thousands)    82,400      82,936

Number of shareholders                           22,436      23,084

Number of employees                              18,903      17,748     6.5%


                                   Graph Data

     Net Sales           Net Income               Cash Dividends
(Dollars in Millions)     per Share                 per Share
                          (Dollars)                 (Dollars)
  1994    $1,748         1994      $1.71          1994      $1.46
  1993    $1,582         1993      $1.71          1993      $1.42
  1992    $1,534         1992      $2.42          1992      $1.34
  1991    $1,474         1991      $2.18          1991      $1.22
  1990    $1,414         1990      $2.03          1990      $1.10

                                      13-1

FINANCIAL REVIEW

This section reports on Deluxe's financial condition for the past two fiscal years and its operating results for the past three fiscal years. During the past decade, the Company has had a compound annual growth rate of 9.9% in sales, 7.4% in cash flow, 4.8% in net income, 5.5% in net income per share, 10.5% in book value, and 14.1% in cash dividends per share.

In 1994, sales increased 10.5%, while net income decreased .7%. The return on sales was 8.1%, down from last year's 9.0%, and the return on average assets was 11.2%, compared to last year's 11.6%. Return on average shareholders' equity was 17.4% in 1994 and 1993.

Deluxe's financial condition continues to be strong. The current ratio on December 31, 1994, decreased to 1.4 to 1, from 1.8 to 1 on December 31, 1993, due primarily to acquisitions. The percentage of long-term debt to shareholders' equity at year end was 13.6%, compared to 13.8% on December 31, 1993, with shareholders' equity increasing to $814.4 million from $801.2 million.

Contents
     Eleven-Year Summary, 22
     Management's Discussion and Analysis, 24
     Management's Responsibility for Financial Reporting, 27
     Consolidated Balance Sheets, 28
     Consolidated Statements of Income, 30
     Consolidated Statements of Cash Flows, 31
     Notes to Consolidated Financial Statements, 32
     Independent Auditors' Report, 39
     Summarized Quarterly Financial Data, 39

                                      13-2

ELEVEN-YEAR SUMMARY


(Dollars in Thousands Except per Share Amounts)             1994                1993                1992                1991
-----------------------------------------------------------------------------------------------------------------------------
Net sales                                             $1,747,920          $1,581,767          $1,534,351          $1,474,482

Salaries and wages                                       522,654             491,868             456,893             444,987

Employee profit sharing and pension plan expense          59,668              61,162              60,307              55,410

Employee bonus and stock purchase discount expense        22,178              20,215              25,494              22,417

Provision for income taxes                               100,020              94,052             121,999             112,591

Net income                                               140,866             141,861             202,784             182,902

  Return on sales                                           8.06%               8.97%              13.22%              12.40%

  Per share                                                 1.71                1.71                2.42                2.18

  Return on average shareholders' equity                   17.44%              17.40%              25.70%              25.69%

Cash dividends paid                                      120,503             117,945             112,483             102,512

  Per share                                                 1.46                1.42                1.34                1.22

Shareholders' equity                                     814,393             801,249             829,808             747,976

  Book value per share                                      9.89                9.66                9.90                8.91

Additions to machinery and equipment                      86,411              45,675              52,598              48,605

Additions to realty and leaseholds                        39,815              16,435              19,013              23,896

Depreciation and amortization expense                     86,416              72,320              66,615              75,976

Working capital increase (decrease)                      (94,086)           (162,387)             55,975             185,879

Total assets                                           1,256,272           1,251,994           1,199,556           1,099,059

Return on average assets                                   11.23%              11.57%              17.64%              18.08%

Long-term debt                                           110,867             110,755             115,522             110,575

Average common shares outstanding (thousands)             82,400              82,936              83,861              84,005

Number of employees                                       18,903              17,748              17,400              17,563

Number of production and service facilities                   74                  73                  85                  82

Facility area--square feet (thousands)                     4,813               4,623               5,454               5,238


                                   Graph Data



                         Return on Average         Return on Average
    Net Income                 Assets             Shareholders' Equity
(Dollars in Millions)         (Percent)                (Percent)
----------------------------------------------------------------------
  1994    $140.9         1994      11.23          1994      17.44
  1993    $141.9         1993      11.57          1993      17.40
  1992    $202.8         1992      17.64          1992      25.70
  1991    $182.9         1991      18.08          1991      25.69
  1990    $172.2         1990      19.44          1990      26.36
  1989    $152.6         1989      18.69          1989      25.47
  1988    $143.4         1988      17.35          1988      27.08
  1987    $148.5         1987      19.45          1987      32.86
  1986    $121.1         1986      20.50          1986      31.57
  1985    $104.2         1985      21.73          1985      31.91
  1984     $87.8         1984      20.87          1984      30.07

                                      13-3

          1990           1989           1988           1987           1986           1985           1984
---------------------------------------------------------------------------------------------------------
    $1,413,553     $1,315,828     $1,195,971       $948,010       $866,829       $764,421       $682,823
       417,193        393,339        367,302        300,225        272,526        246,735        222,586
        52,314         48,423         44,398         39,567         36,630         33,369         31,086
        20,598         17,876         13,698         13,686         12,702         10,802          9,304
       110,345         93,691         83,288         88,137        101,891         87,692         75,219
       172,161        152,631        143,354        148,512        121,109        104,215         87,816
         12.18%         11.60%         11.99%         15.67%         13.97%         13.63%         12.86%
          2.03           1.79           1.68           1.74           1.42           1.22           1.00
         26.36%         25.47%         27.08%         32.86%         31.57%         31.91%         30.07%
        93,109         83,679         73,392         64,849         49,630         42,055         34,130
          1.10            .98            .86            .76            .58            .49            .39
       675,792        630,643        567,731        490,820        413,132        354,083        299,106
          8.04           7.40           6.65           5.77           4.85           4.14           3.48
        49,233         55,658         59,252         45,868         27,733         34,285         23,262
        14,722         32,764         19,634         15,841          9,529          3,759          7,279
        74,050         67,340         59,846         45,462         32,079         25,953         23,479
        50,176         42,063         30,601       (121,582)       (23,066)        25,556          8,793
       923,902        847,002        786,110        866,270        660,969        520,740        438,430
         19.44%         18.69%         17.35%         19.45%         20.50%         21.73%         20.87%
        11,911         10,169         10,933         12,886         14,152         13,036          8,634
        84,638         85,346         85,255         85,242         85,487         85,769         87,565
        17,174         16,948         16,628         15,346         13,502         12,669         10,945
            81             79             77             74             70             68             65
         5,060          4,980          4,650          4,180          3,450          3,216          3,050

                                   Graph Data

Shareholders' Equity     Working Capital          Facility Area
(Dollars in Millions)      (Dollars in            (Millions of
                            Millions)             Square Feet)
----------------------------------------------------------------------
1994      $814           1994      $130.4         1994      4.81
1993      $801           1993      $224.5         1993      4.62
1992      $830           1992      $386.9         1992      5.45
1991      $748           1991      $330.9         1991      5.24
1990      $676           1990      $145.0         1990      5.06
1989      $631           1989       $94.8         1989      4.98
1988      $568           1988       $52.8         1988      4.65
1987      $491           1987       $22.2         1987      4.18
1986      $413           1986      $143.8         1986      3.45
1985      $354           1985      $166.8         1985      3.22
1984      $299           1984      $141.3         1984      3.05

                                      13-4

MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERALL SUMMARY
1994 was the 56th consecutive year of increased sales for Deluxe. The sales growth of 10.5% was the result of rapid growth in the Company's newer businesses, offset partially by a decline in financial institution check printing revenue. As a result of the growth in the newer businesses, 1994 was the first year in the Company's history that financial institution check printing accounted for less than half of consolidated revenues. 1994 net income was $140.9 million, compared to net income of $141.9 million in 1993. The results for 1993 included a $49 million restructuring charge. $10 million of that charge was reversed in 1994. Earnings per share were $1.71 in both 1994 and 1993. Return on average assets for 1994 was 11.2%, compared to 11.6% for 1993. Return on average shareholders' equity was 17.4% in both 1994 and 1993.

RESULTS OF OPERATIONS
The following table sets forth, for the years indicated, the percentage relationship to revenue of certain items in the Company's consolidated statements of operations and the percentage changes of such items in comparison to the prior year.

                                                           PERCENTAGE OF DOLLAR
PERCENTAGE OF REVENUE                                       INCREASE/(DECREASE)
                                                                  1994     1993
                                                                    VS       VS
1994    1993    1992                                              1993     1992
-------------------------------------------------------------------------------
100%    100%    100%    Net sales                                10.5%     3.1%
54.1    53.8    54.2    Gross margin                             11.1      2.4
36.1    30.9    27.7    Selling, general, and administrative     28.9     15.5
 4.7     5.1     5.6    Employee sharing                          0.6     (5.2)
(0.2)    0.3     0.2    Other expense/income (net)             (167.9)    59.4
 5.7     6.0     8.0    Provision for income taxes                6.3    (22.9)
 8.1     9.0    13.2    Net income                               (0.7)   (30.0)

NET SALES   Net sales for the Payment Systems segment increased 1.3% to $1,082.6 million in 1994. Order counts for financial institution check printing increased slightly over 1993; however, continued discounting resulted in a reduction in revenues of 4.7%. The decline was more than offset by the 35.0% growth of the Electronic Payments division. A portion of the growth was attributable to the acquisitions of National Revenue Corporation in the second quarter and The Software Partnership Ltd. in the third quarter. The Business Systems segment recorded revenue of $335.5 million, an increase of 41.0% in 1994. The majority of this growth was the result of PaperDirect, Inc., which the Company acquired late in the third quarter of 1993, and the growth of the United Kingdom and Canadian operations. The Consumer Specialty segment's revenue increased 20.0% to $329.8 million in 1994. A large portion of this increase was due to the continued growth in the direct mail check printing market.

Net sales for the Payment Systems segment decreased from $1,096.6 million in 1992 to $1,068.9 million in 1993, or (2.5%), primarily due to continued industrywide price discounting in the financial institution check market and rapid growth of the direct marketing channel for checks. Offsetting the decline in financial institution check printing sales was a combined increase of 14.7% in revenues from the Company's three Electronic Payment Systems subsidiaries:
Deluxe Data Systems, Inc., ChexSystems, Inc., and Electronic Transaction Corporation. The Business Systems segment experienced a growth in sales from $196.0 million in 1992 to $237.9 million in 1993, or 21.3%. A portion of the growth was attributable to the acquisitions of Nelco, Inc. (December 1992), PaperDirect (September 1993), and Stockforms Ltd. (September 1993). Sales increased from $241.7 million in 1992 to $275.0 million in

                                      13-5

1993, or 13.8%, in the Consumer Specialty Products segment, due to the growth in the direct market for checks combined with strong performance in the social expression market.

GROSS MARGIN Payment Systems gross margins increased to 55.5% in 1994, compared to 54.5% in 1993. This improvement was the result of the Company's 1993 plant closings, and occurred despite continued discounting in the financial institution check printing market. Margin percentages for the Business Systems Division suffered slightly, due primarily to the lower economies of scale for the start-up businesses in the United Kingdom and Canada. Margins for the Consumer Specialty segment improved to 53.4% from 51.5%, due to increased sales for higher margin products.

1993 gross margins for Payment Systems were negatively impacted by the industrywide price discounting in the financial institution check printing market. Offsetting this trend were production efficiencies that resulted from the Company's restructuring efforts initiated during the second quarter of 1993. Gross margins for Business Systems and Consumer Specialty Products increased modestly from 1992, due primarily to decreases in paper prices.

SELLING, GENERAL, AND ADMINISTRATIVE Selling, general, and administrative expenses increased $141.4 million, or 28.9%, in 1994. The Business Systems segment's expenses increased approximately $66.7 million, primarily due to the acquisition of PaperDirect, Inc. The Consumer Specialty Products segment increased its selling expense by approximately $32.2 million, primarily due to increased advertising. The remaining increase is primarily related to increased costs associated with acquisitions, international operations, and re-engineering projects.

1993 selling, general, and administrative expenses increased $65.8 million, or 15.5%, from 1992. The largest portion of the increase in these expenses was due to an increase in marketing and advertising costs of approximately $24.5 million. Such amounts were expended to increase or maintain market share in each of the three business segments. In addition, research and development costs increased $10.2 million over 1992 as the Company made investments to develop printing efficiencies, including its new water-washable lithographic ink.

EMPLOYEE SHARING   A portion of employee sharing includes benefits paid to
employees that are based on the Company's profitability. Other components fluctuate with the number of Company employees. The slight increase to $81.8 million in 1994 from $81.4 million in 1993 resulted from an increase in employees. The decrease in 1993 from $85.8 million in 1992 was the result of the decline in earnings from 1992 to 1993.

OTHER EXPENSE/INCOME (NET)   Other expense was $2.8 million in 1994, compared to
other income of $4.1 million in 1993. The decline is due primarily to an increase in interest expense and a decrease in investment and other income. Interest expense increased as the Company incurred short-term borrowing during the second half of 1994. Investment and other income decreased due to the liquidation of many of the Company's short-term investments and the absence of insurance gains that were realized in 1993. The short-term borrowing and the marketable security liquidation financed the Company's 1994 acquisitions.

Other income of $4.1 million in 1993 increased from $2.6 million in 1992, primarily due to insurance gains on flood damaged property. These were offset partially by a decrease in investment income due to the decrease in marketable securities and lower interest rates in 1993.

                                      13-6

PROVISION FOR INCOME TAXES The Company's effective tax rate increased to 41.5% in 1994, due primarily to an increase in non-deductible amortization of intangibles resulting from acquisitions and foreign losses for which no current tax benefit is available.

The Company experienced lower income tax expense in 1993 than it did in 1992, due to lower taxable income. However, the effective tax rate increased from 37.6% in 1992 to 39.9% in 1993. In August 1993, the U.S. government increased the corporate income tax rate to 35%, retroactive to January 1, 1993. The change in the Federal statutory tax rate and an increase in non-deductible amortization of intangibles related to acquisitions were the principal causes for the higher 1993 effective tax rate.

RESTRUCTURING   During the second quarter of 1993, the Company announced a formal restructuring plan to close 16 of its check printing plants. The closings resulted from the absence of growth in the financial institution check market and production efficiencies gained from the Company's improved check printing technology. As part of the restructuring, the Company recorded a one-time charge of $49 million. By the end of 1994, the Company had substantially completed the plant closings. During the third quarter of 1994, the Company reduced the restructuring accrual by $10 million, as several costs included in the 1993 charge were not incurred.

The balance of the reserve at December 31, 1994, represents specifically identified, incremental employee severance and asset impairment and disposal costs to be incurred in 1995 as a result of the closings. The production efficiencies gained by the restructuring have positively impacted the gross margins of the Company's Paper Payment division.

NET INCOME   1994 net income decreased slightly from 1993.  The restructuring of the Company's check printing operations affected both year's net income. The efficiencies gained from the 1993 restructuring have positively impacted the Company's earnings. However, the benefits from the restructuring have been offset by continued industrywide discounts to financial institution customers. In addition, selling, general, and administrative expenses have increased disproportionally to sales as the Company incurs expenses related to acquisitions, start-up businesses, and re-engineering projects.

In addition to the factors discussed above, the principal reason for lower earnings from 1992 to 1993 is the $49 million restructuring charge the Company recorded during 1993.

FINANCIAL CONDITION
LIQUIDITY   Cash provided by operations was $193.8 million in 1994, compared to
$223.7 million in 1993 and $281.0 million in 1992. This represents the Company's primary source of working capital for financing capital expenditures and acquisitions and for paying cash dividends. The 1994 decline is primarily the result of the Company's cash expenditures related to the check printing restructuring. The decline in 1993 is primarily the result of lower net income in 1993 than in the preceding two years. Working capital was $130.4 million as of December 31, 1994, compared to $224.5 million and $386.9 million on that date in 1993 and 1992, respectively. The year-end current ratio for 1994 was 1.4 to 1, compared to 1.8 to 1 and 2.7 to 1 for 1993 and 1992, respectively. The declines in working capital and current ratio resulted from the Company's acquisitions and 1993 restructuring charge.

CAPITAL RESOURCES   In 1994, the Company made several acquisitions at an
aggregate cost of $53.8 million. The companies acquired are rapidly growing small and medium companies in the Business Systems and Electronic Payment Systems divisions.

                                      13-7

In 1993, the Company acquired all of the capital stock of PaperDirect, Inc., a direct mail marketer of specialty papers and related products to the desktop publishing industry, for $90 million in cash. In addition, the Company agreed to pay $9 million over three years for a covenant not to compete. The Company also agreed to make payments of up to $16 million per year over the four-year period ending December 31, 1996, contingent upon the results of PaperDirect's operations over the course of that period. On September 30, 1993, the Company completed its acquisition of Stockforms Ltd., a supplier of accounting software forms based in the United Kingdom, by purchasing the remaining 75% of its assets for approximately $11.7 million. (The Company had purchased the initial 25% during the third quarter of 1992 for approximately $3 million.)

Purchases of property, plant, and equipment required cash outlays of $126.2 million in 1994, compared to $61.0 million in 1993 and $64.1 million in 1992. The Company anticipates capital expenditures of $125 million in 1995 for new electronic payment systems opportunities and further enhancements to printing capabilities.

The Company has uncommitted bank lines of credit for $130 million. Beginning in June 1994, the Company began borrowing from those lines. The average amount drawn from June through the end of the year was $12.5 million at a weighted average interest rate of 5.13%. The maximum daily borrowing was $35.0 million. In addition, the Company has in place a $150 million committed line of credit as support for commercial paper, which will be available for issue in 1995. These varying credit facilities are in place to provide short-term financing for acquisitions. It is not the Company's intention to utilize all sources concurrently.

Cash dividends totaled $120.5 million in 1994, compared to $117.9 million in 1993 and $112.5 million in 1992. The payout of earnings was 85.5% in 1994, 83.1% in 1993, and 55.5% in 1992. In August 1989, the Company's Board of Directors authorized repurchases of up to approximately 10 million shares of its currently outstanding stock, providing that such repurchases do not reduce outstanding shares below 75 million.

OUTLOOK   The past two years have not resulted in profits at levels consistent with the Company's historical profitability. During this period, the Company has initiated a fundamental repositioning of its business. Efficient new printing technologies, new sales and product strategies, and permanent and ongoing cost reductions have been implemented, affecting the traditional financial institution (FI) check printing business. This business has been negatively affected in recent years by industrywide price discounting and a shift to direct mail checks. Management expects FI check printing to continue to generate strong profitability and cash flows. The Company has also strengthened the profitability of newer businesses. These businesses include direct mail checks, electronic payment services, and business forms. 1994 resulted in double-digit revenue growth in each of the Company's newer divisions: Electronic Payment Systems, Business Systems, and Consumer Specialty Products. These businesses accounted for 51.4% of consolidated revenue in 1994, up from 43.6% in 1993. The Company's objective in making acquisitions has been to acquire newer companies in fast-growing markets, in order to increase revenues and provide additional products and services to its existing customers and customers in new markets.

                                      13-8

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

The Company maintains internal accounting control systems that are adequate to provide reasonable assurance that the assets are safeguarded from loss or unauthorized use. These systems produce records adequate for preparation of financial information. We believe the Company's systems are effective, and the cost of the systems does not exceed the benefits obtained.

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


/s/ Harold V. Haverty                   /s/ Charles M. Osborne
Harold V. Haverty                       Charles M. Osborne
Chairman, President, and                Senior Vice President and
Chief Executive Officer                 Chief Financial Officer

February 10, 1995

CONSOLIDATED BALANCE SHEETS

ASSETS

     December 31 (Dollars in Thousands)                  1994           1993
     ------------------------------------------------------------------------
     CURRENT ASSETS
     Cash and cash equivalents                         $29,139       $114,103
     Marketable securities                              49,109        107,705
     Trade accounts receivable                         142,087        123,119
     Inventories:
       Raw material                                     25,198         18,260
       Semi-finished goods                              26,046         21,155
       Finished goods                                   36,976         29,989
     Supplies                                           15,749         15,915
     Deferred advertising                               27,770         26,080
     Deferred income taxes                              25,647         28,914
     Prepaid expenses and other current assets          43,145         37,123
     ------------------------------------------------------------------------
       Total current assets                            420,866        522,363

     LONG-TERM INVESTMENTS                              45,091         34,815

     PROPERTY, PLANT, AND EQUIPMENT
     Land                                               38,286         32,706
     Buildings and improvements                        284,131        261,974
     Machinery and equipment                           544,092        483,853
     Construction in progress                            3,225          1,360
     ------------------------------------------------------------------------
       Total                                           869,734        779,893
     Less accumulated depreciation                     407,916        378,252
     ------------------------------------------------------------------------
       Property, plant, and equipment--net             461,818        401,641

     INTANGIBLES
     Cost in excess of net assets acquired--net        284,420        246,104
     Other intangible assets--net                       44,077         47,071
     ------------------------------------------------------------------------
       Total intangibles                               328,497        293,175
     ------------------------------------------------------------------------
          Total assets                              $1,256,272     $1,251,994
     ------------------------------------------------------------------------
     ------------------------------------------------------------------------

See Notes to Consolidated Financial Statements

                                      13-10




LIABILITIES AND SHAREHOLDERS' EQUITY

     December 31 (Dollars in Thousands)                  1994           1993
     ------------------------------------------------------------------------
     CURRENT LIABILITIES
     Accounts payable                                 $65,033        $50,424
     Accrued liabilities:
       Wages, including vacation pay                   50,366         45,584
       Employee profit sharing and pension             57,915         59,560
       Restructuring costs                              5,420         35,489
       Accrued rebates                                 28,741         26,473
       Income taxes                                     5,394          3,847
       Other                                           61,893         69,527
     Short-term debt                                   11,219
     Long-term debt due within one year                 4,479          6,967
     ------------------------------------------------------------------------
       Total current liabilities                      290,460        297,871

     LONG-TERM DEBT                                   110,867        110,755

     DEFERRED INCOME TAXES                             40,552         42,119

     SHAREHOLDERS' EQUITY
     Common shares $1 par value
       (authorized: 500,000,000 shares;
       issued: 1994--82,374,771 shares
       1993--82,548,627 shares)                        82,375         82,549
     Additional paid-in capital                         1,694            341
     Retained earnings                                732,158        719,046
     Unearned compensation                               (149)
     Net unrealized change--marketable securities      (2,054)
     Cumulative translation adjustment                    369           (687)
     ------------------------------------------------------------------------
       Shareholders' equity                           814,393        801,249
     ------------------------------------------------------------------------
          Total liabilities and shareholders'
            equity                                 $1,256,272     $1,251,994
     ------------------------------------------------------------------------
     ------------------------------------------------------------------------

                                      13-11

CONSOLIDATED STATEMENTS OF INCOME



                              (Dollars in Thousands Except per Share Amounts)
                              -----------------------------------------------
Years Ended December 31                          1994       1993        1992
-----------------------------------------------------------------------------
NET SALES                                  $1,747,920 $1,581,767  $1,534,351
-----------------------------------------------------------------------------
OPERATING EXPENSES
Cost of sales                                 801,884    730,436     702,969
Selling, general, and administrative          630,531    489,127     423,362
Employee profit sharing and pension            59,668     61,162      60,307
Employee bonus and stock purchase discount     22,178     20,215      25,494
Restructuring charge (credit)                 (10,000)    49,000
-----------------------------------------------------------------------------
  Total                                     1,504,261  1,349,940   1,212,132
-----------------------------------------------------------------------------
Income from operations                        243,659    231,827     322,219
OTHER INCOME (EXPENSE)
Investment and other income                     8,532     14,362      17,935
Interest expense                              (11,305)   (10,276)    (15,371)
-----------------------------------------------------------------------------
Income before income taxes                    240,886    235,913     324,783
-----------------------------------------------------------------------------
PROVISION FOR INCOME TAXES                    100,020     94,052     121,999
-----------------------------------------------------------------------------
NET INCOME                                   $140,866   $141,861    $202,784
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
NET INCOME PER COMMON SHARE--Based on
  average number of shares outstanding          $1.71      $1.71       $2.42
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
CASH DIVIDENDS PER COMMON SHARE                 $1.46      $1.42       $1.34
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------

See Notes to Consolidated Financial Statements

                                      13-12

CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                                                         Dollars in Thousands
Years Ended December 31                                                                         1994          1993           1992
----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                                                 $140,866       $141,861       $202,784
Adjustments to reconcile net income to net cash provided by operating activities:
  Depreciation                                                                               59,864         55,145         54,000
  Amortization of intangibles                                                                26,552         17,175         12,615
  Stock purchase discount                                                                     8,369          8,537          7,975
  Deferred income taxes                                                                       4,689        (16,111)        (2,677)
  Changes in assets and liabilities, net of effects from acquisitions:
    Restructuring costs                                                                     (30,068)        35,489
    Trade accounts receivable                                                               (13,516)          (160)        (6,816)
    Inventories                                                                             (17,993)       (11,696)         1,990
    Accounts payable                                                                         12,283         (6,885)         5,633
    Other assets and liabilities                                                              2,772            327          5,499
----------------------------------------------------------------------------------------------------------------------------------
      Net cash provided by operating activities                                             193,818        223,682        281,003
----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of marketable securities with maturities of more than 3 months                    (13,115)      (119,339)      (114,619)
Proceeds from sales of marketable securities with maturities of more than 3 months           49,326        149,805         99,454
Net reductions of (additions to) marketable securities with maturities of 3 months or less   20,000        (32,100)         3,000
Purchases of long-term investments                                                           (5,000)       (14,060)        (5,809)
Purchases of property, plant, and equipment                                                (126,226)       (60,990)       (64,114)
Payments for acquisitions, net of cash acquired                                             (53,796)      (110,136)
Other                                                                                       (17,933)        (9,044)        (9,254)
----------------------------------------------------------------------------------------------------------------------------------
      Net cash used in investing activities                                                (146,744)      (195,864)       (91,342)
----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Payments on long-term debt                                                                   (8,230)       (10,260)        (1,586)
Payments to retire common stock                                                             (39,638)       (89,172)       (57,025)
Proceeds from issuing stock under employee plans                                             25,114         28,490         32,208
Cash dividends paid to shareholders                                                        (120,503)      (117,945)      (112,483)
Proceeds from short-term debt                                                                11,219
----------------------------------------------------------------------------------------------------------------------------------
      Net cash used in financing activities                                                (132,038)      (188,887)      (138,886)
----------------------------------------------------------------------------------------------------------------------------------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                                        (84,964)      (161,069)        50,775
----------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                             $114,103       $275,172       $224,397
----------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                                    $29,139       $114,103       $275,172
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
Supplementary cash flow disclosure:
  Interest paid                                                                             $10,446        $11,772        $15,682
  Income taxes paid                                                                          94,395        119,859        130,041
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements

                                      13-13

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements include the accounts of the Company and all wholly owned subsidiaries.

MARKETABLE SECURITIES - Marketable securities consist of debt and equity securities. All securities on December 31, 1994, are classified as available for sale and are carried at fair value, with the unrealized gains and losses, net of tax, reported as a separate component of shareholders' equity. Realized gains and losses and permanent declines in value are included in investment income. The cost of securities sold is determined using the specific identification method.

Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Prior to adopting SFAS No. 115, securities were carried at cost. The fair value of such securities, based on quoted market prices at December 31, 1993, was $107,705,000. The effect of adopting SFAS No. 115 was immaterial to the financial statements.

INVENTORY - Substantially all inventory is included at the lower of cost, on the last-in, first-out (LIFO) method, or market. LIFO inventories at December 31, 1994 and 1993, were approximately $8,923,000 and $9,380,000, respectively, less than replacement cost.

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

INTANGIBLES - Intangibles are shown in the balance sheet net of amortization determined on the straight-line basis. Amortization periods range from five to 30 years for cost in excess of net assets acquired, and three to 16 years for other intangibles. Total intangibles are as follows at December 31 (dollars in thousands):

                                             1994           1993
-----------------------------------------------------------------
Cost in excess of net assets acquired    $329,512       $279 467
Other intangible assets                    86,821         76 924
                                        -------------------------
Total                                    $416,333       $356 391
Less accumulated amortization             (87,836)       (63,216)
                                        -------------------------
Intangibles - net                        $328,497       $293,175
-----------------------------------------------------------------
-----------------------------------------------------------------

The Company continually evaluates the recoverability of intangible assets by measuring the unamortized balance of intangibles against expected future cash flows or an estimate of fair value, if applicable. Based on these evaluations, there were no adjustments to the carrying value of intangible assets in 1994 or 1993.

LONG-TERM INVESTMENTS - Long-term investments consist principally of cash surrender values of insurance contracts, investments with maturities in excess of one year, and notes receivable. Such investments are carried at cost or amortized cost which approximate their fair value. Fair values are

                                      13-14
estimated using discounted cash flow analyses based on current market interest rates for similar types of investments.

INCOME TAXES - Deferred income taxes result from temporary differences between the bases of assets and liabilities recognized for financial reporting purposes and such bases recognized for tax purposes.

ACCRUED REBATES - The Company enters into contractual agreements for rebates on certain products with its customers. Such amounts are recorded as a reduction to arrive at net sales, and accrued on the balance sheet as incurred.

DEFERRED ADVERTISING - The Company defers certain costs related to direct-response advertising of its products. Such costs are amortized over periods (generally less than 12 months) that correspond to the estimated revenue stream of the individual advertising activity. The total amount charged to expense for 1994, 1993, and 1992 was $130,512,000, $74,882,000, and $51,037,000,
respectively.

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


2.  RESTRUCTURING CHARGE

In June 1993, the Company announced its plans to consolidate its financial institution check printing operations by closing 16 underutilized check printing plants. These closings resulted from the absence of growth in the financial institution check market and production efficiencies gained from the Company's improved check printing technology. In conjunction with the consolidation, the Company recorded a one-time pretax restructuring charge of $60 million (reduced to $49 million in the fourth quarter 1993). The majority of the charge consisted of estimated costs for employee severance and relocation ($36.3 million), and the disposition of assets affected by the consolidation ($9.1 million).

During 1994, the Company substantially completed its restructuring plan without incurring certain costs that were included in the 1993 charge. As a result, the Company recorded a $10 million credit to reduce its restructuring accrual. The balance of the reserve at December 31, 1994, represents specifically identified, incremental employee severance and asset impairment and disposal costs to be incurred as a result of the closings. The cash payments relating to these costs are expected to be made in 1995.

                                      13-15

3.  ACQUISITIONS

During 1994, the Company acquired all of the outstanding stock of National Revenue Corporation, a collection services company; T/Maker Company, a developer and publisher of image content software; The Software Partnership Ltd., a United Kingdom-based developer of open systems architecture for large financial institutions; and the assets of Pacific Medsoft, a developer of software for medical professionals. The total paid for all of these acquisitions was $53.8 million. Each acquisition was accounted for using the purchase method. Accordingly, the purchase price was allocated to assets acquired based on their fair values. The total cost in excess of net assets acquired for all of these acquisitions of $48.6 million is being amortized over periods ranging from 10 to 25 years. The combined effect of these acquisitions did not have a material pro forma impact on operations.

On September 24, 1993, the Company acquired all of the outstanding capital stock of PaperDirect, Inc., a direct mail marketer of specialty papers and related products to the desktop publishing industry, for $90 million in cash. In addition, the Company agreed to pay $9 million over three years for a covenant not to compete. The Company may be required to make additional payments of up to $16 million per year over a period ending December 31, 1996, contingent upon the results of PaperDirect's operations over the course of that period. Based on PaperDirect's 1993 operating results, the Company paid $16 million to PaperDirect's former shareholders in 1994. The acquisition was accounted for using the purchase method. Accordingly, the purchase price was allocated to assets acquired based on their estimated fair values. This treatment resulted in approximately $100 million of cost in excess of net assets acquired. Such excess (which will increase for any future contingent cash payment) is being amortized on a straight-line basis over 30 years. 1993 consolidated results include PaperDirect's results of operations from the date of acquisition through the end of the year.

The following summarized, unaudited pro forma results of operations for the years ended December 31, 1993 and 1992, assume the acquisition occurred as of the beginning of the respective periods (dollars in thousands except per share amounts):

-------------------------------------------------------
                                   1993           1992
-------------------------------------------------------
Net sales                     $1,624,868     $1,561,192
-------------------------------------------------------
Net income                       141,193        196,112
-------------------------------------------------------
Net income per common share        $1.70          $2.34
-------------------------------------------------------

On September 30, 1993, the Company completed its acquisition of Stockforms Ltd., a supplier of accounting software forms based in the United Kingdom, by purchasing the remaining 75% of its assets for approximately $11.7 million. (The Company had purchased the initial 25% during 1992 for approximately $3 million.) The acquisition was accounted for using the purchase method. Accordingly, the purchase price was allocated to assets acquired based on their fair values. The total cost in excess of net assets acquired of $13.9 million is being amortized on a straight-line basis over 20 years.

                                      13-16

4.   MARKETABLE SECURITIES

On December 31, 1994, marketable securities available for sale consist of the following (dollars in thousands):

                                                      Unrealized
                                          Cost       Holding Loss   Fair Value
                                     -----------------------------------------
Debt securities issued by the U.S.        $30,560          $1,859      $28,701
Treasury and other government
agencies

Debt securities issued by states of        20,638             230       20,408
the U.S. and political subdivisions
of the states
                                     -----------------------------------------
     Total  marketable securities          51,198           2,089       49,109

Other debt securities (included            25,795           1,072       24,723
in cash equivalents)
                                     -----------------------------------------
    Total                                 $76,993          $3,161      $73,832
                                     -----------------------------------------
                                     -----------------------------------------

Debt securities with a cost of $45,184,000 and a December 31, 1994, market value of $43,917,000 mature in 1995. All other securities with a total cost of $31,809,000 and a December 31, 1994, market value of $29,915,000 mature by 1999.

Proceeds from sales of securities available for sale were $73,326,000 during 1994. The Company realized losses of $502,000 on these sales.


5.  PROVISION FOR INCOME TAXES

The components of the provision for income taxes are as follows (dollars in thousands):

                                        1994      1993      1992
                                   ------------------------------
Current tax provision:
     Federal                          $80,215  $89,650  $106,818
     State                             13,445   17,477    20,377
                                   ------------------------------
          Total                        93,660  107,127   127,195
Deferred tax provision (benefit):
     Federal                            5,472  (11,092)   (3,987)
     State                                888   (1,983)   (1,209)
                                   ------------------------------
          Total                      $100,020  $94,052  $121,999
                                   ------------------------------
                                   ------------------------------


In August 1993, the U.S. government increased the corporate income tax rate to 35%, retroactive to January 1, 1993. The effect of the new tax law on the Company increased the provision for income taxes by $2.9 million or $.03 per share for the year ended December 31, 1993.

                                      13-17

The Company's effective tax rate on pretax income differs from the U.S. Federal statutory regular tax rates of 35% in 1994 and 1993, and 34% in 1992 as follows (dollars in thousands):

                                                1994        1993        1992
                                            ---------------------------------
Income tax at Federal statutory rate         $84,310     $82,570    $110,426

State income taxes net of Federal
income tax benefit                             8,955      10,207      12,689

Amortization of non-deductible
intangibles                                    3,666       2,379       1,896

Foreign losses for which no current
tax benefit is available                       4,346       1,115

Other                                         (1,257)     (2,219)     (3,012)
                                            ---------------------------------
Provision for income taxes                  $100,020     $94,052    $121,999
                                            ---------------------------------
                                            ---------------------------------

Tax effected temporary differences which give rise to a significant portion of deferred tax assets and liabilities at December 31, 1994, are as follows (dollars in thousands):

                                                   1994                                      1993
                                      Deferred Tax        Deferred Tax        Deferred Tax        Deferred Tax
                                         Assets            Liabilities           Assets            Liabilities
                                      ------------------------------------------------------------------------
Property, plant, and equipment                                 $32,889                                 $33,155
Deferred advertising                                             7,932                                   6,895
Employee benefit plans                    $16,097                                 $13,656
Inventory                                   5,414                                   3,218
Intangibles                                                      5,845                                   6,138
Foreign net operating loss
carry forwards                              4,605                                   1,291
Miscellaneous reserves and accruals        10,017                                  19,394
All other                                   7,818                6,583              3,073                5,247
                                      ------------------------------------------------------------------------
Subtotal                                   43,951               53,249             40,632               51,435
--------------------------------------------------------------------------------------------------------------
Valuation allowance                        (4,915)                                 (1,178)                   0
--------------------------------------------------------------------------------------------------------------
Total deferred taxes                      $39,036              $53,249            $39,454              $51,435
                                      ------------------------------------------------------------------------
                                      ------------------------------------------------------------------------

The major component of the valuation allowance relates to the uncertainty of realizing foreign deferred tax assets that existed at December 31, 1994 and 1993.

6.  EMPLOYEE BENEFIT PLANS

PROFIT SHARING AND PENSION PLANS - The Company has profit sharing plans and a defined contribution pension plan to provide retirement income to certain of its employees. The plans cover substantially all full-time employees with at least 15 months of service. Contributions are made solely by the Company to trustees, and benefits provided by the plans are paid from accumulated funds by the trustees. Contributions to the pension plan equal 6% of eligible compensation. Contributions to the profit sharing plans vary but are generally limited to 15% of eligible compensation less the amount contributed to the pension plan. Pension expense for 1994, 1993, and 1992 was $21,126,000, $21,802,000, and
$21,652,000, respectively.

                                      13-18

STOCK PURCHASE PLAN - The Company has an employee stock purchase plan that enables eligible employees to purchase the Company's common stock at 75% of its fair market value on the first business day following each three-month purchase period. Under the plan, 1,152,687, 855,242, and 755,840 shares were issued at prices ranging from $19.60 to $26.35, $26.92 to $33.67, and $28.60 to $33.38 in
1994, 1993, and 1992, respectively.

STOCK OPTION PLAN - In 1994, the shareholders adopted a stock option plan to replace the plan adopted by the shareholders in 1984. Under the 1994 plan, the Company may grant either non-qualified or incentive stock options to purchase up to 3,000,000 shares of common stock. All options allow for the purchase of common stock at prices equal to market value at the date of grant. Options become exercisable in varying amounts beginning generally one year after grant. Information regarding this option plan and the remaining options outstanding under the former plan adopted in 1984 is as follows:

                                    1994             1993              1992
                            ------------------------------------------------
Outstanding, January 1         1,567,140        1,285,328         1,231,038
Granted                          716,369          396,900           325,056
Exercised                         (7,865)         (93,661)         (266,491)
Canceled                         (63,495)         (21,427)           (4,275)
                            ------------------------------------------------
Outstanding, December 31       2,212,149        1,567,140         1,285,328
----------------------------------------------------------------------------
----------------------------------------------------------------------------
Exercisable, December 31       1,256,885          969,690           748,374
----------------------------------------------------------------------------
----------------------------------------------------------------------------

Options were granted at prices ranging from $27.125 to $37.25 per share in 1994, $34.625 to $44.75 per share in 1993, and $43.375 per share in 1992. Options were exercised in 1994, 1993, and 1992 at average prices per share of $21.39, $30.07, and $31.07, respectively. Options were outstanding at December 31, 1994, 1993, 1992, at average prices per share of $35.04, $37.34, and $37.11, respectively. At December 31, 1994, options for 2,291,131 shares remain available for issuance under the 1994 plan.

7.  POSTEMPLOYMENT BENEFITS

In addition to providing retirement income benefits, the Company provides certain health care benefits for a large number of its retired employees. Employees included in the plan may become eligible for such benefits if they reach normal retirement age while working for the Company. Effective January 1, 1994, cost sharing provisions of the plan were amended to require retirees to pay a larger portion of their medical insurance premiums.

The following table summarizes the funded status of the plan at December 31 (dollars in thousands):

                                                             1994      1993
---------------------------------------------------------------------------
Accumulated postretirement benefit obligation:
  Retirees                                                $50,784   $52,150
  Fully eligible plan participants                          2,373     1,672
  Other active participants                                 3,470     6,146
                                                      ---------------------
     Total                                                 56,627    59,968
Less:
  Fair value of plan assets (debt and equity securities)   33,092    32,443
  Unrecognized net loss                                     4,034     5,425
  Unrecognized transition obligation                       20,526    21,667
                                                      ---------------------
Portion of transition obligation accrued in the
balance sheet                                            $(1,025)      $433
                                                      ---------------------
                                                      ---------------------

                                      13-19

Net postretirement benefit cost for the year ended December 31 consisted of the following components (in thousands):

                                                             1994      1993
Service cost--benefits earned during the year               $785      $978
Interest cost on the accumulated postretirement
benefit obligation                                         4,219     4,525
Actual loss (return) on plan assets                          402    (2,568)
Amortization of transition obligation                      1,140     1,218
Net amortization and deferral of gains and losses         (3,559)
                                                      ---------------------
Total                                                     $2,987    $4,153
                                                      ---------------------
                                                      ---------------------

Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standard (SFAS) No. 106, "Employers Accounting for Postretirement Benefits Other Than Pensions." Prior to adoption, the Company expensed the cost of these benefits as incurred. The Company has elected to amortize its transition obligation of $22,885,000 over 20 years.

Postretirement health care benefit expense under the former method of accounting was $7,085,000 for 1992. These expenses included the cost of retiree medical coverage for the respective year as well as funding for future obligations.

In measuring the accumulated postretirement benefit obligation as of December 31, 1994, the Company's health care inflation rate for 1995 was assumed to be 11.0% for employees enrolled in an indemnity plan and 8.5% for employees enrolled in health maintenance organizations. Inflation rates for both plans are assumed to trend downward gradually over a 10-year period to 5.0% for the years 2004 and beyond. A 1 percentage point increase in the health care inflation rate for each year would increase the accumulated postretirement benefit obligation by approximately $9,200,000, and the service and interest cost components of the net postretirement benefit cost by approximately $930,000. The discount rates used in determining the accumulated postretirement benefit obligation as of December 31, 1994 and 1993, were 8.0% and 7.25%, respectively. The expected long-term rate of return on plan assets used to determine the net periodic postretirement benefit costs was 9.5% in 1994 and 8.6% in 1993.

Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 112, "Employers' Accounting for Postemployment Benefits." The effect of adopting SFAS No. 112 was immaterial to the financial statements.

8.  LEASE AND DEBT COMMITMENTS

Long-term debt was as follows at December 31 (dollars in thousands):

                                                             1994      1993
---------------------------------------------------------------------------
8.55% unsecured and unsubordinated notes due
February 15, 2001                                        $100,000  $100,000
Other                                                      15,346    17,722
                                                         ------------------
  Total long-term debt                                    115,346   117,722
  Less amount due within one year                           4,479     6,967
                                                         ------------------
    Total                                                $110,867  $110,755
                                                         ------------------
                                                         ------------------

                                      13-20

In February 1991, the Company issued $100 million of 8.55% unsecured and unsubordinated notes due February 15, 2001. The notes are not redeemable prior to maturity. The fair values of these notes were estimated to be $101 million and $115 million at December 31, 1994 and 1993, respectively, based on quoted market prices for similar issuances.

Other long-term debt consists principally of equipment notes and payments due under non-compete agreements. The obligations bear interest rates of 8.1% to 13.0% and are due through the year 2011. Carrying value approximates fair value for these obligations based on estimates using current market interest rates and discounted cash flow analyses.

Maturities of long-term debt for the five years ending December 31, 1999, are $4,479,000, $6,888,000 $2,143,000, $912,000, and $156,000. Land and buildings with a cost of $26,041,000 at December 31, 1994, are pledged as collateral.

The Company has uncommitted lines of credit for $130,000,000. Beginning in June 1994, the Company began borrowing from those lines. The average amount drawn from June through the end of the year was $12,500,000 at a weighted average interest rate of 5.13%. At December 31, 1994, $11,219,000 was outstanding at an interest rate of 6.2%. The Company also has in place a $150 million committed line of credit as support for commercial paper, which will be available for issue in 1995.

Minimum future rental payments for leased facilities and equipment for the five years ending December 31, 1999, are $27,955,000, $19,477,000, $13,269,000,
$7,443,000 and $5,003,000, respectively. Rental expense was $40,662,523,
$39,778,000, and $38,768,000 for 1994, 1993, and 1992, respectively.

9.  COMMON STOCK PURCHASE RIGHTS

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

                                      13-21

10.  SHAREHOLDERS' EQUITY

(Dollars in Thousands)








                                                                                     Unrealized
                                                       Additional                      Change                      Cumulative
                                          Common        Paid-in         Retained     Marketable      Unearned     Translation
                                          Shares        Capital         Earnings     Securities   Compensation     Adjustment
-----------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1991                $83,938        $             $664,038        $                $             $
Net income                                                              202,784
Cash dividends                                                         (112,483)
Common stock issued                         1,187         47,369
Common stock retired                       (1,328)       (46,161)        (9,536)
                                        -------------------------------------------------------------------------------------
Balance, December 31, 1992                 83,797          1,208        744,803
Net income                                                              141,861
Cash dividends                                                         (117,945)
Common stock issued                           949         36,435
Common stock retired                       (2,197)       (37,302)       (49,673)
Translation adjustment                                                                                                  (687)
                                        -------------------------------------------------------------------------------------
Balance, December 31, 1993                 82,549            341        719,046                                         (687)
Net income                                                              140,866
Cash dividends                                                         (120,503)
Common stock issued                         1,167         32,399
Common stock retired                       (1,341)       (31,046)        (7,251)
Unearned compensation                                                                                    (149)
Unrealized losses, net of
taxes of $1,107                                                                         (2,054)
Translation adjustment                                                                                                 1,056
                                        -------------------------------------------------------------------------------------
Balance, December 31, 1994                $82,375         $1,694       $732,158        $(2,054)         $(149)          $369
                                        -------------------------------------------------------------------------------------
                                        -------------------------------------------------------------------------------------


11. BUSINESS SEGMENT INFORMATION

The Company has classified its operations into three business segments. Payment Systems manufactures and supplies checks, through the financial institution market, and provides electronic funds transfer, account verification, check authorization and collection services. Business Systems manufactures forms, record-keeping systems, desktop publishing supplies, and related products to small businesses. Consumer Specialty Products manufactures and distributes greeting cards, stationery, direct mail checks, and other products for households.

                                      13-22

For the three years ended December 31, 1994, the Company's segment information is as follows (dollars in thousands):

                                                       Consumer
                                   Payment    Business  Specialty
1994                               Systems     Systems   Products      Total
------------------------------------------------------------------------------
Net sales                        $1,082,648   $335,466   $329,806   $1,747,920
Income from operations              219,159         15     24,485      243,659
Identifiable assets                 691,097    256,774    308,401    1,256,272
Depreciation and amortization        57,811     16,440     12,165       86,416
Capital expenditures                 65,481     29,816     32,016      127,313
------------------------------------------------------------------------------
1993
Net sales                        $1,068,932   $237,883   $274,952   $1,581,767
Income from operations              181,802     25,196     24,829      231,827
Identifiable assets                 725,968    232,389    293,637    1,251,994
Depreciation and amortization        53,203      7,351     11,766       72,320
Capital expenditures                 46,313      7,261      8,536       62,110
------------------------------------------------------------------------------
1992
Net sales                        $1,096,638   $196,034   $241,679   $1,534,351
Income from operations              271,828     24,757     25,634      322,219
Identifiable assets                 841,822     85,306    272,428    1,199,556
Depreciation and amortization        50,779      5,123     10,713       66,615
Capital expenditures                 60,312      3,061      8,238       71,611
------------------------------------------------------------------------------
------------------------------------------------------------------------------

Certain corporate related assets (principally cash, cash equivalents, and marketable securities) are reported in the Payment Systems identifiable assets. Likewise, corporate costs are reflected in Payment Systems income from operations. Payment Systems income from operations for 1993 includes the impact of the $49 million restructuring charge and a $10 million 1994 credit related to the restructuring.

In 1994, the Company acquired National Revenue Corporation and The Software Partnership Ltd. (Payment Systems), and T/Maker Company and Pacific Medsoft (Business Systems).

During 1993, the Company acquired PaperDirect, Inc., and Stockforms Ltd. Both acquisitions were added to the Business Systems segment.

In 1992, the Company acquired Nelco, Inc., which was included in the Business Systems segment.

                                      13-23

INDEPENDENT AUDITORS' REPORT

To the Shareholders of Deluxe Corporation:

We have audited the accompanying consolidated balance sheets of Deluxe Corporation and its subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such financial statements present fairly, in all material respects, the financial position of Deluxe Corporation and its subsidiaries at December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.


Deloitte & Touche LLP
Minneapolis, Minnesota

February 10, 1995

SUMMARIZED QUARTERLY FINANCIAL DATA (UNAUDITED)


                               (Dollars in Thousands Except per Share Amounts)
1994 Quarter Ended              March 31    June 30  September 30  December 31
------------------------------------------------------------------------------
Net sales                       $429,988   $412,344      $426,654     $478,934
Cost of sales                    196,674    189,225       195,914      220,071
Net income                        38,041     29,556     33,275(2)       39,994
Per share of common stock
  Net income                        0.46       0.36          0.40         0.49
  Cash dividends                    0.36       0.36          0.37         0.37
------------------------------------------------------------------------------
1993 Quarter Ended              March 31    June 30  September 30  December 31
------------------------------------------------------------------------------
Net sales                       $405,747   $362,868      $371,974     $441,178
Cost of sales                    185,876    168,908       173,376      202,276
Net income                        51,791   2,246(1)        36,996    50,828(1)
Per share of common stock
  Net income                        0.62       0.03          0.45         0.61
  Cash dividends                    0.35       0.35          0.36         0.36
------------------------------------------------------------------------------


(1) In June 1993, the Company recorded a pretax charge of $60 million to consolidate its financial institution check printing operations. In December 1993, an $11 million credit was recorded to reduce the total charge to $49 million. See Note 2 to consolidated financial statements.
(2) In September 1994, a $10 million credit was recorded to further reduce the 1993 restructuring charge. See Note 2 to consolidated financial statements.


                                      13-24

SHAREHOLDER INFORMATION

QUARTERLY STOCK DATA
The chart below shows the per-share price range of the Company's common stock for the past two fiscal years as quoted on the New York Stock Exchange.

                 1994                                    1993
------------------------------------      ----------------------------------
Quarter    High       Low     Close       Quarter    High   Low       Close
------------------------------------      ----------------------------------
1st         38     30 3/8     30 7/8      1st      47 1/2   40 1/2    43 1/8
2nd         31     26 1/8     26 3/8      2nd      47 3/4   37 1/4    38 1/4
3rd      31 3/8    25 3/4     29 3/8      3rd      38 5/8   35 1/8    35 1/2
4th      30 3/8       26      26 1/2      4th      36 1/2   31 7/8    36 1/4


STOCK EXCHANGE
Deluxe Corporation common stock is traded on the New York Stock Exchange under the symbol DLX.

ANNUAL MEETING
The annual meeting of the shareholders of Deluxe Corporation will be held Monday, May 8, 1995, at the Westin Hotel, O'Hare, Rosemont, Illinois, at 6:30 p.m.

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
(800) 468-9716
(612) 450-4064

EXECUTIVE OFFICES
Street Address:
1080 W. County Rd. F,
St. Paul, Minnesota 55126-8201

Mailing Address:
P.O. Box 64399,
St. Paul, Minnesota 55164-0399
612) 483-7111

                                      13-25

TOLL-FREE SHAREHOLDER INFORMATION LINE
Beginning in May, you may dial 800-322-8359 to receive the latest financial results, dividend news, and other information about Deluxe. The 24-hour service replaces Deluxe's traditional quarterly reports with a more efficient, cost-effective, and timely system. All shareholders can now have access to Company news the same day it becomes public.

Planned release date: Quarterly results: Monday, April 24, July 24, October 23
Dividends: The Deluxe Board of Directors usually meets during the second week in February, May, August, and November.

                                      13-26