Form 10-K405, Exhibit 13
period 1995-12-31
DELUXE CORP
filed 1996-04-01
CIK 27996

FINANCIAL HIGHLIGHTS



(Dollars in Thousands Except per Share Amounts)                            1995           1994   Change
- ---------------------------------------------------------------------------------------------------------
Net sales                                                            $1,857,981     $1,747,644     6.3%
Income from continuing operations                                        94,434        144,253   (34.5%)
   Return on sales                                                         5.1%           8.3%
   Per share                                                               1.15           1.75   (34.3%)
   Return on average shareholders equity                                  11.8%          17.9%
Net income                                                               87,021        140,866   (38.2%)
   Per share                                                               1.06           1.71   (38.0%)
Cash dividends paid                                                     122,143        120,503     1.4%
   Per share                                                               1.48           1.46     1.4%
Shareholders' equity                                                    780,374        814,393    (4.2%)
   Book value per share                                                    9.47           9.89    (4.2%)
Average common shares outstanding (thousands)                            82,420         82,400
Number of shareholders                                                   20,843         22,436
Number of employees                                                      19,286         18,839     2.4%


MANAGEMENT'S DISCUSSION AND ANALYSIS

INTRODUCTION

This discussion summarizes significant factors that affected the consolidated operating results and financial condition of Deluxe Corporation for the three years ended December 31, 1995. The discussion in this section is based on segmentation of the business as described in Note 11 to Consolidated Financial Statements. During the fourth quarter of 1995, the Company announced that it is terminating its Printwise ink business, which is treated as discontinued operations in the financial statements presented in this report. Also during 1995, the Company recorded non-recurring pretax charges of $62.5 million for production consolidation and process improvements, exiting unprofitable businesses and products, and write-offs of non-performing assets. These costs are spread throughout the consolidated statements of income according to the nature of the charge. Of the $62.5 million in charges, $16.6 million is included in cost of sales, $35.9 million in selling, general, and administrative expense, and $10 million in other non-operating expense. Except for the paragraph entitled "Net income", material in this section reflects results from continuing operations, including the above mentioned charges.

OVERALL SUMMARY

1995 was the 57th consecutive year of increased sales for Deluxe. The sales increase of 6.3% was attributable to the Company's Electronic Payments and Business Systems divisions, offset partially by a slight decline in financial institution check printing and social expression revenue. 1995 income from continuing operations was $94.4 million, compared to $144.3 million in 1994. 1995 results include non-recurring pretax charges of $62.5 million. The results for 1994 included a $10 million credit to a 1993 restructuring charge. Earnings per share from continuing operations were $1.15 in 1995 and $1.75 in 1994. Return on average assets for 1995 was 7.4%, compared to 11.5% for 1994. Return on average shareholders equity was 11.8% in 1995 versus 17.9% in 1994.



   PERCENTAGE OF REVENUE                              PERCENTAGE OF DOLLAR INCREASE/(DECREASE)
- ----------------------------------------------------------------------------------------------
1995    1994      1993                                             1995 VS 1994   1994 vs 1993
100%     100%      100%      Net sales                                      6.3%          10.5%
53.7    55.1      53.8       Gross margin                                   3.6           13.1
39.6    36.7      30.9       Selling, general, and administrative          14.5           31.2
 4.3     4.7       5.1       Employee sharing                              (3.3)           0.4
(0.8)   (0.2)      0.3       Other expense/income (net)                  (362.8)        (176.5)
 4.0     5.9       6.0       Provision for income taxes                   (26.9)           8.9
 5.1     8.3       9.0       Income from continuing operations            (34.5)           1.7
- ----------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------

RESULTS OF OPERATIONS

The table below sets forth, for the years indicated, the percentage relationship to revenue of certain items in the Company's consolidated statements of operations and the percentage changes of such items in comparison to the prior year.

NET SALES - Net sales for the Payment Systems segment increased 7.6% to $1,179.4 million in 1995 from $1,096.3 million in 1994. Order counts for financial institution check printing remained flat; however, continued competitive discounting resulted in a reduction in revenues of 1.5%. The decline was more than offset by a 45.5% increase in the Electronic Payments division, where all units posted double-digit growth, due primarily to volume growth in sales of previously existing products and services. Included in the growth of the Electronic Payments division was $39.7 million due to acquisitions. The Business Systems segment recorded revenue of $361.5 million, an increase of 12.4% over 1994 revenue of $321.6 million. The revenue growth was generated primarily by increased volume in the forms businesses and new products and increased volume in international operations. The Consumer Specialty segment experienced a revenue decrease of 3.9% to $317 million in 1995. The decrease is attributable to lower catalog response rates for the segment's social expression products, offset partially by 2.5% revenue growth in direct mail checks.
     In 1994, net sales for the Payment Systems segment increased 0.9% to $1,096.3 million from $1,087 million in 1993. Order counts for financial institution check printing increased slightly over 1993; however, continued competitive discounting resulted in a reduction in revenues of 5.8%.
The decline was more than offset by the 35% growth of the Electronic Payments division. A portion of the growth was attributable to the acquisitions of National Revenue Corporation (April 1994) and The Software Partnership Ltd. (August 1994). The Business Systems segment recorded revenue of $321.6 million, an increase of 46.3% in 1994. The majority of this growth was the result of PaperDirect, Inc., which the Company acquired late in the third quarter of 1993, and the growth of the United Kingdom and Canadian operations. The Consumer Specialty segment's revenue increased 20% to $329.8 million in 1994. A large portion of this increase was due to the continued growth in the direct mail check printing business.

GROSS MARGIN - Consolidated gross margins decreased to 53.7% in 1995 from 55.1% in 1994. Without the 1995 non-recurring charges, gross margins would have been 54.6%. Payment Systems gross margins decreased to 55.6% in 1995 from 56.2% in 1994. Margin improvement from financial institution check printing was offset by declines in the Electronic Payments division, due primarily to lower margins from Financial Alliance Processing Services, Inc., which the Company acquired in January 1995. Margins for the Business Systems segment decreased to 49.7% in 1995 from 53.3% in 1994, due primarily to 1995 non-recurring adjustments and to higher postage and paper costs. Margins for the Consumer Specialty segment declined to 51.3% from 53.4%, due primarily to a non-recurring inventory write-off of $12 million, offset partially by pricing improvements in social expression products and manufacturing efficiencies in check production.
    In 1994, Payment Systems gross margins increased to 56.2%, compared to 54.8% in 1993. This improvement was the result of the Company's 1993 plant closings, and occurred despite continued competitive discounting in the financial institution check printing business. Margin percentages for the Business Systems division decreased slightly in 1994, due primarily to the lower economies of scale for the start-up businesses in the United Kingdom and Canada. Margins for the Consumer Specialty segment improved to 53.4% in 1994 from 51.5% in 1993, due to increased sales of higher margin products.

SELLING, GENERAL, AND ADMINISTRATIVE (SG&A) - Selling, general, and administrative expenses increased $93.2 million, or 14.5%, in 1995. SG&A expenses in the Payment Systems segment increased $59.8 million, due primarily to the acquisitions of The Software Partnership Ltd. (August 1994) and Financial Alliance Processing Services, Inc. (January 1995), and 1995 non-recurring charges of $15.9 million. The Business Systems segment's SG&A expenses increased approximately $36.6 million, due to an increase in catalog costs attributable primarily to rising paper and postage prices, costs associated with new product introduction, and 1995 non-recurring charges of $17.3 million.
    In 1994, SG&A expenses increased $152.5 million, or 31.2% over 1993. The Business Systems segment's SG&A expenses increased approximately $76.5 million in 1994, primarily due to the acquisition of PaperDirect, Inc. The Consumer Specialty segment increased its selling expense by approximately $32.2 million, primarily due to increased advertising. The remaining increase is primarily related to increased costs associated with acquisitions, international operations, and re-engineering projects.

EMPLOYEE SHARING - A portion of employee sharing includes benefits paid to employees that are based on the Company's profitability. Other components fluctuate with the number of Company employees. The decrease to $79 million in 1995 from $81.7 million in 1994 resulted from a decrease in Company profit.

OTHER EXPENSE/INCOME (NET) - Other expense was $14.5 million in 1995, compared to $3.1 million in 1994. The increase is due primarily to 1995 non-recurring charges of $10 million, decreases in interest income and higher interest expense from increased borrowings occurring in 1995. Partially offsetting these items was a $5 million gain recorded in 1995 for insurance payments relating to 1994 earthquake damages.
    In 1994, other expense was $3.1 million, compared to other income of $4.1 million in 1993. The decline is due primarily to an increase in interest expense and a decrease in investment and other income. Interest expense increased as the Company incurred short-term borrowing during the second half of 1994. Investment and other income decreased due to the liquidation of many of the Company's short-term investments and the absence of insurance gains that were realized in 1993. The short-term borrowing and the marketable security liquidation financed the Company's 1994 acquisitions.

PROVISION FOR INCOME TAXES - The Company's effective tax rate increased to 44.2% in 1995, due primarily to lower pretax income combined with an increasing base of non-deductible expenses consisting primarily of intangible amortization.
    In 1994, the Company's effective tax rate increased to 41.5%, due primarily to an increase in non-deductible amortization of intangibles resulting from acquisitions and foreign losses for which no tax benefit was available.

RESTRUCTURING - During the second quarter of 1993, the Company announced a formal restructuring plan to close 16 of its check printing plants. The closings resulted from the absence of growth in the financial institution check business and production efficiencies gained from the Company's improved check printing technology. As part of the restructuring, the Company recorded a one-time charge of $49 million. By the end of 1994, the Company had substantially completed the plant closings. During the third quarter of 1994, the Company reduced the restructuring accrual by $10 million, as several costs included in the 1993 charge were not incurred. The production efficiencies gained by the restructuring have positively affected the gross margins of the Company's Paper Payments division. During the first quarter of 1996, the Company announced a restructuring plan to close 21 of its check printing plants, which was made possible by further advancements in telecommunications, order processing, and printing technology. The Company will record a $30 to $35 million charge for these plant closings and other consolidations.

NET INCOME - 1995 net income decreased to $87 million from $140.9 million in 1994, resulting primarily from the non-recurring pretax charges of $62.5 million. In addition, selling, general, and administrative expenses increased disproportionally to sales as a result of expenses related to acquisitions, recent start-up businesses, and re-engineering project costs. During 1995, the Company discontinued its Printwise ink business. Losses from discontinued operations in 1995 net of taxes were $7.4 million, compared to losses of $3.4 million in 1994. Discontinued operations in 1995 include a $7.3 million pretax charge for employee severance, asset disposition, and estimated losses during the phase-out period.

FINANCIAL CONDITION

LIQUIDITY - Cash provided by continuing operations was $214.6 million in 1995, compared to $199 million in 1994 and $223.7 million in 1993. This represents the Company's primary source of working capital for financing capital expenditures and paying cash dividends. 1994 cash provided by operations was lower than 1995 and 1993, due primarily to cash expenditures related to the check printing restructuring. Working capital was $12.3 million as of December 31, 1995, compared to $130.4 million and $224.5 million on that date in 1994 and 1993, respectively. The year-end current ratio for 1995 was 1 to 1, compared to 1.4 to 1 and 1.8 to 1 for 1994 and 1993, respectively. The declines in working capital and current ratio resulted primarily from acquisitions, increased capital expenditures, and lower profits.

CAPITAL RESOURCES - In 1995, the Company acquired Financial Alliance Processing Services, Inc., a merchant processing company included in the Electronic Payments division, at a cost of $38.8 million.
    In 1994, the Company made several acquisitions at an aggregate cost of $53.8 million. The companies acquired were small- and medium-sized companies in the Business Systems and Electronic Payments divisions.
    Purchases of property, plant, and equipment required cash outlays of $125.1 million in 1995, compared to $126.2 million in 1994 and $61 million in 1993. The Company anticipates capital expenditures of $80 to $90 million in 1996 for technologies to streamline production and customer fulfillment functions in the printing businesses and further investment in its electronic payment technologies.
    The Company has uncommitted bank lines of credit for $189.3 million. At December 31, 1995, $14.2 million was outstanding at an interest rate of 6.6%. The maximum daily short-term borrowing was $102 million in 1995, compared to $35 million in 1994. Also, the Company has in place a $150 million committed line of credit, which is available for borrowing and as support for commercial paper. As of December 31, 1995, $34.7 million of commercial paper was issued and outstanding at a weighted average interest rate of 6.09%. The maximum daily borrowing was $115 million. No such commercial paper was issued or outstanding in 1994. During the third quarter of 1995, the Company filed a shelf registration for a $300 million medium-term note program to be used for general corporate purposes, including working capital, repayment or repurchase of outstanding indebtedness and other securities of the Company, capital expenditures, and possible acquisitions. As of December 31, 1995, no such notes were issued or outstanding.
    Cash dividends totaled $122.1 million in 1995, compared to $120.5 million in 1994 and $117.9 million in 1993. The payout of earnings was 140.4% in 1995, 85.5% in 1994, and 83.1% in 1993. In December 1995, the Company's board of directors amended a 1989 stock repurchase program, permitting the repurchase of up to 10 million shares of Deluxe common stock. The board authorized the repurchase of up to 3 million shares under that plan.

OUTLOOK - The Company's declining profits over the past three years require that management re-evaluate all aspects of the Company's business. Significant actions are in process that are intended to position the Company for profitable growth. These actions include: realigning the many independent business units and divisions into two market-serving units to focus resources more effectively on the Company's greatest growth and profit opportunities; discontinuing or disposing of certain ventures, projects, products, and business units that do not fit with the strategic plans of the Company; and restructuring other businesses to reduce costs and improve profitability. These changes have and will require charges to earnings as evidenced by the 1995 $62.5 million pretax charge to continuing operations, the discontinuation of the Printwise ink segment, and the $30 to $35 million pretax restructuring charge to be taken in the first quarter of 1996 to close 21 check printing plants over a two-year period.

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



J.A. Blanchard III
President and
Chief Executive Officer



Charles M. Osborne
Senior Vice President and
Chief Financial Officer

February 9, 1996

ELEVEN-YEAR SUMMARY

(Dollars in Thousands Except per Share Amounts)                      1995           1994           1993            1992
- -----------------------------------------------------------------------------------------------------------------------
Net sales                                                      $1,857,981     $1,747,644     $1,581,767      $1,534,351
Salaries and wages                                                551,788        519,901        491,868         456,893
Employee profit sharing and pension plan expense                   57,958         59,370         61,162          60,307
Employee bonus and stock purchase discount expense                 21,087         22,331         20,215          25,494
Provision for income taxes                                         74,885        102,453         94,052         121,999
Income from continuing operations                                  94,434        144,253        141,861         202,784
  Return on sales                                                   5.08%          8.25%          8.97%          13.22%
  Per share                                                          1.15           1.75           1.71            2.42
  Return on average shareholders' equity                           11.84%         17.86%         17.40%          25.70%
  Return on average assets                                          7.40%         11.50%         11.57%          17.64%
Net income                                                         87,021        140,866        141,861         202,784
  Per share                                                          1.06           1.71           1.71            2.42
Cash dividends paid                                               122,143        120,503        117,945         112,483
  Per share                                                          1.48           1.46           1.42            1.34
Shareholders' equity                                              780,374        814,393        801,249         829,808
  Book value per share                                               9.47           9.89           9.66            9.90
Additions to machinery and equipment                               86,366         86,411         45,675          52,598
Additions to realty and leaseholds                                 38,702         39,815         16,435          19,013
Depreciation and amortization expense                             103,303         85,906         72,320          66,615
Working capital (decrease) increase                              (118,116)       (94,086)      (162,387)         55,975
Total assets                                                    1,295,095      1,256,272      1,251,994       1,199,556
Long-term debt                                                    110,997        110,867        110,755         115,522
Average common shares outstanding (thousands)                      82,420         82,400         82,936          83,861
Number of employees                                                19,286         18,839         17,748          17,400
Number of production and service facilities                            81             78             73              85
Facility area - square feet (thousands)                             5,084          4,830          4,623           5,454

                                                                     1991           1990           1989           1988
- -----------------------------------------------------------------------------------------------------------------------
Net sales                                                      $1,474,482     $1,413,553     $1,315,828     $1,195,971
Salaries and wages                                                444,987        417,193        393,339        367,302
Employee profit sharing and pension plan expense                   55,410         52,314         48,423         44,398
Employee bonus and stock purchase discount expense                 22,417         20,598         17,876         13,698
Provision for income taxes                                        112,591        110,345         93,691         83,288
Income from continuing operations                                 182,902        172,161        152,631        143,354
  Return on sales                                                  12.40%         12.18%         11.60%         11.99%
  Per share                                                          2.18           2.03           1.79           1.68
  Return on average shareholders' equity                           25.69%         26.36%         25.47%         27.08%
  Return on average assets                                         18.08%         19.44%         18.69%         17.35%
Net income                                                        182,902        172,161        152,631        143,354
  Per share                                                          2.18           2.03           1.79           1.68
Cash dividends paid                                               102,512         93,109         83,679         73,392
  Per share                                                          1.22           1.10            .98            .86
Shareholders' equity                                              747,976        675,792        630,643        567,731
  Book value per share                                               8.91           8.04           7.40           6.65
Additions to machinery and equipment                               48,605         49,233         55,658         59,252
Additions to realty and leaseholds                                 23,896         14,722         32,764         19,634
Depreciation and amortization expense                              75,976         74,050         67,340         59,846
Working capital (decrease) increase                               185,879         50,176         42,063         30,601
Total assets                                                    1,099,059        923,902        847,002        786,110
Long-term debt                                                    110,575         11,911         10,169         10,933
Average common shares outstanding (thousands)                      84,005         84,638         85,346         85,255
Number of employees                                                17,563         17,174         16,948         16,628
Number of production and service facilities                            82             81             79             77
Facility area - square feet (thousands)                             5,238          5,060          4,980          4,650

                                                                     1987           1986            1985
- --------------------------------------------------------------------------------------------------------
Net sales                                                        $948,010       $866,829        $764,421
Salaries and wages                                                300,225        272,526         246,735
Employee profit sharing and pension plan expense                   39,567         36,630          33,369
Employee bonus and stock purchase discount expense                 13,686         12,702          10,802
Provision for income taxes                                         88,137        101,891          87,692
Income from continuing operations                                 148,512        121,109         104,215
  Return on sales                                                   15.67%         13.97%          13.63%
  Per share                                                          1.74           1.42            1.22
  Return on average shareholders' equity                            32.86%         31.57%          31.91%
  Return on average assets                                          19.45%         20.50%          21.73%
Net income                                                        148,512        121,109         104,215
  Per share                                                          1.74           1.42            1.22
Cash dividends paid                                                64,849         49,630          42,055
  Per share                                                           .76            .58             .49
Shareholders' equity                                              490,820        413,132         354,083
  Book value per share                                               5.77           4.85            4.14
Additions to machinery and equipment                               45,868         27,733          34,285
Additions to realty and leaseholds                                 15,841          9,529           3,759
Depreciation and amortization expense                              45,462         32,079          25,953
Working capital (decrease) increase                              (121,582)      (23,066)          25,556
Total assets                                                      866,270        660,969         520,740
Long-term debt                                                     12,886         14,152          13,036
Average common shares outstanding (thousands)                      85,242         85,487          85,769
Number of employees                                                15,346         13,502          12,669
Number of production and service facilities                            74             70              68
Facility area - square feet (thousands)                             4,180          3,450           3,216

CONSOLIDATED BALANCE SHEETS



ASSETS

December 31 (Dollars in Thousands)                1995         1994
- ---------------------------------------------------------------------
CURRENT ASSETS
Cash and cash equivalents                     $13,668        $29,139
Marketable securities                           6,270         49,109
Trade accounts receivable                     169,310        142,087
Inventories:
  Raw material                                 22,475         25,198
  Semi-finished goods                          24,861         26,046
  Finished goods                               28,566         36,976
Supplies                                       11,139         15,749
Deferred advertising                           20,017         27,770
Deferred income taxes                          35,926         25,647
Prepaid expenses and other current assets      48,866         43,145
- ---------------------------------------------------------------------
     Total current assets                     381,098        420,866

LONG-TERM INVESTMENTS                          48,147         45,091
PROPERTY, PLANT, AND EQUIPMENT
Land                                           43,632         38,286
Buildings and improvements                    299,954        284,131
Machinery and equipment                       578,922        544,092
Construction in progress                       18,315          3,225
- ---------------------------------------------------------------------
     Total                                    940,823        869,734
Less accumulated depreciation                 446,665        407,916
- ---------------------------------------------------------------------
  Property, plant, and equipment - net       494,158        461,818
INTANGIBLES
Cost in excess of net assets acquired - net  301,289        284,420
Other intangible assets - net                 70,403         44,077
- ---------------------------------------------------------------------
     Total intangibles                        371,692        328,497
- ---------------------------------------------------------------------
     Total assets                          $1,295,095     $1,256,272
- ---------------------------------------------------------------------
- ---------------------------------------------------------------------



See Notes to Consolidated Financial Statements


LIABILITIES AND SHAREHOLDERS' EQUITY

December 31 (Dollars in Thousands)                                     1995                     1994
- ----------------------------------------------------------------------------------------------------
CURRENT LIABILITIES
Accounts payable                                                  $  75,644                $  65,033
Accrued liabilities:
     Wages, including vacation pay                                   51,549                   50,366
     Employee profit sharing and pension                             56,906                   57,915
     Accrued rebates                                                 31,373                   28,741
     Other                                                           95,675                   72,707
Short-term debt                                                      48,962                   11,219
Long-term debt due within one year                                    8,699                    4,479
- ----------------------------------------------------------------------------------------------------
     Total current liabilities                                      368,808                  290,460


LONG-TERM DEBT                                                      110,997                  110,867


DEFERRED INCOME TAXES                                                34,916                   40,552


SHAREHOLDERS' EQUITY
Common shares $1 par value (authorized: 500,000,000 shares;
     issued: 1995 - 82,364,378 shares 1994 - 82,374,771 shares)      82,364                   82,375
Additional paid-in capital                                            1,455                    1,694
Retained earnings                                                   697,036                  732,158
Unearned compensation                                                  (739)                    (149)
Net unrealized loss - marketable securities                            (242)                  (2,054)
Cumulative translation adjustment                                       500                      369
- ----------------------------------------------------------------------------------------------------
     Shareholders' equity                                           780,374                  814,393
- ----------------------------------------------------------------------------------------------------
          Total liabilities and shareholders' equity             $1,295,095               $1,256,272
- ----------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------


CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31 (Dollars in Thousands Except per Share Amounts)          1995           1994           1993
- --------------------------------------------------------------------------------------------------------------------
NET SALES                                                                  $1,857,981     $1,747,644     $1,581,767
- --------------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES
Cost of sales                                                                 860,266        784,452        730,436
Selling, general, and administrative                                          734,886        641,660        489,127
Employee profit sharing and pension                                            57,958         59,370         61,162
Employee bonus and stock purchase discount                                     21,087         22,331         20,215
Restructuring (credit) charge                                                                (10,000)        49,000
- -------------------------------------------------------------------------------------------------------------------
     Total                                                                  1,674,197      1,497,813      1,349,940
- -------------------------------------------------------------------------------------------------------------------
Income from operations                                                        183,784        249,831        231,827
OTHER INCOME (EXPENSE)
Other (expense) income                                                         (1,366)         6,608         14,362
Interest expense                                                              (13,099)        (9,733)       (10,276)
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES                         169,319        246,706        235,913
- --------------------------------------------------------------------------------------------------------------------
PROVISION FOR INCOME TAXES                                                     74,885        102,453         94,052
- --------------------------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS                                              94,434        144,253        141,861
- --------------------------------------------------------------------------------------------------------------------
DISCONTINUED OPERATIONS
Loss from operations (net of income tax benefit of $2,146 in
     1995 and $2,432 in 1994)                                                  (3,098)        (3,387)
Loss on disposal (net of income tax benefit of $2,985)                         (4,315)
- --------------------------------------------------------------------------------------------------------------------
LOSS FROM DISCONTINUED OPERATIONS                                              (7,413)        (3,387)
- --------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                 $   87,021     $  140,866     $  141,861
- --------------------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------------------
EARNINGS PER SHARE - Based on average shares outstanding
     Income from continuing operation                                      $     1.15     $     1.75     $     1.71
     Loss from discontinued operations                                     $     (.09)    $     (.04)
- --------------------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------------------
NET INCOME PER SHARE                                                       $     1.06     $     1.71     $     1.71
- --------------------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------------------
CASH DIVIDENDS PER COMMON SHARE                                               $  1.48     $     1.46     $     1.42
- --------------------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS


Years Ended December 31 (Dollars in Thousands)                                            1995           1994               1993
- --------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES

NET INCOME                                                                           $  87,021     $  140,866         $  141,861
Discontinued operations                                                                  7,413          3,387
- --------------------------------------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS                                                       94,434        144,253            141,861
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:
     Depreciation                                                                       69,027         59,367             55,145
     Amortization of intangibles                                                        34,276         26,539             17,175
     Stock purchase discount                                                             8,185          8,369              8,537
     Deferred income taxes                                                              (9,201)         4,645            (16,111)
     Changes in assets and liabilities, net of effects from acquisitions and discontinued operations:
          Trade accounts receivable                                                    (24,949)       (13,430)              (160)
          Inventories                                                                   12,893        (17,226)           (11,696)
          Accounts payable                                                               6,631         12,096             (6,885)
          Other assets and liabilities                                                  23,346        (25,589)            35,816
- --------------------------------------------------------------------------------------------------------------------------------
Net cash provided by continuing operations                                             214,642        199,024            223,682
Net cash used by discontinued operations                                                (5,315)        (5,206)
- --------------------------------------------------------------------------------------------------------------------------------
     Net cash provided by operating activities                                         209,327        193,818            223,682
- --------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of marketable securities with maturities of more than 3 months                              (13,115)          (119,339)
Proceeds from sales of marketable securities with maturities of more than 3 months      28,878         49,326            149,805
Net reductions of (additions to) marketable securities with maturities of 3 months
   or less                                                                              16,000         20,000            (32,100)
Purchases of long-term investments                                                                     (5,000)           (14,060)
Purchases of property, plant, and equipment                                           (125,068)      (126,226)           (60,990)
Payments for acquisitions, net of cash acquired                                        (37,313)       (53,796)          (110,136)
Other                                                                                   (2,858)       (17,933)            (9,044)
- --------------------------------------------------------------------------------------------------------------------------------
     Net cash used in investing activities                                            (120,361)      (146,744)          (195,864)
- --------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from short-term debt                                                       36,312         11,219
Payments on long-term debt                                                              (8,918)        (8,230)           (10,260)
Payments to retire common stock                                                        (34,715)       (39,638)           (89,172)
Proceeds from issuing stock under employee plans                                        25,027         25,114             28,490
Cash dividends paid to shareholders                                                   (122,143)      (120,503)          (117,945)
- --------------------------------------------------------------------------------------------------------------------------------
          Net cash used in financing activities                                       (104,437)      (132,038)          (188,887)
- --------------------------------------------------------------------------------------------------------------------------------
NET DECREASE IN CASH AND CASH EQUIVALENTS                                              (15,471)       (84,964)          (161,069)
- --------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                         $29,139       $114,103           $275,172
- --------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                               $13,668        $29,139           $114,103
- --------------------------------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------------------------------
Supplementary cash flow disclosure:
     Interest paid                                                                     $12,519        $10,446            $11,772
     Income taxes paid                                                                  93,023         94,395            119,859
- --------------------------------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------------------------------
See notes to Consolidated Financial Statements


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements include the accounts of the Company and all wholly owned subsidiaries.

MARKETABLE SECURITIES - Marketable securities consist of debt and equity securities. All securities are classified as available for sale and are carried at fair value, with the unrealized gains and losses, net of tax, reported as a separate component of shareholders' equity. Realized gains and losses and permanent declines in value are included in investment income. The cost of securities sold is determined using the specific identification method.

INVENTORY - Substantially all inventory is included at the lower of cost, on the last-in, first-out (LIFO) method, or market. LIFO inventories at December 31, 1995 and 1994, were approximately $18,411,000 and $8,923,000, respectively, less than replacement cost.

PROPERTY, PLANT, AND EQUIPMENT - Property, plant, and equipment are stated at cost. Buildings with 40-year lives and machinery and equipment with lives of five to 11 years are generally depreciated using accelerated methods. Leasehold and building improvements are depreciated on a straight-line basis over the estimated useful life of the property or the life of the lease, whichever is shorter.

INTANGIBLES - Intangibles are shown in the balance sheet net of amortization determined on the straight-line basis. Amortization periods range from five to 30 years for cost in excess of net assets acquired, and three to 16 years for other intangibles. Other intangibles consist primarily of purchased software, internally developed software, and professional name files. Total intangibles are as follows at December 31 (dollars in thousands):

                                                 1995           1994
- ---------------------------------------------------------------------
Cost in excess of net assets acquired        $363,756       $329,512
Other intangible assets                       126,636         86,821
- ---------------------------------------------------------------------
     Total                                   $490,392       $416,333
     Less accumulated amortization           (118,700)       (87,836)
- ---------------------------------------------------------------------
Intangibles - net                            $371,692       $328,497
- ---------------------------------------------------------------------
- ---------------------------------------------------------------------

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

IMPAIRMENT OF LONG-LIVED ASSETS - Effective December 31, 1995, the Company adopted the Statement of Financial Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." Under the provisions of this statement, the Company has evaluated its long-lived assets (including certain property, plant and equipment, intangibles and other long-term investments) for impairment and will continue to evaluate its long-lived assets if events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The Company evaluates the recoverability of long-lived assets by measuring the unamortized balance of the long-lived assets against estimated future cash flows. If such evaluations indicate that undiscounted estimated future cash flows of certain long-lived assets are not sufficient to recover the carrying value of such assets, the assets are adjusted to their fair value. Based on current evaluations, there were no adjustments to the carrying value of long-lived assets in 1995.

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

DEFERRED ADVERTISING - The Company estimates and defers certain costs related to direct-response advertising of its products. These costs consist of materials, production, postage and design costs required to produce catalogs for the Company's direct mail businesses. Such costs are amortized over periods (generally less than 12 months) that correspond to the estimated revenue stream of the individual catalogs. Actual results could differ from the estimates noted above. The total amount of deferred advertising costs charged to expense for 1995, 1994, and 1993 was $126,257,000, $130,512,000, and $74,882,000,
respectively.

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

RECLASSIFICATIONS - Certain prior years' amounts have been reclassified to conform to the 1995 presentation.

STOCK-BASED COMPENSATION - In October 1995, the Financial Accounting Standards board issued Statement of Financial Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation" effective for the Company beginning January 1, 1996. SFAS No. 123 requires expanded disclosure of stock-based compensation arrangements with employees and encourages (but does not require) compensation cost to be measured based on the fair value of the equity instruments awarded.
     The Company has not yet determined if it will elect to change to the fair value method, nor has it determined the effect the new standard will have on net income and earnings per share should it elect to make such a change. Adoption of the new standard will have no effect on the Company's cash flows.

ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


2. RESTRUCTURING CHARGE

In June 1993, the Company announced its plans to consolidate its financial institution check printing operations by closing 16 underutilized check printing plants. These closings resulted from the absence of growth in the financial institution check market and production efficiencies gained from the Company's improved check printing technology. In conjunction with the consolidation, the Company recorded a one-time pretax restructuring charge of $49 million in 1993. The majority of the charge consisted of estimated costs for employee severance and relocation ($36.3 million), and the disposition of assets affected by the consolidation ($9.1 million).
     During 1994, the Company substantially completed its restructuring plan without incurring certain costs that were included in the 1993 charge. As a result, the Company recorded a $10 million credit in 1994 to reduce its restructuring accrual.

SUBSEQUENT EVENT - On January 31, 1996, the Company announced a plan to close 21 of its financial institution check printing plants over a two-year period. The Company will record a $30 to $35 million restructuring charge for estimated employee severance costs and asset dispositions for these plant closings and other consolidations.
     The plant closings were made possible by advancements in telecommunications, order processing, and printing technology. The Company's 15 remaining plants will be equipped with capacity to produce at or above current order quantities.


3. ACQUISITIONS

On January 10, 1995, the Company acquired all of the outstanding stock of Financial Alliance Processing Services, Inc., a merchant credit card processing service. The total paid for the acquisition was $38.8 million and was accounted for using the purchase method. Accordingly, the purchase price was allocated to assets acquired based on their fair values. The total cost in excess of net assets acquired of $36.6 million is being amortized over a 10-year period. The effect of this acquisition did not have a material pro forma impact on operations.
     During 1994, the Company acquired all of the outstanding stock of National Revenue Corporation, a collection services company; T/Maker Company, a developer and publisher of image content software; The Software Partnership Ltd., a United Kingdom-based developer of open systems architecture for large financial institutions; and the assets of Pacific Medsoft, a developer of software for medical professionals. The total paid for all of these acquisitions was $53.8 million. Each acquisition was accounted for using the purchase method. Accordingly, the purchase price was allocated to assets acquired based on their fair values. The total cost in excess of net assets acquired for all of these acquisitions of $48.6 million is being amortized over periods ranging from 10 to 25 years. The combined effect of these acquisitions did not have a material pro forma impact on operations.
     On September 24, 1993, the Company acquired all of the outstanding capital stock of PaperDirect, Inc., a direct mail marketer of specialty papers and related products to the desktop publishing industry, for $90 million in cash. In addition, the Company agreed to pay $9 million over three years for a covenant not to compete. The Company may be required to make additional payments of up to $16 million per year over a period ending December 31, 1996, contingent upon the results of PaperDirect's operations over the course of that period.
Based on PaperDirect's 1993 operating results, the Company paid $16 million to PaperDirect's former shareholders in 1994. No additional payments were made or accrued based on PaperDirect's 1994 and 1995 operating results. The acquisition was accounted for using the purchase method. Accordingly, the purchase price was allocated to assets acquired based on their estimated fair values. This treatment resulted in approximately $100 million of cost in excess of net assets acquired. Such excess (which will increase for any future contingent cash payment) is being amortized on a straight-line basis over 30 years. 1993 consolidated results include PaperDirect's results of operations from the date of acquisition through the end of the year.
     The following summarized, unaudited pro forma results of operations for the year ended December 31, 1993, assumes the acquisition occurred as of the beginning of the year (dollars in thousands except per share amounts):

                                    1993
- -----------------------------------------
Net sales                     $1,624,868
Net income                       141,193
Net income per common share        $1.70
- -----------------------------------------

     On September 30, 1993, the Company completed its acquisition of Stockforms Ltd., a supplier of accounting software forms based in the United Kingdom, by purchasing the remaining 75% of its assets for approximately $11.7 million. (The Company had purchased the initial 25% during 1992 for approximately $3 million.) The acquisition was accounted for using the purchase method. Accordingly, the purchase price was allocated to assets acquired based on their fair values. The total cost in excess of net assets acquired of $13.9 million is being amortized on a straight-line basis over 20 years. The effect of this acquisition did not have a material pro forma impact on operations.


4. MARKETABLE SECURITIES

On December 31, 1995 and 1994, marketable securities available for sale consist of the following (dollars in thousands):

                                                                             1995                               1994
- -----------------------------------------------------------------------------------------------------------------------------------
                                                                        UNREALIZED                          Unrealized
                                                                COST  HOLDING LOSS  FAIR VALUE      Cost  Holding Loss   Fair Value
- -----------------------------------------------------------------------------------------------------------------------------------
Debt securities issued by the U.S. Treasury and other
     government agencies                                    $  5,059          $ 39     $ 5,020   $30,560        $1,859      $28,701
Debt securities issued by states of the U.S. and
     political subdivisions of the states                      1,250             0       1,250    20,638           230       20,408
- -----------------------------------------------------------------------------------------------------------------------------------
     Total marketable securities                               6,309            39       6,270    51,198         2,089       49,109
Other debt securities (included in cash equivalents)          15,000           333      14,667    25,795         1,072       24,723
- -----------------------------------------------------------------------------------------------------------------------------------
     Total                                                  $ 21,309          $372     $20,937   $76,993        $3,161      $73,832
- -----------------------------------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------------------------------------

     As of December 31, 1995, debt securities with a cost of $6,286,000 and a December 31, 1995, market value of $6,247,000 mature in 1996. All other securities with a total cost of $15,023,000 and a December 31, 1995, market value of $14,690,000 mature by 2000.
     Proceeds from sales of securities available for sale were $54,565,000 and $73,326,000 during 1995 and 1994, respectively. The Company realized losses of $1,119,000 and $502,000 on these sales in 1995 and 1994, respectively.


5. PROVISION FOR INCOME TAXES

The components of the provision for income taxes from continuing operations are as follows (dollars in thousands):

                                          1995         1994            1993
- ----------------------------------------------------------------------------
Current tax provision:
     Federal                           $71,884       $82,295        $89,650
     State                              17,845        13,842         17,477
- ----------------------------------------------------------------------------
        Total                           89,729        96,137        107,127
Deferred tax (benefit) provision:
     Federal                           (10,587)        5,428        (11,092)
     State                              (4,257)          888         (1,983)
- ----------------------------------------------------------------------------
        Total                          $74,885      $102,453        $94,052
- ----------------------------------------------------------------------------
- ----------------------------------------------------------------------------

     The Company's effective tax rate on pretax income from continuing operations differs from the U.S. Federal statutory regular tax rate of 35% as follows (dollars in thousands):

                                          1995          1994           1993
- ----------------------------------------------------------------------------
Income tax at Federal statutory
     rate                              $59,262       $86,346        $82,570
State income taxes net of
     Federal income tax benefit          8,832         9,574         10,207
Amortization of non-deductible
     intangibles                         5,260         3,666          2,379
Foreign losses for which no
      current tax benefit is available   2,406         4,346          1,115


Other                                     (875)       (1,479)        (2,219)
- ----------------------------------------------------------------------------
Provision for income taxes             $74,885      $102,453        $94,052
- ----------------------------------------------------------------------------
- ----------------------------------------------------------------------------

      Tax effected temporary differences which give rise to a significant portion of deferred tax assets and liabilities at December 31, 1995 and 1994, are as follows (dollars in thousands):

                                               1995                         1994
- -----------------------------------------------------------------------------------------
                                      DEFERRED      DEFERRED       Deferred      Deferred
                                           TAX           TAX            Tax           Tax
                                        ASSETS   LIABILITIES         Assets   Liabilities
- -----------------------------------------------------------------------------------------
Property, plant, and equipment                       $33,889                      $32,889
Deferred advertising                                   6,188                        7,932
Employee benefit plans                 $14,154                      $16,097
Inventory                                9,278                        5,414
Intangibles                                            3,758                        5,845
Foreign net operating loss
     carry forwards                      6,033                        4,605
Miscellaneous reserves and
     accruals                           17,064                       10,017
All other                               12,003         4,420          7,818         7,275
- -----------------------------------------------------------------------------------------
Subtotal                                58,532        48,255         43,951        53,941
- -----------------------------------------------------------------------------------------
Valuation allowance                     (9,267)                      (4,915)
- -----------------------------------------------------------------------------------------
Total deferred taxes                   $49,265       $48,255        $39,036       $53,941
- -----------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------

     The major component of the valuation allowance relates to the uncertainty of realizing foreign deferred tax assets that existed at December 31, 1995 and 1994.


6. EMPLOYEE BENEFIT PLANS

PROFIT SHARING AND PENSION PLANS - The Company has profit sharing plans and a defined contribution pension plan to provide retirement income to certain of its employees. The plans cover substantially all full-time employees with at least 15 months of service. Contributions are made solely by the Company to trustees, and benefits provided by the plans are paid from accumulated funds by the trustees. Contributions to the pension plan equal 6% of eligible compensation. Contributions to the profit sharing plans vary but are generally limited to 15% of eligible compensation less the amount contributed to the pension plan. Pension expense for 1995, 1994, and 1993 was $20,798,000, $21,126,000, and
$21,802,000, respectively.

STOCK PURCHASE PLAN - The Company has an employee stock purchase plan that enables eligible employees to purchase the Company's common stock at 75% of its fair market value on the first business day following each three-month purchase period. Compensation expense recognized for the difference between employees' purchase price and fair value was $8,185,000, $8,369,000, and $8,537,000 in 1995, 1994, and 1993, respectively. Under the plan, 1,121,153, 1,152,687, and
855,242 shares were issued at prices ranging from $20.07 to $24.00, $19.60 to $26.35, and $26.92 to $33.67 in 1995, 1994, and 1993, respectively.

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

                                          1995          1994           1993
- ----------------------------------------------------------------------------
Outstanding, January 1               2,212,149     1,567,140      1,285,328
Granted                                204,899       716,369        396,900
Exercised                              (44,566)       (7,865)       (93,661)
Canceled                              (224,909)      (63,495)       (21,427)
- ----------------------------------------------------------------------------
Outstanding, December 31             2,147,573     2,212,149      1,567,140
- ----------------------------------------------------------------------------
- -----------------------------------------------------------------------------
Exercisable, December 31             1,521,524     1,256,885        969,690
- ----------------------------------------------------------------------------
- ----------------------------------------------------------------------------

     Options were granted at prices ranging from $27.375 to $30.750 per share in 1995, $27.125 to $37.25 per share in 1994, and $34.625 to $44.75 per share in
1993. Options were exercised in 1995, 1994, and 1993 at average prices per share of $28.43, $21.39, and $30.07, respectively. Options were outstanding at December 31, 1995, 1994, 1993, at average prices per share of $34.81, $35.04, and $37.34, respectively. At December 31, 1995, options for 2,187,800 shares remain available for issuance under the 1994 plan.

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


                                                      1995           1994
- --------------------------------------------------------------------------
Accumulated postretirement benefit obligation:
   Retirees                                        $49,084        $50,784
   Fully eligible plan participants                     88          2,373
   Other active participants                        14,720          3,470
- --------------------------------------------------------------------------
      Total                                         63,892         56,627
Less:
   Fair value of plan assets (debt and
      equity securities)                            44,702         33,092
Unrecognized prior service cost                      3,718
Unrecognized net loss                                    3          4,034
Unrecognized transition obligation                  19,386         20,526
- --------------------------------------------------------------------------
Portion of transition obligation accrued in
   the balance sheet                               $(3,917)       $(1,025)
- --------------------------------------------------------------------------
- --------------------------------------------------------------------------

     Net postretirement benefit cost for the year ended December 31 consisted of the following components (in thousands):

                                         1995         1994           1993
- ---------------------------------------------------------------------------
Service cost--benefits earned
   during the year                     $  474       $  785         $  978
Interest cost on the accumulated
   postretirement benefit obligation    4,392        4,219          4,525
Actual loss (return) on plan assets    (9,897)         402         (2,568)
Amortization of transition obligation   1,140        1,140          1,218
Net amortization and deferral of
   gains and losses                     6,604       (3,559)
- ---------------------------------------------------------------------------
- ---------------------------------------------------------------------------
      Total                            $2,713       $2,987         $4,153
- ---------------------------------------------------------------------------
- ---------------------------------------------------------------------------

    In measuring the accumulated postretirement benefit obligation as of December 31, 1995, the Company's health care inflation rate for 1996 was assumed to be 10.5% for employees enrolled in an indemnity plan and 8.5% for employees enrolled in health maintenance organizations. Inflation rates for both plans are assumed to trend downward gradually over a nine-year period to 5% for the years 2004 and beyond. A one percentage point increase in the health care inflation rate for each year would increase the accumulated postretirement benefit obligation by approximately $9,200,000, and the service and interest cost components of the net postretirement benefit cost by approximately $970,000. The discount rates used in determining the accumulated postretirement benefit obligation as of December 31, 1995 and 1994, were 7.25% and 8%, respectively. The expected long-term rate of return on plan assets used to determine the net periodic postretirement benefit costs was 9.5% in 1995 and 1994, and 8.6% in 1993.


8. LEASE AND DEBT COMMITMENTS

Long-term debt was as follows at December 31 (dollars in thousands):

                                                       1995           1994
- ---------------------------------------------------------------------------
8.55% unsecured and unsubordinated notes
   due February 15, 2001                           $100,000       $100,000
Other                                                19,696         15,346
- ---------------------------------------------------------------------------
   Total long-term debt                             119,696        115,346
   Less amount due within one year                    8,699          4,479
- ---------------------------------------------------------------------------
       Total                                       $110,997       $110,867
- ---------------------------------------------------------------------------
- ---------------------------------------------------------------------------

    In February 1991, the Company issued $100 million of 8.55% unsecured and unsubordinated notes due February 15, 2001. The notes are not redeemable prior to maturity. The fair values of these notes were estimated to be $112 million and $101 million at December 31, 1995 and 1994, respectively, based on quoted market prices for similar issuances.
    Other long-term debt consists principally of equipment notes and payments due under non-compete agreements. The obligations bear interest rates of 5% to 13% and are due through the year 2011. Carrying value approximates fair value for these obligations based on estimates using current market interest rates and discounted cash flow analyses.
    Maturities of long-term debt for the five years ending December 31, 2000, are $8,699,000, $7,747,000, $2,112,000, $360,000, and $96,000 and $100,682,000
thereafter.
    The Company has uncommitted lines of credit for $189,300,000. At December 31, 1995 and 1994, $14,219,000 and $11,219,000 was outstanding, respectively, at interest rates of 6.6% and 6.2%, respectively. The Company also has in place a $150 million committed line of credit, which is available for borrowing and as support for commercial paper. As of December 31, 1995, $34,743,000 of commercial paper was issued and outstanding at a weighted average interest rate of 6.09%. No commercial paper was outstanding at December 31, 1994. During the third quarter of 1995, the Company filed a shelf registration for a $300 million medium-term note program to be used for general corporate purposes. As of December 31, 1995, no such notes were issued or outstanding.
    Minimum future rental payments for leased facilities and equipment for the five years ending December 31, 2000, are $28,215,000, $21,018,000, $14,385,000,
$6,735,000, and $3,320,000, and $3,757,000 thereafter. Rental expense was
$44,283,259, $40,662,523, and $39,778,000 for 1995, 1994, and 1993,
respectively.

9. COMMON STOCK PURCHASE RIGHTS

On February 5, 1988, the Company declared a distribution to shareholders of record on February 22, 1988, of one common stock purchase right for each outstanding share of common stock. Upon the occurrence of certain events, each right will entitle the holder to purchase one share of common stock at an exercise price of $100. The rights become exercisable if a person acquires 20% or more of the Company's common stock or announces a tender offer for 30% or more of the Company's common stock. The rights, which expire in February 1998, may be redeemed by the Company at a price of $.01 per right at any time prior to the 30th day after a 20% position has been acquired.
    If the Company is acquired in a merger or other business combination, each right will entitle its holder to purchase common shares of the acquiring company having a market value of twice the exercise price of each right (i.e., at a 50% discount). If an acquirer purchases 35% of the Company's common stock or obtains working control of the Company and engages in certain self-dealing transactions, each right will entitle its holder to purchase a number of the Company's common shares having a market value of twice the right's exercise price. Each right will also entitle its holder to purchase the Company's common stock at a similar 50% discount in the event an acquirer merges into the Company and leaves the Company's stock unchanged.


10. SHAREHOLDERS' EQUITY


                                                                                  Unrealized
                                                 Additional                             Loss                          Cumulative
                                      Common        Paid-in       Retained        Marketable           Unearned      Translation
(Dollars in Thousands)                Shares        Capital       Earnings        Securities       Compensation       Adjustment
- ----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1992          $83,797       $  1,208       $ 744,803
Net income                                                         141,861
Cash dividends                                                    (117,945)
Common stock issued                     949         36,435
Common stock retired                 (2,197)       (37,302)        (49,673)
Translation adjustment                                                                                                    $(687)
- ----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1993           82,549            341         719,046                                                 (687)
Net income                                                         140,866
Cash dividends                                                    (120,503)
Common stock issued                   1,167         32,399
Common stock retired                 (1,341)       (31,046)         (7,251)
Unearned compensation                                                                                    $(149)
Unrealized fair value adjustments,
   net of taxes of $1,107                                                            $(2,054)
Translation adjustment                                                                                                    1,056
- ----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994           82,375          1,694         732,158            (2,054)              (149)            369
Net income                                                          87,021
Cash dividends                                                    (122,143)
Common stock issued                   1,180         33,285
Common stock retired                 (1,191)       (33,524)
Unearned compensation                                                                                     (590)
Unrealized fair value adjustments,
   net of taxes of $977                                                               1,812
Translation adjustment                                                                                                      131
- ----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995          $82,364       $  1,455       $ 697,036          $  (242)             $(739)          $  500
- ----------------------------------------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------------------------------------


11. BUSINESS SEGMENT INFORMATION

The Company consists of three business segments: Payment Systems, Business Systems, and Consumer Specialty. The Payment Systems segment manufactures checks for financial institutions and provides electronic processing and database services to financial institutions and retailers located primarily in the United States. Check printing and other services to financial institutions generate the majority of the Company's operating income. Business Systems manufactures business, health care, and tax forms and decorated paper for small businesses. Consumer Specialty manufactures greeting cards, stationery, checks, and other products for households. Business Systems and Consumer Specialty products are distributed through direct mail to customers located primarily in the United States.
    For the three years ended December 31, 1995, the Company's segment information is as follows (dollars in thousands):


                                                                                                       Consumer
                                                                   Payment         Business           Specialty
1995                                                               Systems          Systems            Products            Total
- ----------------------------------------------------------------------------------------------------------------------------------
Net sales                                                       $1,179,438          $361,543           $317,000       $1,857,981
Income from operations                                             208,498           (39,108)            14,394          183,784
Identifiable assets                                                669,784           305,811            319,500        1,295,095
Depreciation and amortization                                       73,830            16,769             12,704          103,303
Capital expenditures                                                83,525            33,161              8,382          125,068
- ----------------------------------------------------------------------------------------------------------------------------------

1994
- ----------------------------------------------------------------------------------------------------------------------------------
Net sales                                                       $1,096,277          $321,561           $329,806       $1,747,644
Income from operations                                             235,528           (10,182)            24,485          249,831
Identifiable assets                                                691,097           256,774            308,401        1,256,272
Depreciation and amortization                                       57,301            16,440             12,165           85,906
Capital expenditures                                                64,853            29,357             32,016          126,226
- ----------------------------------------------------------------------------------------------------------------------------------

1993
- ----------------------------------------------------------------------------------------------------------------------------------
Net sales                                                       $1,087,015          $219,800           $274,952       $1,581,767
Income from operations                                             194,822            12,176             24,829          231,827
Identifiable assets                                                725,968           232,389            293,637        1,251,994
Depreciation and amortization                                       53,203             7,351             11,766           72,320
Capital expenditures                                                46,313             7,261              8,536           62,110
- ----------------------------------------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------------------------------------


    Certain corporate related assets (principally cash, cash equivalents, and marketable securities) are reported in the Payment Systems identifiable assets. Likewise, corporate costs are reflected in Payment Systems income from operations. Payment Systems income from operations for 1993 includes the impact of the $49 million restructuring charge and a $10 million 1994 credit related to the restructuring.
    In 1995, the Company acquired Financial Alliance Processing Services, Inc. This acquisition is included in the Payment Systems segment.
    In 1994, the Company acquired National Revenue Corporation and The Software Partnership Ltd. (Payment Systems), and T/Maker Company and Pacific Medsoft (Business Systems).
    During 1993, the Company acquired PaperDirect, Inc., and Stockforms Ltd. Both acquisitions were added to the Business Systems segment.
    Certain prior year segment amounts have been reclassified to conform with the 1995 presentation. The reclassification resulted from movement of certain product lines between the Payment Systems and Business Systems segments.

12. DISCONTINUED OPERATIONS

On November 29, 1995, the Company adopted a plan to discontinue the Printwise ink business. The Company anticipates that the business will be disposed of by July 1996. Accordingly, Printwise is reported as a discontinued operation for the years ended December 31, 1995 and 1994. Net assets of the discontinued operation at December 31, 1995, consist primarily of property, plant, and equipment.
    The estimated loss on the disposal of Printwise is $4,315,000 (net of taxes of $2,985,000), consisting of an estimated loss on disposal of the business of $3,428,000 and a provision of $887,000 for anticipated operating losses until disposal. Summarized results of Printwise since inception are as follows (dollars in thousands):


                                                       1995           1994
- ----------------------------------------------------------------------------
Net sales                                          $ 1,124        $   276
- ----------------------------------------------------------------------------
- ----------------------------------------------------------------------------
Loss from operations before income tax benefit     $(5,244)       $(5,819)
Income tax benefit                                   2,146          2,432
- ----------------------------------------------------------------------------

Loss from operations                                (3,098)        (3,387)
- ----------------------------------------------------------------------------
Loss on disposal before income tax benefit          (7,300)
Income tax benefit                                   2,985
- ----------------------------------------------------------------------------
Loss on disposal                                    (4,315)
- ----------------------------------------------------------------------------
Total loss on discontinued operations              $(7,413)       $(3,387)
- ----------------------------------------------------------------------------
- ----------------------------------------------------------------------------


INDEPENDENT AUDITORS' REPORT

TO THE SHAREHOLDERS OF DELUXE CORPORATION:
We have audited the accompanying consolidated balance sheets of Deluxe Corporation and its subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.
    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
    In our opinion, such financial statements present fairly, in all material respects, the financial position of Deluxe Corporation and its subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.


Deloitte & Touche LLP
Minneapolis, Minnesota

February 9, 1996

SUMMARIZED QUARTERLY FINANCIAL DATA (UNAUDITED)


1995 Quarter Ended  (Dollars in Thousands Except
   per Share Amounts)                                             March 31           June 30       September 30     December 31
- ----------------------------------------------------------------------------------------------------------------------------------
Net sales                                                         $465,388          $442,266           $449,203        $501,124
Cost of sales                                                      210,234           201,429            202,603         246,000
Income (loss) from continuing operations                            34,552            30,742             30,258          (1,118)(2)
Per share of common stock
   Continuing operations                                               .42               .37                .37            (.01)
   Net income (loss)                                                   .41               .36                .36            (.07)
   Cash dividends                                                      .37               .37                .37             .37
- ----------------------------------------------------------------------------------------------------------------------------------


1994 Quarter Ended                                                March 31          June 30        September 30     December 31
- ----------------------------------------------------------------------------------------------------------------------------------
Net sales                                                         $429,958          $412,350           $426,553        $478,783
Cost of sales                                                      192,044           184,811            191,985         215,612
Income from continuing operations                                   38,647            30,494             34,295(1)       40,817
Per share of common stock
   Continuing operations                                               .47               .37                .41             .50
   Net income                                                          .46               .36                .40             .49
   Cash dividends                                                      .36               .36                .37             .37
- ----------------------------------------------------------------------------------------------------------------------------------


(1) In September 1994, a $10 million credit was recorded to reduce a 1993 restructuring charge for check printing plant consolidation. See Note 2 to consolidated financial statements.

(2) 1995 fourth quarter results include non-recurring pretax charges of $62.5 million, related to costs associated with production consolidation and process improvements, the elimination of businesses and product lines that were unprofitable or did not fit with the Company's long-term strategy, and write-offs of non-performing assets.

SHAREHOLDER INFORMATION

QUARTERLY STOCK DATA
The chart below shows the per-share price range of the Company's common stock for the past two fiscal years as quoted on the New York Stock Exchange.


1995 QUARTER        HIGH            LOW          CLOSE
- --------------------------------------------------------
1ST               29 1/8         26 1/8         28 1/2
2ND               33 5/8         28 7/8         33 1/8
3RD               33 7/8         30 1/4         33 1/8
4TH               33 3/8         26 5/8         29

1994 Quarter        High            Low          Close
- --------------------------------------------------------
1st               38             30 3/8         30 7/8
2nd               31             26 1/8         26 3/8
3rd               31 3/8         25 3/4         29 3/8
4th               30 3/8         26             26 1/2


STOCK EXCHANGE
Deluxe Corporation common stock is traded on the New York Stock Exchange under the symbol DLX.

ANNUAL MEETING
The annual meeting of the shareholders of Deluxe Corporation will be held Monday, May 6, 1996, at The Donald E. Benson Great Hall, Bethel College, 3900 Bethel Drive, St. Paul, Minnesota, at 5 p.m.

FORM 10-K AVAILABLE
A copy of the Form 10-K (Annual Report) filed with the Securities and Exchange Commission by the Company may be obtained without charge by calling 1-888-359-6397 (1-888-DLX-NEWS) or by sending a written request to Stuart Alexander, Deluxe Corporation, P.O. Box 64235, St. Paul, Minnesota 55164-0235.

SHAREHOLDER INQUIRIES
Requests for additional information should be sent to corporate headquarters to the attention of the following:

General Information:
Stuart Alexander (612) 483-7358
Vice President, Corporate Communications

Financial Information:
Charles M. Osborne (612) 483-7355
Senior Vice President and Chief Financial Officer

STOCK OWNERSHIP AND RECORD KEEPING
Norwest Bank Minnesota, N.A.
Stock Transfer Department
161 N. Concord Exchange
P.O. Box 64854
St. Paul, Minnesota  55164-0854
(800) 468-9716
(612) 450-4064
E-mail: shareowner@aol.com

EXECUTIVE OFFICES
Street Address:
3680 Victoria St. N.
Shoreview, Minnesota 55126-2966

Mailing Address:
P.O. Box 64235,
St. Paul, Minnesota 55164-0235
(612) 483-7111

TOLL-FREE SHAREHOLDER INFORMATION LINE
You may dial 1-888-359-6397 (1-888-DLX-NEWS) to listen to the latest financial results, dividend news, and other information about Deluxe or to request copies of our annual report, 10-K, 10-Q, proxy statement, news releases, and financial presentation information.

PLANNED RELEASE DATES
Quarterly results: Monday, April 22, July 22, October 21. Tuesday, January 21, 1997

Dividends: The Deluxe Board of Directors usually meets during the second week in February, May, August, and November.