Form 10-K, Exhibit 13
period 1996-12-31
DELUXE CORP
filed 1997-03-31
CIK 27996

Exhibit 13.1

FINANCIAL HIGHLIGHTS

DELUXE CORPORATION




=====================================================================================
Dollars in thousands except per share amounts     1996           1995         Change
-------------------------------------------------------------------------------------
Net sales                                     $1,895,664      $1,857,981          2%
Income from continuing operations                 65,463          94,434      (30.7%)
   Return on sales                                  3.5%            5.1%
   Per share                                         .80            1.15      (30.4%)
   Return on average shareholders' equity           8.8%           11.8%
Net income                                        65,463          87,021      (24.8%)
   Per share                                         .80            1.06      (24.5%)
Cash dividends paid                              121,976         122,143       (0.1%)
   Per share                                        1.48            1.48
Shareholders' equity                             712,916         780,374       (8.6%)
   Book value per share                             8.69            9.47       (8.2%)
Average common shares outstanding (thousands)     82,311          82,420
Number of shareholders                            19,495          20,843
Number of employees                               19,643          19,286        1.9%
-------------------------------------------------------------------------------------



                                   NET SALES
                             (DOLLARS IN BILLIONS)

                               [BAR CHART OMITTED]




                   INCOME FROM CONTINUING OPERATIONS PER SHARE
                                    (DOLLARS)

                               [BAR CHART OMITTED]




                            CASH DIVIDENDS PER SHARE
                                    (DOLLARS)

                               [BAR CHART OMITTED]



                                       1


MANAGEMENT'S DISCUSSION AND ANALYSIS


INTRODUCTION - This discussion summarizes the significant factors that affected the consolidated operating results and financial condition of Deluxe Corporation during the three years ended December 31, 1996. Over this period, the Company has engaged in a strategic reorganization process, the goal of which is to improve profitability and provide the financial institution and retail communities an even broader range of products and services. During this process, the Company has recorded significant consolidation, restructuring, and other reorganization costs, as well as gains and losses on sales of businesses. Although these charges have had a significant impact on the operating results and cash position of the Company, the following discussion considers them separately when analyzing the Company's financial and operational progress. The following analysis is based on the organization of the Company's businesses into three operating segments (described in note 12 to the Consolidated Financial Statements).

OVERALL SUMMARY - In 1996, the Company achieved higher sales for the 58th consecutive year. The sales increase of 2% was the result of growth in the Deluxe Financial Services and Deluxe Electronic Payment Systems segments, partially offset by a planned decline in the Deluxe Direct segment. 1996 income from continuing operations was $65.5 million, compared to $94.4 million and $144.3 million in 1995 and 1994, respectively. Earnings per share from continuing operations were $.80 in 1996, compared to $1.15 in 1995 and $1.75 in 1994. Return on average assets was 5.3% for 1996, compared to 7.4% and 11.5% in 1995 and 1994, respectively. Return on average shareholders' equity was 8.8% in 1996, compared to 11.8% in 1995 and 17.9% in 1994. These results include pretax strategic reorganization charges of $142.3 million in 1996 and $62.5 million in 1995. The results for 1994 include a $10 million pretax credit to a 1993 restructuring charge.

STRATEGIC REORGANIZATION CHARGES - Over the last few years, the Company has engaged in a strategic reorganization process. This process involved a thorough examination of the Com pany's various lines of business, including an examination of each business' product offerings, short-term and long-term profitability, and strategic fit within the Company's long-term plans. This effort has resulted in the consolidation of operating and administrative facilities, the elimination of products and businesses, and the restructuring of the Company's management and operating structure. These events have led to improved operating profitability and should continue to result in cost reductions, which will be reflected primarily in the form of reduced facility, materials, and employee expenses in the Company's operating results. It is expected that competitive pricing measures, increased expenses, and other factors will offset a portion of the savings expected to be achieved through the Company's cost reduction efforts.

     During 1996, the Company sold a total of six businesses in the Deluxe Direct segment and announced its plans to divest three others. As a result of management's decision to hold these three businesses for sale, and in accordance with generally accepted accounting principles, the Company recorded a pre tax goodwill impairment charge of $111.9 million to write the businesses down to their estimated fair values less costs to sell. Additionally, the Company recorded net pretax charges of $30.4 million during 1996 for restructuring, gains and losses on sales of businesses, and other reorganization costs. These charges are reflected through out the consolidated statement of income according to the nature of the charge, with $39.2 million in cost of sales expense, $24.6 million in selling, general, and administrative expense and a $33.4 million gain in other income. The December 31, 1996, balance sheet reflects a restructuring accrual of $29.1 million for employee severance costs and $3.8 million for estimated losses on asset dispositions. The majority of these severance costs are expected to be paid out in 1997 from cash generated from the Company's operations.

     During the fourth quarter of 1995, the Company announced that it was exiting its Printwise ink business, which is treated as discontinued operations in the financial statements presented in this report. Also during 1995, the Company recorded pretax charges of $62.5 million primarily related to exiting unprofitable businesses, eliminating certain products, and write-offs of non-performing assets. These costs are spread throughout the 1995 consolidated statement of income. Of the $62.5 million in charges, $16.6 million is included in cost of sales, $35.9 million in selling, general, and administrative expense, and $10 million in other expense.

     In 1994, a $10 million credit to a 1993 restructuring charge was recorded to selling, general, and administrative expense.

     The following table displays the Company's results of operations as reported, compared to results with the above mentioned charges excluded.


===========================================================================================================================
Results of operations - as reported and as adjusted to exclude strategic reorganization charges
---------------------------------------------------------------------------------------------------------------------------
                                                    1996                         1995                        1994
---------------------------------------------------------------------------------------------------------------------------
                                          Reported       Adjusted       Reported      Adjusted       Reported     Adjusted
---------------------------------------------------------------------------------------------------------------------------
Net sales                               $1,895,664     $1,895,664     $1,857,981    $1,857,981     $1,747,644   $1,747,644
Gross margin                               999,780      1,038,955        999,879     1,016,495        963,192      963,192
Selling, general, and administrative       728,828        704,223        737,050       701,194        631,660      641,660
Goodwill impairment charge                 111,900
Employee sharing                            71,943         71,943         79,045        79,045         81,701       81,701
Other net income (expense)                  31,656         (1,767)       (14,465)       (4,459)        (3,125)      (3,125)
Provision for income taxes                  53,302        105,000         74,885        98,600        102,453       98,470
Income from continuing operations       $   65,463     $  156,022     $   94,434    $  133,197     $  144,253   $  138,236
---------------------------------------------------------------------------------------------------------------------------


                                       14


======================================================================================================================
Percentage of revenue (not including strategic reorganization charges)         Percentage of dollar increase/(decrease)
----------------------------------------------------------------------------------------------------------------------
      1996         1995          1994                                                      1996 vs 1995   1995 vs 1994
----------------------------------------------------------------------------------------------------------------------
       100%         100%          100%    Net sales                                                   2%          6.3%
      54.8         54.7          55.1     Gross margin                                              2.2           5.5
      37.1         37.7          36.7     Selling, general, and administrative                       .4           9.3
       3.8          4.3           4.7     Employee sharing                                           (9)         (3.3)
        .1           .2            .2     Other expense (net)                                     (60.4)         42.7
       5.5          5.3           5.6     Provision for income taxes                                6.5            .1
       8.2          7.2           7.9     Income from continuing operations                        17.1          (3.6)
----------------------------------------------------------------------------------------------------------------------


RESULTS OF OPERATIONS - The table above sets forth, for the years indicated, the percentage relationship to revenue of certain items in the Company's consolidated statements of operations and the percentage dollar changes of such items in comparison to the prior year. This table does not include the strategic reorganization charges discussed above.

     For discussion purposes, segment results discussed below reflect results from continuing operations, excluding the above mentioned strategic reorganization charges.

NET SALES - Net sales for the Company increased 2% over 1995. Net sales for the Deluxe Financial Services segment increased 7.3% to $1,390.3 million in 1996. The majority of the increase came from increased sales of higher priced products in the financial institution check printing business and increased volume from direct mail offerings. Additionally, collection service revenue continued to increase due to acquisitions and management efforts to increase sales volume. The Deluxe Electronic Payment Systems segment experienced a sales increase of 4.3% to $129.9 million in 1996, mostly due to increased volumes in financial institution ATM processing. These sales increases were partially offset by a 14.2% decrease to $375.5 million for the Deluxe Direct segment. This decrease was the result of actions taken to increase the profitability of the segment, including sales of businesses within the segment, reduced catalog circulation, and the elimination of unprofitable product lines.

     In 1995, net sales for the Company increased 6.3% over 1994. Net sales for the Deluxe Financial Services segment increased 4% from 1994 to $1,295.7 million. Order counts for the financial institution check printing business remained flat, but continued competitive discounting resulted in a slight reduction of revenues. This decline was more than offset by growth in the segment's collection service business. Additionally, the Deluxe Electronic Payment Systems segment experienced a revenue increase of 25.8% to $124.5 million. Most of this growth was attributable to an international acquisition in August 1994. Finally, the Deluxe Direct segment recorded a revenue increase of 8.6% to $437.8 million in 1995. The majority of this growth was also the result of acquisitions. The growth was partially offset by lower catalog response rates for products in the segment's social expressions business.

GROSS MARGIN - Consolidated gross margin for the Company was 52.7% in 1996, compared to 53.8% and 55.1% in 1995 and 1994, respectively. The fluctuation over the three-year period was primarily due to the strategic reorganization charges discussed above. With the strategic reorganization charges excluded from the results, consolidated gross margin for the Company was 54.8% in 1996, compared to 54.7% and 55.1% in 1995 and 1994, respectively. The Deluxe Financial Services segment's gross margin increased to 60% in 1996 from 59.5% in 1995. Margin improvement from the financial institution check printing business was partially offset by declines in the collections business as a result of growth related costs. Margins for the Deluxe Electronic Payment Systems segment decreased to 15.9% in 1996 from 36% in 1995, due primarily to higher computer equipment rent expense, costs of infrastructure upgrades and software re-engineering, and higher telecommunication expense. Margins for the Deluxe Direct segment increased to 49% from 45.9% in 1995, due primarily to the sale of businesses with poorer margins, better cost containment and inventory management, and consolidation of products within the direct mail businesses.

     The Deluxe Financial Services segment's gross margin was 59.5% in 1995 and 1994. Margin improvements from the financial institution check printing business were offset by a decrease from the payment protection business, due to higher processing costs and expenditures related to database enhancements. Margin percentages for the Deluxe Electronic Payment Systems segment increased to 36% from 32.2%, due primarily to higher sales volume and acquisitions. Margins for the Deluxe Direct segment decreased to 45.9% from 47.2%, due to higher postage and paper costs and acquisitions of businesses that experienced lower margins than average for the segment.

SELLING, GENERAL, AND ADMINISTRATIVE - Selling, general, and administrative expenses for the Company decreased $8.2 million, or 1.1%, in 1996, primarily as a result of the 1995 strategic reorganization charges discussed above. With the strategic reorganization charges excluded, selling, general, and administrative expenses increased $3 million, or .4%, in 1996. The Deluxe Financial Services segment's expenses increased 8.6%, primarily in the financial institution check printing business, due to increased customer service call center volume and higher marketing expenditures for new products. The Deluxe Electronic Payment Systems segment's expenses decreased 4.6%, due to lower consulting expenses. The Deluxe Direct segment's expenses decreased 15%, mainly due to planned catalog circulation decreases by the segment's direct mail businesses.

     In 1995, selling, general, and administrative expenses for the Com pany increased $105.4 million, or 16.7%, in part as a result of the strategic reorganization charges discussed above. With these charges excluded, selling, general, and administrative expenses increased $59.5 million, or 9.3% from 1994. The Deluxe Financial Services segment's expenses increased 6%, due to growth in the segment's collection businesses. The Deluxe Electronic Payment Systems segment's expenses increased by 51.2%, due mainly to an international acquisition in August 1994 and increased salaries and consultant costs. The Deluxe Direct segment's expenses increased 10.5%, primarily due to acquisitions and costs associated with product development.

EMPLOYEE SHARING - A portion of employee sharing includes benefits paid to employees that are based on the Company's profitability. Other components fluctuate with the number of Company employees. The decrease to $71.9 million in 1996 from $79 million in 1995 and $81.7 million in 1994 resulted from a decrease in the Company's net income over this period.

OTHER INCOME (EXPENSE) - Other income for the Company was $31.7 million in 1996, compared to other expense of $14.5mil lion in 1995 and $3.1 million in 1994. These changes were primarily due to the strategic reorganization charges discussed above. With these charges removed, other expense was $1.8 million in 1996, compared to $4.5 million in 1995. The decrease is due primarily to lower interest expense as a result of decreased borrowings. In 1995, other net expense was $4.5 million, compared to $3.1 million in 1994. The increase is due primarily to higher interest expense from increased borrowings and decreases in interest income.

PROVISION FOR INCOME TAXES - The Company's effective tax rate in creased to 44.9% in 1996 and 44.2% in 1995 from 41.5% in 1994, due primarily to lower pretax income combined with an increasing base of non-deductible expenses consisting primarily of intangible amortization. Additionally, the 1996 rate increased due to the non-deductible goodwill impairment charge recorded by the Company. This was offset by tax benefits recognized for the sales of businesses and businesses held for sale.

NET INCOME - 1996 net income decreased to $65.5 million from $87 million in 1995. The primary reason for the decrease was the additional strategic reorganization charges discussed above. With the charges and their related tax effects removed, the Company had income from continuing operations of $156 million and $133.2 million in 1996 and 1995, respectively. This increase resulted from increased sales, lower interest expense, and cost savings gained from production efficiencies and the elimination of unprofitable product lines.

     1995 net income decreased to $87 million from $140.9 million in 1994, resulting primarily from the strategic reorganization charges of $62.5 million and increased losses from discontinued operations. With these charges removed from the results, income from continuing operations in 1995 was $133.2 million, compared to $138.2 million in 1994.

FINANCIAL CONDITION

LIQUIDITY - Cash provided by continuing operations was $290.6 million, compared to $214.6 million in 1995 and $199 million in 1994. Funds provided by operations are the Company's primary source of working capital for financing capital expenditures and paying dividends. The increase in 1996 over 1995 is due to better cash management and operating cost reductions. 1994 cash provided by operations was lower than 1996 and 1995, due primarily to cash expenditures related to the restructuring of the check printing business. Working capital was $108.1 million as of December 31, 1996, compared to $12.3 million and $130.4 million on that date in 1995 and 1994, respectively. The year-end current ratio for 1996 was 1.3 to 1, compared to 1 to 1 and 1.4 to 1 for 1995 and 1994, respectively. The increase over 1995 is primarily the result of cost savings and cash proceeds from the Company's strategic reorganization initiatives and from lower capital expenditures. 1995's working capital and current ratio decline from 1994 resulted primarily from acquisitions and lower profits. The Company anticipates that approximately $24.2 million of cash will be paid out in 1997 on 1996 restructuring accruals.

CAPITAL RESOURCES - In 1996, the Company made numerous business acquisitions and divestitures from which the Company derived $98.1 million in net cash proceeds. In 1995, the Company made one acquisition at a cost of $38.8 million. In 1994, the Company made several acquisitions at an aggregate cost of $53.8 million.

     Purchases of property, plant, and equipment required cash outlays of $92 million in 1996, compared to $125.1 million in 1995 and $126.2 million in 1994. The Company anticipates capital expenditures of approximately $130 million in 1997 for information technology upgrades and replacement and for expansion of the Company's capabilities to provide enhanced product offerings to its customers.

     The Company has uncommitted bank lines of credit of $190.3 million. At December 31, 1996, $17 million was outstanding at an interest rate of 6.5%. At December 31, 1995, $14.2 million was outstanding at an interest rate of 6.6%. The average amount drawn from these lines in 1996 was $14.5 million at a weighted average interest rate of 6.29%. Also, the Company has in place a $150 million committed line of credit as support for commercial paper and as a source of cash. The average amount of commercial paper outstanding in 1996 was $13.3 million at a weighted average interest rate of 5.63%. No commercial paper was outstanding as of December 31, 1996. As of December 31, 1995, $34.7 million of commercial paper was issued and outstanding at a weighted average interest rate of 6.09%. During the third quarter of 1995, the Company filed a shelf registration for a $300 million medium-term note program to be used for general corporate purposes, including working capital, repayment or repurchase of outstanding indebtedness and securities of the Company, capital expenditures, and possible acquisitions. As of December 31, 1996 and 1995, no such notes were issued or outstanding.

     Cash dividends totaled $122 million in 1996, compared to $122.1 million in 1995 and $120.5 million in 1994. The payout of earnings was 186.3% in 1996, 140.4% in 1995, and 85.5% in 1994. In December 1996, the Company's board of directors amended the Company's stock purchase plan to permit the repurchase of up to 10 million shares of Deluxe common stock. The board authorized the repurchase of up to 5 million shares under this plan.

OUTLOOK - The Company's declining profits over the past few years have required management to re-evaluate all aspects of the Company's business. The results of operations over these years and in the immediate future include significant actions intended to position the Company for profitable growth. In 1997, the Company expects to complete a program of divesting businesses that do not focus on providing products and services to the financial institution and retail markets. Additionally, the Company will continue its re-engineering efforts throughout the organization. This is expected to result in reduced costs and improved profitability. These changes have required, and may continue to require, charges to earnings as evidenced by the 1996 and 1995 pretax charges to continuing operations and the discontinuation of the Printwise ink business in 1995. While the Company may be required to record additional charges in the future, the Company expects the amount and degree of these charges to lessen as it completes its reorganization and begins to reap the financial and operational benefits of its efforts.


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

     The Company maintains internal accounting control systems that are adequate to provide reasonable assurance that the assets are safeguarded from material loss or unauthorized use. These systems produce records adequate for preparation of financial information. We believe the Company's systems are effective, and the costs of the systems do not exceed the benefits obtained.

     The audit committee of the board of directors has reviewed all financial data included in this report. The audit committee is composed entirely of outside directors and meets periodically with the internal auditors, management, and the independent public accountants on financial reporting matters. The independent public accountants have free access to meet with the audit committee, without the presence of management, to discuss their audit results and opinions on the quality of financial reporting.

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


/s/ J.A. Blanchard III
J.A. Blanchard III
Chairman, President, and
Chief Executive Officer



/s/ Charles M. Osborne
Charles M. Osborne
Senior Vice President and
Chief Financial Officer

February 10, 1997


ELEVEN-YEAR SUMMARY


===================================================================================================================
Years ended December 31 (dollars in thousands except per share amounts)
                                                         1996              1995             1994           1993
-------------------------------------------------------------------------------------------------------------------
Net sales                                             $1,895,664        $1,857,981       $1,747,644    $1,581,767
Salaries and wages                                       586,949           551,788          519,901       491,868
Employee profit sharing and pension plan expense          52,649            57,958           59,370        61,162
Employee bonus and stock purchase discount expense        19,294            21,087           22,331        20,215
Provision for income taxes                                53,302            74,885          102,453        94,052
Income from continuing operations                         65,463            94,434          144,253       141,861
   Return on sales                                         3.45%             5.08%            8.25%         8.97%
   Per share                                                 .80              1.15             1.75          1.71
   Return on average shareholders' equity                  8.77%            11.84%           17.86%        17.40%
   Return on average assets                                5.30%             7.40%           11.50%        11.57%
Net income                                                65,463            87,021          140,866       141,861
   Per share                                                 .80              1.06             1.71          1.71
Cash dividends paid                                      121,976           122,143          120,503       117,945
   Per share                                                1.48              1.48             1.46          1.42
Shareholders' equity                                     712,916           780,374          814,393       801,249
   Book value per share                                     8.69              9.47             9.89          9.66
Additions to machinery and equipment                      88,254            86,366           86,411        45,675
Additions to realty and leaseholds                         3,784            38,702           39,815        16,435
Depreciation and amortization expense                    106,636           103,303           85,906        72,320
Working capital increase (decrease)                       95,857          (118,116)         (94,086)     (162,387)
Total assets                                           1,176,440         1,295,095        1,256,272     1,251,994
Long-term debt                                           108,937           110,997          110,867       110,755
Average common shares outstanding (thousands)             82,311            82,420           82,400        82,936
Number of employees                                       19,643            19,286           18,839        17,748
Number of production and service facilities                   81                81               78            73
Facility area - square feet (thousands)                    4,721             5,084            4,830         4,623
===================================================================================================================



                        INCOME FROM CONTINUING OPERATIONS
                              (DOLLARS IN MILLIONS)

                               [BAR CHART OMITTED]




                     RETURN ON AVERAGE SHAREHOLDERS' EQUITY
                                    (PERCENT)

                               [BAR CHART OMITTED]




                            RETURN ON AVERAGE ASSETS
                                    (PERCENT)

                               [BAR CHART OMITTED]


                                       18



====================================================================================================================================
                                                      1992        1991         1990       1989        1988        1987       1986
------------------------------------------------------------------------------------------------------------------------------------
Net sales                                          $1,534,351  $1,474,482  $1,413,553  $1,315,828  $1,195,971   $948,010   $866,829
Salaries and wages                                    456,893     444,987     417,193     393,339     367,302    300,225    272,526
Employee profit sharing and pension plan expense       60,307      55,410      52,314      48,423      44,398     39,567     36,630
Employee bonus and stock purchase discount expense     25,494      22,417      20,598      17,876      13,698     13,686     12,702
Provision for income taxes                            121,999     112,591     110,345      93,691      83,288     88,137    101,891
Income from continuing operations                     202,784     182,902     172,161     152,631     143,354    148,512    121,109
   Return on sales                                     13.22%      12.40%      12.18%      11.60%      11.99%     15.67%     13.97%
   Per share                                             2.42        2.18        2.03        1.79        1.68       1.74       1.42
   Return on average shareholders' equity              25.70%      25.69%      26.36%      25.47%      27.08%     32.86%     31.57%
   Return on average assets                            17.64%      18.08%      19.44%      18.69%      17.35%     19.45%     20.50%
Net income                                            202,784     182,902     172,161     152,631     143,354    148,512    121,109
   Per share                                             2.42        2.18        2.03        1.79        1.68       1.74       1.42
Cash dividends paid                                   112,483     102,512      93,109      83,679      73,392     64,849     49,630
   Per share                                             1.34        1.22        1.10         .98         .86        .76        .58
Shareholders' equity                                  829,808     747,976     675,792     630,643     567,731    490,820    413,132
   Book value per share                                  9.90        8.91        8.04        7.40        6.65       5.77       4.85
Additions to machinery and equipment                   52,598      48,605      49,233      55,658      59,252     45,868     27,733
Additions to realty and leaseholds                     19,013      23,896      14,722      32,764      19,634     15,841      9,529
Depreciation and amortization expense                  66,615      75,976      74,050      67,340      59,846     45,462     32,079
Working capital increase (decrease)                    55,975     185,879      50,176      42,063      30,601   (121,582)   (23,066)
Total assets                                        1,199,556   1,099,059     923,902     847,002     786,110    866,270    660,969
Long-term debt                                        115,522     110,575      11,911      10,169      10,933     12,886     14,152
Average common shares outstanding (thousands)          83,861      84,005      84,638      85,346      85,255     85,242     85,487
Number of employees                                    17,400      17,563      17,174      16,948      16,628     15,346     13,502
Number of production and service facilities                85          82          81          79          77         74         70
Facility area - square feet (thousands)                 5,454       5,238       5,060       4,980       4,650      4,180      3,450
====================================================================================================================================




                              SHAREHOLDERS' EQUITY
                              (DOLLARS IN MILLIONS)

                               [BAR CHART OMITTED]





                                 WORKING CAPITAL
                              (DOLLARS IN MILLIONS)

                               [BAR CHART OMITTED]






                                  FACILITY AREA
                            (MILLIONS OF SQUARE FEET)

                               [BAR CHART OMITTED]


CONSOLIDATED BALANCE SHEETS


==============================================================================================
December 31 (dollars in thousands)                                    1996             1995
----------------------------------------------------------------------------------------------
CURRENT ASSETS
Cash and cash equivalents                                         $   142,571      $    13,668
Marketable securities                                                                    6,270
Trade accounts receivable                                             145,475          169,310
Inventories:
   Raw material                                                        20,194           22,475
   Semi-finished goods                                                 14,549           24,861
   Finished goods                                                      21,295           28,566
Supplies                                                               11,503           11,139
Deferred advertising                                                   14,222           20,017
Deferred income taxes                                                  31,413           35,926
Prepaid expenses and other current assets                              48,302           48,866
----------------------------------------------------------------------------------------------
   Total current assets                                               449,524          381,098
LONG-TERM INVESTMENTS                                                  59,138           48,147
PROPERTY, PLANT, AND EQUIPMENT
Land                                                                   42,563           43,632
Buildings and improvements                                            307,018          299,954
Machinery and equipment                                               553,955          578,922
Construction in progress                                                1,382           18,315
----------------------------------------------------------------------------------------------
   Total                                                              904,918          940,823
Less accumulated depreciation                                         458,060          446,665
----------------------------------------------------------------------------------------------
   Property, plant, and equipment - net                               446,858          494,158
INTANGIBLES
Cost in excess of net assets acquired - net                           139,593          301,289
Other intangible assets - net                                          81,327           70,403
----------------------------------------------------------------------------------------------
   Total intangibles                                                  220,920          371,692
----------------------------------------------------------------------------------------------
      Total assets                                                $ 1,176,440      $ 1,295,095
==============================================================================================
CURRENT LIABILITIES
Accounts payable                                                  $    63,810      $    75,644
Accrued liabilities:
   Wages, including vacation pay                                       56,471           51,549
   Employee profit sharing and pension                                 52,879           56,906
   Accrued rebates                                                     33,975           31,373
   Other                                                              110,625           95,675
Short-term debt                                                        17,011           48,962
Long-term debt due within one year                                      6,606            8,699
----------------------------------------------------------------------------------------------
      Total current liabilities                                       341,377          368,808
LONG-TERM DEBT                                                        108,937          110,997
DEFERRED INCOME TAXES                                                  13,210           34,916
SHAREHOLDERS' EQUITY
Common shares $1 par value (authorized: 500,000,000 shares;
   issued: 1996 - 82,056,203 shares 1995 - 82,364,378 shares)          82,056           82,364
Additional paid-in capital                                                               1,455
Retained earnings                                                     631,151          697,036
Unearned compensation                                                    (937)            (739)
Net unrealized loss - marketable securities                                               (242)
Cumulative translation adjustment                                         646              500
----------------------------------------------------------------------------------------------
    Shareholders' equity                                              712,916          780,374
----------------------------------------------------------------------------------------------
       Total liabilities and shareholders' equity                 $ 1,176,440      $ 1,295,095
==============================================================================================

See Notes to Consolidated Financial Statements



CONSOLIDATED STATEMENTS OF INCOME


======================================================================================================================
Years ended December 31 (dollars in thousands except per share amounts)      1996             1995              1994
----------------------------------------------------------------------------------------------------------------------
NET SALES                                                                $ 1,895,664      $ 1,857,981      $ 1,747,644
----------------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES
Cost of sales                                                                895,884          858,102          784,452
Selling, general, and administrative                                         728,828          737,050          631,660
Goodwill impairment charge                                                   111,900
Employee profit sharing and pension                                           52,649           57,958           59,370
Employee bonus and stock purchase discount                                    19,294           21,087           22,331
----------------------------------------------------------------------------------------------------------------------
   Total                                                                   1,808,555        1,674,197        1,497,813
----------------------------------------------------------------------------------------------------------------------
Income from operations                                                        87,109          183,784          249,831
OTHER INCOME (EXPENSE)
Other income (expense)                                                        42,305           (1,404)           6,608
Interest expense                                                             (10,649)         (13,061)          (9,733)
----------------------------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES                        118,765          169,319          246,706
----------------------------------------------------------------------------------------------------------------------
PROVISION FOR INCOME TAXES                                                    53,302           74,885          102,453
----------------------------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS                                             65,463           94,434          144,253
======================================================================================================================
DISCONTINUED OPERATIONS
   Loss from operations (net of income tax benefit of $2,146 in 1995
      and $2,432 in 1994)                                                                      (3,098)          (3,387)
   Loss on disposal (net of income tax benefit of $2,985)                                      (4,315)
----------------------------------------------------------------------------------------------------------------------
LOSS FROM DISCONTINUED OPERATIONS                                                              (7,413)          (3,387)
----------------------------------------------------------------------------------------------------------------------
NET INCOME                                                               $    65,463      $    87,021      $   140,866
======================================================================================================================
EARNINGS PER SHARE - Based on average shares outstanding
   Income from continuing operations                                     $       .80      $      1.15      $      1.75
   Loss from discontinued operations                                                             (.09)            (.04)
----------------------------------------------------------------------------------------------------------------------
NET INCOME PER SHARE                                                     $       .80      $      1.06      $      1.71
----------------------------------------------------------------------------------------------------------------------
CASH DIVIDENDS PER COMMON SHARE                                          $      1.48      $      1.48      $      1.46
======================================================================================================================

See Notes to Consolidated Financial Statements



CONSOLIDATED STATEMENTS OF CASH FLOWS


===============================================================================================================================
Years ended December 31 (dollars in thousands)                                             1996           1995           1994
-------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
NET INCOME                                                                              $  65,463      $  87,021      $ 140,866
Discontinued operations                                                                                    7,413          3,387
-------------------------------------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS                                                          65,463         94,434        144,253
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:
      Depreciation                                                                         66,269         69,027         59,367
      Amortization of intangibles                                                          40,367         34,276         26,539
      Goodwill impairment charge                                                          111,900
      Stock purchase discount                                                               7,478          8,185          8,369
      Net gain on sales of businesses                                                     (37,007)
      Deferred income taxes                                                               (20,690)        (9,201)         4,645
      Changes in assets and liabilities, net of effects from acquisitions, discontinued operations, and sales of businesses:
            Trade accounts receivable                                                      13,082        (24,949)       (13,430)
            Inventories                                                                    13,367         12,893        (17,226)
            Accounts payable                                                              (11,456)         6,631         12,096
            Other assets and liabilities                                                   41,870         23,346        (25,589)
-------------------------------------------------------------------------------------------------------------------------------
      Net cash provided by continuing operations                                          290,643        214,642        199,024
      Net cash provided by (used in) discontinued operations                                   60         (5,315)        (5,206)
-------------------------------------------------------------------------------------------------------------------------------
            Net cash provided by operating activities                                     290,703        209,327        193,818
-------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of marketable securities with maturities of more than 3 months                                                (13,115)
Proceeds from sales of marketable securities with maturities of more than 3 months          6,250         28,878         49,326
Net reductions of marketable securities with maturities of 3 months or less                               16,000         20,000
Purchases of long-term investments                                                                                       (5,000)
Purchases of property, plant, and equipment                                               (92,038)      (125,068)      (126,226)
Payments for acquisitions, net of cash acquired                                           (15,098)       (37,313)       (53,796)
Net proceeds from sales of businesses and discontinued operations, net of cash sold       112,913
Other                                                                                      11,488         (2,858)       (17,933)
-------------------------------------------------------------------------------------------------------------------------------
         Net cash provided by (used in) investing activities                               23,515       (120,361)      (146,744)
-------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Net (payments on) proceeds from short-term debt                                           (32,428)        36,312         11,219
Payments on long-term debt                                                                (10,934)        (8,918)        (8,230)
Payments to retire common stock                                                           (48,065)       (34,715)       (39,638)
Proceeds from issuing stock under employee plans                                           28,088         25,027         25,114
Cash dividends paid to shareholders                                                      (121,976)      (122,143)      (120,503)
-------------------------------------------------------------------------------------------------------------------------------
         Net cash used in financing activities                                           (185,315)      (104,437)      (132,038)
-------------------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                    $ 128,903      $ (15,471)     $ (84,964)
-------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                             13,668         29,139        114,103
-------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                                $ 142,571      $  13,668      $  29,139
===============================================================================================================================
Supplementary cash flow disclosure:
   Interest paid                                                                        $  12,001      $  12,519      $  10,446
   Income taxes paid                                                                       83,600         93,023         94,395
===============================================================================================================================

See Notes to Consolidated Financial Statements


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1.

SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION - The consolidated financial statements include the accounts of the Company and all wholly owned subsidiaries. All significant intercompany accounts, transactions, and profits have been eliminated.

CASH AND CASH EQUIVALENTS - The Company considers all cash on hand, money market funds, and other highly liquid investments with original maturities of three months or less to be cash and cash equivalents. The carrying amounts reported in the balance sheets for cash and cash equivalents approximate fair value.

MARKETABLE SECURITIES - Marketable securities consist of both debt and equity securities. They are classified as available for sale and carried at fair value, with the unrealized gains and losses, net of tax, reported as a separate component of shareholders' equity. Realized gains and losses and permanent declines in value are included in other income. The cost of securities sold is determined using the specific identification method.

INVENTORY - Inventory is stated at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method for substantially all inventory. LIFO inventories at December 31, 1996 and 1995, were approximately $11.6 million and $18.4 million, respectively, less than replacement cost.

PROPERTY, PLANT, AND EQUIPMENT - Property, plant, and equipment, including leasehold and other improvements that extend an asset's useful life or productive capabilities, are stated at historical cost. Buildings with 40-year lives and machinery and equipment with lives of five to 11 years are generally depreciated using accelerated methods. Leasehold and building improvements are depreciated on a straight-line basis over the estimated useful life of the property or the life of the lease, whichever is shorter.

INTANGIBLES - Intangibles are presented in the balance sheet net of accumulated amortization. Amortization expense is determined on the straight-line basis over periods of five to 30 years for cost in excess of net assets acquired (goodwill), and three to five years for other intangibles. Other intangibles consist primarily of purchased and internally developed software. Total intangibles at December 31 were as follows (dollars in thousands):



==========================================================================
                                                   1996           1995
--------------------------------------------------------------------------
Cost in excess of net assets acquired           $ 317,315      $ 363,756
Other intangible assets                           146,581        126,636
--------------------------------------------------------------------------
  Total                                         $ 463,896      $ 490,392
  Less goodwill impairment charge
     (see note 3)                                (111,900)
  Less other accumulated amortization            (131,076)       (118,700)
--------------------------------------------------------------------------
Intangibles - net                               $ 220,920      $ 371,692
==========================================================================


LONG-TERM INVESTMENTS - Long-term investments consist principally of cash surrender values of insurance contracts, investments with maturities in excess of one year, and notes receivable. Such investments are carried at cost or amortized cost which approximates their fair values.

IMPAIRMENT OF LONG-LIVED ASSETS - During 1995, the Company adopted the Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." Under the provisions of this statement, the Company has evaluated its long-lived assets for financial impairment, and will continue to evaluate them as events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable.

     The Company evaluates the recoverability of long-lived assets not held for sale by measuring the carrying amount of the assets against the estimated undiscounted future cash flows associated with them. At the time such evaluations indicate that the future undiscounted cash flows of certain long-lived assets are not sufficient to recover the carrying value of such assets, the assets are adjusted to their fair values. Based on these evaluations, there were no adjustments to the carrying value of long-lived assets in 1996 or 1995.

     The Company evaluates the recoverability of long-lived assets held for sale by comparing the asset's carrying amount with its fair value less cost to sell. In December 1996, the Company recorded a charge of $111.9 million as a result of its decision to dispose of businesses within its Deluxe Direct segment (see note 3).

INCOME TAXES - Deferred income taxes result from temporary differences between the financial reporting basis of assets and liabilities and their respective tax reporting bases. Future tax benefits are recognized to the extent that realization of such benefits is more likely than not.

ACCRUED REBATES - On occasion, the Company enters into contractual agreements with its customers for rebates on certain products it sells. The Company records these amounts as reductions to sales and accrues them on the balance sheet as incurred.

DEFERRED ADVERTISING - These costs consist of materials, production, postage, and design expenditures required to produce catalogs for the Company's direct mail businesses. Such costs are amortized over periods (generally less than 12 months) that correspond to the estimated revenue streams of the individual catalogs. The actual timing of these revenue streams may differ from these estimates. The total amount of deferred advertising costs charged to expense for 1996, 1995, and 1994 was $107.4 million, $126.3 million, and $130.5 million, respectively.

TRANSLATION ADJUSTMENT - The financial position and results of operations of the Company's international subsidiaries are measured using local currencies as the functional currencies. Assets and liabilities of these operations were translated at the exchange rate in effect at the balance sheet date. Income statement accounts were translated at the average exchange rate during the year. Translation adjustments arising from the use of differing exchange rates from period to period are included in the cumulative translation adjustment line in the shareholders' equity section of the balance sheet. Gains and losses that result from foreign currency transactions are included in earnings.

STOCK-BASED COMPENSATION - In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation," which was effective for the Company on January 1, 1996. The statement requires a fair value method of accounting for non-employee awards. It encourages (but does not require) this method of accounting for employee awards as well. The Company has elected not to change to the fair value method of accounting for stock-based compensation awarded to employees and will continue to account for such transactions in accordance with Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees" (see note 7).

RECLASSIFICATIONS - Certain prior years' amounts have been reclassified to conform to the 1996 presentation. These reclassifications did not affect net income or shareholders' equity.

USE OF ESTIMATES - The Company has prepared the accompanying financial statements in conformity with generally accepted accounting principles. In this process, it is necessary for management to make certain assumptions and related estimates affecting the amounts reported in the financial statements and attached notes. These estimates and assumptions are developed based upon all information available using management's best efforts. However, actual results can differ from assumed and estimated amounts.


NOTE 2.

RESTRUCTURING CHARGE

In the first quarter of 1996, the Company announced a plan to close an additional 21 of its financial institution check printing plants over a two-year period. These plant closings were made possible by advancements in the Company's telecommunications, order processing, and printing technologies. Upon the completion of this restructuring, the Company's 15 remaining plants will be equipped with sufficient capacity to produce at or above current order volumes. Also, during the first quarter of 1996, the Company announced a plan to move the operating and administrative facilities of one of its direct mail businesses from New Jersey to Colorado. In conjunction with these plans, the Company recorded a pretax charge of $45.4 million in 1996. The charge consisted of estimated costs for asset dispositions ($9 million) and employee severance ($36.4 million). This charge is reflected in cost of sales ($35.2 million) and selling, general, and administrative expense ($10.2 million) in the 1996 statement of income. As of December 31, 1996, seven of the 21 plants had been closed. At December 31, 1996, the remaining restructuring accrual, the majority of which is expected to be paid out in 1997, consisted of $29.1million for employee severance costs and $3.8 million for estimated losses on asset dispositions.

     During 1994, the Company substantially completed a 1993 restructuring plan which closed 16 underutilized check printing plants. The plan was completed without incurring certain costs that were included in the charge recorded in 1993. As a result, the Company recorded a $10 million credit in 1994 to reduce its restructuring accrual. This credit is included in selling, general, and administrative expenses on the 1994 statement of income.


NOTE 3.

GOODWILL IMPAIRMENT CHARGE

During December 1996, the Company announced its plans to divest three of the businesses in the Deluxe Direct segment - Nelco, Inc., PaperDirect, Inc., and the Social Expressions unit of Current, Inc. Based on fair market value estimates, the Company recorded a charge of $111.9 million to write down the carrying amounts of these businesses to estimated fair value less cost to sell. This charge is included in the Company's results from operations for the year ended December 31, 1996, as goodwill impairment charge. The Company will not depreciate or amortize any of the long-term assets of these businesses while they are held for disposal. The Company anticipates completing these divestiture efforts in 1997. At December 31, 1996, the remaining carrying amount of these businesses was $158.5 million. Together, these businesses recorded sales of $257.4 million, $304.6 million, and $313.2 million and contributed a net loss of $8.4 million, $34.6 million, and $5.2 million in 1996, 1995, and 1994, respectively, excluding the goodwill impairment charge in 1996.


NOTE 4.

BUSINESS COMBINATIONS

1996 DIVESTITURES - During 1996, as part of the overall reorganization process, the Company sold its Health Care Forms, T/Maker Company, Financial Alliance Processing Services, Inc., U.K. forms, and internal bank forms businesses. The aggregate sales price for these businesses was $133.3 million consisting of cash proceeds of $116.7 million and notes receivable of $16.6 million. The resultant aggregate net gain on these sales was $37 million. The consolidated financial statements of the Company include the results of these businesses through their individual sale dates. In aggregate, the financial statements of the Company include revenues from these businesses of $118.1 million, $133.2 million, and $89.9 million in 1996, 1995, and 1994, respectively. Also, they contributed net income of $2.6 million in 1996, and net losses of $9.3 million and $3.8 million in 1995 and 1994, respectively.

1996 ACQUISITIONS - During 1996, the Company purchased a number of businesses in the collections and database marketing fields. The aggregate amount paid for these acquisitions was $18.6 million. Additionally, under the purchase agreements, the Company may have to pay additional amounts up to $14.3 million contingent on the future net earnings of some of these acquired businesses.

     Each acquisition was accounted for using the purchase method. Accordingly, the consolidated financial statements of the Company include the results of these businesses subsequent to their purchase dates. The purchase price for each acquisition was allocated to the assets acquired and liabilities assumed based on their fair values at the time of purchase. The aggregate cost in excess of net assets acquired for these acquisitions was $16.5 million, which was recorded as goodwill and is being amortized over periods ranging from five to 25 years. The combined effect of these acquisitions did not have a material pro forma impact on the operations of the Company.

1996 JOINT VENTURE - During 1996, the Company entered into an agreement to form a joint venture with HCL Corporation of India. This venture will provide payment system products and services, as well as software services, to financial institutions both domestically and internationally. As of December 31, 1996, the joint venture had not yet commenced operations. Thus, it had no impact on the Company's 1996 results of operations.

1995 ACQUISITIONS - On January 10, 1995, the Company acquired all of the outstanding stock of Financial Alliance Processing Services, Inc., a provider of merchant credit card processing, for $38.8 million. The acquisition was accounted for under the purchase method. Accordingly, the purchase price was allocated to the assets acquired based on their fair values on the date of purchase. The total cost in excess of the fair value of the net assets acquired of $36.6 million was recorded as goodwill and was being amortized over a 10-year period. In December 1996, the Company sold all of its capital interest in Financial Alliance Processing Services, Inc. The effect of this acquisition and subsequent divestiture did not have a material pro forma impact on the Company's operations.

1994 ACQUISITIONS - During 1994, the Company acquired all of the outstanding stock of National Revenue Corporation, a collection services company; T/Maker Company, a developer and publisher of image content software; The Software Partnership Ltd. (subsequently renamed Deluxe Data International Ltd.), a United Kingdom-based developer of open systems architecture for large financial institutions; and the assets of Pacific Medsoft (subsequently integrated into Deluxe Health Care Forms), a developer of software for medical professionals. The aggregate paid for these acquisitions was $53.8 million. Each acquisition was accounted for using the purchase method. Accordingly, the consolidated financial statements of the Company include the results of these businesses subsequent to their purchase dates. Additionally, the purchase price for each acquisition was allocated to the assets acquired and liabilities assumed based on their fair values at the time of purchase. The aggregate cost in excess of net assets acquired for these acquisitions was $48.6 million, which was recorded as goodwill and is being amortized over periods ranging from 10 to 25 years. T/Maker Company and the assets acquired from Pacific Medsoft were sold during 1996. The combined effect of these acquisitions and divestitures did not have a material pro forma impact on the operations of the Company.


NOTE 5.

MARKETABLE SECURITIES

On December 31, 1996, the Company held no marketable securities. Debt securities held on this date of $73.3 million (included in cash and cash equivalents) are highly liquid and have experienced no material aggregate unrealized holding gain or loss as of December 31, 1996. On December 31, 1995, marketable securities available for sale consisted of debt securities with a cost of $21.3 million ($15 million was included in cash and cash equivalents). In aggregate, these securities had a fair value that was $.4 million less than cost.

     Proceeds from sales of marketable securities available for sale were $6.3 million in 1996 and $54.6 million and $73.3 million in 1995 and 1994, respectively. The Company realized net losses of $36,000 in 1996, and $1.1 million and $.5 million in 1995 and 1994, respectively, on these sales.


NOTE 6.

PROVISION FOR INCOME TAXES

The components of the provision for income taxes from continuing operations are as follows (dollars in thousands):

====================================================================
                                        1996       1995        1994
--------------------------------------------------------------------
Current tax provision:
  Federal                             $67,749    $71,884     $82,295
  State                                11,794     17,845      13,842
--------------------------------------------------------------------
     Total                             79,543     89,729      96,137
Deferred tax (benefit) provision:
  Federal                             (29,581)   (10,587)      5,428
  State                                 3,340     (4,257)        888
--------------------------------------------------------------------
     Total                            $53,302    $74,885    $102,453
====================================================================


     The Company's effective tax rate on pretax income from continuing operations differs from the U.S. Federal statutory tax rate of 35% as follows (dollars in thousands):


===============================================================
                                    1996      1995       1994
---------------------------------------------------------------
Income tax at Federal
  statutory rate                  $41,568   $59,262    $86,346
State income taxes net of
  Federal income tax benefit        9,837     8,832      9,574
Amortization and write-down of
  non-deductible intangibles       44,170     5,978      4,077
Recognition of excess of tax
  basis over book investment
  in subsidiaries sold and
  held for disposal               (45,430)
Change in valuation allowance       7,496     4,355      3,682
Other                              (4,339)   (3,542)    (1,226)
---------------------------------------------------------------
Provision for income taxes        $53,302   $74,885   $102,453
===============================================================


     Tax effected temporary differences which give rise to a significant portion of deferred tax assets and liabilities at December 31, 1996 and 1995, are as follows (dollars in thousands):


=====================================================================================
                                         1996                         1995
-------------------------------------------------------------------------------------
                            DEFERRED TAX   DEFERRED TAX   Deferred tax   Deferred tax
                                  ASSETS    LIABILITIES         assets    liabilities
-------------------------------------------------------------------------------------
Property, plant,
  and equipment                                 $26,879                       $33,889
Deferred advertising                              5,129                         6,188
Employee benefit
  plans                          $11,270                       $14,154
Inventory                          3,077                         9,278
Intangibles                                       9,284                         3,758
Foreign net operating
  loss carryforwards               8,059                         6,033
Excess of tax basis
  over book invest-
  ment in subsidiaries
  held for disposal              30,417
Restructuring accrual            12,898                          4,771
Miscellaneous
  reserves and
  accruals                        8,868                         12,293
All other                         8,490           7,390         12,003          4,420
-------------------------------------------------------------------------------------
Subtotal                         83,079          48,682         58,532         48,255
-------------------------------------------------------------------------------------
Valuation allowance             (16,194)                        (9,267)
-------------------------------------------------------------------------------------
Total deferred taxes            $66,885         $48,682        $49,265        $48,255
=====================================================================================


     In accordance with SFAS No. 109, "Accounting for Income Taxes," the Company does not recognize deferred tax assets for the excess of tax basis over the basis for financial reporting of investments in subsidiaries until it becomes apparent that these temporary differences will reverse in the foreseeable future. The tax benefit arising from the difference in tax and financial reporting bases in subsidiaries was recognized in 1996 for those subsidiaries sold during the year (see note 4). Additionally, in December 1996, the Company announced its intention to sell certain businesses within its Deluxe Direct segment. The deferred tax assets relating to the investments in these subsidiaries were reflected in the Company's financial statements at December 31, 1996, to the extent that realization of such benefits was more likely than not. The remainder of the valuation allowance at December 31, 1996 and 1995, relates to the uncertainty of realizing foreign deferred tax assets.


NOTE 7.

EMPLOYEE BENEFIT AND STOCK-
BASED COMPENSATION PLANS

As of December 31, 1996, the Company has two primary stock-based compensation plans under which a variety of stock-based awards may be granted to employees of the Company. The Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees," in its accounting for these plans. Accordingly, no compensation cost has been recognized for fixed stock options issued under the stock incentive plan. In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No.123, "Accounting for Stock-Based Compensation," which requires adoption of the disclosure provisions and the recognition and measurement provisions for non-employee transactions no later than fiscal year 1996. As permitted by the standard, the Company continues to account for its employee stock-based compensation under APB Opinion No. 25. The Company has determined that the effect of applying SFAS No.123's fair value recognition and measurement provisions to all its employee stock-based compensation would be insignificant to the Company's reported net income and earnings per share for the years ended December 31, 1996 and 1995. As such, the additional disclosures promulgated by the statement are not included in these notes.

STOCK PURCHASE PLAN - The Company has an employee stock purchase plan that enables eligible employees to purchase the Company's common stock at 75% of its fair market value on the first business day following each three-month purchase period. Compensation expense recognized for the difference between the employees' purchase price and the fair value of the stock was $7.5 million, $8.2 million, and $8.4 million in 1996, 1995, and 1994, respectively. Under the plan, 907,424, 1,121,153, and 1,152,687 shares were issued at prices ranging from $22.41 to $28.04, $20.07 to $24, and $19.60 to $26.35 in 1996, 1995, and 1994,
respectively.


STOCK INCENTIVE PLAN - Under the stock incentive plan, stock-based awards may be issued to employees via a broad range of methods, including non-qualified or incentive stock options, restricted stock and restricted stock units, stock appreciation rights, and other awards based on the value of the Company's common stock. The plan was amended in 1996 to reserve an aggregate of 7 million shares of common stock for issuance. Through 1996, the Company has issued non-vested, restricted shares, restricted stock units, performance stock units, and non-qualified and incentive stock options. All options allow for the purchase of common stock at prices equal to the market value at the date of grant. Options become exercisable in varying amounts beginning generally one year after the date of grant. Information regarding the options issued under the current plan, which was adopted in 1994, and the remaining options outstanding under the former plan adopted in 1984, is as follows:


=====================================================================
                                   1996         1995          1994
---------------------------------------------------------------------
Outstanding, January 1          2,147,573    2,212,149     1,567,140
Granted                           631,250      204,899       716,369
Exercised                        (144,039)     (44,566)       (7,865)
Canceled                         (496,225)    (224,909)      (63,495)
---------------------------------------------------------------------
Outstanding, December 31        2,138,559    2,147,573     2,212,149
---------------------------------------------------------------------
Exercisable, December 31        1,432,206    1,521,524     1,256,885
---------------------------------------------------------------------

     Options were granted at prices ranging from $30 to $39.125 per share in 1996, $27.375 to $30.75 per share in 1995, and $27.125 to $37.25 per share in
1994. Options were exercised in 1996, 1995, and 1994 at average prices of $30.71, $28.43, and $21.39, respectively. Options were outstanding at December 31, 1996, 1995, and 1994, at average prices per share of $33.92, $34.81, and
$35.04, respectively. At December 31, 1996, 5.6 million shares remain available for issuance under the plan.

PROFIT SHARING AND PENSION PLAN - The Company maintains profit sharing plans and a defined contribution pension plan to provide retirement for certain of its employees. The plans cover substantially all full-time employees with at least 15 months of service. Contributions are made solely by the Company to trustees, and benefits provided by the plans are paid from accumulated funds by the trustees. Contributions to the pension plan equal 6% of eligible compensation. Contributions to the profit sharing plans vary based on the Company's performance, but are limited to 15% of eligible compensation less the amount contributed to the pension plan. Pension expense for 1996, 1995, and 1994 was $19.9 million, $20.8 million, and $21.1 million, respectively.


NOTE 8.

POSTRETIREMENT BENEFITS

The Company provides certain health care benefits for a large number of its retired employees. Employees included in the plan may become eligible for such benefits if they attain the appropriate years of service and age while working for the Company. Effective January 1, 1994, cost sharing provisions of the plan were amended to require retirees to pay a larger portion of their medical insurance premiums.

     The following table summarizes the funded status of the plan at December 31 (dollars in thousands):


==============================================================
                                             1996       1995
--------------------------------------------------------------
Accumulated postretirement benefit obligation:
  Retirees                                 $46,645    $49,084
  Fully eligible plan participants              38         88
  Other active participants                 12,462     14,720
--------------------------------------------------------------
     Total                                  59,145     63,892
Less:
  Fair value of plan assets (debt and
     equity securities)                    51,828      44,702
  Unrecognized prior service cost           1,891       3,718
  Unrecognized net (gain) loss             (3,309)          3
  Unrecognized transition obligation       10,872      19,386
--------------------------------------------------------------
Portion of postretirement benefit cost
  accrued in the balance sheet            $(2,137)   $(3,917)
==============================================================

     Net postretirement benefit cost for the year ended December 31 consisted of the following components (in thousands):


========================================================================
                                             1996        1995      1994
------------------------------------------------------------------------
Service cost-benefits earned
  during the year                          $   899    $   474    $   785
Interest cost on the accumulated
  postretirement benefit obligation          4,416      4,392      4,219
Actual (return) loss on plan assets         (7,126)    (9,897)       402
Amortization of transition obligation        1,025      1,140      1,140
Net amortization and deferral of
  gains and losses                           3,194      6,604     (3,559)
------------------------------------------------------------------------
  Net postretirement benefit cost            2,408      2,713      2,987
  Curtailment loss                           3,019
========================================================================
  Total postretirement benefit cost        $ 5,427    $ 2,713    $ 2,987
========================================================================

     As a result of the 1996 plan to close 21 financial institution check printing plants (see note 2), as well as the sale of the Company's Health Care Forms and internal bank forms businesses in 1996 (see note 4), the Company recognized a postretirement benefit curtailment loss of $3 million in 1996.


     In measuring the accumulated postretirement benefit obligation as of December 31, 1996, the Company's health care inflation rate for 1997 was assumed to be 10% for employees enrolled in an indemnity plan and 8.5% for employees enrolled in health maintenance organizations. Inflation rates for both plans are assumed to trend downward gradually over the next eight years to 5% for the years 2004 and beyond. A one percentage point increase in the health care inflation rate for each year would increase the accumulated postretirement benefit obligation by approximately $7.8 million, and the service and interest cost components of the net postretirement benefit cost by approximately $1 million. The discount rate used in determining the accumulated postretirement benefit obligation as of December 31, 1996 and 1995, was 7.25%. The expected long-term rate of return on plan assets used to determine the net periodic postretirement benefit cost was 9.5% in 1996 and 1995.


NOTE 9.

LEASE AND DEBT COMMITMENTS

Long-term debt was as follows at December 31 (dollars in thousands):


=====================================================================
                                                 1996          1995
---------------------------------------------------------------------
8.55% unsecured and unsubordinated notes
  due February 15, 2001                        $100,000      $100,000
Other                                            15,543        19,696
---------------------------------------------------------------------
  Total long-term debt                          115,543       119,696
  Less amount due within one year                 6,606         8,699
---------------------------------------------------------------------
     Total                                     $108,937      $110,997
=====================================================================


     In February 1991, the Company issued $100 million of 8.55% unsecured and unsubordinated notes due February 15, 2001. The notes are not redeemable prior to maturity. The fair values of these notes were estimated to be $107 million and $112 million at December 31, 1996 and 1995, respectively, based on quoted market prices.

     Other long-term debt consists principally of capital leases on equipment and payments due under non-compete agreements. The capital lease obligations bear interest rates of 5% to 18% and are due through the year 2011. Carrying value materially approximates fair value for these obligations.

     Maturities of long-term debt for the five years ending December 31, 2001, are $6.6 million, $5.2 million, $2.5 million, $.2 million, and $100 million, and $1 million thereafter.

     The Company has uncommitted lines of credit for $190.3 million. The average amount drawn on those lines during 1996 was $14.5 million at a weighted average interest rate of 6.29%. At December 31, 1996, $17 million was outstanding at an interest rate of 6.5%. At December 31, 1995, $14.2 million was outstanding at an interest rate of 6.6%. The Company also has in place a $150 million committed line of credit as support for commercial paper. As of December 31, 1995, $34.7 million of commercial paper was issued and outstanding at a weighted average interest rate of 6.09%. No commercial paper was outstanding at December 31, 1996. During the third quarter of 1995, the Company filed a shelf registration for a $300 million medium-term note program to be used for general corporate purposes. As of December 31, 1996 and 1995, no such notes were issued or outstanding.

     Minimum future rental payments for leased facilities and equipment for the five years ending December 31, 2001, are $29.2 million, $21.7 million, $13.6 million, $6.5 million, and $4.5 million, and $5.9 million thereafter. Rental expense was $40.4 million, $44.3 million, and $40.7 million for 1996, 1995, and 1994, respectively.


NOTE 10.

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


     Effective February 1997, the Company amended the above mentioned plan. The changes include an extension of the plan through January 31, 2007, an increase in the initial exercise price of the rights from $100 to $150 per share, and a decrease in the ownership threshold that triggers the exercisability of the rights for discounted securities to 15%. The amended plan also changes the redemption provisions applicable to the rights.


NOTE 11.

SHAREHOLDERS' EQUITY


====================================================================================================================================
(Dollars in thousands)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                           Unrealized
                                                                  Additional                                   change    Cumulative
                                                        Common       paid-in     Retained      Unearned    marketable   translation
                                                        shares       capital     earnings  compensation    securities    adjustment
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1993                             $82,549          $341    $ 719,046                                     $(687)
Net income                                                                        140,866
Cash dividends                                                                   (120,503)
Common stock issued                                      1,167        32,399
Common stock retired                                    (1,341)      (31,046)      (7,251)
Unearned compensation                                                                             $(149)
Unrealized fair value adjustments, net of taxes of $1,107                                                     $(2,054)
Translation adjustment                                                                                                        1,056
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994                              82,375         1,694      732,158          (149)       (2,054)         369
Net income                                                                         87,021
Cash dividends                                                                   (122,143)
Common stock issued                                      1,180        33,285
Common stock retired                                    (1,191)      (33,524)
Unearned compensation                                                                              (590)
Unrealized fair value adjustments, net of taxes of $977                                                         1,812
Translation adjustment                                                                                                          131
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995                              82,364         1,455      697,036          (739)         (242)          500
Net income                                                                         65,463
Cash dividends                                                                   (121,976)
Common stock issued                                      1,106        35,824
Common stock retired                                    (1,414)      (37,279)      (9,372)
Unearned compensation                                                                              (198)
Unrealized fair value adjustments, net of taxes of $130                                                           242
Translation adjustment                                                                                                          146
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                             $82,056      $      0    $ 631,151         $(937)       $    0          $646
===================================================================================================================================



NOTE 12.

BUSINESS SEGMENT INFORMATION

The Company has classified its operations into three business segments: Deluxe Financial Services, Deluxe Electronic Payment Systems, and Deluxe Direct. Deluxe Financial Services provides check printing, direct marketing, customer database management, and related services to financial institutions. It also provides checks directly to households and small businesses. It also provides payment protection and collections services to financial institutions and the retail market primarily in the United States. Deluxe Electronic Payment Systems provides debit transaction processing and other electronic banking functions in the United States and internationally. Deluxe Direct primarily sells greeting cards, stationery, health care and tax forms, and specialty paper products through direct mail to customers primarily in the United States. As a result of the Company's strategic reorganization process, the Company determined that the businesses in the Deluxe Direct segment do not fit into the Company's long-term plans. During 1996, a number of these businesses were sold and three more are expected to be sold in 1997.

     For the three years ended December 31, 1996, the Company's segment information is as follows. The costs of the Company's corporate operations have been allocated to each segment based on the services provided to them. Prior years' amounts have been restated to conform to the 1996 segment structure.


==============================================================================================================
                                         Deluxe Financial   Deluxe Electronic
1996 (dollars in thousands)                      Services     Payment Systems      Deluxe Direct         Total
--------------------------------------------------------------------------------------------------------------
Net sales                                      $1,390,259            $129,920           $375,485    $1,895,664
Income from operations                            251,621             (25,154)          (139,358)       87,109
Identifiable assets                               781,996             160,716            233,728     1,176,440
Depreciation and amortization                      56,860              21,638             28,138       106,636
Capital expenditures                               76,815               5,576              9,647        92,038
--------------------------------------------------------------------------------------------------------------
1995
Net sales                                      $1,295,697            $124,509           $437,775    $1,857,981
Income from operations                            257,330               1,778            (75,324)      183,784
Identifiable assets                               628,773             135,851            530,471     1,295,095
Depreciation and amortization                      53,606              18,291             31,406       103,303
Capital expenditures                               75,662              19,330             30,076       125,068
--------------------------------------------------------------------------------------------------------------
1994
Net sales                                      $1,245,552             $98,995           $403,097    $1,747,644
Income from operations                            267,942               2,309            (20,420)      249,831
Identifiable assets                               643,575             129,030            483,667     1,256,272
Depreciation and amortization                      47,987              16,592             21,327        85,906
Capital expenditures                               86,687               7,582             31,957       126,226
--------------------------------------------------------------------------------------------------------------


NOTE 13.

DISCONTINUED OPERATIONS

On November 29, 1995, the Company adopted a plan to exit the Printwise ink business. The Company disposed of substantially all the assets of the business in 1996. Accordingly, Printwise is reported as a discontinued operation for the years ended December 31, 1995 and 1994. Net assets of the discontinued operation at December 31, 1995, consisted primarily of property, plant, and equipment. The loss on the disposal of Printwise did not differ significantly from the estimated loss as of December 31, 1995. Summarized results of Printwise since inception are as follows.

===================================================================
YEARS ENDED DECEMBER 31 (dollars in thousands)     1995       1994
-------------------------------------------------------------------
Net sales                                        $1,124       $276
===================================================================
Loss from operations before income
  tax benefit                                    (5,244)    (5,819)
Income tax benefit                                2,146      2,432
-------------------------------------------------------------------
Loss from operations                             (3,098)    (3,387)
===================================================================
Loss on disposal before income tax benefit       (7,300)
Income tax benefit                                2,985
-------------------------------------------------------------------
Loss on disposal                                 (4,315)
===================================================================
Total loss on discontinued operations           $(7,413)   $(3,387)
===================================================================



INDEPENDENT AUDITORS' REPORT

To the Shareholders of Deluxe Corporation:

We have audited the accompanying consolidated balance sheets of Deluxe Corporation and its subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, such financial statements present fairly, in all material respects, the financial position of Deluxe Corporation and its subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


Deloitte & Touche LLP
Minneapolis, Minnesota

February 10, 1997





SUMMARIZED QUARTERLY FINANCIAL DATA (UNAUDITED)


===================================================================================================================================
  1996 QUARTER ENDED (dollars in thousands except per share amounts)       MARCH 31        JUNE 30   SEPTEMBER 30   DECEMBER 31
-----------------------------------------------------------------------------------------------------------------------------------
  Net sales                                                                $488,088       $466,580       $460,520      $480,476
  Cost of sales                                                             250,662        211,543        209,670       224,009
  Net income (loss)                                                          18,921(1)      38,056         33,524       (25,038)(1)
  Per share of common stock
     Net income (loss)                                                          .23            .46            .41          (.30)
     Cash dividends                                                             .37            .37            .37           .37
-----------------------------------------------------------------------------------------------------------------------------------



===================================================================================================================================
  1995 quarter ended (dollars in thousands except per share amounts)       March 31        June 30   September 30   December 31
-----------------------------------------------------------------------------------------------------------------------------------
  Net sales                                                                $465,388       $442,266       $449,203      $501,124
  Cost of sales                                                             209,783        200,729        202,099       245,491
  Income (loss) from continuing operations                                   34,552         30,742         30,258        (1,118)(2)
  Per share of common stock
     Continuing operations                                                      .42            .37            .37          (.01)
     Net income (loss)                                                          .41            .36            .36          (.07)
     Cash dividends                                                             .37            .37            .37           .37
-----------------------------------------------------------------------------------------------------------------------------------


(1) 1996 first and fourth quarter results include net pretax charges of $34.8 million and $107.5 million, respectively, related to production consolidation (see note 2), goodwill impairment (see note 3), gains and losses on sales of businesses (see note 4), postretirement benefit curtailment loss (see note 8), and write-offs of non-performing assets.

(2) 1995 fourth quarter results include pretax charges of $62.5 million, primarily related to costs associated with the elimination of product lines that were unprofitable or did not fit with the Company's long-term strategy and write-offs of non-performing assets.



                                       31




SHAREHOLDER INFORMATION

QUARTERLY STOCK DATA

The chart below shows the per-share price range of the Company's common stock for the past two fiscal years as quoted on the New York Stock Exchange.


                               STOCK PRICE RANGE
                                   (DOLLARS)

                               [BAR CHART OMITTED]



===============================================================
1996 QUARTER                         HIGH       LOW      CLOSE
---------------------------------------------------------------
  1st                               33 5/8     27        31 3/8
  2nd                               37 7/8     30 1/4    35 1/2
  3rd                               39 3/4     33        37 3/4
  4th                               39 3/8     29 3/4    32 3/4
---------------------------------------------------------------

===============================================================
1995 Quarter                         High       Low      Close
---------------------------------------------------------------
  1st                               29 1/8     26 1/8    28 1/2
  2nd                               33 5/8     28 7/8    33 1/8
  3rd                               33 7/8     30 1/4    33 1/8
  4th                               33 3/8     26 5/8    29
---------------------------------------------------------------


STOCK EXCHANGE

Deluxe Corporation common stock is traded on the New York Stock Exchange under the symbol DLX.


ANNUAL MEETING

The annual meeting of the shareholders of Deluxe Corporation will be held at 6:30 p.m. on Tuesday, May 6, 1997, at the Radisson Hotel, 11 East Kellogg Boulevard, St. Paul, Minnesota.


FORM 10-K AVAILABLE

A copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission by the Company, may be obtained without charge by calling 1-888-359-6397 (1-888-DLX-NEWS) or by sending a written request to Stuart Alexander, Deluxe Corporation, P.O. Box 64235, St. Paul, Minnesota 55164-0235.


SHAREHOLDER INQUIRIES

Please send requests for additional information to corporate headquarters to the attention of:
Stuart Alexander, Vice President
(612) 483-7358


STOCK OWNERSHIP AND RECORD KEEPING

Norwest Bank Minnesota N.A.
Stock Transfer Department
161 N. Concord Exchange
P.O. Box 64854
St. Paul, Minnesota 55164-0854
(800) 468-9716  (612) 450-4064
E-mail: shareowner@aol.com


EXECUTIVE OFFICES

Street address:
3680 Victoria St. N.
Shoreview, Minnesota 55126-2966

Mailing address:
P.O. Box 64235
St. Paul, Minnesota 55164-0235

(612) 483-7111

TOLL-FREE SHAREHOLDER INFORMATION LINE

You may dial 1-888-359-6397 (1-888-DLX-NEWS) to listen to the latest financial results, dividend news, and other information about Deluxe or to request copies of our annual report, 10-K, 10-Q, proxy statement, news releases, and financial presentation information.


PLANNED RELEASE DATES

Quarterly results: Monday, April 21, July 21, October 20, Wednesday, January 21, 1998.

Dividends are announced the second week of February, May, August, and November.


WEB SITE

Visit our Internet home page at: www.deluxe.com


FORWARD-LOOKING STATEMENTS

We use "forward-looking statements," as defined in the Private Securities Reform Act of 1995, in this year's annual report. These statements typically address management's present expectations about future performance and typically include wording such as "should result," "expect," "anticipate," "estimate," or similar expressions. Because of the unavoidable risks and uncertainties of predicting the future, Deluxe's actual results may vary from management's current expectations. These variations may be significant and may not always be positive. Additional information about factors that may affect our current estimates appears in our Form 10-K filed with the Securities and Exchange Commission on March 31, 1997. To obtain a copy, we encourage investors to call our shareholder information line (1-888-359-6397).



