Form 10-K405, Exhibit 13
period 1997-12-31
DELUXE CORP
filed 1998-03-31
CIK 27996

EXHIBIT 13.1


FINANCIAL
         HIGHLIGHTS


 (Dollars in thousands, except per share amounts)                                      1997           1996
----------------------------------------------------------------------------------------------------------
Net sales                                                                        $1,919,366     $1,979,627
Net income (1)                                                                       44,672         65,463
   Return on sales                                                                      2.3%           3.3%
   Per share - basic                                                                    .55            .80
   Per share - diluted                                                                  .55            .79
   Return on average shareholders' equity                                              6.8%           8.8%
Cash dividends per share                                                               1.48           1.48
Shareholders' equity                                                                610,248        712,916
Average common shares outstanding (thousands)                                        81,854         82,311
Number of shareholders                                                               16,897         19,495
Number of employees                                                                  18,937         19,643
----------------------------------------------------------------------------------------------------------


(1) Income from continuing operations and net income include reorganization and other special charges each year except 1992. Adjusted income from continuing operations excludes these charges and their tax effects. See Management's Discussion and Analysis on page 14.

[GRAPH]
NET SALES

[GRAPH]
INCOME FROM CONTINUING OPERATIONS(1)

[GRAPH]
ADJUSTED INCOME FROM CONTINUING OPERATIONS(1)

[GRAPH]
CASH FROM CONTINUING OPERATIONS

MANAGEMENT'S
         DISCUSSION AND ANALYSIS

INTRODUCTION

This discussion summarizes the significant factors that affected the consolidated operating results and financial condition of Deluxe Corporation during the three years ended December 31, 1997. During this period, the Company has undergone a significant transformation. It has reorganized to improve its profitability in its core and ongoing businesses and redefined its strategy to focus on information-based growth opportunities in the payment process. As part of its strategy, the Company is creating and providing its financial institution and retail customers with integrated products and services that can help them maximize their profit opportunities and manage their risks. As a result of its transformation, the Company has recorded significant consolidation, restructuring, and reorganization costs as well as gains and losses on sales of businesses, which together, have had a significant impact on the operating results and cash position of the Company. The following discussion considers these items separately when analyzing the Company's financial and operational progress and is based on the organization of the Company's businesses into three operating segments: Deluxe Financial Services, Deluxe Electronic Payment Systems, and Deluxe Direct. Deluxe Financial Services provides check printing, direct marketing, customer database management, and related services to financial institutions; checks directly to households and small businesses; and payment protection and collections services to financial institutions and the retail market primarily in the United States. Deluxe Electronic Payment Systems provides debit transaction processing and other electronic banking functions in the United States and internationally. Deluxe Direct primarily sells greeting cards, stationery, and specialty paper products through direct mail to customers principally in the United States.

OVERALL SUMMARY

In 1997, the Company's sales decreased 3.0% due primarily to strategic divestitures within the Deluxe Direct segment. Excluding the impact of lost revenue due to these divestitures, sales increased 3.5% over 1996 due to growth in the Deluxe Financial Services and Deluxe Electronic Payment Systems segments. 1997 income from continuing operations was $44.7 million, compared to $65.5 million and $94.4 million in 1996 and 1995, respectively. Basic earnings per share from continuing operations were $.55 in 1997, compared to $.80 in 1996 and $1.15 in 1995. Return on average assets was 3.8% for 1997, compared to 5.3% and 7.4% in 1996 and 1995, respectively. Return on average shareholders' equity was 6.8% in 1997 versus 8.8% in 1996 and 11.8% in 1995. These results included pretax reorganization and other special charges of $180 million in 1997, $142.3 million in 1996, and $62.5 million in 1995.

REORGANIZATION AND OTHER SPECIAL CHARGES

Over the last three years, the Company has engaged in a reorganization process involving an examination of the Company's lines of business, including each business' product offerings, short-term and long-term profitability, and strategic fit within the Company. This effort resulted in the consolidation of operating and administrative facilities, the elimination of products and businesses, and the restructuring of the Company's management and organization. The result is improved adjusted operating profitability and expected future cost reductions, which will be reflected primarily in the form of reduced facility, materials, and employee expenses in the Company's operating results. Competitive pricing pressures, other increased expenses, and other factors will offset some of the savings expected to be achieved through these cost reduction efforts.

   During 1996, the Company announced its plans to divest three businesses within its Deluxe Direct segment. One of these businesses was sold in 1997. The remaining two are expected to be sold in 1998. Additionally, in 1997, the Company determined that it will divest the international unit of its Deluxe Electronic Payment Systems segment. In 1997, the Company recorded a pretax impairment charge of $99 million to write these businesses down to their estimated fair values less costs to sell. Additionally, the Company recorded pretax charges of $81 million mostly related to production consolidation, legal proceedings, and other asset impairments. These charges are reflected throughout the 1997 consolidated statement of income according to the nature of the charge, with $82.9 million identified separately as goodwill impairment charge, $7.7 million in cost of sales expense, $39.6 million in selling, general, and administrative expense, and $49.8 million in other expense. As a result of these charges and previous consolidation charges, the December 31, 1997, consolidated balance sheet includes a restructuring accrual of $39.5 million for employee severance costs and $3.7 million for estimated losses on asset dispositions. The majority of these severance costs are expected to be paid out in 1998 and early 1999 from cash generated from the Company's operations. The December 31, 1997, consolidated balance sheet also reflects a long-term liability of $40 million for legal proceedings. During 1997, a judgment was entered against Deluxe Electronic Payment Systems, Inc. (DEPS), in U.S. District Court in Pittsburgh. The case was brought against DEPS by Mellon Bank in connection with a potential bid to provide electronic benefit transfer services for the Southern Alliance of States. The majority of this amount is expected to be paid in 1999 if the Company is unsuccessful in its attempt to seek reversal of this judgment.

   During 1996, as a result of the initial decision to sell the three businesses within the Deluxe Direct segment, the Company recorded a pretax goodwill impairment charge of $111.9 million to write them down to their estimated fair values less costs to sell at the time. Additionally, the Company recorded net pretax charges of $30.4 million during 1996 for restructuring, gains and losses on sales of businesses, and other reorganization costs. These charges are reflected throughout the 1996 consolidated statement of income according to the nature of the charge, with $39.2 million in cost of sales expense, $24.6 million in selling, general, and administrative expense, and a $33.4 million gain in other income.

   During the fourth quarter of 1995, the Company announced that it was exiting its Printwise ink business, which is treated as discontinued operations in the consolidated financial statements presented in this report. Also during 1995, the Company recorded pretax charges of $62.5 million for production consolidation and process improvements, exiting unprofitable businesses, eliminating certain products, and write-offs of non-performing assets. These costs are spread throughout the 1995 consolidated statement of income. Of the $62.5 million in charges, $16.6 million is included in cost of sales, $35.9 million in selling, general, and administrative expense, and $10 million in other expense.

   The following table displays the Company's results of operations as reported, compared to results with the above mentioned charges excluded (dollars in thousands).

RESULTS OF OPERATIONS - AS REPORTED AND AS ADJUSTED TO EXCLUDE REORGANIZATION AND OTHER SPECIAL CHARGES

                                          1997          1997          1996           1996          1995        1995
--------------------------------------------------------------------------------------------------------------------
                                      Reported      Adjusted      Reported       Adjusted      Reported     Adjusted
Net sales                           $1,919,366    $1,919,366    $1,979,627     $1,979,627    $1,936,719   $1,936,719
Gross margin                         1,036,179     1,043,918       996,183      1,035,357     1,001,132    1,017,748
Selling, general, and administrative   797,566       757,996       797,174        772,568       817,348      781,492
Goodwill impairment charge              82,893                     111,900
Other net income (expense)             (40,570)        9,201        31,656         (1,767)      (14,465)      (4,459)
Provision for income taxes              70,478       119,525        53,302        105,000        74,885       98,600
Income from continuing operations   $   44,672    $  175,598    $   65,463     $  156,022    $   94,434   $  133,197
====================================================================================================================


RESULTS OF OPERATIONS

The following table sets forth, for the years indicated, the percentage relationship to revenue of certain items in the Company's consolidated statements of income and the percentage dollar changes of such items compared to the prior year. This table contains the "adjusted" results of the Company to exclude the reorganization and other special charges discussed above.


PERCENTAGE OF REVENUE                                       PERCENTAGE OF DOLLAR INCREASE/(DECREASE)
(NOT INCLUDING REORGANIZATION AND
OTHER SPECIAL CHARGES)

   1997        1996         1995                                                    1997 VS 1996    1996 vs 1995
----------------------------------------------------------------------------------------------------------------
   100%        100%         100%               Net sales                                  (3%)           2.2%
   54.4        52.3         52.6               Gross margin                                .8            1.7
   39.5        39.0         40.4               Selling, general, and administrative      (1.9)          (1.1)
     .4         (.1)         (.2)              Other net income (expense)               620.7           60.4
    6.2         5.3          5.1               Provision for income taxes                13.8            6.5
    9.1         7.9          6.9               Income from continuing operations         12.5           17.1
-------------------------------------------------------------------------------------------------------------


   The segment results discussed below reflect results from continuing operations, excluding the above mentioned reorganization and other special charges.

NET SALES - Net sales for the Company in 1997 decreased 3.0% from 1996. Net sales for the Deluxe Financial Services segment increased 4.7% to $1,543.3 million in 1997. The majority of the increase came from higher collection service volume. Additionally, volume from both financial institution and direct mail check offerings increased. These increases were partially offset by competitive pricing pressures on financial institution check printing products. The Deluxe Electronic Payment Systems segment experienced a sales increase of 10.5% to $143.6 million in 1997, mostly due to increased volumes in financial institution ATM processing and electronic benefits transfer. These sales increases at the Deluxe Electronic Payment Systems and the Deluxe Financial Services segments were offset by a 38.1% decrease to $232.5 million at the Deluxe Direct segment. This decrease was the result of the continuation of actions initiated in 1996 to increase the profitability of the segment. Such actions included sales of businesses within the segment, reduced catalog circulation, and the elimination of unprofitable product lines. Additionally, response rates for the direct mail businesses declined from 1996. Excluding the impact of the lost revenues from divestitures, the Company's consolidated net sales increased 3.5% from 1996.

   In 1996, net sales for the Company increased 2.2% over 1995. Net sales for the Deluxe Financial Services segment increased 7.3% to $1,474.2 million. The majority of the increase came from increased sales of higher priced products in the financial institution check printing business and increased volume from direct mail checks. Additionally, collection service revenue increased due to acquisitions and increased sales volume. The Deluxe Electronic Payment Systems segment experienced a sales increase of 4.3% to $129.9 million in 1996, primarily due to increased volume in financial institution ATM processing. These sales increases were partially offset by a 14.2% decrease to $375.5 million for the Deluxe Direct segment. This decrease was the result of actions taken to increase the profitability of the segment, including sales of businesses, reduced catalog circulation, and the elimination of unprofitable product lines.

GROSS MARGIN - Consolidated gross margin for the Company was 54.0% in 1997, compared to 50.3% and 51.7% in 1996 and 1995, respectively. With the reorganization and other special charges excluded, consolidated gross margin for the Company was 54.4% in 1997, compared to 52.3% and 52.6% in 1996 and 1995, respectively. The Deluxe Financial Services segment's gross margin increased to 58.1% in 1997 from 56.7% in 1996. The competitive pricing pressures experienced by the financial institution check printing business were more than offset by improved product mix and production efficiencies within this business, as well as reduced employee benefits costs due to a revision of the employee benefits program. Gross margin for the Deluxe Electronic Payment Systems segment increased to 19.0% in 1997 from 15.2% in 1996, due primarily to decreased consulting expenses and other cost containment initiatives. The Deluxe Direct segment's gross margin increased to 51.8% from 48.0% in 1996, due to better cost control and inventory management within the direct mail businesses and the sale of businesses with poorer margins.

   The Deluxe Financial Services segment's gross margin was flat at 56.7% in 1996 and 56.8% in 1995. The gross margin for the Deluxe Electronic Payment Systems segment decreased to 15.2% in 1996 from 34.6% in 1995, due primarily to higher computer equipment rent expense, costs of infrastructure upgrades and software re-engineering, and higher telecommunication expense. Gross margin for the Deluxe Direct segment increased to 48.0% from 44.3% in 1995, due primarily to the sale of businesses with poorer margins, better cost containment and inventory management, and consolidation of products within the direct mail businesses.

SELLING, GENERAL, AND ADMINISTRATIVE - Selling, general, and administrative (SG&A) expenses for the Company were flat in 1997 compared to 1996. With the reorganization and other special charges discussed above excluded, SG&A expenses decreased $14.6 million, or 1.9%, in 1997. The Deluxe Financial Services segment's SG&A expenses increased 8.7% due primarily to financial institution check printing SG&A, which increased due to higher customer service call center volume and duplicate costs from maintaining an old customer service system as a new system was implemented. Although customer service call volume increased on an annual basis, call volume did decrease in the fourth quarter of 1997 as compared to the fourth quarter of 1996. During this time, the Company began charging customers for orders placed via telephone as opposed to electronic channels. Additionally, SG&A expenses increased within the collections, direct marketing and customer database management businesses as a result of growth. The Deluxe Electronic Payment Systems segment's SG&A expenses increased 10.4% due to legal expenses and human resources initiatives. The Deluxe Direct segment's SG&A expenses decreased 34.2% mainly due to the cessation of depreciation and amortization of the assets of the businesses held for sale, as well as reduced catalog costs due to simplified catalog designs and lower paper costs.

   In 1996, SG&A expenses for the Company decreased $20.2 million, or 2.5%. With the reorganization and other special charges discussed above excluded, SG&A expenses decreased $8.9 million, or 1.1%, in 1996. The Deluxe Financial Services segment's SG&A expenses increased 5.4%, primarily in the financial institution check printing business, due to increased customer service call center volume and higher marketing expenditures for new products. The Deluxe Electronic Payment Systems segment's SG&A expenses decreased 8.0% due to lower consulting expenses. The Deluxe Direct segment's SG&A expenses decreased 14.8%, mainly due to planned catalog circulation decreases by the segment's direct mail businesses.

OTHER INCOME (EXPENSE) - Other expense for the Company was $40.6 million in 1997, compared to other income of $31.7 million in 1996 and other expense of $14.5 million in 1995. These changes were primarily due to the reorganization and other special charges discussed above. With these charges removed, other income was $9.2 million in 1997, compared to other expense of $1.8 million and $4.5 million in 1996 and 1995, respectively. The improvement in 1997 is due to gains realized from the sale of check printing facilities and increased investment earnings resulting from the investment of cash obtained through divestitures. The decrease in expense from 1995 to 1996 is due primarily to lower interest expense as a result of decreased borrowings.

PROVISION FOR INCOME TAXES - The Company's effective tax rate increased to 61.2% in 1997 from 44.9% in 1996 and 44.2% in 1995, due primarily to lower pretax income combined with an increasing base of non-deductible expenses consisting primarily of the non-deductible goodwill impairment charge recorded by the Company. In 1996, the effect of the goodwill impairment charge was offset by tax benefits recognized for the sales of businesses and businesses held for sale. With the effect of the reorganization and other special charges removed in each year, the Company's tax rate was 40.5%, 40.2%, and 42.5% in 1997, 1996, and 1995, respectively. The decrease in the 1996 rate from 1995 is due to an increase in adjusted pretax income, while the base of non-deductible expenses remained constant.

NET INCOME - 1997 net income decreased to $44.7 million from $65.5 million in 1996. The primary reason for the decrease was the higher amount of reorganization and other special charges discussed above. With the charges and their related tax effects removed, the Company's net income was $175.6 million and $156 million in 1997 and 1996, respectively.

   1996 net income decreased to $65.5 million from $87 million in 1995. The primary reason for the decrease was the higher amount of reorganization and other special charges discussed above. With the charges and their related tax effects removed, the Company had income from continuing operations of $156 million and $133.2 million in 1996 and 1995, respectively.

FINANCIAL CONDITION

LIQUIDITY - Cash provided by continuing operations was $294 million in 1997, compared to $290.6 million in 1996 and $214.6 million in 1995. Funds provided by operations are the Company's primary source of working capital for financing capital expenditures and paying dividends. The increase in 1997 over 1996 and 1995 was due to better cash management and improved profitability resulting from operating cost reductions. Working capital was $131.1 million as of December 31, 1997, compared to $108.1 million and $12.3 million on December 31, 1996 and 1995, respectively. The year-end current ratio for 1997 and 1996 was 1.3 to 1, compared to 1 to 1 for 1995. The increase over 1995 is primarily the result of cost savings from the Company's reorganization initiatives, cash proceeds from divestitures and lower capital expenditures. The Company anticipates that approximately $29.1 million of cash will be paid out in 1998 for restructuring charges, compared to $11.2 million in 1997.

CAPITAL RESOURCES - In 1997, the Company made one business acquisition and several divestitures from which the Company derived $1.1 million in net cash proceeds. In 1996, the Company made numerous business acquisitions and divestitures from which the Company derived $98.1 million in net cash proceeds. In 1995, the Company made one acquisition at a cost of $38.8 million.

   Cash purchases of capital assets were $109.5 million in 1997, compared to $92 million in 1996 and $125.1 million in 1995. The Company anticipates capital expenditures of approximately $150 million in 1998 mainly for information technology systems upgrades and replacement as well as for productivity improvements.

   The Company has uncommitted bank lines of credit for $170 million. The average amount drawn on those lines during 1997 was $3.1 million at a weighted average interest rate of 6.47%. There was no outstanding balance at December 31, 1997. At December 31, 1996, $17 million was outstanding at an interest rate of 6.5%. The Company also has in place a $150 million committed line of credit as support for commercial paper and as a source of cash. No commercial paper was outstanding at December 31, 1997 and 1996. Additionally, the Company has a shelf registration in place for the issuance of up to $300 million in medium-term notes. Such notes could be used for general corporate purposes, including working capital, capital expenditures, acquisitions, and repayment or repurchase of outstanding indebtedness and other securities of the Company. As of December 31, 1997 and 1996, no such notes were issued or outstanding.

   Cash dividends totaled $121.3 million in 1997, compared to $122 million in 1996 and $122.1 million in 1995. Dividend payments were 271.6% of earnings in 1997, 186.3% in 1996, and 140.4% in 1995. In December 1996, the Company's board of directors amended the Company's stock repurchase plan to permit the repurchase of up to 10 million shares of Deluxe common stock. The board also approved the repurchase of up to 5 million of the 10 million approved shares under this plan. The Company repurchased 1.7 million shares in 1997.

YEAR 2000 - In 1996, the Company initiated a companywide program to prepare its computer systems and applications for the year 2000. During 1997, the Company identified the systems affected, determined a resolution strategy for each affected system, and began executing these resolution strategies. The Company expects either to modify or upgrade existing systems or replace some systems through other development projects. The Company expects to incur expense of $17 million over the next two years, consisting of both internal staff costs and consulting expenses, as it continues to implement its resolution strategy.

   Because of the nature of the Company's business, the year 2000 issue would, if unaddressed, pose a significant business risk for the Company. The Company presently believes that with the planned modifications to existing systems and the replacement of other systems, the year 2000 compliance issue will be resolved in a timely manner and will not pose significant operational problems for the Company. Additionally, the Company has communicated with its suppliers and customers to determine their year 2000 readiness and the extent to which the Company is vulnerable to any third party year 2000 issues. However, there can be no guarantee that the systems of other companies upon which the Company's systems rely will be converted timely, or that a failure to convert by another company, or a conversion that is incompatible with the Company's systems, would not have a material adverse effect on the Company.

OUTLOOK - In 1998, the Company will continue its efforts to reduce costs and improve productivity throughout the organization. At the same time, the Company will continue to invest in major infrastructure improvements. The Company also expects to complete a divestiture program by selling the two remaining non-strategic businesses in the Deluxe Direct segment and the international operations of the Deluxe Electronic Payment Systems segment.

   With the major components of its reorganization nearing completion, the Company is now better positioned for growth. Its improved cash position, low debt, and available financing create the opportunity for the Company to enhance its products and services through internal developments and external alliances, partnerships, and acquisitions that are within its strategic focus.

   The Company's ongoing changes related to organizational improvements and growth opportunities may require additional charges to earnings. These charges, however, should lessen as the Company completes its reorganization and focuses on its growth opportunities.


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

   The Company maintains internal accounting control systems that are adequate to provide reasonable assurance that the assets are safeguarded from loss or unauthorized use. These systems produce records adequate for preparation of financial information. We believe the Company's systems are effective, and that the costs of the systems do not exceed the benefits obtained.

   The audit committee of the board of directors has reviewed the financial data included in this report. The audit committee is composed entirely of outside directors and meets periodically with the internal auditors, management, and the Company's independent auditors on financial reporting matters. The independent auditors have free access to meet with the audit committee, without the presence of management, to discuss their audit results and opinions on the quality of financial reporting.

   The role of independent auditors is to render an independent, professional opinion on management's consolidated financial statements to the extent required by generally accepted auditing standards.

   Deluxe recognizes its responsibility for conducting its affairs according to the highest standards of personal and corporate conduct. It has distributed to all employees a statement of its commitment to conducting all Company business in accordance with applicable legal requirements and the highest ethical standards.


/s/ J.A. Blanchard III          /s/ Thomas W. VanHimbergen


J.A. Blanchard III              Thomas W. VanHimbergen
Chairman, President, and        Senior Vice President and
Chief Executive Officer         Chief Financial Officer

January 26, 1998

SIX-YEAR
         SUMMARY


Years ended December 31 (dollars in
thousands, except per share amounts)            1997         1996           1995          1994         1993         1992
------------------------------------------------------------------------------------------------------------------------
Net sales                                 $1,919,366   $1,979,627     $1,936,719    $1,834,024   $1,666,302   $1,617,621
Salaries and wages                           572,035      586,949        551,788       519,901      491,868      456,893
Provision for income taxes                    70,478       53,302         74,885       102,453       94,052      121,999
Income from continuing operations (1)         44,672       65,463         94,434       144,253      141,861      202,784
  Return on sales                               2.33%        3.31%          4.88%         7.87%        8.51%       12.54%
  Per share - basic                              .55          .80           1.15          1.75         1.71         2.42
  Per share - diluted                            .55          .79           1.15          1.75         1.71         2.41
  Return on average shareholders' equity        6.75%        8.77%         11.84%        17.86%       17.40%       25.70%
  Return on average assets                      3.84%        5.30%          7.40%        11.50%       11.57%       17.64%
Net income (1)                                44,672       65,463         87,021       140,866      141,861      202,784
  Per share - basic                              .55          .80           1.06          1.71         1.71         2.42
  Per share - diluted                            .55          .79           1.06          1.71         1.71         2.41
Cash dividends per share                        1.48         1.48           1.48          1.46         1.42         1.34
Shareholders' equity                         610,248      712,916        780,374       814,393      801,249      829,808
Purchases of capital assets                  109,500       92,038        125,068       126,226       60,990       64,114
Depreciation and amortization expense         97,269      106,636        103,303        85,906       72,320       66,615
Working capital increase (decrease)           22,911       95,857       (118,116)      (94,086)    (162,387)      55,975
Total assets                               1,148,364    1,176,440      1,295,095     1,256,272    1,251,994    1,199,556
Long-term debt                               109,986      108,622        110,997       110,867      110,755      115,522
Debt to capital ratio                          15.98%       14.56%         15.75%        15.68%       16.02%       14.91%
Average common shares
 outstanding (thousands)                      81,854       82,311         82,420        82,400       82,936       83,861
Number of employees                           18,937       19,643         19,286        18,839       17,748       17,400
Number of production and service facilities       68           81             81            78           73           85
========================================================================================================================


(1) Income from continuing operations and net income include reorganization and other special charges each year except 1992. Adjusted income from continuing operations excludes these charges and their tax effects. See Management's Discussion and Analysis on page 14.

[GRAPH]
WORKING CAPITAL

[GRAPH]
INCOME FROM CONTINUING OPERATIONS PER SHARE - BASIC(1)

[GRAPH]
ADJUSTED INCOME FROMM CONTINUING OPERATIONS PER SHARE - BASIC(1)

CONSOLIDATED
         BALANCE SHEETS

December 31 (dollars in thousands)                                  1997                   1996
-----------------------------------------------------------------------------------------------
CURRENT ASSETS
Cash and cash equivalents                                     $  171,438             $  142,571
Marketable securities                                              8,021
Trade accounts receivable                                        151,201                145,475
Inventories:
    Raw material                                                  22,950                 20,194
    Semi-finished goods                                            9,132                 14,549
    Finished goods                                                23,768                 21,295
Supplies                                                          11,146                 11,503
Deferred advertising                                              15,763                 14,222
Deferred income taxes                                             50,345                 31,413
Prepaid expenses and other current assets                         48,849                 48,302
-----------------------------------------------------------------------------------------------
    Total current assets                                         512,613                449,524

LONG-TERM INVESTMENTS                                             52,910                 59,138
PROPERTY, PLANT, AND EQUIPMENT
Land                                                              38,832                 42,563
Buildings and improvements                                       288,270                307,018
Machinery and equipment                                          562,637                553,955
Construction in progress                                             346                  1,382
-----------------------------------------------------------------------------------------------
    Total                                                        890,085                904,918
Less accumulated depreciation                                    475,077                458,060
-----------------------------------------------------------------------------------------------
    Property, plant, and equipment - net                         415,008                446,858

INTANGIBLES
Cost in excess of net assets acquired - net                       54,435                139,593
Internal use software - net                                       74,584                 44,438
Other intangible assets - net                                     38,814                 36,889
-----------------------------------------------------------------------------------------------
    Total intangibles                                            167,833                220,920
-----------------------------------------------------------------------------------------------
        Total assets                                          $1,148,364             $1,176,440
===============================================================================================
CURRENT LIABILITIES
Accounts payable                                              $   73,516             $   63,810
Accrued liabilities:
    Wages, including vacation pay                                 62,513                 56,471
    Employee profit sharing and pension                           40,517                 52,879
    Accrued income taxes                                          31,960
    Accrued rebates                                               36,708                 33,975
    Other                                                        129,263                110,625
Short-term debt                                                                          17,011
Long-term debt due within one year                                 7,078                  6,606
-----------------------------------------------------------------------------------------------
        Total current liabilities                                381,555                341,377

LONG-TERM DEBT                                                   109,986                108,622

DEFERRED INCOME TAXES                                              6,040                 12,837

OTHER LONG-TERM LIABILITIES                                       40,535                    688

SHAREHOLDERS' EQUITY
 Common shares $1 par value (authorized: 500,000,000 shares;
issued: 1997 - 81,325,925 shares 1996 - 82,056,203 shares)        81,326                 82,056
Additional paid-in capital                                         4,758
Retained earnings                                                525,302                631,151
Unearned compensation                                               (649)                  (937)
Cumulative translation adjustment                                   (489)                   646
-----------------------------------------------------------------------------------------------
    Shareholders' equity                                         610,248                712,916
-----------------------------------------------------------------------------------------------
        Total liabilities and shareholders' equity            $1,148,364             $1,176,440
===============================================================================================


See Notes to Consolidated Financial Statements

CONSOLIDATED
         STATEMENTS OF INCOME


Years ended December 31 (dollars in thousands, except per share amounts)     1997            1996             1995
---------------------------------------------------------------------------------------------------------------------
     NET SALES                                                          $ 1,919,366      $ 1,979,627      $ 1,936,719
---------------------------------------------------------------------------------------------------------------------
     OPERATING EXPENSES
     Cost of sales                                                          883,187          983,444          935,587
     Selling, general, and administrative                                   797,566          797,174          817,348
     Goodwill impairment charge                                              82,893          111,900
---------------------------------------------------------------------------------------------------------------------
         Total                                                            1,763,646        1,892,518        1,752,935
---------------------------------------------------------------------------------------------------------------------
     Income from operations                                                 155,720           87,109          183,784

     OTHER INCOME (EXPENSE)
     Other income (expense)                                                 (31,748)          42,305           (1,404)
     Interest expense                                                        (8,822)         (10,649)         (13,061)
---------------------------------------------------------------------------------------------------------------------
     INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES                  115,150          118,765          169,319
---------------------------------------------------------------------------------------------------------------------
     PROVISION FOR INCOME TAXES                                              70,478           53,302           74,885
---------------------------------------------------------------------------------------------------------------------
     INCOME FROM CONTINUING OPERATIONS                                       44,672           65,463           94,434
=====================================================================================================================
     DISCONTINUED OPERATIONS
         Loss from operations (net of income tax benefit of $2,146)                                            (3,098)
         Loss on disposal (net of income tax benefit of $2,985)                                                (4,315)
---------------------------------------------------------------------------------------------------------------------
     LOSS FROM DISCONTINUED OPERATIONS                                                                         (7,413)
---------------------------------------------------------------------------------------------------------------------
     NET INCOME                                                         $    44,672      $    65,463      $    87,021
=====================================================================================================================
     BASIC EARNINGS PER SHARE
         Income from continuing operations                              $       .55      $       .80      $      1.15
         Loss from discontinued operations                                                                       (.09)
=====================================================================================================================
     NET INCOME PER SHARE - BASIC                                       $       .55      $       .80      $      1.06
=====================================================================================================================
     DILUTED EARNINGS PER SHARE
         Income from continuing operations                              $       .55      $       .79      $      1.15
         Loss from discontinued operations                                                                       (.09)
=====================================================================================================================
     NET INCOME PER SHARE - DILUTED                                     $       .55      $       .79      $      1.06
=====================================================================================================================
     CASH DIVIDENDS PER COMMON SHARE                                    $      1.48      $      1.48      $      1.48
=====================================================================================================================

See Notes to Consolidated Financial Statements

CONSOLIDATED
         STATEMENTS OF CASH FLOWS



Years ended December 31 (dollars in thousands)                                      1997              1996            1995
--------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES

NET INCOME                                                                    $   44,672        $   65,463      $   87,021
Discontinued operations                                                                                              7,413
--------------------------------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS                                                 44,672            65,463          94,434
Adjustments to reconcile income from continuing operations
  to net cash provided by operating activities:
         Depreciation                                                             68,816            66,269          69,027
         Amortization of intangibles                                              28,453            40,367          34,276
         Goodwill impairment charge                                               82,893           111,900
         Stock purchase discount                                                   6,654             7,478           8,185
         Net gain on sales of businesses                                            (866)          (37,007)
         Deferred income taxes                                                   (25,733)          (20,690)         (9,201)
         Changes in assets and liabilities, net of effects from acquisitions, discontinued operations, and sales of businesses:
                  Trade accounts receivable                                       (5,806)           13,082         (24,949)
                  Inventories                                                        266            13,367          12,893
                  Accounts payable                                                 9,678           (11,456)          6,631
                  Other assets and liabilities                                    84,979            41,870          23,346
--------------------------------------------------------------------------------------------------------------------------
         Net cash provided by continuing operations                              294,006           290,643         214,642
         Net cash provided by (used in) discontinued operations                    1,772                60          (5,315)
--------------------------------------------------------------------------------------------------------------------------
                  Net cash provided by operating activities                      295,778           290,703         209,327
--------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sales of marketable securities with maturities of more
  than 3 months                                                                                      6,250          28,878
Purchases of marketable securities with maturities of more than 3 months          (8,000)
Net reductions of marketable securities with maturities of 3 months or less                                         16,000
Purchases of capital assets                                                     (109,500)          (92,038)       (125,068)
Payments for acquisitions, net of cash acquired                                  (10,600)          (15,098)        (37,313)
Net proceeds from sales of businesses and discontinued operations,
  net of cash sold                                                                21,627           112,913
Other                                                                             17,111            11,488          (2,858)
--------------------------------------------------------------------------------------------------------------------------
                  Net cash (used in) provided by investing activities            (89,362)           23,515        (120,361)
--------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Net (payments on) proceeds from short-term debt                                  (16,783)          (32,428)         36,312
Payments on long-term debt                                                        (6,818)          (10,934)         (8,918)
Payments to retire common stock                                                  (56,281)          (48,065)        (34,715)
Proceeds from issuing stock under employee plans                                  23,654            28,088          25,027
Cash dividends paid to shareholders                                             (121,321)         (121,976)       (122,143)
--------------------------------------------------------------------------------------------------------------------------
                  Net cash used in financing activities                         (177,549)         (185,315)       (104,437)
--------------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                              28,867           128,903         (15,471)
--------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                   142,571            13,668          29,139
--------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                      $  171,438        $  142,571      $   13,668
==========================================================================================================================
Supplementary cash flow disclosure:
         Interest paid                                                        $   10,540        $   12,001      $   12,519
         Income taxes paid                                                    $   63,612        $   83,600      $   93,023
==========================================================================================================================


See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED
         FINANCIAL STATEMENTS

NOTE ONE
SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION - The consolidated financial statements include the accounts of the Company and all wholly owned subsidiaries. All significant intercompany accounts, transactions, and profits have been eliminated.

CASH AND CASH EQUIVALENTS - The Company considers all cash on hand, money market funds, and other highly liquid investments with original maturities of three months or less to be cash and cash equivalents. The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents approximate fair value.

MARKETABLE SECURITIES - Marketable securities consist of debt and equity securities. They are classified as available for sale and carried at fair value, with the unrealized gains and losses, net of tax, reported as a separate component of shareholders' equity. At December 31, 1997 and 1996, there were no unrealized gains or losses relating to the securities held on those dates. Realized gains and losses and permanent declines in value are included in other income. The cost of securities sold is determined using the specific identification method.

INVENTORY - Inventory is stated at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method for substantially all inventory. LIFO inventories at December 31, 1997 and 1996, were approximately $8.5 million and $11.6 million, respectively, less than replacement cost.

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

INTANGIBLES - Intangibles are presented in the consolidated balance sheets net of accumulated amortization. Amortization expense is determined on the straight-line basis over periods of five to 30 years for cost in excess of net assets acquired (goodwill), and three to 10 years for internal use software and other intangibles. Other intangibles consist primarily of software to be licensed. Total intangibles at December 31 were as follows (dollars in thousands):

                                                        1997          1996
---------------------------------------------------------------------------------------------------
Cost in excess of net assets acquired              $ 318,579     $ 317,315
Internal use software                                 94,826        57,358
Other intangible assets                              103,682        89,223
     Total                                         $ 517,087     $ 463,896
     Less goodwill impairment charge
       (see note 4)                                 (194,793)     (111,900)
     Less other accumulated amortization            (154,461)     (131,076)
Intangibles - net                                  $ 167,833     $ 220,920
---------------------------------------------------------------------------------------------------


LONG-TERM INVESTMENTS - Long-term investments consist principally of cash surrender values of insurance contracts, investments with maturities in excess of one year, and notes receivable. Such investments are carried at cost or amortized cost which approximates their fair values.

IMPAIRMENT OF LONG-LIVED ASSETS - The Company evaluates the recoverability of long-lived assets not held for sale by measuring the carrying amount of the assets against the estimated undiscounted future cash flows associated with them. At the time such evaluations indicate that the future undiscounted cash flows of certain long-lived assets are not sufficient to recover the carrying value of such assets, the assets are adjusted to their fair values. There were no material adjustments in 1997, 1996, or 1995 to the carrying value of long-lived assets to be held and used.

   The Company evaluates the recoverability of long-lived assets held for disposal by comparing the asset's carrying amount with its fair value less cost to sell. In keeping with this policy, the Company recorded a charge of $99 million in 1997 and $111.9 million in 1996 to write down businesses held for sale within its Deluxe Direct and Deluxe Electronic Payment Systems segments (see note 4).

INCOME TAXES - Deferred income taxes result from temporary differences between the financial reporting basis of assets and liabilities and their respective tax reporting bases. Future tax benefits are recognized to the extent that realization of such benefits is more likely than not.

ACCRUED REBATES - On occasion, the Company enters into contractual agreements with its customers for rebates on certain products it sells. The Company records these amounts as reductions to sales and accrues them on the consolidated balance sheets as incurred.

DEFERRED ADVERTISING - These costs consist of materials, production, postage, and design expenditures required to produce catalogs for the Company's direct mail businesses. Such costs are amortized over periods (generally less than 12 months) that correspond to the estimated revenue streams of the individual catalogs. The actual timing of these revenue streams may differ from these estimates. The total amount of deferred advertising amortization for 1997, 1996, and 1995 was $101.3 million, $107.4 million, and $126.3 million, respectively.

TRANSLATION ADJUSTMENT - The financial position and results of operations of the Company's international subsidiaries are measured using local currencies as the functional currencies. Assets and liabilities of these operations were translated at the exchange rate in effect at the balance sheet date. Income statement accounts were translated at the average exchange rate during the year. Translation adjustments arising from the use of differing exchange rates from period to period are included in the cumulative translation adjustment line in the shareholders' equity section of the consolidated balance sheets. Gains and losses that result from foreign currency transactions are included in earnings.

EMPLOYEE STOCK-BASED COMPENSATION - As permitted by Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," the Company continues to account for its employee stock-based compensation in accordance with Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation cost has been recognized for fixed stock options issued under the Company's stock incentive plan. The Company has adopted the disclosure-only provisions of SFAS No. 123 (see note 8).

RECLASSIFICATIONS - Effective October 1, 1997, the Company elected to reclassify certain expenses in its consolidated statements of income. As a result, net sales, cost of sales, and selling, general, and administrative expense have been restated for all prior periods to reflect these new classifications. The Company now reflects postage expense incurred by its financial institution check printing operations as cost of sales. Previously, this expense was included in net sales. The effect of this reclassification was to increase net sales and cost of sales expense by $92.9 million, $84 million, and $79.5 million for the years ended December 31, 1997, 1996, and 1995, respectively. The Company reclassified all of its employee profit sharing and pension expense and its employee bonus and stock purchase discount expense to cost of sales and selling, general, and administrative expense. The effect of this reclassification was to increase cost of sales by $26 million, $37.2 million, and $34.3 million and to increase selling, general, and administrative expense by $31.8 million, $34.8 million, and $45.2 million for the years ended December 31, 1997, 1996, and 1995, respectively. Additionally, certain other costs of the financial institution check printing operations have been reclassified. Costs of the order entry function and certain accounting and information services have been reclassified from cost of sales to selling, general, and administrative expense, and costs related to reprinting check orders have been reclassified from selling, general, and administrative expense to cost of sales. These reclassifications resulted in a decrease to cost of sales and an increase to selling, general, and administrative expense of $31.8 million, $31.5 million, and $36.2 million for the years ended December 31, 1997, 1996 and 1995, respectively. Finally, certain minor amounts reported in 1996 and 1995 have been reclassified to conform with the 1997 presentation. These changes had no significant impact on previously reported results of operations or shareholders' equity.

USE OF ESTIMATES - The Company has prepared the accompanying consolidated financial statements in conformity with generally accepted accounting principles. In this process, it is necessary for management to make certain assumptions and related estimates affecting the amounts reported in the consolidated financial statements and attached notes. These estimates and assumptions are developed based upon all information available using management's best efforts. However, actual results can differ from assumed and estimated amounts.

NEW ACCOUNTING PRONOUNCEMENTS - In June 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 130, "Reporting Comprehensive Income," which requires businesses to disclose comprehensive income and its components in their general purpose financial statements. This statement is effective for the Company on January 1, 1998. Also in June 1997, the FASB issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," which redefines how operating segments are determined and requires the disclosure of certain financial and descriptive information about these segments. This statement is effective for the Company on January 1, 1998. In February, 1998, the FASB issued SFAS No. 132, "Employers' Disclosures About Pensions and Other Postretirement Benefits," which revises the disclosure requirements for pensions and other postretirement benefits. This statement is effective for the Company on January 1, 1998. In March 1998, the Accounting Standards Executive Committee (AcSEC) of the American Institute of CPA's issued Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which provides guidance on accounting for the costs of internal-use computer software. This statement is effective for the Company on January 1, 1999. The Company anticipates that the effect of these pronouncements will not have a material impact on reported operating results.

NOTE TWO
EARNINGS PER SHARE

Effective December 1997, the Company adopted SFAS No. 128, "Earnings per Share." Earnings per share amounts presented for 1996 and 1995 have been restated to reflect this adoption. The following table reflects the calculation of basic and diluted earnings per share (dollars and shares outstanding in thousands, except per share amounts).

                                                                               1997            1996            1995
---------------------------------------------------------------------------------------------------------------------
Income from continuing operations per share - basic:
         Income from continuing operations                                  $44,672         $65,463         $94,434
         Weighted average shares outstanding                                 81,854          82,311          82,420
         Income from continuing operations per share - basic                $   .55         $   .80         $  1.15
=====================================================================================================================
Income from continuing operations per share - diluted:
         Income from continuing operations                                  $44,672         $65,463         $94,434
---------------------------------------------------------------------------------------------------------------------
         Weighted average shares outstanding                                 81,854          82,311          82,420
         Dilutive impact of options                                              92             121              40
         Shares contingently issuable                                            11               1               2
---------------------------------------------------------------------------------------------------------------------
         Weighted average shares and potential dilutive shares outstanding   81,957          82,433          82,462
---------------------------------------------------------------------------------------------------------------------
         Income from continuing operations per share - diluted              $   .55         $   .79         $  1.15
=====================================================================================================================


   During 1997, 1996, and 1995, respectively, options to purchase .7 million, .9 million, and 1.4 million shares of common stock were outstanding but were not included in the computation of diluted earnings per share. These options' exercise prices were greater than the average market price of the common shares during the respective periods.

   In January 1998, the Company awarded options to substantially all employees (excluding foreign employees and employees of businesses held for sale), allowing them to purchase 100 shares of common stock at an exercise price of $33 per share. Total options for the purchase of 1.7 million shares of common stock were issued under this program. Had these options been issued in previous years, the dilutive impact of options presented above may have differed.


NOTE THREE
RESTRUCTURING CHARGE

In the first quarter of 1996, the Company announced a plan to close 21 of its financial institution check printing plants over a two-year period. The plant closings were made possible by advancements in the Company's telecommunications, order processing, and printing technologies. Upon the completion of this restructuring, the Company's 15 remaining plants will be equipped with sufficient capacity to produce at or above current order volumes. Also, during the first quarter of 1996, the Company announced a plan to move the operating and administrative facilities of one of its direct mail businesses from New Jersey to Colorado. In conjunction with these plans, the Company recorded a pretax restructuring charge of $45.4 million in 1996. The charge consisted of estimated costs for asset dispositions ($9 million) and employee severance ($36.4 million). This charge is reflected in cost of sales ($35.2 million) and selling, general, and administrative expense ($10.2 million) in the 1996 consolidated statement of income. As of December 31, 1997, 18 of the 21 plants had been fully or partially closed. The remaining plants will be closed during 1998 and the first half of 1999.

   During the third quarter of 1997, the Company recorded pretax restructuring charges of $24.5 million. The restructuring charges include additional costs for closing the 21 plants discussed above and costs associated with the continued consolidation of the Company's core businesses. The additional charge for plant closing costs represents amounts which could not be recorded in 1996 because they did not meet the requirements for accrual in that year due to the timeframe over which the plant closing plan was expected to be completed. The restructuring charges consisted of employee severance costs of $21.6 million and $2.9 million for expected losses on the disposition of assets. Expenses of $7.7 million were included in cost of sales; $13.9 million was included in selling, general, and administrative expense, and $2.9 million was included in other expense in the 1997 consolidated statement of income.

   The Company's consolidated balance sheets reflect restructuring accruals of $39.5 million and $29.1 million as of December 31, 1997 and 1996, respectively, for employee severance costs, and $3.7 million and $3.8 million as of December 31, 1997 and 1996, respectively, for estimated losses on asset dispositions. The majority of the severance costs are expected to be paid in 1998 and early 1999 with cash generated from the Company's operations.


NOTE FOUR
IMPAIRMENT LOSSES

During December 1996, the Company announced its plans to divest three of the businesses in the Deluxe Direct segment - Nelco, Inc., PaperDirect, Inc., and the Social Expressions unit of Current, Inc. Based on fair market value estimates at that time, the Company recorded a $111.9 million charge to write down the carrying amounts of these businesses to estimated fair value less cost to sell. Additionally, in September 1997, the Company determined that it would dispose of the international operations of the Deluxe Electronic Payment Systems segment. Based on fair market value estimates of these international operations and changes in the fair market value of the PaperDirect and Social Expressions businesses, the Company recorded an additional charge of $99 million in 1997 to write down the carrying amounts of these businesses to estimated fair value less cost to sell. The 1997 charge is included in the 1997 consolidated statement of income in goodwill impairment charge ($82.9 million) and selling, general, and administrative expense ($16.1 million). The 1996 charge is reflected in goodwill impairment charge. The Company will not depreciate or amortize any of the long-term assets of these businesses while they are held for disposal. The Company anticipates completing these disposal efforts in 1998. At December 31, 1997 and 1996, the aggregate remaining carrying amount of businesses held for sale was $83 million and $158.5 million, respectively. Together, these businesses recorded sales of $243.2 million, $275.3 million, and $323.9 million and contributed a net loss of $4.2 million, $17.4 million, and $35.3 million in 1997, 1996, and 1995, respectively, excluding the impairment charges in 1997 and 1996.


NOTE FIVE
BUSINESS COMBINATIONS

1997 DIVESTITURES - During 1997, the Company sold substantially all of the assets of Nelco, Inc., the U.K. checks business, and a product line within the Company's Financial Services segment. The aggregate sales price for these businesses was $17.4 million, consisting of cash proceeds of $11.7 million and notes receivable of $5.7 million. The consolidated financial statements of the Company include the results of these businesses through their individual sale dates. In aggregate, the effect of these divestitures did not have a material impact on the operations of the Company.

1997 ACQUISITIONS - During 1997, the Company acquired substantially all of the assets of Fusion Marketing Group, Inc., for $10.6 million. Fusion provides customized database marketing services to financial institutions. Under the purchase agreement, the Company may have to pay additional amounts through the year 2000, contingent on the future earnings of the Fusion business. The acquisition was accounted for under the purchase method. Accordingly, the consolidated financial statements of the Company include the results of this business subsequent to its acquisition date. The purchase price was allocated to the assets acquired and liabilities assumed based on their fair values on the date of purchase. The total cost in excess of net assets acquired of $9.6 million was recorded as goodwill and is being amortized over 15 years. The effect of this acquisition was not material to the Company's operations.

1996 DIVESTITURES - During 1996, the Company sold its Health Care Forms, T/Maker Company, Financial Alliance Processing Services, Inc., U.K. forms, and internal bank forms businesses. The aggregate sales price for these businesses was $133.3 million consisting of cash proceeds of $116.7 million and notes receivable of $16.6 million. The resultant aggregate net gain on these sales was $37 million. The consolidated financial statements of the Company include the results of these businesses through their individual sale dates. In aggregate, the financial statements of the Company include revenues from these businesses of $118.1 million and $133.2 million in 1996 and 1995, respectively. Also, they contributed net income of $2.6 million in 1996 and net losses of $9.3 million in 1995.

1996 ACQUISITIONS - During 1996, the Company purchased a number of businesses in the payment protection and database marketing fields. The aggregate amount paid for these acquisitions was $18.6 million. Additionally, under the purchase agreements, the Company may have to pay additional amounts up to $14.3 million contingent on the future net earnings of some of the acquired businesses.

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

1996 JOINT VENTURE - During 1997, the Company completed its 1996 agreement to form a joint venture with HCL Corporation of India. This venture provides software development and other services to financial institutions in the United States and in certain foreign countries. The joint venture commenced operations in September 1997. The results of the joint venture did not have a material effect on the Company's operations in 1997.

1995 ACQUISITIONS - On January 10, 1995, the Company acquired all of the outstanding stock of Financial Alliance Processing Services, Inc., a provider of merchant credit card processing, for $38.8 million. The acquisition was accounted for under the purchase method. Accordingly, the purchase price was allocated to the net assets acquired based on their fair values on the date of purchase. The total cost in excess of the fair value of the net assets acquired of $36.6 million was recorded as goodwill and was being amortized over a 10-year period. In December 1996, the Company sold all of its capital interest in Financial Alliance Processing Services, Inc. The effect of this acquisition and subsequent divestiture did not have a material pro forma impact on the Company's operations.


NOTE SIX
MARKETABLE SECURITIES

On December 31, 1997, the Company held marketable securities of $8 million. In aggregate, the fair market value of these securities approximated cost. Debt securities (included in cash and cash equivalents) held on December 31, 1997 and 1996, of $129.7 million and $73.3 million, respectively, were highly liquid and had experienced no material aggregate unrealized holding gains or losses as of these dates.

   There were no sales of marketable securities in 1997. Proceeds from sales of marketable securities available for sale were $6.3 million and $54.6 million in 1996 and 1995, respectively. The Company realized net losses of $36,000 and $1.1 million in 1996 and 1995, respectively, on these sales.

NOTE SEVEN
PROVISION FOR INCOME TAXES

The components of the provision for income taxes from continuing operations are as follows (dollars in thousands):

                                                 1997              1996             1995
----------------------------------------------------------------------------------------
Current tax provision:
         Federal                             $ 84,392          $ 67,749          $71,884
         State                                 14,062            11,794           17,845
----------------------------------------------------------------------------------------
                Total                          98,454            79,543           89,729
Deferred tax (benefit) provision:
         Federal                              (23,876)          (29,581)         (10,587)
         State                                 (4,100)            3,340           (4,257)
----------------------------------------------------------------------------------------
                Total                        $ 70,478          $ 53,302          $74,885
========================================================================================


   The Company's effective tax rate on pretax income from continuing operations differs from the U.S. Federal statutory tax rate of 35% as follows (dollars in thousands):

                                                                  1997          1996          1995
----------------------------------------------------------------------------------------------------------------------
Income tax at Federal statutory rate                           $40,303      $ 41,568       $59,262
State income taxes net of Federal income tax benefit             6,442         9,837         8,832
Amortization and write-down of non-deductible intangibles       32,116        44,170         5,978
Recognition of excess of tax basis over book investment
  in subsidiaries sold and held for disposal                    (3,786)      (45,430)
Change in valuation allowance                                    1,024         7,496         4,355
Other                                                           (5,621)       (4,339)       (3,542)
----------------------------------------------------------------------------------------------------------------------
Provision for income taxes                                     $70,478      $ 53,302       $74,885
======================================================================================================================


   Tax effected temporary differences which give rise to a significant portion of deferred tax assets and liabilities at December 31, 1997 and 1996, are as follows (dollars in thousands):

                                                                   1997                                 1996
----------------------------------------------------------------------------------------------------------------------
                                                        Deferred             Deferred           Deferred      Deferred
                                                             tax                  tax                tax           tax
                                                          assets          liabilities             assets   liabilities
Property, plant, and equipment                                              $  21,412                       $26,879
Deferred advertising                                                            2,994                         5,129
Employee benefit plans                                 $  12,599                                $ 11,270
Inventory                                                  1,755                                   3,077
Intangibles                                                                    19,280                         9,284
Foreign net operating loss carry forwards                 10,447                                   8,059
Excess of tax basis over book investment in
  subsidiaries held for disposal                          34,203                                  30,417
Restructuring accrual                                     18,419                                  12,898
Reserve for legal proceedings                             13,991
Miscellaneous reserves and accruals                        7,213                                   8,868
All other                                                 13,638                7,111              8,490      7,017
----------------------------------------------------------------------------------------------------------------------
Subtotal                                                 112,265               50,797             83,079     48,309
Valuation allowance                                      (17,163)                                (16,194)
----------------------------------------------------------------------------------------------------------------------
Total deferred taxes                                   $  95,102              $50,797           $ 66,885    $48,309
======================================================================================================================


In accordance with SFAS No. 109, "Accounting for Income Taxes," the Company does not recognize deferred tax assets for the excess of tax basis over the basis for financial reporting of investments in subsidiaries until it becomes apparent that these temporary differences will reverse in the foreseeable future. The tax benefit arising from the difference in tax and financial reporting bases in subsidiaries was recognized in 1996 for those subsidiaries sold during the year (see note 5). Additionally, in December 1996, the Company announced its intention to sell certain businesses within its Deluxe Direct segment. The deferred tax assets relating to the investments in these subsidiaries were reflected in the Company's consolidated financial statements at December 31, 1997 and 1996, to the extent that realization of such benefits was more likely than not. The remainder of the valuation allowance at December 31, 1997 and 1996, relates to the uncertainty of realizing foreign deferred tax assets.

NOTE EIGHT
EMPLOYEE BENEFIT AND STOCK-BASED COMPENSATION PLANS

STOCK PURCHASE PLAN - The Company has an employee stock purchase plan that enables eligible employees to purchase the Company's common stock at 75% of its fair market value on the first business day following each three-month purchase period. Compensation expense recognized for the difference between the employees' purchase price and the fair value of the stock was $6.7 million, $7.5 million, and $8.2 million in 1997, 1996, and 1995, respectively. Under the plan, 840,143, 907,424, and 1,121,153 shares were issued at prices ranging from $22.88 to $24.75, $22.41 to $28.04, and $20.07 to $24.00 in 1997, 1996, and 1995,
respectively.

STOCK INCENTIVE PLAN - Under the stock incentive plan, stock-based awards may be issued to employees via a broad range of methods, including non-qualified or incentive stock options, restricted stock and restricted stock units, stock appreciation rights, and other awards based on the value of the Company's common stock. The plan was amended in 1996 to reserve an aggregate of 7 million shares of common stock for issuance under the plan. Through 1997, the Company has issued restricted shares and restricted stock units, and non-qualified and incentive stock options. At December 31, 1997, options for 4.9 million shares remain available for issuance under the plan.

   All options allow for the purchase of shares of common stock at prices equal to their market value at the date of grant. Options become exercisable in varying amounts beginning generally one year after the date of grant. Information regarding the options issued under the current plan, which was adopted in 1994, and the remaining options outstanding under the former plan adopted in 1984, is as follows:

                                                                      Weighted Average
                                              Number of Shares          Exercise Price
--------------------------------------------------------------------------------------
Outstanding at January 1, 1995                       2,212,149                  $35.04
Granted                                                204,899                   30.33
Exercised                                              (44,566)                  28.43
Canceled                                              (224,909)                  34.85
--------------------------------------------------------------------------------------
Outstanding at December 31, 1995                     2,147,573                  $34.81
Granted                                                631,250                   30.63
Exercised                                             (144,039)                  30.71
Canceled                                              (496,225)                  34.54
--------------------------------------------------------------------------------------
Outstanding at December 31, 1996                     2,138,559                  $33.92
Granted                                                808,400                   30.92
Exercised                                             (126,100)                  29.25
Canceled                                              (317,507)                  35.07
--------------------------------------------------------------------------------------
Outstanding at December 31, 1997                     2,503,352                  $33.04
======================================================================================


For options outstanding and exercisable at December 31, 1997, the exercise price ranges and average remaining lives were as follows:

                                              Options Outstanding                               Options Exercisable
                                ----------------------------------------------------      -------------------------------
                   Range of          Number      Weighted-Average   Weighted-Average           Number   Weighted-Average
            Exercise Prices     Outstanding        Remaining Life     Exercise Price      Exercisable     Exercise Price
-------------------------------------------------------------------------------------------------------------------------
          $24.25 to $35.125       1,869,297             7.5 years             $30.26          943,861             $29.82

          $35.50 to $45.875         634,055             5.0 years             $41.23          614,055             $41.30

                                  2,503,352             6.8 years             $33.04        1,557,916             $34.34
=========================================================================================================================


   The Company issued 72,581, 19,752, and 66,399 restricted shares and restricted stock units at weighted average fair values of $31.52, $35.25, and $30.22 during 1997, 1996, and 1995, respectively. These awards generally vest over periods ranging from one to five years.

   Pro forma information regarding net income and income per share has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rate of about 6%, dividend yield of approximately 4%, and expected volatility of 23%. The weighted-average expected option life was 7.17 years, 6.90 years, and 7.12 years for 1997, 1996, and 1995, respectively. The weighted-average fair value of options granted in 1997, 1996, and 1995 was $7.49, $6.86, and $6.99 per share, respectively. For purposes of pro forma disclosures, the estimated fair value of the options was recognized as expense over the options' vesting periods. The Company's pro forma net income and income per share were as follows (dollars in thousands, except per share amounts):

                                   1997         1996          1995
------------------------------------------------------------------
Net income:
   As reported                  $44,672      $65,463       $87,021
   Pro forma                     44,536       63,353        86,801
Basic net income per share:
   As reported                  $   .55      $   .80       $  1.06
   Pro forma                        .54          .77          1.05
Diluted net income per share:
   As reported                  $   .55      $   .79       $  1.06
   Pro forma                        .54          .77          1.05
==================================================================

   These pro forma calculations only include the effects of grants made subsequent to January 1, 1995. As such, these impacts are not necessarily indicative of the effects on reported net income of future years.

PROFIT SHARING, DEFINED CONTRIBUTION AND 401(k) PLANS - The Company maintains profit sharing plans, a defined contribution pension plan, and plans established under section 401(k) of the Internal Revenue Code to provide retirement for certain of its employees. The plans cover substantially all full-time employees with at least 15 months of service. Contributions to the profit sharing and defined contribution plans are made solely by the Company. Employees may contribute up to 5% of their wages to the 401(k) plan. The Company will match 100% of amounts up to 1% of wages contributed and 50% of the remaining funds contributed. All contributions are remitted to the plans' respective trustees, and benefits provided by the plans are paid from accumulated funds by the trustees.

   Contributions to the defined contribution plan equaled 6% of eligible compensation in 1997, 1996, and 1995. Related expense for these years was $18.6 million, $19.9 million, and $20.8 million, respectively. Contributions to the profit sharing plans vary based on the Company's performance. Expense for these plans was $25.6 million, $44.5 million, and $50.6 million in 1997, 1996, and 1995, respectively. The 401(k) plan was established on January 1, 1997. Company contributions to the 401(k) plan were $7 million in 1997.

NOTE NINE
POSTRETIREMENT BENEFITS

The Company provides certain health care benefits for a large number of its retired employees. Employees included in the plan may become eligible for such benefits if they attain the appropriate years of service and age while working for the Company. Certain retirees' medical insurance premiums are based on the amounts paid by active employees. Effective January 1, 1998, active employees' premiums were reduced, thus reducing the medical premiums required to be paid by these retirees. Additionally, for retirees who participate in the active employees' indemnity plans, their copayment amount was increased 5%. The plan was also amended to provide employees who are involuntarily terminated and who are qualified retirees at the time of termination with a bridge for retiree medical benefits if they are terminated prior to age 53.

   The following table summarizes the funded status of the plan at December 31 (dollars in thousands):

                                                                1997          1996
----------------------------------------------------------------------------------
Accumulated postretirement benefit obligation:
   Retirees                                                  $49,347       $46,645
   Fully eligible plan participants                               64            38
   Other active participants                                  16,772        12,462
----------------------------------------------------------------------------------
      Total                                                   66,183        59,145

Less:
   Fair value of plan assets (debt and equity securities)     60,203        51,828
   Unrecognized prior service cost                             1,621         1,891
   Unrecognized net gain                                      (2,364)       (3,309)
   Unrecognized transition obligation                         10,192        10,872
----------------------------------------------------------------------------------
Prepaid postretirement asset recognized in the
 consolidated balance sheets                                $ (3,469)     $ (2,137)
==================================================================================


   Net postretirement benefit cost for the year ended December 31 consisted of the following components (dollars in thousands):

                                                                          1997            1996            1995
--------------------------------------------------------------------------------------------------------------
Service cost - benefits earned during the year                       $     877        $    899         $   474
Interest cost on the accumulated postretirement
         benefit obligation                                              4,163           4,416           4,392
Actual return on plan assets                                           (11,133)         (7,126)         (9,897)
Amortization of transition obligation                                      680           1,025           1,140
Net amortization and deferral of gains and losses                        6,345           3,194           6,604
--------------------------------------------------------------------------------------------------------------
         Net postretirement benefit cost                                   932           2,408           2,713
         Curtailment loss                                                                3,019
==============================================================================================================
         Total postretirement benefit cost                           $     932         $ 5,427         $ 2,713
==============================================================================================================


   As a result of the 1996 plan to close 21 financial institution check printing plants (see note 3) and the sale of the Company's Health Care Forms and internal bank forms businesses in 1996 (see note 5), the Company recognized a postretirement benefit curtailment loss of $3 million in 1996.

   In measuring the accumulated postretirement benefit obligation as of December 31, 1997, the Company's health care inflation rate for 1998 was assumed to be 7%. Inflation rates are assumed to trend downward gradually over the next three years to 5% for the years 2000 and beyond. A one percentage point increase in the health care inflation rate for each year would increase the accumulated postretirement benefit obligation by approximately $9.7 million, and the service and interest cost components of the net postretirement benefit cost by approximately $.8 million. The discount rate used in determining the accumulated postretirement benefit obligation as of December 31, 1997 and 1996, was 7.25%. The expected long-term rate of return on plan assets used to determine the net periodic postretirement benefit cost was 9.5% in 1997 and 1996.

NOTE TEN
LEASE AND DEBT COMMITMENTS

Long-term debt was as follows at December 31 (dollars in thousands):

                                                                      1997                1996
----------------------------------------------------------------------------------------------
8.55% unsecured and unsubordinated notes
         due February 15, 2001                                    $100,000            $100,000
Other                                                               17,064              15,228
----------------------------------------------------------------------------------------------
         Total long-term debt                                      117,064             115,228
         Less amount due within one year                             7,078               6,606
----------------------------------------------------------------------------------------------
             Total                                                $109,986            $108,622
==============================================================================================


   In February 1991, the Company issued $100 million of 8.55% unsecured and unsubordinated notes due February 15, 2001. The notes are not redeemable prior to maturity. The fair values of these notes were estimated to be $106.7 million and $107 million at December 31, 1997 and 1996, respectively, based on quoted market prices.

   Other long-term debt consists principally of capital leases on equipment and payments due under non-compete agreements. The capital lease obligations bear interest rates of 4% to 21% and are due through the year 2012. Carrying value materially approximates fair value for these obligations.

   Maturities of long-term debt for the five years ending December 31, 2002, are $7.1 million, $7 million, $.9 million, $100.8 million, and $.7 million, and $.6 million thereafter.

   The Company has uncommitted bank lines of credit for $170 million. The average amount drawn on those lines during 1997 was $3.1 million at a weighted average interest rate of 6.47%. There was no outstanding balance at December 31, 1997. At December 31, 1996, $17 million was outstanding at an interest rate of 6.5%. The Company also has in place a $150 million committed line of credit as support for commercial paper and as a source of cash. No commercial paper was outstanding at December 31, 1997 and 1996. Additionally, the Company has a shelf registration in place for the issuance of up to $300 million in medium-term notes. Such notes could be used for general corporate purposes, including working capital, capital expenditures, possible acquisitions, and repayment or repurchase of outstanding indebtedness and other securities of the Company. As of December 31, 1997 and 1996, no such notes were issued or outstanding.

   Minimum future rental payments for leased facilities and equipment for the five years ending December 31, 2002, are $32.5 million, $26.1 million, $17.2 million, $8.8 million, and $4.9 million, and $4.4 million thereafter. Rental expense was $40.9 million, $40.4 million, and $44.3 million for 1997, 1996, and 1995, respectively.


NOTE ELEVEN
COMMON STOCK PURCHASE RIGHTS

On February 5, 1988, the Company declared a distribution to shareholders of record on February 22, 1988, of one common stock purchase right for each outstanding share of common stock. These rights were governed by the terms and conditions of a rights agreement entered into by the Company as of February 12, 1988. That agreement was amended and restated as of January 31, 1997 (Restated Agreement).

   Pursuant to the Restated Agreement, upon the occurrence of certain events, each right will entitle the holder to purchase one share of common stock at an exercise price of $150. In certain circumstances described in the Restated Agreement, if (i) any person becomes the beneficial owner of 15% or more of the Company's common stock, (ii) the Company is acquired in a merger or other business combination or (iii) upon the occurrence of other events, each right will entitle its holder to purchase a number of shares of common stock of the Company, or the acquirer or the surviving entity if the Company is not the surviving corporation in such a transaction. The number of shares purchasable will be equal to the exercise price of the right divided by 50% of the then-current market price of one share of common stock of the Company, or other surviving entity (i.e., at a 50% discount), subject to adjustments provided in the Restated Agreement. The rights expire January 31, 2007, and may be redeemed by the Company at a price of $.01 per right at any time prior to the occurrence of the circumstances described above.

NOTE TWELVE
SHAREHOLDERS' EQUITY

                                                                                               Unrealized
                                                      Additional                             gain (loss) on    Cumulative
                                       Common          paid-in     Retained     Unearned       marketable      translation
(Dollars in thousands)                 shares          capital     earnings   compensation     securities      adjustment
-------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994            $82,375        $   1,694    $ 732,158   $    (149)        $ (2,054)       $    369
Net income                                                           87,021
Cash dividends                                                     (122,143)
Common stock issued                     1,180           33,285
Common stock retired                   (1,191)         (33,524)
Unearned compensation                                                              (590)
Unrealized fair value adjustments,
  net of taxes of $977                                                                             1,812
Translation adjustment                                                                                               131
-------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995             82,364            1,455      697,036        (739)            (242)            500
Net income                                                           65,463
Cash dividends                                                     (121,976)
Common stock issued                     1,106           35,824
Common stock retired                   (1,414)         (37,279)      (9,372)
Unearned compensation                                                              (198)
Unrealized fair value adjustments,
  net of taxes of $130                                                                               242
Translation adjustment                                                                                               146
-------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996             82,056                0      631,151        (937)               0             646
Net income                                                           44,672
Cash dividends                                                     (121,321)
Common stock issued                       985           30,124
Common stock retired                   (1,715)         (25,366)     (29,200)
Unearned compensation                                                               288
Translation adjustment                                                                                            (1,135)
-------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997            $81,326        $   4,758    $ 525,302   $    (649)        $      0        $   (489)
=========================================================================================================================


NOTE THIRTEEN
BUSINESS SEGMENT INFORMATION

The Company has classified its operations into three business segments: Deluxe Financial Services, Deluxe Electronic Payment Systems, and Deluxe Direct. Deluxe Financial Services provides check printing, direct marketing, customer database management, and related services to financial institutions; checks directly to households and small businesses; and payment protection and collections services to financial institutions and the retail market primarily in the United States. Deluxe Electronic Payment Systems provides debit transaction processing and other electronic banking functions in the United States and internationally. Deluxe Direct primarily sells greeting cards, stationery, and specialty paper products through direct mail to customers principally in the United States. As a result of the Company's reorganization process, the Company determined that the businesses in the Deluxe Direct segment do not fit into the Company's long-term plans. During 1996 and 1997, a number of these businesses were sold and the remaining portions of this business segment are expected to be sold in 1998.

   For the three years ended December 31, 1997, the Company's segment information is as follows. The costs of the Company's corporate operations have been allocated to each segment based on the services provided to them. The restructuring charges (see note 3) and impairment losses (see note 4) recorded by the Company are reflected in the segment generating such charges.

                                      Deluxe Financial  Deluxe Electronic
1997 (dollars in thousands)               Services       Payment Systems    Deluxe Direct          Total
----------------------------------------------------------------------------------------------------------
Net sales                                $1,543,263          $143,561          $232,542         $1,919,366
Income (loss) from operations               275,918           (27,863)          (92,335)           155,720
Identifiable assets                         830,872           170,126           147,366          1,148,364
Depreciation and amortization                61,570            21,871            13,828             97,269
Capital expenditures                         85,827            16,194             7,479            109,500
----------------------------------------------------------------------------------------------------------
1996
Net sales                                $1,474,222          $129,920         $ 375,485         $1,979,627
Income (loss) from operations               251,621           (25,154)         (139,358)            87,109
Identifiable assets                         781,996           160,716           233,728          1,176,440
Depreciation and amortization                56,860            21,638            28,138            106,636
Capital expenditures                         76,815             5,576             9,647             92,038
----------------------------------------------------------------------------------------------------------
1995
Net sales                                $1,374,435          $124,509         $ 437,775         $1,936,719
Income (loss) from operations               257,330             1,778           (75,324)           183,784
Identifiable assets                         628,773           135,851           530,471          1,295,095
Depreciation and amortization                53,606            18,291            31,406            103,303
Capital expenditures                         75,662            19,330            30,076            125,068
----------------------------------------------------------------------------------------------------------


NOTE FOURTEEN
DISCONTINUED OPERATIONS

On November 29, 1995, the Company adopted a plan to exit the Printwise ink business. Accordingly, Printwise is reported as a discontinued operation for the year ended December 31, 1995. Net assets of the discontinued operation at December 31, 1995, consisted primarily of property, plant, and equipment. The Company disposed of substantially all the assets of the business in 1996. The loss on the disposal of Printwise did not differ significantly from the estimated loss as of December 31, 1995. Summarized results of Printwise for the year ended December 31, 1995, are as follows:


Year ended December 31 (dollars in thousands)             1995
--------------------------------------------------------------
Net sales                                              $ 1,124
--------------------------------------------------------------
Loss from operations before income tax benefit          (5,244)
Income tax benefit                                       2,146
--------------------------------------------------------------
Loss from operations                                    (3,098)
--------------------------------------------------------------
Loss on disposal before income tax benefit              (7,300)
Income tax benefit                                       2,985
--------------------------------------------------------------
Loss on disposal                                        (4,315)
--------------------------------------------------------------
Total loss on discontinued operations                  $(7,413)
==============================================================


NOTE FIFTEEN
LEGAL PROCEEDINGS

During 1997, a judgment was entered against Deluxe Electronic Payment Systems, Inc. (DEPS), in U.S. District Court in Pittsburgh. The case was brought against DEPS by Mellon Bank in connection with a potential bid to provide electronic benefits transfer services for the Southern Alliance of States. In September 1997, the Company recorded a pretax charge of $40 million to reserve for this judgment and other related costs. The Company has filed a notice of appeal from this judgment and has thus classified this obligation as other long-term liabilities in the December 31, 1997, consolidated balance sheet.

INDEPENDENT
         AUDITORS' REPORT

To the Shareholders of Deluxe Corporation:

We have audited the accompanying consolidated balance sheets of Deluxe Corporation and its subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income and cash flows for each of the three years in the period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Deluxe Corporation and its subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP
Minneapolis, Minnesota
January 26, 1998

SUMMARIZED QUARTERLY
         FINANCIAL DATA (UNAUDITED)

The following net sales and cost of sales data differs from that reported in the Company's quarterly financial statements as reported on Form 10-Q due to the financial statement reclassifications outlined in note 1. The following per share net income data differs from that reported in the Company's quarterly financial statements as reported on Form 10-Q due to the application of Statement of Financial Accounting Standards No. 128, "Earnings per Share."


1997 Quarter Ended                          MARCH 31          JUNE 30      SEPTEMBER 30       DECEMBER 31
---------------------------------------------------------------------------------------------------------
Net sales                                   $490,104         $463,750          $466,908          $498,604
Cost of sales                                227,195          214,854           222,516           218,622
Net income (loss)                             41,425           37,457           (67,515)(1)        33,305
Per share of common stock
         Net income (loss) - basic               .50              .46              (.82)              .41
         Net income (loss) - diluted             .50              .46              (.82)              .41
         Cash dividends                          .37              .37               .37               .37
---------------------------------------------------------------------------------------------------------

1996 Quarter Ended                          March 31          June 30      September 30       December 31
---------------------------------------------------------------------------------------------------------
Net sales                                   $508,289         $486,734          $482,199          $502,405
Cost of sales                                270,885          234,320           232,829           245,410
Net income (loss)                             18,921(2)        38,056            33,524           (25,038)(2)
Per share of common stock
         Net income (loss) - basic               .23              .46               .41              (.30)
         Net income (loss) - diluted             .23              .46               .41              (.30)
         Cash dividends                          .37              .37               .37               .37
---------------------------------------------------------------------------------------------------------


(1) 1997 third quarter results include a pretax charge of $180 million, related primarily to impaired assets (see note 4), production consolidation (see note
3), legal proceedings (see note 15), and other balance sheet adjustments.

(2) 1996 first and fourth quarter results include net pretax charges of $34.8 million and $107.5 million, respectively, related to production consolidation (see note 3), goodwill impairment (see note 4), gains and losses on sales of businesses (see note 5), postretirement benefit curtailment loss (see note 9), and write-offs of non-performing assets.

SHAREHOLDER
         INFORMATION

QUARTERLY STOCK DATA

The charts below show the per-share price range of the Company's common stock for the past two fiscal years as quoted on the New York Stock Exchange.

[GRAPH]

     1997 QUARTER            HIGH          LOW         CLOSE
----------------------------------------------------------------
     1st                       33 5/8       29 3/4        32 1/4

     2nd                      34 9/16       29 3/4        34 1/8

     3rd                       35 7/8       32 5/16       33 9/16

     4th                           37       31 1/4        34 1/2
----------------------------------------------------------------

     1996 QUARTER            HIGH          LOW         CLOSE
----------------------------------------------------------------

     1st                       33 5/8       27            31 3/8

     2nd                       37 7/8       30 1/4        35 1/2

     3rd                       39 3/4       33            37 3/4

     4th                       39 3/8       29 3/4        32 3/4
----------------------------------------------------------------

STOCK EXCHANGE

Deluxe Corporation common stock is traded on the New York Stock Exchange under the symbol DLX.

ANNUAL MEETING

The annual meeting of the shareholders of Deluxe Corporation will be held Tuesday, May 5, 1998, at The Donald E. Benson Great Hall, Bethel College, 3900 Bethel Drive, St. Paul, Minnesota at 5 p.m.

FORM 10-K AVAILABLE

A copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission by the Company, may be obtained without charge by calling 1-888-359-6397 (1-888-DLX-NEWS) or by sending a written request to Stuart Alexander, Deluxe Corporation, P.O. Box 64235, St. Paul, Minnesota 55164-0235.

SHAREHOLDER INQUIRIES

Requests for additional information should be sent to corporate headquarters to the attention of:
Stuart Alexander, Vice President
(612) 483-7358

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

PLANNED RELEASE DATES

Quarterly results: Thursday, April 23, July 23, October 22, Wednesday, January 27, 1999.

Dividends are announced the second week of February, May, August, and November.

WEB SITE

Visit our home page at www.deluxe.com

FORWARD-LOOKING STATEMENTS

We use "forward-looking statements," as defined in the Private Securities Reform Act of 1995, in this year's annual report. These statements typically address management's present expectations about future performance and typically include wording such as "should result," "expect," "anticipate," "estimate," or similar expressions. Because of the unavoidable risks and uncertainties of predicting the future, Deluxe's actual results may vary from management's current expectations. These variations may be significant and may not always be positive. Additional information about factors that may affect our current estimates appears in our Form 10-K filed with the Securities and Exchange Commission on March 31, 1998. To obtain a copy, we encourage investors to call our shareholder information line (1-888-359-6397).