Form 10-K, Exhibit 13
period 1998-12-31
DELUXE CORP
filed 1999-03-31
CIK 27996

EXHIBIT 13


                                                            FINANCIAL HIGHLIGHTS

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                                  1998             1997
--------------------------------------------------------------------------------------------------------
NET SALES                                                                   $1,931,796       $1,919,366
--------------------------------------------------------------------------------------------------------
NET INCOME(1)                                                                  145,408           44,672
                              --------------------------------------------------------------------------
                              Return on sales                                     7.53%            2.33%

                              Per share - basic                                   1.80              .55

                              Per share - diluted                                 1.80              .55

                              Return on average shareholders' equity             23.85%            6.75%
--------------------------------------------------------------------------------------------------------
CASH DIVIDENDS PER SHARE                                                          1.48             1.48
--------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY                                                           608,910          610,248
--------------------------------------------------------------------------------------------------------
AVERAGE COMMON SHARES
OUTSTANDING (THOUSANDS)                                                         80,648           81,854
--------------------------------------------------------------------------------------------------------
NUMBER OF SHAREHOLDERS                                                          15,805           16,897
--------------------------------------------------------------------------------------------------------
NUMBER OF EMPLOYEES                                                             15,296           18,937
--------------------------------------------------------------------------------------------------------

(1) NET INCOME INCLUDES REORGANIZATION AND OTHER SPECIAL CHARGES IN BOTH 1998 AND 1997. SEE MANAGEMENT'S DISCUSSION AND ANALYSIS ON PAGE 6.



NET SALES                                      CASH FROM OPERATIONS
(DOLLARS IN BILLIONS)                          (DOLLARS IN MILLIONS)

[BAR CHART]                                    [BAR CHART]

94      1.83                                   94      193.8
95      1.94                                   95      209.3
96      1.98                                   96      290.7
97      1.92                                   97      295.8
98      1.93                                   98      294.8



NET INCOME PER SHARE - BASIC                   NET INCOME
(DOLLARS)                                      (DOLLARS IN MILLIONS)

[BAR CHART]                                    [BAR CHART]

94      1.71                                   94      140.9
95      1.06                                   95       87.0
96       .80                                   96       65.5
97       .55                                   97       44.7
98      1.80                                   98      145.4

MANAGEMENT'S DISCUSSION AND ANALYSIS

INTRODUCTION
--------------------------------------------------------------------------------

This discussion summarizes the significant factors that affected the consolidated operating results and financial condition of Deluxe Corporation during the three years ended December 31, 1998. Over this period, the Company has undergone a significant transformation. First, the Company redefined its strategy to focus on information-based products and related services. As a result, the Company has divested many non-strategic businesses over the past three years and reorganized to improve the profitability of its ongoing businesses. The Company has also focused on reducing its cost structure. It closed the production functions at 21 plants under a 1996 plant closure plan. The front-end operations of three of the plants remain open and are expected to close in 1999. The Company has also undertaken widespread initiatives to reduce its selling, general and administrative (SG&A) expenses. Because of this transformation, the Company has recorded significant consolidation, restructuring and reorganization costs and gains and losses on sales of businesses, which together, have had a significant impact on the operating results and cash position of the Company. The following discussion considers these items separately when analyzing the Company's financial and operational progress and is based on the organization of the Company's businesses into six operating segments: Deluxe Paper Payment Systems, Deluxe Payment Protection Systems, Deluxe Electronic Payment Systems, Deluxe Direct Response, Deluxe Government Services and Deluxe Direct.
        Deluxe Paper Payment Systems provides check printing services to financial services companies and markets checks and business forms directly to households and small businesses. Deluxe Payment Protection Systems provides payment protection, collections and risk management services to financial institutions and retailers. Deluxe Electronic Payment Systems provides electronic funds transfer processing and software services to the financial and retail industries. Deluxe Direct Response, which was sold in 1998, provided direct marketing, customer database management and related services to the financial industry and other businesses. Deluxe Government Services provides electronic benefits transfer services to state governments. Deluxe Direct, which was sold in 1998, primarily sold greeting cards, stationery and specialty paper products through direct mail. All segments operate primarily in the United States. Deluxe Electronic Payment Systems also has international operations. In analyzing the results of the segments, corporate expenses are allocated to the segments as a fixed percentage of segment revenues. This allocation includes expenses for support functions such as human resources, information services and finance. Charges for certain corporate liabilities are not allocated to the segments.

OVERALL SUMMARY
--------------------------------------------------------------------------------

In 1998, the Company's sales increased .6%. Revenues lost due to divestitures were more than offset by growth in Deluxe Payment Protection Systems, Deluxe Electronic Payment Systems and Deluxe Government Services. 1998 net income was $145.4 million, compared to $44.7 million in 1997 and $65.5 million in 1996. Basic earnings per share were $1.80 in 1998, compared to $.55 in 1997 and $.80 in 1996. Return on average assets was 12.4% for 1998, compared to 3.8% in 1997 and 5.3% in 1996. Return on average shareholders' equity was 23.9% in 1998, compared to 6.8% in 1997 and 8.8% in 1996. These results included pretax reorganization and other special charges of $70.2 million in 1998, $180 million in 1997 and $142.3 million in 1996.

REORGANIZATION AND OTHER SPECIAL CHARGES
--------------------------------------------------------------------------------

Over the last few years, the Company has engaged in a strategic reorganization, examining each business and its product offerings, short- and long-term profitability and strategic fit within the Company. The Company has also taken steps to reduce its cost structure to improve profitability. These efforts have resulted in consolidating operating and administrative facilities, eliminating products and businesses, and restructuring the Company's management and organization. The result is a reduced level of sales offset by improved operating profitability and expected future cost reductions, which will be reflected primarily in reduced facility, materials and employee expenses in the Company's operating results. Competitive pricing measures, increased expenses and other factors will offset a portion of the savings expected from cost reduction efforts.

1998 CHARGES - During 1998, the Company recorded pretax reorganization and other special charges of $70.2 million. These consisted of restructuring charges of $39.5 million, losses on existing contracts and relationships of the Deluxe Government Services segment of $36.4 million, offset by a gain on the sale of the Company's Deluxe Card Services business.
        The restructuring charges were related to the Company's initiatives to reduce its SG&A expenses, discontinue production of the Deluxe Direct Response segment's direct mail products, and close four additional financial institution check printing plants.

6 Deluxe Corporation

        The losses on long-term contracts and relationships of the Deluxe Government Services segment resulted from a continuing strong economy, record low unemployment and welfare reform. These factors reduced the transaction volumes and expected future revenues of this business well below original expectations. Additionally, this business has experienced actual and expected future telecommunications, installation, help desk and other costs that have been significantly higher than originally anticipated, resulting in expected future losses on its existing electronic benefits transfer contracts and relationships.
        These charges are reflected throughout the 1998 consolidated statement of income according to the nature of the charge, with $47.1 million in cost of sales expense, $22 million in SG&A expense and $1.1 million in other income.

1997 CHARGES - During 1997, the Company recorded pretax reorganization, restructuring and other special charges of $180 million. These charges consisted of $99 million, which was related to impairment losses, and $81 million, which was mainly related to production consolidation, legal proceedings and other asset impairments.
        During 1996, the Company announced its plans to divest three businesses within its Deluxe Direct segment. One of these businesses was sold in 1997 and the remaining two were sold in 1998. Additionally, the Company determined that it would divest the international unit of its Deluxe Electronic Payment Systems segment. In 1997, the Company recorded a pretax impairment charge of $99 million to write these businesses down to their estimated fair values less costs to sell. The sale of the Deluxe Direct businesses was completed in December 1998. In January 1999, the Company determined that the international unit of Deluxe Electronic Payment Systems maintained a continuing strategic importance within the segment and it is no longer held for sale. This determination is not expected to have a significant impact on the Company's operating results or financial position.
        The special charge in 1997 included restructuring charges of $24.5 million. These charges included additional costs associated with the Company's 1996 plan for closing 21 financial institution check printing plants, severance related to implementing process improvements in the post-press phase of check production, implementing a new order processing and customer service system, and reducing support functions at corporate operations and other businesses. As of December 31, 1998, the production functions at all 21 plants were closed. The front-end operations of three of the plants remain open and are expected to close in 1999. In 1999, the new order processing and customer service system and the improved post-press production process are expected to be substantially completed.
        During 1997, a judgment was entered against Deluxe Electronic Payment Systems, Inc. (DEPS), in the U.S. District Court for the Western District of Pennsylvania. The case, which related to the Deluxe Government Services business, was brought against DEPS by Mellon Bank in connection with a potential bid to provide electronic benefits transfer services for the Southern Alliance of States. In September 1997, the Company recorded a pretax charge of $40 million to reserve for this judgment and other related costs. In 1998, Mellon's motion for prejudgment interest was denied by the district court and the Company reversed $4.2 million of the $40 million liability. This reversal is reflected in other income in the 1998 consolidated statement of income. The Company's appeal of this judgment was denied by the Third Circuit Court of Appeals in January 1999, and the Company paid $32.2 million to Mellon in February 1999. The Company is reviewing whether a further appeal is warranted.
        These charges are reflected throughout the 1997 consolidated statement of income according to the nature of the charge, with $82.9 million in goodwill impairment charge, $7.7 million in cost of sales expense, $39.6 million in SG&A expense and $49.8 million in other expense.

1996 CHARGES - During 1996, having decided to sell the three businesses in the Deluxe Direct segment, the Company recorded a pretax goodwill impairment charge of $111.9 million to write these businesses down to their estimated fair values less costs to sell. Additionally, the Company recorded net pretax charges of $30.4 million in 1996 for restructuring, gains and losses on sales of businesses occurring in 1996, and other reorganization costs.
        These charges are reflected throughout the 1996 consolidated statement of income according to the nature of the charge, with $111.9 million in goodwill impairment charge, $39.2 million in cost of sales expense, $24.6 million in SG&A expense and a $33.4 million gain in other income.

BALANCE SHEET IMPACT - As a result of the charges in all three years, the December 31, 1998, consolidated balance sheet includes a restructuring accrual of $45.7 million for employee severance costs and $6.8 million for estimated losses on asset dispositions. The majority of these severance costs are expected to be paid in 1999 and early 2000 from cash generated from the Company's operations. The December 31, 1998, consolidated balance sheet also reflects a liability of $34.4 million for the 1997 legal proceedings and $35.4 million for the remaining losses on Deluxe Government Services contracts and relationships. As noted above, the judgment in the legal proceedings was paid in February 1999. The Deluxe Government Services contracts have varying terms through 2006.

                                                            Deluxe Corporation 7

RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

The following segment results exclude the above-mentioned reorganization and other special charges.

NET SALES - In 1998, the Company's net sales increased .6%. Revenues lost due to divestitures were more than offset by growth in the Deluxe Payment Protection Systems, Deluxe Electronic Payment Systems and Deluxe Government Services segments. Excluding businesses divested in both years, the Company's consolidated net sales increased 2.9% from 1997.
        Deluxe Payment Protection Systems' sales increased 11.9% to $215.7 million, reflecting volume increases in the collections business and in account inquiry services provided to financial institutions. Deluxe Electronic Payment Systems' sales increased 12.2% to $130.9 million, because of new customers and increased transaction volumes. Deluxe Government Services' sales increased 63.1% to $44 million, reflecting new customers and increased activity for existing customers. Offsetting the increases in these segments were decreases in other segments. Deluxe Paper Payment Systems' sales decreased .6% to $1,279.8 million, primarily because of lower volume in financial institution check printing resulting from lost customers. This decrease was partially offset by increased volume for the direct mail check business and new pricing strategies within the financial institution market. Deluxe Direct Response's sales decreased 18.1% to $43.4 million, because of lost customers, price decreases for its direct mail products and the sale of Deluxe Card Services in the third quarter of 1998. Deluxe Direct's sales decreased 10.7% to $223.9 million, mostly because of business divestitures. Additionally, lower catalog circulation caused volume to decline in the remaining businesses.
        In 1997, the Company's net sales decreased 3% from 1996. Revenues lost due to divestitures within the Deluxe Direct segment were partially offset by increased sales for all other segments. Excluding businesses divested in both years, the Company's consolidated net sales increased 1.2% from 1996.
        Deluxe Direct's sales decreased 35.2% to $250.8 million in 1997, as a result of actions initiated in 1996 to increase its profitability. These included sales of businesses, reduced catalog circulation and elimination of unprofitable product lines. Additionally, response rates for the direct mail businesses declined from 1996. The decrease within this segment was offset by increases in all other segments. Deluxe Paper Payment Systems' sales increased 1.1% to $1,288.2 million in 1997, reflecting increased volume for financial institution and direct mail check offerings. However, competitive pricing pressures on financial institution check printing products partially offset volume increases. Deluxe Payment Protection Systems' sales increased 30.5% to $192.8 million, primarily because of higher collection service volume and increased account verification inquiries from financial institutions. Deluxe Electronic Payment Systems' sales increased 6.9% to $116.6 million, primarily from increased volume in financial institution ATM processing. Deluxe Direct Response's sales increased 5.9% to $53 million, because of acquisitions in 1996 and 1997. Deluxe Government Services' sales increased 29.1% to $27 million, because of new customers and increased volume for existing customers.

GROSS MARGIN - The Company's consolidated gross margin was 52.7% in 1998, compared to 54.0% in 1997 and 50.3% in 1996. With the reorganization and other special charges excluded, consolidated gross margin was 55.2% in 1998, compared to 54.4% in 1997 and 52.3% in 1996.
        Deluxe Paper Payment Systems' gross margin increased to 63.1% in 1998 from 60.7% in 1997. The slight sales decrease was more than offset by cost savings realized from closing financial institution check printing plants and other efficiency improvements. Deluxe Electronic Payment Systems' margin increased to 28.1% in 1998 from 25.6% in 1997, because of increased transaction volumes and reduced employee benefit costs achieved from revising its employee benefit and incentive compensation programs. Deluxe Government Services' margin improved from negative 9.9% in 1997 to negative 2.4% in 1998, reflecting increased volume and the accrual of future contract and relationship losses in the third quarter of 1998. These margin increases were offset by decreases in other segments. Deluxe Payment Protection Systems' margin decreased to 43.8% in 1998 from 47.7% in 1997. Revenue growth was more than offset by increased information services and other infrastructure costs, reflecting the Company's investment in this segment. Deluxe Direct Response's margin decreased to 27.0% in 1998 from 29.6% in 1997, because of decreased volume and lower prices for direct mail products, without a corresponding decrease in costs. Deluxe Direct's margin decreased to 52.5% in 1998 from 53.3% in 1997, reflecting the divestiture of a higher margin business in late 1997.
        In 1997, Deluxe Paper Payment Systems' margins increased to
60.7% from 58.5% in 1996. The competitive pricing pressures experienced by financial institution check printing were more than offset by improved product mix and production efficiencies and by reduced costs from revising the employee benefits program. Deluxe Electronic Payment Systems' margins increased to 25.6% in 1997 from 19.4% in 1996, primarily because of decreased consulting expenses and cost containment. Deluxe Direct's margins increased to 53.3% in 1997 from 48.4% in 1996, reflecting better cost control and inventory management in the direct mail businesses and the sale of businesses with poorer margins. These margin increases were offset by decreases in other segments. Deluxe Payment Protection Systems' margin decreased to 47.7% from 49.8% in

8 Deluxe Corporation

1996, because of increased costs related to the growth of the collections business. Deluxe Direct Response's margin decreased to 29.6% from 33.6% in 1996, reflecting the acquisition of lower margin businesses in 1996 and 1997. Deluxe Government Services' margin decreased from a loss of 5.8% in 1996 to a loss of 9.9% in 1997, primarily because of increased costs for telecommunications, interchange fees and help desk.

SELLING, GENERAL AND ADMINISTRATIVE (SG&A) - In 1998, the Company's SG&A expenses decreased $25.2 million, or 3.2%. Excluding the reorganization and other special charges discussed above, SG&A expenses in 1998 decreased $7.6 million, or 1%. SG&A expenses for Deluxe Direct Response decreased 10.3% from 1997, primarily because of lower selling expenses due to sales of businesses within the segment in 1998 and reduced discretionary spending. Deluxe Government Services' SG&A expenses decreased 33.5% from 1997, because of lower legal expenses. Deluxe Direct's SG&A expenses decreased 17.2% from 1997, primarily because of reduced catalog circulation and lower costs from reorganizing this segment's marketing function. These SG&A expense reductions were partially offset by increases in other segments. Deluxe Paper Payment Systems' SG&A expenses increased .8% from 1997, because of costs associated with implementing a new order processing and customer service system and increased selling expenses for the direct mail check business related to an increased volume in telephone orders. Because of increased selling and marketing costs associated with the growth of and investment in their businesses, Deluxe Payment Protection Systems' SG&A expenses increased 11.3% from 1997 and Deluxe Electronic Payment Systems' SG&A expenses increased 18.8% from 1997.
        In 1997, the Company's SG&A expenses were flat compared to expenses in 1996. Excluding the reorganization and other special charges discussed above, SG&A expenses in 1997 decreased $14.6 million, or 1.9%. Deluxe Electronic Payment Systems' SG&A expenses were flat compared to expenses in 1996. The Deluxe Direct segment's SG&A expenses decreased 36.4% from 1996, mainly because the assets of the businesses held for sale were no longer depreciated and amortized. This segment also had reduced catalog costs resulting from lower paper costs and simplified designs. These SG&A expense reductions were partially offset by increases in other segments. Deluxe Paper Payment Systems' SG&A expenses increased 5.9%. Financial institution check printing SG&A expenses increased because of increased customer service call center volume and duplicate costs from maintaining an old customer service system as a new system was implemented. Although call center volume increased on an annual basis, it decreased in the fourth quarter of 1997, compared to the fourth quarter of 1996. During this time, the Company began charging financial institution customers for placing orders via telephone as opposed to electronic channels. Deluxe Payment Protection Systems' SG&A expenses increased 31.6%, reflecting increased infrastructure costs and selling expenses related to the growth of the collections business. Deluxe Direct Response's SG&A expenses increased 115.3% from 1996, because of acquisitions in 1996 and 1997. Deluxe Government Services' SG&A expenses increased 26.7%, because of increased employee compensation expense.

OTHER INCOME (EXPENSE) - Other expense for the Company was $.1 million in 1998, compared to expense of $40.6 million in 1997 and other income of $31.7 million in 1996. These changes resulted primarily from the reorganization and other special charges discussed above. With these charges removed, other income was $1 million in 1998, compared to income of $9.2 million in 1997 and expense of $1.8 million in 1996. The decrease in 1998 is due primarily to a $10.5 million loss recorded on the sale of PaperDirect, Inc., and the Social Expressions component of Current, Inc., in the fourth quarter of 1998. The improvement in 1997 over 1996 is from gains realized from selling check printing facilities and from increased earnings realized from investing cash obtained through divestitures.

PROVISION FOR INCOME TAXES - In 1998, the Company's effective tax rate decreased to 41% from 61.2% in 1997 and 44.9% in 1996. The decrease in 1998 is due to increased pretax income in 1998, combined with a lower base of non-deductible expenses due primarily to the non-deductible goodwill impairment charge recognized in 1997. The increase in 1997 is due primarily to lower pretax income combined with an increased base of non-deductible expenses consisting primarily of the non-deductible goodwill impairment charge recorded by the Company. In 1996, the effect of the goodwill impairment charge was offset by tax benefits recognized for the sales of businesses and businesses held for sale. With the effect of the reorganization and other special charges removed in each year, the Company's tax rate was 40.3% in 1998, 40.5% in 1997 and 40.2% in 1996.

NET INCOME - 1998 net income increased to $145.4 million from $44.7 million in 1997. The primary reason for the increase was the lower amount of reorganization and other special charges discussed above. With the charges and their related tax effects removed, the Company's net income was $189.1 million in 1998 and $175.6 million in 1997.
        1997 net income decreased to $44.7 million from $65.5 million in 1996. The primary reason for the decrease was the higher amount of reorganization and other special charges discussed above. With the charges and their related tax effects removed, the Company's net income was $175.6 million in 1997 and $156 million in 1996.

                                                            Deluxe Corporation 9

FINANCIAL CONDITION
--------------------------------------------------------------------------------

LIQUIDITY - Funds provided by operations are the Company's primary source of working capital for financing capital expenditures and paying dividends. Cash provided by operations was $294.8 million in 1998, compared to $295.8 million in 1997. Improved operating results in 1998 were offset by an increase in severance payments over 1997. Cash provided by operations increased in 1997 from $290.7 million in 1996. This increase was due to better cash management and improved profitability resulting from operating cost reductions. Working capital was $167.9 million as of December 31, 1998, compared to $131.1 million and $108.1 million on December 31, 1997 and 1996, respectively. The year-end current ratio for 1998 was 1.4 to 1, compared to a year-end ratio of 1.3 to 1 for 1997 and 1996. The increase over 1997 and 1996 is primarily the result of proceeds from divestitures. The Company anticipates that approximately $28.8 million of cash will be paid out in 1999 for restructuring charges, compared to $25 million in 1998. In February 1999, the Company paid a $32.2 million judgment related to its Deluxe Government Services business to settle its 1997 legal proceedings.

CAPITAL RESOURCES - In 1998, the Company completed several divestitures from which it derived $87.9 million in net cash proceeds. In 1997, the Company made one business acquisition and several divestitures from which it derived $1.1 million in net cash proceeds. In 1996, the Company made numerous business acquisitions and divestitures from which it derived $98.1 million in net cash proceeds.
        Purchases of property, plant and equipment, and intangibles required cash outlays of $121.3 million in 1998, compared to $109.5 million in 1997 and $92 million in 1996. The Company anticipates capital expenditures of approximately $130 million in 1999. The 1998 expenditures and anticipated 1999 expenditures relate to information technology systems upgrades and replacement, productivity improvements and new product development.
        The Company has uncommitted bank lines of credit of $145 million available at variable interest rates. No amounts were drawn on those lines during 1998. The average amount drawn on those lines during 1997 was $3.1 million at a weighted average interest rate of 6.47%. There was no outstanding balance at December 31, 1998 or 1997 on these lines of credit. The Company also has in place a $150 million committed line of credit available for borrowing and as support for commercial paper. As of December 31, 1998 and 1997, the Company had no commercial paper outstanding and no indebtedness outstanding under its committed line of credit. Additionally, the Company has a shelf registration in place to issue up to $300 million in medium-term notes. Such notes could be used for general corporate purposes, including working capital, capital expenditures, possible acquisitions, and repayment or repurchase of outstanding indebtedness and other securities of the Company. As of December 31, 1998 and 1997, no such notes were issued or outstanding.
        Cash dividends totaled $119.7 million in 1998, compared to $121.3 million in 1997 and $122 million in 1996. Dividend payments were 82.3% of earnings in 1998, 271.6% in 1997 and 186.3% in 1996. In December 1996, the
Company's board of directors amended the Company's stock repurchase plan to permit the repurchase of up to 10 million shares of Deluxe common stock. The board also approved the repurchase of up to 5 million of the 10 million approved common shares. Through December 31, 1998, the Company has repurchased 3.5 million shares under this plan. As of March 1999, the Company has repurchased all of the 5 million shares approved by the board under the plan.

YEAR 2000 READINESS DISCLOSURE
--------------------------------------------------------------------------------

GENERAL APPROACH AND STATE OF READINESS - In 1996, the Company initiated a program to prepare its computer systems, applications, embedded chip equipment and third-party suppliers/customers for the year 2000. The year 2000 issue affects the Company and most of the other companies and governmental agencies in the world. Historically, certain computer programs were written using two digits rather than four to define the applicable year. As a result, some programs may recognize a date which uses the two digits "00" as 1900 rather than the year 2000, which among other things may cause them to generate erroneous data, lose data elements and possibly fail.
        The Company is using a multiphase approach in conducting its year 2000 remediation efforts. These phases are: assessment; analysis and formulation of remediation strategy; solution implementation; testing; and certification using internally developed criteria. The Company has divided its internal readiness review between "mission critical" systems and equipment and its other assets. The project is organized around nine types of computerized assets: internally developed applications; product-to-market software and systems; third-party purchased software; data centers; networks; environmental systems; purchased hardware (including embedded chip and desktop equipment); third-party assessment; and external interfaces. During 1997, the Company assessed and prioritized all affected areas, defined appropriate resolution strategies and began execution of those strategies. The compliance strategies included renovation, replacement and retirement of systems and equipment.
        As of February 1999, the overall project is approximately 91% complete and approximately 98% complete for mission critical areas. All mission critical components are expected to complete the certification process by the end of March 1999. Also, during 1999, the project focus will shift toward completing customer and vendor testing and contingency execution.

10 Deluxe Corporation

        As part of its year 2000 review, the Company has also assessed the readiness of the embedded chip equipment in its facilities. This assessment included all plant manufacturing equipment, HVAC systems, building security systems, personal computers and other office equipment such as printers, faxes and copy machines. The most frequent method of achieving compliance in this area is replacing non-compliant systems and equipment. This effort was approximately 94% complete as of February 1999 and is scheduled for completion by September 1999.
        Another area of focus for the Company is the year 2000 readiness of its significant suppliers and customers, both from the standpoint of technology and product and service provision. These external organizations have been contacted and have provided responses to year 2000 assessment requests. Site visits and action plans are being developed as appropriate, based on the importance of the organizations to the Company's ability to provide products and services. This category was 98% complete as of February 1999, with completion expected at the end of March 1999.

COSTS - The Company expects to incur project expenses of approximately $26.8 million over the life of its year 2000 project, consisting of both internal staff costs and consulting expenses, with $16.7 million having been incurred through December 31, 1998. Funds for the initiative are provided from a separate budget of $26.8 million for the remediation of all affected systems. The Company's SAP software implementation costs and other capital expenditures associated with replacing or improving affected systems are not included in these cost estimates. The Company has not deferred any material information technology project as a result of the initiative.

RISK AND CONTINGENCY - Because of the nature of the Company's business, the year 2000 issue would, if unaddressed, pose a material business risk for the Company. Business operations may be at risk, as would customer information interfaces and the provision of products and services. The risk is increased by the potential for the Company to fall out of compliance with policies set by the Federal Financial Institution Examination Council, National Credit Union Agency and other federal and regional regulatory bodies.
        The Company believes that with the planned modifications to existing systems and the replacement or retirement of other systems, the year 2000 compliance issue will be resolved in a timely manner and will not pose significant operational problems for the Company. The Company has prioritized its renovation efforts to focus first on its mission critical internal systems and the Company believes it is on schedule to complete this component of its remediation efforts before the relevant year 2000 failure dates are reached. In addition to the planned modifications, replacements and retirements, the Company has developed risk mitigation processes and is creating contingency plans in an effort to limit the inherent risk of the year 2000 issue. Manual fall-back processes and procedures are being identified and put in place, particularly in cases where vendor equipment or services begin to demonstrate the potential to be unavailable. The Company is also preparing plans to deploy internal teams to repair problems as they arise when the next century begins. Ongoing audit reviews are scheduled during the latter part of 1999 and into 2000 to ensure that compliance control processes continue to be used. In addition, the Company is enhancing its existing business resumption plans and intends to look to its existing liability insurance programs to mitigate its loss exposure if operational problems do arise.

MARKET RISK DISCLOSURE
--------------------------------------------------------------------------------

As of December 31, 1998, the Company had an investment portfolio of fixed income securities, excluding those classified as cash and cash equivalents, of $41.1 million (see Note 7 of Notes to Consolidated Financial Statements). These securities, like all fixed income instruments, are subject to interest rate risk and will decline in value if market interest rates increase. However, the Company has the ability to hold its fixed income investments until maturity and therefore the Company would not expect to recognize an adverse impact in income or cash flows in such an event.
        The Company operates internationally, and so it is subject to potentially adverse movements in foreign currency rate changes. The Company does not enter into foreign exchange forward contracts to reduce its exposure to foreign currency rate changes on intercompany foreign currency denominated balance sheet positions. Historically, the effect of movements in the exchange rates have not been material to the consolidated operating results of the Company.

OUTLOOK
--------------------------------------------------------------------------------

In 1999, the Company will continue its efforts to reduce costs and improve profitability by continuing with its plans to close financial institution check printing plants, complete implementation of a new order processing and customer service system, and complete implementation of post-press production process improvements. Additionally, the Company will continue with its plans to reduce SG&A expenses. At the same time, the Company will continue with major infrastructure improvements and expects to complete its year 2000 readiness project.

        Having completed a divestiture program begun in 1996 and having taken steps to improve the profitability of its ongoing businesses while investing in its infrastructure, the Company is now positioned for growth. Its improved cash position, low debt and available financing create the opportunity to enhance products and services through internal developments, external alliances, partnerships and acquisitions that are within its strategic focus.

                                                           Deluxe Corporation 11

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements and related information are the responsibility of management. They have been prepared in conformity with generally accepted accounting principles and include amounts that are based on our best estimates and judgments under the existing circumstances. The financial information contained elsewhere in this annual report is consistent with that in the consolidated financial statements.
        The Company maintains internal accounting control systems that are adequate to provide reasonable assurance that the assets are safeguarded from loss or unauthorized use. These systems produce records adequate for preparation of financial information. We believe the Company's systems are effective, and the costs of the systems do not exceed the benefits obtained.
        The audit committee of the board of directors has reviewed all financial data included in this report. The audit committee is composed entirely of outside directors and meets periodically with the internal auditors, management and the independent public accountants on financial reporting matters. The independent public accountants have free access to meet with the audit committee, without the presence of management, to discuss their audit results and opinions on the quality of financial reporting.
        The role of independent public accountants is to render an independent, professional opinion on management's consolidated financial statements to the extent required by generally accepted auditing standards.
        Deluxe recognizes its responsibility for conducting its affairs according to the highest standards of personal and corporate conduct. It has distributed to all employees a statement of its commitment to conducting all Company business in accordance with applicable legal requirements and the highest ethical standards.



/s/ J.A. Blanchard III                     /s/ Thomas W. VanHimbergen


J.A. Blanchard III                         Thomas W. VanHimbergen
Chairman, President and                    Senior Vice President and
Chief Executive Officer                    Chief Financial Officer

January 26, 1999

12 Deluxe Corporation

                                                               FIVE-YEAR SUMMARY


YEARS ENDED DECEMBER 31
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)        1998           1997           1996           1995           1994
-------------------------------------------------------------------------------------------------------------------------
NET SALES                                         $1,931,796     $1,919,366     $1,979,627     $1,936,719     $1,834,024
-------------------------------------------------------------------------------------------------------------------------
SALARIES AND WAGES                                   532,305        572,035        586,949        551,788        519,901
-------------------------------------------------------------------------------------------------------------------------
PROVISION FOR INCOME TAXES                           101,132         70,478         53,302         74,885        102,453
-------------------------------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS(1)                 145,408         44,672         65,463         94,434        144,253

        Return on sales                                 7.53%          2.33%          3.31%          4.88%          7.87%

        Per share  - basic                              1.80            .55            .80           1.15           1.75

        Per share - diluted                             1.80            .55            .79           1.15           1.75

        Return on average shareholders' equity         23.85%          6.75%          8.77%         11.84%         17.86%

        Return on average assets                       12.37%          3.84%          5.30%          7.40%         11.50%
-------------------------------------------------------------------------------------------------------------------------
NET INCOME(1)                                        145,408         44,672         65,463         87,021        140,866

        Per share - basic                               1.80            .55            .80           1.06           1.71

        Per share - diluted                             1.80            .55            .79           1.06           1.71
-------------------------------------------------------------------------------------------------------------------------
CASH DIVIDENDS PER COMMON SHARE                         1.48           1.48           1.48           1.48           1.46
-------------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY                                 608,910        610,248        712,916        780,374        814,393
-------------------------------------------------------------------------------------------------------------------------
PURCHASES OF CAPITAL ASSETS                          121,275        109,500         92,038        125,068        126,226
-------------------------------------------------------------------------------------------------------------------------
DEPRECIATION AND AMORTIZATION EXPENSE                 85,784         97,269        106,636        103,303         85,906
-------------------------------------------------------------------------------------------------------------------------
WORKING CAPITAL INCREASE (DECREASE)                   36,808         22,911         95,857       (118,116)       (94,086)
-------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                       1,203,034      1,148,364      1,176,440      1,295,095      1,256,272
-------------------------------------------------------------------------------------------------------------------------
LONG-TERM DEBT                                       106,321        109,986        108,622        110,997        110,867
-------------------------------------------------------------------------------------------------------------------------
DEBT-TO-CAPITAL RATIO(2)                               14.98%         15.96%         15.41%         17.14%         12.89%
-------------------------------------------------------------------------------------------------------------------------
AVERAGE COMMON SHARES OUTSTANDING
(THOUSANDS)                                           80,648         81,854         82,311         82,420         82,400
-------------------------------------------------------------------------------------------------------------------------
NUMBER OF EMPLOYEES                                   15,296         18,937         19,643         19,286         18,839
-------------------------------------------------------------------------------------------------------------------------
NUMBER OF PRODUCTION AND SERVICE FACILITIES               58             68             81             81             78
=========================================================================================================================

(1) INCOME FROM CONTINUING OPERATIONS AND NET INCOME INCLUDE REORGANIZATION AND OTHER SPECIAL CHARGES EACH YEAR. SEE MANAGEMENT'S DISCUSSION AND ANALYSIS ON PAGE 6.

(2) THE CALCULATION OF THE COMPANY'S DEBT-TO-CAPITAL RATIO WAS MODIFIED IN 1998 TO CONFORM WITH THE GENERALLY ACCEPTED CALCULATION USED BY RATING AGENCIES. RATIOS FOR ALL PRIOR PERIODS HAVE BEEN RESTATED TO REFLECT THIS NEW CALCULATION. THIS RATIO IS CALCULATED AS FOLLOWS: THE SUM OF LONG-TERM DEBT PLUS LONG-TERM DEBT DUE WITHIN ONE YEAR PLUS SHORT-TERM DEBT DIVIDED BY THE SUM OF LONG-TERM DEBT PLUS LONG-TERM DEBT DUE WITHIN ONE YEAR PLUS SHORT-TERM DEBT PLUS SHAREHOLDERS' EQUITY PLUS LONG-TERM DEFERRED INCOME TAXES.

                                                           Deluxe Corporation 13

CONSOLIDATED BALANCE SHEETS


DECEMBER 31 (DOLLARS IN THOUSANDS)                                                                    1998            1997
---------------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS                     Cash and cash equivalents                                   $   268,934     $   171,438
                                   Marketable securities                                            41,133           8,021
                                   Trade accounts receivable                                       145,079         151,201
                                   ----------------------------------------------------------------------------------------
                                   Inventories:
                                       Raw material                                                  2,619          15,462
                                       Semi-finished goods                                           7,401           9,132
                                       Finished goods                                                1,981          26,503
                                   ----------------------------------------------------------------------------------------
                                   Supplies                                                         17,400          15,899
                                   Deferred advertising                                              7,939          15,763
                                   Deferred income taxes                                            63,785          50,345
                                   Prepaid expenses and other current assets                        62,961          48,849
                                   ----------------------------------------------------------------------------------------
                                       Total current assets                                        619,232         512,613
---------------------------------------------------------------------------------------------------------------------------
LONG-TERM INVESTMENTS                                                                               45,208          52,910
PROPERTY, PLANT AND EQUIPMENT      Land and land improvements                                       46,826          59,967
                                   Buildings and building improvements                             209,416         267,135
                                   Machinery and equipment                                         512,683         562,983
                                   ----------------------------------------------------------------------------------------
                                       Total                                                       768,925         890,085
---------------------------------------------------------------------------------------------------------------------------
                                   Less accumulated depreciation                                   424,365         475,077
                                       Property, plant and equipment-net                           344,560         415,008
---------------------------------------------------------------------------------------------------------------------------
INTANGIBLES                        Cost in excess of net assets acquired-net                        42,836          54,435
                                   Internal use software-net                                       118,417          74,584
                                   Other intangible assets-net                                      32,781          38,814
                                   ----------------------------------------------------------------------------------------
                                       Total intangibles                                           194,034         167,833
---------------------------------------------------------------------------------------------------------------------------
                                           Total assets                                        $ 1,203,034     $ 1,148,364
===========================================================================================================================
CURRENT LIABILITIES                Accounts payable                                            $    53,555     $    73,516
                                   Accrued liabilities:
                                       Wages, including vacation pay                                60,540          62,513
                                       Employee profit sharing and pension                          41,762          40,517
                                       Accrued income taxes                                         33,087          31,960
                                       Accrued rebates                                              34,712          36,708
                                       Accrued contract/relationship losses                         35,356
                                       Other                                                       185,022         129,263
                                   Long-term debt due within one year                                7,332           7,078
                                   ----------------------------------------------------------------------------------------
                                       Total current liabilities                                   451,366         381,555
--------------------------------------------------------------------------------------------------------------------------
LONG-TERM DEBT                                                                                     106,321         109,986
---------------------------------------------------------------------------------------------------------------------------
DEFERRED INCOME TAXES                                                                               36,018           6,040
---------------------------------------------------------------------------------------------------------------------------
OTHER LONG-TERM LIABILITIES                                                                            419          40,535
---------------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY               Common shares $1 par value (authorized: 500,000,000 shares;
                                       issued: 1998--80,480,526 shares 1997--81,325,925 shares)     80,481          81,326
                                   Additional paid-in capital                                        6,822           4,758
                                   Retained earnings                                               522,087         525,302
                                   Unearned compensation                                              (238)           (649)
                                   Accumulated other comprehensive income                             (242)           (489)
                                   ----------------------------------------------------------------------------------------
                                       Shareholders' equity                                        608,910         610,248
---------------------------------------------------------------------------------------------------------------------------
                                           Total liabilities and shareholders' equity          $ 1,203,034     $ 1,148,364
===========================================================================================================================

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14 Deluxe Corporation

                                               CONSOLIDATED STATEMENTS OF INCOME


YEARS ENDED DECEMBER 31 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)          1998            1997            1996
-----------------------------------------------------------------------------------------------------------------------
NET SALES                                                                  $ 1,931,796     $ 1,919,366     $ 1,979,627
-----------------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES                  Cost of sales                              912,780         883,187         983,444
                                    Selling, general and administrative        772,381         797,566         797,174
                                    Goodwill impairment charge                                  82,893         111,900
                                    -----------------------------------------------------------------------------------
                                        Total                                1,685,161       1,763,646       1,892,518
                                    -----------------------------------------------------------------------------------
INCOME FROM OPERATIONS                                                         246,635         155,720          87,109
-----------------------------------------------------------------------------------------------------------------------
OTHER INCOME (EXPENSE)              Other income (expense)                       8,178         (31,748)         42,305
                                    Interest expense                            (8,273)         (8,822)        (10,649)
-----------------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                                                     246,540         115,150         118,765
=======================================================================================================================
PROVISION FOR INCOME TAXES                                                     101,132          70,478          53,302
=======================================================================================================================
NET INCOME                                                                 $   145,408     $    44,672     $    65,463
=======================================================================================================================
NET INCOME PER SHARE - BASIC                                               $      1.80     $       .55     $       .80
=======================================================================================================================
NET INCOME PER SHARE - DILUTED                                             $      1.80     $       .55     $       .79
=======================================================================================================================
CASH DIVIDENDS PER COMMON SHARE                                            $      1.48     $      1.48     $      1.48
=======================================================================================================================

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME


YEARS ENDED DECEMBER 31 (DOLLARS IN THOUSANDS)                                                   1998          1997          1996
----------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                                  $ 145,408     $  44,672     $  65,463
----------------------------------------------------------------------------------------------------------------------------------
OTHER COMPREHENSIVE INCOME,
NET OF TAX:
                                    Foreign currency translation adjustments                      177        (1,135)          146
                                    Unrealized gains on securities:
                                        Unrealized holding gains arising during the year          116                         242
                                        Less reclassification adjustment for gains
                                            included in net income                                (46)
                                    ----------------------------------------------------------------------------------------------
                                    Other comprehensive income (loss)                             247        (1,135)          388
----------------------------------------------------------------------------------------------------------------------------------
COMPREHENSIVE INCOME                                                                        $ 145,655     $  43,537     $  65,851
==================================================================================================================================
RELATED TAX (EXPENSE) BENEFIT OF
OTHER COMPREHENSIVE INCOME:
                                    Foreign currency translation adjustments                $    (123)    $   1,790     $    (119)
                                    Unrealized gains on securities:
                                        Unrealized holding gains arising during the year          (61)                       (130)
                                        Less reclassification adjustment for gains
                                            included in net income                                 24
==================================================================================================================================

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                           Deluxe Corporation 15

CONSOLIDATED STATEMENTS OF CASH FLOWS


YEARS ENDED DECEMBER 31 (DOLLARS IN THOUSANDS)                                                         1998        1997        1996
------------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES   Net Income                                                 $ 145,408   $  44,672   $  65,463
                                       Adjustments to reconcile net income to net
                                       cash provided by operating activities:
                                           Depreciation                                              59,451      68,816      66,269
                                           Amortization of intangibles                               26,333      28,453      40,367
                                           Goodwill impairment charge                                            82,893     111,900
                                           Stock purchase discount                                    5,905       6,654       7,478
                                           Net loss (gain) on sales of businesses                     4,850        (866)    (37,007)
                                           Deferred income taxes                                     13,415     (25,733)    (20,690)
                                           Changes in assets and liabilities, net of
                                           effects from acquisitions and sales of businesses:
                                               Trade accounts receivable                             (5,241)     (5,806)     13,082
                                               Inventories                                            3,568       5,019      13,367
                                               Accounts payable                                      (6,008)      9,678     (11,456)
                                               Other assets and liabilities                          47,127      81,998      41,930
                                       ---------------------------------------------------------------------------------------------
                                               Net cash provided by operating activities            294,808     295,778     290,703
------------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES   Proceeds from sales of marketable securities with
                                           maturities of more than 3 months                          19,199                   6,250
                                       Purchases of marketable securities with
                                           maturities of more than 3 months                         (52,411)     (8,000)
                                       Purchases of capital assets                                 (121,275)   (109,500)    (92,038)
                                       Payments for acquisitions, net of cash acquired                          (10,600)    (15,098)
                                       Net proceeds from sales of businesses, net of cash sold       89,416      21,627     112,913
                                       Proceeds from sales of capital assets                         28,518      20,036       5,618
                                       Other                                                           (395)     (2,925)      5,870
                                       ---------------------------------------------------------------------------------------------
                                               Net cash (used in) provided by investing activities  (36,948)    (89,362)     23,515
------------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES   Net payments on short-term debt                                          (16,783)    (32,428)
                                       Payments on long-term debt                                    (6,589)     (6,818)    (10,934)
                                       Payments to retire common stock                              (60,323)    (56,281)    (48,065)
                                       Proceeds from issuing stock under employee plans              26,230      23,654      28,088
                                       Cash dividends paid to shareholders                         (119,682)   (121,321)   (121,976)
                                       ---------------------------------------------------------------------------------------------
                                               Net cash used in financing activities               (160,364)   (177,549)   (185,315)
------------------------------------------------------------------------------------------------------------------------------------
NET INCREASE IN CASH AND CASH EQUIVALENTS                                                            97,496      28,867     128,903
------------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                                      171,438     142,571      13,668
====================================================================================================================================
CASH AND CASH EQUIVALENTS AT END OF YEAR                                                          $ 268,934   $ 171,438   $ 142,571
====================================================================================================================================
Supplementary cash flow disclosure:    Interest paid                                              $   8,018   $   9,620   $  10,672
                                       Income taxes paid                                             82,276      63,612      83,600
====================================================================================================================================

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16 Deluxe Corporation

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
NOTE 1  SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------

CONSOLIDATION - The consolidated financial statements include the accounts of the Company and all wholly owned subsidiaries. All significant intercompany accounts, transactions and profits have been eliminated.

CASH AND CASH EQUIVALENTS - The Company considers all cash on hand, money market funds and other highly liquid investments with original maturities of three months or less to be cash and cash equivalents. The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents approximate fair value.

MARKETABLE SECURITIES - Marketable securities consist of debt and equity securities. They are classified as available for sale and are carried at fair value, with the unrealized gains and losses, net of tax, reported in other comprehensive income in the shareholders' equity section of the consolidated balance sheets. Realized gains and losses and permanent declines in value are included in other income. The cost of securities sold is determined using the specific identification method.

INVENTORY - Inventory is stated at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method for substantially all inventory. LIFO inventories at December 31, 1998 and 1997, were approximately $5 million and $8.5 million, respectively, less than replacement cost.
        In 1998, the dispositions of PaperDirect, Inc., and the Social Expressions unit of Current, Inc. (see Note 6), included the sale of LIFO inventories.

DEFERRED ADVERTISING - These costs consist of materials, production, postage and design expenditures required to produce catalogs for the Company's direct mail businesses. Such costs are amortized over periods (generally less than 12 months) that correspond to the estimated revenue streams of the individual catalogs. The actual timing of these revenue streams may differ from these estimates. Sales materials are charged to expense when no longer owned or expected to be used. The total amount of deferred advertising expense for 1998, 1997 and 1996 was $100 million, $101.3 million and $107.4 million, respectively.

LONG-TERM INVESTMENTS - Long-term investments consist principally of cash surrender values of insurance contracts, investments with maturities in excess of one year and notes receivable. Such investments are carried at cost or amortized cost which approximates their fair values.

PROPERTY, PLANT AND EQUIPMENT - Property, plant and equipment, including leasehold and other improvements that extend an asset's useful life or productive capabilities, are stated at historical cost. Buildings with 40-year lives and machinery and equipment with lives of five to 11 years are generally depreciated using accelerated methods. Leasehold and building improvements are depreciated on a straight-line basis over the estimated useful life of the property or the life of the lease, whichever is shorter.

INTANGIBLES - Intangibles are presented in the consolidated balance sheets net of accumulated amortization. Amortization expense is determined on the straight-line basis over periods of five to 30 years for cost in excess of net assets acquired (goodwill), and three to 10 years for internal use software and other intangibles. Other intangibles consist primarily of software to be licensed and costs of installing electronic benefit transfer systems. Total intangibles at December 31 were as follows (dollars in thousands):

                                                           1998            1997
--------------------------------------------------------------------------------
Cost in excess of net assets acquired                 $  63,131       $ 123,786
Internal use software                                   147,131          94,826
Other intangible assets                                  89,840         103,682
  Total                                                 300,102       $ 322,294
  Less accumulated amortization                        (106,068)       (154,461)
Intangibles - net                                     $ 194,034       $ 167,833
================================================================================

IMPAIRMENT OF LONG-LIVED ASSETS - The Company evaluates the recoverability of long-lived assets not held for sale by measuring the carrying amount of the assets against the estimated undiscounted future cash flows associated with them. Should the sum of the expected future net cash flows be less than the carrying value of the long-lived asset, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds the fair value of the asset. There were no material adjustments in 1998, 1997 or 1996 to the carrying value of long-lived assets to be held and used.
        The Company evaluates the recoverability of long-lived assets held for disposal by comparing the asset's carrying amount with its fair value less costs to sell. Should the fair value less costs to sell be less than the carrying value of the long-lived asset, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds the fair value of the asset less costs to sell. In keeping with this policy, the

                                                           Deluxe Corporation 17

Company recorded a charge of $99 million in 1997 and $111.9 million in 1996 to write down businesses held for disposal within its Deluxe Direct and Deluxe Electronic Payment Systems segments (see Note 4).

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

TRANSLATION ADJUSTMENT - The financial position and results of operations of the Company's international subsidiaries are measured using local currencies as the functional currencies. Assets and liabilities of these operations were translated at the exchange rate in effect at the balance sheet date. Income statement accounts were translated at the average exchange rate during the year. Translation adjustments arising from the use of differing exchange rates from period to period are included in other comprehensive income in the shareholders' equity section of the consolidated balance sheets. Gains and losses that result from foreign currency transactions are included in earnings.

REVENUE RECOGNITION - The Company records sales and related profits for the majority of its operations as products are shipped and as services are performed. Sales and estimated profits under long-term contracts are recognized under the percentage-of-completion method. Under this method, income is recognized based on the estimated stage of completion of individual contracts, using the units of delivery method.

EMPLOYEE STOCK-BASED COMPENSATION - As permitted by Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," the Company continues to account for its employee stock-based compensation in accordance with Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation cost has been recognized for fixed stock options issued under the Company's stock incentive plan. The Company has adopted the disclosure-only provisions of SFAS No. 123 (see Note 9).

COMPREHENSIVE INCOME - In the first quarter of 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires disclosure of comprehensive income and its components in the Company's financial statements. The adoption of this statement had no impact on net income or total shareholders' equity. The Company's comprehensive income consists of net income, unrealized holding gains and losses on securities, and foreign currency translation adjustments.

RECLASSIFICATIONS - Certain amounts reported in 1997 and 1996 have been reclassified to conform with the 1998 presentation. These changes had no impact on previously reported results of operations or shareholders' equity.

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

NEW ACCOUNTING PRONOUNCEMENTS - In March 1998, the Accounting Standards Executive Committee (AcSEC) of the American Institute of CPAs issued Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which provides guidance on accounting for costs of internal-use computer software. The Company's early adoption of this SOP in 1998 did not have a material impact on the Company's reported operating results or financial position.
        In April 1998, AcSEC issued SOP 98-5, "Reporting the Costs of Start-up Activities," which provides guidance on the appropriate accounting for start-up activities. This statement is effective for the Company on January 1, 1999. In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which provides guidance on accounting for derivatives and hedge transactions. This statement is effective for the Company on January 1, 2000. The Company anticipates that the effect of these pronouncements will not have a material impact on reported operating results.

18 Deluxe Corporation

--------------------------------------------------------------------------------
NOTE 2   EARNINGS PER SHARE
--------------------------------------------------------------------------------

The following table reflects the calculation of basic and diluted earnings per share (dollars and shares outstanding in thousands, except per share amounts).

                                                                                         1998        1997        1996
----------------------------------------------------------------------------------------------------------------------
NET INCOME PER SHARE - BASIC:      Net income                                        $145,408    $ 44,672    $ 65,463
                                   Weighted average shares outstanding                 80,648      81,854      82,311
                                   -----------------------------------------------------------------------------------
                                   Net income per share  - basic                     $   1.80    $    .55    $    .80
                                   -----------------------------------------------------------------------------------
NET INCOME PER SHARE - DILUTED:    Net income                                        $145,408    $ 44,672    $ 65,463
                                   Weighted average shares outstanding                 80,648      81,854      82,311
                                   Dilutive impact of options                             179          92         121
                                   Shares contingently issuable                            28          11           1

                                   -----------------------------------------------------------------------------------
                                   Weighted average shares and potential dilutive
                                     shares outstanding                                80,855      81,957      82,433
                                   -----------------------------------------------------------------------------------
                                   Net income per share - diluted                    $   1.80    $    .55    $    .79
======================================================================================================================

        During 1998 and 1997, options to purchase .7 million shares were outstanding but were not included in the computation of diluted earnings per share. During 1996, options to purchase .9 million shares of common stock were outstanding but were not included in the computation of diluted earnings per share. The exercise prices of the excluded options were greater than the average market price of the Company's common shares during the respective periods.
        In January 1998, the Company awarded options to substantially all employees (excluding foreign employees and employees of businesses held for sale), allowing them, subject to certain conditions, to purchase 100 shares of common stock at an exercise price of $33 per share. Options for the purchase of 1.7 million shares of common stock were issued under this program. Had these options been issued in previous years, the dilutive impact of options presented above for 1997 and 1996 may have differed.


--------------------------------------------------------------------------------
NOTE 3   RESTRUCTURING CHARGES
--------------------------------------------------------------------------------

In the first quarter of 1996, the Company announced a plan to close 21 of its financial institution check printing plants over a two-year period. The plant closings were made possible by advancements in the Company's telecommunications, order processing and printing technologies. Also, during the first quarter of 1996, the Company announced a plan to move the operating and administrative facilities of one of its direct mail businesses from New Jersey to Colorado. In conjunction with these plans, the Company recorded a pretax restructuring charge of $45.4 million in 1996. The charge consisted of estimated costs for asset dispositions ($9 million) and employee severance ($36.4 million). The severance portion of this charge assumed the termination of approximately 1,300 employees in production, customer service and front-end processing functions. This charge is reflected in cost of sales ($35.2 million) and selling, general and administrative (SG&A) expense ($10.2 million) in the 1996 consolidated statement of income.
        During the third quarter of 1997, the Company recorded pretax restructuring charges of $24.5 million. The charges included additional costs for closing the 21 plants discussed above and costs associated with the continued consolidation of the Company's core businesses. The additional charge for plant closing costs represented amounts that could not be recorded in 1996 because they did not meet the requirements for accrual in that year. Termination of additional employees was expected to result from process improvements in the post-press phase of check production, implementation of a new order processing and customer service system and reductions in support functions at corporate operations and other businesses. The restructuring charges consisted of employee severance costs of $21.6 million and $2.9 million for expected losses on the disposition of assets. The severance portion of this charge assumed the termination of approximately 2,800 employees. Expenses of $7.7 million were included in cost of sales, $13.9 million in SG&A expense and $2.9 million in other expense in the 1997 consolidated statement of income. As of December 31, 1998, the production functions at all 21 plants were closed. The front-end operations of three of the plants remain open and are expected to close in 1999.

                                                           Deluxe Corporation 19

Implementation of the new order processing and customer service system and improvements to the post-press production process are expected to be substantially completed in 1999. Through December 31, 1998, termination benefits of approximately $42.5 million have been paid to approximately 2,950 employees under the plans included in the 1996 and 1997 charges.
        During the third quarter of 1998, the Company recorded pretax restructuring charges of $39.5 million. The charges included costs associated with reducing SG&A expense, discontinuing production of the Deluxe Direct Response segment's direct mail products, and closing four additional financial institution check printing plants. The Company anticipates eliminating 800 SG&A positions within sales and marketing, finance and accounting, human resources, and information services. Discontinuing production of direct mail products will result in the elimination of approximately 60 positions. The Company also plans to close four additional financial institution check printing plants in 1999 and early 2000, affecting approximately 870 employees. The restructuring charges consisted of employee severance costs of $31.2 million and $8.3 million for expected losses on the disposition of assets. Expenses of $10.9 million were included in cost of sales, $21.1 million in SG&A expense and $7.5 million in other expense in the 1998 consolidated statement of income. Through December 31, 1998, termination benefits of approximately $1 million have been paid to approximately 100 employees under the 1998 plans.
        The Company's consolidated balance sheets reflect restructuring accruals of $45.7 million and $39.5 million as of December 31, 1998 and 1997, respectively, for employee severance costs, and $6.8 million and $3.7 million as of December 31, 1998 and 1997, respectively, for estimated losses on asset dispositions. The majority of the severance costs are expected to be paid in 1999 and early 2000 with cash generated from the Company's operations.


--------------------------------------------------------------------------------
NOTE 4   IMPAIRMENT LOSSES
--------------------------------------------------------------------------------

In 1996, the Company announced plans to divest three businesses in the Deluxe Direct segment-Nelco, Inc., PaperDirect, Inc., and the Social Expressions unit of Current, Inc. In 1997, the Company determined that it would dispose of the international operations of the Deluxe Electronic Payment Systems segment, and in 1998 the Company determined that it would dispose of the businesses in the Deluxe Direct Response segment. The Company does not depreciate or amortize any of the long-term assets of businesses while they are held for disposal.
        Based on fair market value estimates, the Company recorded charges of $99 million in 1997 and $111.9 million in 1996 to write down the carrying amounts of businesses held for sale to their estimated fair values less costs to sell. These charges are included in the 1997 consolidated statement of income in goodwill impairment charge ($82.9 million) and SG&A expense ($16.1 million), and in the 1996 consolidated statement of income in goodwill impairment charge. The disposal of the businesses in the Deluxe Direct and Deluxe Direct Response segments was completed in 1998. In January 1999, the Company determined that the international operations of the Deluxe Electronic Payment Systems segment maintained a continuing strategic importance within the segment and is no longer held for sale. This will not have a material impact on the results of operation or the financial position of the Company. At December 31, 1997, the aggregate remaining carrying amount of businesses held for sale on that date was $83 million. Together, all of the aforementioned businesses recorded sales of $270.4 million, $270.1 million and $292 million and contributed a net loss of $2.6 million, $13.2 million and $19.2 million in 1998, 1997 and 1996, respectively, excluding the impairment charges in 1997 and 1996.


--------------------------------------------------------------------------------
NOTE 5   ACCRUED CONTRACT/RELATIONSHIP LOSSES
--------------------------------------------------------------------------------

During the third quarter of 1998, the Company recorded a charge of $36.4 million to reserve for expected future losses on existing long-term contracts and relationships of the Deluxe Government Services segment. This charge is reflected in cost of sales in the 1998 consolidated statement of income. This segment provides electronic benefits transfer services to state governments.
Due to a continuing strong economy, record low unemployment and welfare reform, the actual transaction volumes and expected future revenues of this business are well below original expectations. Additionally, actual and expected future telecommunications, installation, help desk and other costs are significantly higher than originally anticipated, resulting in expected future losses on the existing electronic benefits transfer contracts and relationships of this business.

20 Deluxe Corporation

--------------------------------------------------------------------------------
NOTE 6   BUSINESS COMBINATIONS AND DIVESTITURES
--------------------------------------------------------------------------------

1998 DIVESTITURES - During 1998, the Company sold substantially all of the assets of PaperDirect (UK) Limited, ESP Employment Screening Partners, Inc., Social Expressions, and the businesses within the Deluxe Direct Response segment. The Company also sold all of the outstanding stock of PaperDirect, Inc. The aggregate net sales price for these businesses was $113.7 million, consisting of cash proceeds of $87.9 million and notes receivable of $25.8 million. The Company realized a loss of $10.5 million on the combined sale of PaperDirect and Social Expressions. The individual gains and losses recognized on the sales of the other businesses did not have a material impact on the results of the Company. The consolidated financial statements of the Company include the results of these businesses through their individual sale dates.
        The following summarized, unaudited pro forma results of operations for the years ended December 31, 1998 and 1997, assume the divestitures occurred as of the beginning of the respective periods. No assumptions were made in the pro forma information concerning the use of the cash received in consideration for the sales of the businesses.

(dollars in thousands, except per share amounts)            1998           1997
--------------------------------------------------------------------------------
Net sales                                             $1,682,000     $1,654,812
Cost of sales                                            792,097        751,802
SG&A and goodwill impairment charge                      638,428        650,130
Other income (expense)                                     9,381        (40,862)
Provision for income taxes                               106,143         89,928
Net income                                               154,713        122,090
Net income per share - basic                                1.92           1.49
Net income per share - diluted                              1.91           1.49
================================================================================

1997 DIVESTITURES - During 1997, the Company sold substantially all of the assets of Nelco, Inc., its U.K. checks business, and a product line within the Deluxe Direct Response segment. The aggregate sales price for these businesses was $17.4 million, consisting of cash proceeds of $11.7 million and notes receivable of $5.7 million. The consolidated financial statements of the Company include the results of these businesses through their individual sale dates. In aggregate, the effect of these divestitures did not have a material impact on the operations of the Company.

1997 ACQUISITIONS - During 1997, the Company acquired substantially all of the assets of Fusion Marketing Group, Inc. for $10.6 million plus amounts contingent on the future earnings of the business. Fusion provides customized database marketing services to financial institutions. The acquisition was accounted for under the purchase method of accounting. Accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their fair values on the date of purchase. The total cost in excess of net assets acquired of $9.6 million was recorded as goodwill and was being amortized over 15 years. In December 1998, the Company sold the assets of this business. The effect of this acquisition and subsequent divestiture did not have a material pro forma impact on the Company's operations.

1996 DIVESTITURES - During 1996, the Company sold its Health Care Forms, T/Maker Company, Financial Alliance Processing Services, Inc., U.K. forms, and internal bank forms businesses. The aggregate sales price for these businesses was $133.3 million, consisting of cash proceeds of $116.7 million and notes receivable of $16.6 million. The resultant aggregate net gain on these sales was $37 million. The consolidated financial statements of the Company include the results of these businesses through their individual sale dates. In aggregate, the 1996 consolidated financial statements of the Company include revenues from these businesses of $118.1 million and net income of $2.6 million.

1996 ACQUISITIONS - During 1996, the Company purchased a number of businesses in the payment protection and database marketing fields. The aggregate amount paid for these acquisitions was $18.6 million. Additionally, under the purchase agreements, the Company may have to pay additional amounts up to $14.3 million contingent on the future net earnings of some of the acquired businesses. Each acquisition was accounted for using the purchase method of accounting. Accordingly, the consolidated financial statements of the Company include the results of these businesses subsequent to their purchase dates. The purchase price for each acquisition was allocated to the assets acquired and liabilities assumed based on their fair values at the time of purchase. The aggregate cost in excess of net assets acquired for these acquisitions was $16.5 million, which was recorded as goodwill and is being amortized over periods ranging from five to 25 years. In December 1998, the assets of the database marketing businesses were sold. The combined effect of these acquisitions and the subsequent divestiture did not have a material pro forma impact on the operations of the Company.

1996 JOINT VENTURE - During 1997, the Company completed its 1996 agreement to form a joint venture with HCL Corporation of India. This venture was formed to provide software development and other services to financial institutions in the United States and in certain foreign countries. The joint venture commenced operations in September 1997. The results of the joint venture did not have a material effect on the Company's operations in 1998 or 1997.

                                                           Deluxe Corporation 21

--------------------------------------------------------------------------------
NOTE 7   MARKETABLE SECURITIES
--------------------------------------------------------------------------------

On December 31, 1998 and 1997, marketable securities available for sale consisted of the following (dollars in thousands):

                                                                                1998                                        1997
------------------------------------------------------------------------------------------------------------------  -------------
                                                                          Unrealized     Unrealized                  Cost, which
                                                                             holding        holding                 approximates
                                                                    Cost        gain           loss     Fair value    fair value
------------------------------------------------------------------------------------------------------------------  -------------
Debt securities issued by the U.S. Treasury and other
  government agencies                                         $   17,084                 $    (97)      $   16,987     $   8,021
Debt securities issued by states of the U.S. and political
  subdivisions of states                                          14,677    $     23           (2)          14,698
Corporate debt securities                                          9,450                       (2)           9,448
                                                             -----------------------------------------------------  ------------
    Total marketable securities                               $   41,211    $     23     $   (101)      $   41,133    $    8,021
                                                             -----------------------------------------------------  ------------
Other debt securities (included in cash equivalents)             256,186         185                       256,371       129,700
------------------------------------------------------------------------------------------------------------------  ------------
    Total                                                     $  297,397    $    208     $   (101)      $  297,504    $  137,721
==================================================================================================================  ============

        At December 31, 1998, debt securities with a cost basis of $284.3 million and a fair value of $284.5 million mature in 1999. At December 31, 1998, securities with a cost basis of $13.1 million and a fair value of $13 million mature in 2000 and 2001.
        Proceeds from sales of marketable securities available for sale were $19.2 million and $6.3 million in 1998 and 1996, respectively. The Company realized a net gain of $70,000 and a net loss of $36,000 on the sales of marketable securities in 1998 and 1996, respectively. There were no sales of marketable securities in 1997.


--------------------------------------------------------------------------------
NOTE 8   PROVISION FOR INCOME TAXES
--------------------------------------------------------------------------------

The components of the provision for income taxes are as follows (dollars in thousands):

                                                   1998            1997             1996
-----------------------------------------------------------------------------------------
Current tax provision:
  Federal                                      $ 73,763        $ 84,392         $ 67,749
  State                                          22,716          14,062           11,794
    Total                                        96,479          98,454           79,543
-----------------------------------------------------------------------------------------
Deferred tax provision (benefit):
  Federal                                         4,521         (23,876)         (29,581)
  State                                             132          (4,100)           3,340
-----------------------------------------------------------------------------------------
    Total                                      $101,132        $ 70,478         $ 53,302
=========================================================================================

22 Deluxe Corporation

        The Company's effective tax rate on pretax income differs from the U.S. Federal statutory tax rate of 35% as follows (dollars in thousands):

                                                                                                       1998        1997        1996
------------------------------------------------------------------------------------------------------------------------------------
Income tax at Federal statutory rate                                                              $  86,289   $  40,303   $  41,568
State income taxes net of Federal income tax benefit                                                 14,851       6,442       9,837
Amortization and write-down of non-deductible intangibles                                               745      32,116      44,170
Recognition of excess of tax basis over book investment in subsidiaries sold and held for disposal   (2,220)     (3,786)    (45,430)
Change in valuation allowance                                                                          (542)      1,024       7,496
Other                                                                                                 2,009      (5,621)     (4,339)
------------------------------------------------------------------------------------------------------------------------------------
Provision for income taxes                                                                        $ 101,132   $  70,478   $  53,302
====================================================================================================================================

        Income before income taxes consisted of domestic income of $137.7 million and foreign losses of $22.5 million for the year ended December 31, 1997, and domestic income of $129.3 million and foreign losses of $10.5 million for the year ended December 31, 1996. Foreign income before income taxes for the year ended December 31, 1998 was less than five percent of the Company's total income before income taxes.
        Tax effected temporary differences which give rise to a significant portion of deferred tax assets and liabilities at December 31, 1998 and 1997, are as follows (dollars in thousands):

                                                                                                 1998                         1997
-----------------------------------------------------------------------------------------------------------------------------------
                                                                          Deferred tax   Deferred tax   Deferred tax  Deferred tax
                                                                                assets    liabilities         assets   liabilities
-----------------------------------------------------------------------------------------------------------------------------------
Property, plant and equipment                                                               $  22,505                    $  21,837
Capital loss carryforwards                                                   $  25,294                     $     425
Deferred advertising                                                                            2,698                        2,994
Employee benefit plans                                                           7,490                        12,599
Inventory                                                                          708                         1,755
Intangibles                                                                                    41,587                       19,280
Net operating loss carryforwards                                                13,919                        14,224
Excess of tax basis over book investment in subsidiaries held for disposal                                    34,203
Restructuring accrual                                                           19,218                        18,419
Reserve for legal proceedings                                                   12,373                        13,991
Accrued contract and relationship losses                                        12,375
Miscellaneous reserves and accruals                                             13,414                         7,213
All other                                                                       14,679          7,706          9,861         7,111
-----------------------------------------------------------------------------------------------------------------------------------
Subtotal                                                                       119,470         74,496        112,690        51,222
Valuation allowance                                                            (17,207)                      (17,163)
-----------------------------------------------------------------------------------------------------------------------------------
Total deferred taxes                                                         $ 102,263      $  74,496      $  95,527     $  51,222
===================================================================================================================================

        At December 31, 1998, net operating loss carryforwards relating to both foreign and state jurisdictions totaled $85.2 million. Of these carryforwards, $61.3 million expire in various years between 2002 and 2014 and $23.9 million may be carried forward indefinitely. At December 31, 1998, the Company also had capital loss carryforwards of $72.3 million, of which $1.2 million expire in 2002 and $71.1 million expire in 2004. In accordance with SFAS No. 109, "Accounting for Income Taxes," the Company does not recognize deferred tax assets for the excess of tax basis over the basis for financial reporting of investments in subsidiaries until it becomes apparent that these temporary differences will reverse in the foreseeable future. In December 1996, the Company announced its intention to sell certain businesses within its Deluxe Direct segment. These businesses were sold in 1998 (see Note 6). The deferred tax assets relating to the investments in these subsidiaries were reflected in the Company's consolidated financial statements at December 31, 1997.
        The valuation allowance at December 31, 1998 and 1997 relates to the uncertainty of realizing foreign and state deferred tax assets.

                                                           Deluxe Corporation 23

--------------------------------------------------------------------------------
NOTE 9   EMPLOYEE BENEFIT AND STOCK-BASED COMPENSATION PLANS
--------------------------------------------------------------------------------

STOCK PURCHASE PLAN - The Company has an employee stock purchase plan that enables eligible employees to purchase the Company's common stock at 75% of its fair market value on the first business day following each three-month purchase period. Compensation expense recognized for the difference between the employees' purchase price and the fair value of the stock was $5.9 million, $6.7 million and $7.5 million in 1998, 1997 and 1996, respectively. Under the plan, 698,830, 840,143 and 907,424 shares were issued at prices ranging from $24.38 to $26.16, $22.88 to $24.75 and $22.41 to $28.04 in 1998, 1997 and 1996,
respectively.

STOCK INCENTIVE PLAN - Under the stock incentive plan, stock-based awards may be issued to employees via a broad range of methods, including non-qualified or incentive stock options, restricted stock and restricted stock units, stock appreciation rights and other awards based on the value of the Company's common stock. Options become exercisable in varying amounts beginning generally one year after the date of grant. The plan was amended in 1996 to reserve an aggregate of 7 million shares of common stock for issuance under the plan. Through 1998, the Company has issued restricted shares and restricted stock units, and non-qualified and incentive stock options. At December 31, 1998, options for 3.8 million shares remain available for issuance under the plan.
        In 1998, the Company adopted the DeluxeSHARES program. Under this program, options were awarded to substantially all employees (excluding foreign employees and employees of businesses held for sale), allowing them, subject to certain conditions, to purchase 100 shares of common stock at an exercise price of $33 per share. The options become exercisable when the value of the Company's common stock reaches $49.50 per share or January 30, 2001, whichever occurs first. Options for the purchase of 1.7 million shares of common stock were issued under this program.
        All options allow for the purchase of shares of common stock at prices equal to their market value at the date of grant. Information regarding the options issued under the current plan, which was adopted in 1994, the remaining options outstanding under the former plan adopted in 1984, and the DeluxeSHARES plan, is as follows:

                                                                                   Weighted-
                                                                Number of            average
                                                                   shares     exercise price
---------------------------------------------------------------------------------------------
Outstanding at January 1, 1996                                  2,147,573             $34.81
Granted                                                           631,250              30.63
Exercised                                                        (144,039)             30.71
Canceled                                                         (496,225)             34.54
---------------------------------------------------------------------------------------------
Outstanding at December 31, 1996                                2,138,559             $33.92
Granted                                                           808,400              30.92
Exercised                                                        (126,100)             29.25
Canceled                                                         (317,507)             35.07
---------------------------------------------------------------------------------------------
Outstanding at December 31, 1997                                2,503,352             $33.04
Granted                                                         3,085,800              33.18
Exercised                                                        (277,848)             29.76
Canceled                                                         (689,042)             34.60
---------------------------------------------------------------------------------------------
Outstanding at December 31, 1998                                4,622,262             $33.10
=============================================================================================

        For options outstanding and exercisable at December 31, 1998, the exercise price ranges and average remaining lives were as follows:

                                                           Options outstanding              Options exercisable
----------------------------------------------------------------------------------------------------------------
                                                   Weighted-         Weighted-                        Weighted-
                                   Number            average           average         Number           average
Range of exercise prices      outstanding     remaining life    exercise price    exercisable    exercise price
----------------------------------------------------------------------------------------------------------------
$27.125 to $32.875              1,494,697         6.76 years            $30.39      1,116,733            $30.21
$33.00  to $35.125              2,677,500         6.48 years             33.22         74,500             33.29
$35.50  to $45.875                450,065         3.75 years             41.37        450,065             41.37
----------------------------------------------------------------------------------------------------------------
                                4,622,262         6.30 years            $33.10      1,641,298            $33.41
================================================================================================================

        The Company issued 60,912, 72,581 and 19,752 restricted shares and restricted stock units at weighted-average fair values of $33.22, $31.52 and $35.25 during 1998, 1997 and 1996, respectively. These awards generally vest over periods ranging from one to five years.
        Pro forma information regarding net income and income per share has been determined as if the Company had accounted for its employee stock-based compensation under the fair value method of SFAS No. 123. The fair value of these options was estimated at the date of grant using a Black-

24 Deluxe Corporation

Scholes option pricing model. The following weighted-average assumptions were used in valuing options issued in 1998: risk-free interest rate of 5.94%, dividend yield of 4.52% and expected volatility of 21.75%. The following weighted-average assumptions were used in valuing options issued in 1997 and 1996: risk-free interest rate of about 6%, dividend yield of approximately 4% and expected volatility of 23%. The weighted-average expected option life was
5.90 years, 7.17 years and 6.90 years for 1998, 1997 and 1996, respectively. The weighted-average fair value of options granted in 1998, 1997 and 1996 was $5.99, $7.49 and $6.86 per share, respectively. For purposes of pro forma disclosures, the estimated fair value of the options was recognized as expense over the options' vesting periods. The Company's pro forma net income and income per share were as follows (dollars in thousands, except per share amounts):

                                               1998          1997          1996
--------------------------------------------------------------------------------
Net income:
  As reported                              $145,408       $44,672       $65,463
  Pro forma                                 142,851        44,536        63,353
Basic net income per share:
  As reported                              $   1.80       $   .55       $   .80
  Pro forma                                    1.77           .54           .77
Diluted net income per share:
  As reported                              $   1.80       $   .55       $   .79
  Pro forma                                    1.77           .54           .77
================================================================================

        These pro forma calculations only include the effects of grants made subsequent to January 1, 1995. As such, these impacts are not necessarily indicative of the effects on reported net income of future years.

PROFIT SHARING, DEFINED CONTRIBUTION AND 401(K) PLANS - The Company maintains profit sharing plans, a defined contribution pension plan and plans established under section 401(k) of the Internal Revenue Code to provide retirement benefits for certain employees. The plans cover substantially all full-time employees with approximately 15 months of service. Contributions to the profit sharing and defined contribution plans are made solely by the Company. Employees may contribute up to the lessor of $10,000 or 10% of their wages to the 401(k) plan. The Company will match the first 1% of wages contributed and 50% of the next 4% of wages contributed. All contributions are remitted to the plans' respective trustees, and benefits provided by the plans are paid from accumulated funds by the trustees.
        Contributions to the defined contribution pension plan equaled 4% of eligible compensation in 1998 and 6% of eligible compensation in 1997 and 1996. Related expense for these years was $13.7 million, $18.6 million and $19.9 million, respectively. Contributions to the profit sharing plans vary based on the Company's performance. Expense for these plans was $27.5 million, $25.6 million and $44.5 million in 1998, 1997 and 1996, respectively. The 401(k) plan was established on January 1, 1997. Company contributions to this plan were $7.8 million and $7 million in 1998 and 1997, respectively.


--------------------------------------------------------------------------------
NOTE 10   POSTRETIREMENT BENEFITS
--------------------------------------------------------------------------------

The Company provides certain health care benefits for a large number of its retired employees. Employees included in the plan may become eligible for such benefits if they attain the appropriate years of service and age while working for the Company. Certain retirees' medical insurance premiums are based on the amounts paid by active employees. Effective January 1, 1998, active employees' premiums were reduced, thus reducing the medical premiums required to be paid by these retirees. Additionally, for retirees who participate in the active employees' indemnity plans, their copayment amount was increased 5%. In 1997, the plan was also amended to provide employees who are involuntarily terminated and who are qualified retirees at the time of termination with a bridge for retiree medical benefits if they are terminated prior to age 53.
        The following table summarizes the change in benefit obligation and plan assets during 1998 and 1997 (dollars in thousands):

--------------------------------------------------------------------------------
Benefit obligation, January 1, 1997                                    $ 59,145
  Service cost                                                              877
  Interest cost                                                           4,163
  Actuarial gains and losses                                              6,195
  Benefits paid from plan assets and general funds of the Company        (4,197)
--------------------------------------------------------------------------------
Benefit obligation, December 31, 1997                                    66,183
  Service cost                                                            1,218
  Interest cost                                                           4,651
  Actuarial gains and losses                                             14,232
  Effect of curtailment                                                  (1,056)
  Benefits paid from general funds of the Company                        (4,589)
--------------------------------------------------------------------------------
Benefit obligation, December 31, 1998                                  $ 80,639
================================================================================
Fair value of plan assets, January 1, 1997                             $ 51,828
  Actual return on plan assets                                           11,133
  Benefits paid                                                          (2,758)
--------------------------------------------------------------------------------
Fair value of plan assets, December 31, 1997                             60,203
  Actual return on plan assets                                            4,283
--------------------------------------------------------------------------------
Fair value of plan assets, December 31, 1998                           $ 64,486
================================================================================

                                                           Deluxe Corporation 25

        The funded status of the plan was as follows at December 31 (dollars in thousands):
                                                              1998         1997
--------------------------------------------------------------------------------
Accumulated postretirement benefit obligation             $ 80,639     $ 66,183
Less:
  Fair value of plan assets
    (debt and equity securities)                            64,486       60,203
  Unrecognized prior service cost                            1,285        1,621
  Unrecognized net loss (gain)                              13,367       (2,364)
  Unrecognized transition obligation                         8,209       10,192
--------------------------------------------------------------------------------
Prepaid postretirement asset recognized in the
  consolidated balance sheets                             $ (6,708)    $ (3,469)
================================================================================

        Net postretirement benefit cost for the years ended December 31 consisted of the following components (dollars in thousands):
                                                 1998         1997         1996
--------------------------------------------------------------------------------
Service cost-benefits earned
  during the year                             $ 1,218      $   877      $   899
Interest cost on the accumulated
  postretirement benefit obligation             4,651        4,163        4,416
Expected return on plan assets                 (5,719)      (4,979)      (4,299)
Amortization of transition obligation             680          680        1,025
Amortization of prior service cost                269          269          415
Recognized net amortization of
  gains and losses                                (63)         (78)         (48)
--------------------------------------------------------------------------------
Net postretirement benefit cost                 1,036          932        2,408
Curtailment loss                                  315                     3,019
--------------------------------------------------------------------------------
Total postretirement benefit cost             $ 1,351      $   932      $ 5,427
================================================================================

        As a result of the sale of the Social Expressions unit of Current, Inc. (see Note 6), and a reduction in employees as a result of the Company's cost-saving initiatives (see Note 3), the Company recognized a net postretirement benefit curtailment loss of $.3 million in 1998. The 1996 curtailment loss of $3 million resulted from the 1996 plan to close 21 financial institution check printing plants (see Note 3) and the sale of the Company's Health Care Forms and internal bank forms businesses in 1996 (see Note 6).
        In measuring the accumulated postretirement benefit obligation as of December 31, 1998, the Company's health care inflation rate for 1999 was assumed to be 7%. Inflation rates are assumed to trend downward gradually over the next two years to 5% for the years 2000 and beyond. A one percentage point increase in the health care inflation rate for each year would increase the accumulated postretirement benefit obligation by approximately $11.9 million, and the service and interest cost components of the net postretirement benefit cost by approximately $1 million. A one percentage point decrease in the health care inflation rate for each year would decrease the accumulated postretirement benefit obligation by approximately $10.4 million, and the service and interest cost components of the net postretirement benefit cost by approximately $.9 million. The discount rate used in determining the accumulated postretirement benefit obligation as of December 31, 1998 and 1997, was 6.75% and 7.25%, respectively. The expected long-term rate of return on plan assets used to determine the net periodic postretirement benefit cost was 9.5% in 1998, 1997 and 1996.

--------------------------------------------------------------------------------
NOTE 11   LEASE AND DEBT COMMITMENTS
--------------------------------------------------------------------------------

Long-term debt was as follows at December 31 (dollars in thousands):
                                                            1998           1997
--------------------------------------------------------------------------------
8.55% unsecured and unsubordinated notes
  due February 15, 2001                                 $100,000       $100,000
Other                                                     13,653         17,064
--------------------------------------------------------------------------------
  Total long-term debt                                   113,653        117,064
  Less amount due within one year                          7,332          7,078
--------------------------------------------------------------------------------
    Total                                               $106,321       $109,986
================================================================================

        In February 1991, the Company issued $100 million of 8.55% unsecured and unsubordinated notes due February 15, 2001. The notes are not redeemable prior to maturity. The fair values of these notes were estimated to be $106.4 million and $106.7 million at December 31, 1998 and 1997, respectively, based on quoted market prices.
        Other long-term debt consists principally of capital leases on equipment. The capital lease obligations bear interest rates of 3.7% to 16.2% and are due through the year 2011. Carrying value materially approximates fair value for these obligations.
        Maturities of long-term debt for the five years ending December 31, 2003, are $7.3 million, $2.9 million, $101.8 million, $1.0 million and $.1 million, and $.6 million thereafter.
        The Company has uncommitted bank lines of credit for $145 million available at variable interest rates. No amounts were drawn on these lines during 1998. The average amount drawn on these lines during 1997 was $3.1 million at a weighted-average interest rate of 6.47%. There was no outstanding balance at December 31, 1998 and 1997 on these lines of credit. The Company also has in place a $150 million committed line of credit available for borrowing and as support for commercial paper. As of December 31, 1998 and 1997, the Company had no commercial paper outstanding and no indebtedness outstanding under its committed line of credit. Additionally, the Company has a shelf registration in place for the issuance of up to $300 million in medium-term notes. Such notes could be used for general corporate purposes, including working capital, capital expenditures, possible acqui-

26 Deluxe Corporation
sitions and repayment or repurchase of outstanding indebtedness and other securities of the Company. As of December 31, 1998 and 1997, no such notes were issued or outstanding.
        Minimum future rental payments for leased facilities and equipment for the five years ending December 31, 2003, are $31.6 million, $22.7 million, $10.5 million, $5.7 million and $2.7 million, and $4.5 million thereafter. Rental expense was $45.4 million, $40.9 million and $40.4 million, for 1998, 1997 and 1996, respectively.
        Absent certain defined events of default under the Company's $150 million committed credit facility or the indenture related to its outstanding 8.55% unsecured and unsubordinated notes due February 15, 2001, there are no significant contractual restrictions on the ability of the Company to pay cash dividends.


--------------------------------------------------------------------------------
NOTE 12   COMMON STOCK PURCHASE RIGHTS
--------------------------------------------------------------------------------

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


--------------------------------------------------------------------------------
NOTE 13   SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------

                                                                                              Accumulated other comprehensive income
------------------------------------------------------------------------------------------------------------------------------------
                                                  Additional                                  Unrealized gain (loss)     Cumulative
                                      Common         paid-in       Retained        Unearned           on marketable     translation
(Dollars in thousands)                shares         capital       earnings    compensation              securities      adjustment
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995         $  82,364       $   1,455      $ 697,036       $    (739)              $    (242)      $     500
Net income                                                           65,463
Cash dividends                                                     (121,976)
Common stock issued                    1,106          35,824
Common stock retired                  (1,414)        (37,279)        (9,372)
Unearned compensation                                                                  (198)
Unrealized fair value adjustments                                                                               242
Translation adjustment                                                                                                          146
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996            82,056               0        631,151            (937)                      0             646
Net income                                                           44,672
Cash dividends                                                     (121,321)
Common stock issued                      985          30,124
Common stock retired                  (1,715)        (25,366)       (29,200)
Unearned compensation                                                                   288
Translation adjustment                                                                                                       (1,135)
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997            81,326           4,758        525,302            (649)                      0            (489)
Net income                                                          145,408
Cash dividends                                                     (119,682)
Common stock issued                      988          31,613
Common stock retired                  (1,833)        (29,549)       (28,941)
Unearned compensation                                                                   411
Unrealized fair value adjustments                                                                                70
Translation adjustment                                                                                                          177
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998         $  80,481       $   6,822      $ 522,087       $    (238)              $      70       $    (312)
====================================================================================================================================

                                                           Deluxe Corporation 27

--------------------------------------------------------------------------------
NOTE 14   BUSINESS SEGMENT INFORMATION
--------------------------------------------------------------------------------

During the third quarter of 1998, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which requires the disclosure of financial and descriptive information about the reportable operating segments of the Company. SFAS No. 131 also establishes standards for related disclosures about products and services, geographic areas and major customers. The adoption of this statement did not affect the Company's results of operations or financial position.
        The Company has organized its business units into six operating segments based on the nature of the products and services offered by each: Deluxe Paper Payment Systems, Deluxe Payment Protection Systems, Deluxe Electronic Payment Systems, Deluxe Direct Response, Deluxe Government Services and Deluxe Direct. Deluxe Paper Payment Systems provides check printing services to financial services companies and markets checks and business forms directly to households and small businesses. Deluxe Payment Protection Systems provides payment protection, collection and risk management services to financial institutions and retailers. Deluxe Electronic Payment Systems provides electronic funds transfer processing and software services to the financial and retail industries. Deluxe Direct Response, which was sold in 1998, provided direct marketing, customer database management and related services to the financial industry and other businesses. Deluxe Government Services provides electronic benefits transfer services to state governments. Deluxe Direct, which was sold in 1998, primarily sold greeting cards, stationery, and specialty paper products through direct mail. All segments operate primarily in the United States. Deluxe Electronic Payment Systems also has international operations. No single customer of the Company accounted for more than 10% of net sales in 1998, 1997 or 1996.
        The accounting policies of the segments are the same as those described in Note 1. In evaluating segment performance, management focuses on income from operations. This measurement excludes special charges (e.g., restructuring charges, asset impairment charges, charges for legal proceedings, etc.), interest expense, investment income, income tax expense and other non-operating items, such as gains or losses from asset disposals. Corporate expenses are allocated to the segments as a fixed percentage of segment revenues. This allocation includes expenses for various support functions such as human resources, information services and finance and includes depreciation and amortization expense related to corporate assets. The corresponding corporate asset balances are not allocated to the segments. Most intersegment sales are based on current market pricing.

                                        Deluxe       Deluxe       Deluxe
                                         Paper      Payment   Electronic        Deluxe        Deluxe
                                       Payment   Protection      Payment        Direct    Government        Deluxe         Total
1998 (dollars in thousands)            Systems      Systems      Systems      Response      Services        Direct      segments
---------------------------------------------------------------------------------------------------------------------------------
Net sales from external customers   $1,277,875   $  214,407   $  128,976    $   42,662    $   43,970    $  223,906    $1,931,796
Intersegment sales                       1,956        1,304        1,880           722                                     5,862
Operating income (loss) excluding
special charges                        312,782       29,791        1,803       (20,060)       (7,423)        5,047       321,940
Special charges                         11,099          623        1,381         2,513        36,630                      52,246
Operating income (loss) including
special charges                        301,683       29,168          422       (22,573)      (44,053)        5,047       269,694
Segment assets                         408,005      103,296      123,328                      43,845                     678,474
Depreciation and amortization
expense                                 37,731        9,990       13,244         2,213         6,193                      69,371
Capital purchases                       58,705       13,254       15,508           602           320         1,623        90,012
=================================================================================================================================

1997 (dollars in thousands)
---------------------------------------------------------------------------------------------------------------------------------
Net sales from external customers   $1,287,367   $  190,559   $  115,012    $   49,781    $   26,965    $  249,682    $1,919,366
Intersegment sales                         786        2,280        1,584         3,187                       1,137         8,974
Operating income (loss) excluding
special charges                        291,626       33,984         (709)      (19,742)      (12,270)       (5,231)      287,658
Goodwill impairment charge                                         9,361        3,000                       70,532        82,893
Other special charges                   17,696                     3,270        2,000                       13,480        36,446
Operating income (loss) including
special charges                        273,930       33,984      (13,340)      (24,742)      (12,270)      (89,243)      168,319
Segment assets                         402,661       92,739      111,486        47,876        32,124       121,824       808,710
Depreciation and amortization
expense                                 34,267        8,830       17,378         8,902         3,580        12,353        85,310
Capital purchases                       38,623        9,042       12,226         3,026           690         2,191        65,798
=================================================================================================================================

28 Deluxe Corporation

                                        Deluxe       Deluxe       Deluxe
                                         Paper      Payment   Electronic        Deluxe        Deluxe
                                       Payment   Protection      Payment        Direct    Government        Deluxe         Total
1996 (dollars in thousands)            Systems      Systems      Systems      Response      Services        Direct      segments
---------------------------------------------------------------------------------------------------------------------------------
Net sales from external customers   $1,274,336   $  145,507   $  108,845    $   46,719    $   20,894    $  383,326    $1,979,627
Intersegment sales                         406        2,248          181         3,288                       3,911        10,034
Operating income (loss) excluding
special charges                        282,165       29,472       (9,317)          369        (8,776)      (31,016)      262,897
Goodwill impairment charge                                                                                 111,900       111,900
Other special charges                   40,705                     6,925                                    14,500        62,130
Operating income (loss) including
special charges                        241,460       29,472      (16,242)          369        (8,776)     (157,416)       88,867
Segment assets                         419,105       85,698      134,272        17,117        14,358       223,019       893,569
Depreciation and amortization
expense                                 36,188        5,581       17,546         3,687         3,622        28,261        94,885
Capital purchases                       54,870        8,896        2,823                       1,624         7,699        75,912
=================================================================================================================================

        Segment information reconciles to consolidated amounts as follows (dollars in thousands):

OPERATING INCOME INCLUDING SPECIAL CHARGES                           1998         1997         1996
----------------------------------------------------------------------------------------------------
Total segment operating income including special charges        $ 269,694    $ 168,319    $  88,867
Elimination of intersegment profits                                    28           99       (1,758)
Unallocated corporate expenses                                    (23,087)     (12,698)
----------------------------------------------------------------------------------------------------
Total consolidated operating income including special charges   $ 246,635    $ 155,720    $  87,109
====================================================================================================

        1998 unallocated corporate expenses consist of corporate special charges and charges for certain corporate liabilities that are not allocated to the segments. 1997 unallocated corporate expenses consist primarily of corporate special charges.

                                                                            December 31,
TOTAL ASSETS                                                       1998          1997          1996
----------------------------------------------------------------------------------------------------
Total segment assets                                         $  678,474    $  808,710    $  893,569
Unallocated corporate assets                                    524,560       339,654       282,871
----------------------------------------------------------------------------------------------------
Total consolidated assets                                    $1,203,034    $1,148,364    $1,176,440
====================================================================================================

        Unallocated corporate assets consist primarily of cash, investments, and fixed assets and intangibles used by the corporate support functions.

DEPRECIATION AND AMORTIZATION EXPENSE                                1998         1997         1996
----------------------------------------------------------------------------------------------------
Total segment depreciation and amortization expense             $  69,371    $  85,310    $  94,885
Depreciation and amortization of unallocated corporate assets      16,413       11,959       11,751
----------------------------------------------------------------------------------------------------
Total consolidated depreciation and amortization expense        $  85,784    $  97,269    $ 106,636
====================================================================================================

CAPITAL PURCHASES                                                    1998         1997         1996
----------------------------------------------------------------------------------------------------
Total segment capital purchases                                 $  90,012    $  65,798    $  75,912
Corporate capital purchases                                        31,263       43,702       16,126
----------------------------------------------------------------------------------------------------
Total consolidated capital purchases                            $ 121,275    $ 109,500    $  92,038
====================================================================================================

        Corporate capital purchases consist primarily of a new financial information system and various other information system enhancements.

                                                           Deluxe Corporation 29

        Revenues are attributed to geographic areas based on the location of the assets producing the revenues. The Company's operations by geographic area are as follows (dollars in thousands):

                                                                   Long-lived assets
                         Net sales from external customers            December 31,
-----------------------------------------------------------------------------------------
                            1998          1997          1996          1998          1997
-----------------------------------------------------------------------------------------
United States         $1,905,294    $1,882,100    $1,935,996    $  341,531    $  409,177
Foreign countries         26,502        37,266        43,631         3,029         5,831
Total consolidated    $1,931,796    $1,919,366    $1,979,627    $  344,560    $  415,008
=========================================================================================


--------------------------------------------------------------------------------
NOTE 15   LEGAL PROCEEDINGS
--------------------------------------------------------------------------------

During 1997, a judgment was entered against Deluxe Electronic Payment Systems, Inc. (DEPS), in the U.S. District Court for the Western District of Pennsylvania. The case was brought against DEPS by Mellon Bank in connection with a potential bid to provide electronic benefit transfer services for the Southern Alliance of States. In September 1997, the Company recorded a pretax charge of $40 million to reserve for this judgment and other related costs. This charge was reflected in other expense in the 1997 consolidated income statement. At December 31, 1997, the remaining liability for this obligation was $40 million and was classified as other long-term liabilities in the consolidated balance sheet.
        In 1998, Mellon's motion for prejudgment interest was denied by the district court and the Company reversed $4.2 million of the $40 million liability. This reversal is reflected in other income in the 1998 consolidated statement of income. In January 1999, the United States Court of Appeals for the Third Circuit affirmed the judgment of the district court. At December 31, 1998, the remaining liability of $34.4 million was classified as other accrued liabilities in the consolidated balance sheet.


--------------------------------------------------------------------------------
NOTE 15   SUBSEQUENT EVENTS (UNAUDITED)
--------------------------------------------------------------------------------

In February 1999, the Company acquired all of the outstanding shares of eFunds Corporation for $13 million. eFunds provides electronic check conversion solutions for financial services companies and retailers. This acquisition was accounted for under the purchase method of accounting. Accordingly, the consolidated financial statements of the Company will include the results of this business subsequent to its acquisition date. The purchase price was allocated to the assets acquired and liabilities assumed based on their fair values on the date of purchase. The estimated total cost in excess of net assets acquired of $15.7 million will be reflected as goodwill and will be amortized over 10 years. The effect of this acquisition was not material to the operations or financial position of the Company.
        In January 1999, the Company's appeal of the judgment against its subsidiary, Deluxe Electronic Payment Systems, Inc., was denied by the Third Circuit Court of Appeals and the Company paid $32.2 million to Mellon Bank in February 1999. The Company is reviewing whether a further appeal is warranted (see Note 15).

30 Deluxe Corporation

                                                    INDEPENDENT AUDITORS' REPORT


To the Shareholders of Deluxe Corporation:

        We have audited the accompanying consolidated balance sheets of Deluxe Corporation and its subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, comprehensive income and cash flows for each of the three years in the period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Deluxe Corporation and its subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP
Minneapolis, Minnesota
January 26, 1999


                                 SUMMARIZED QUARTERLY FINANCIAL DATA (UNAUDITED)

1998 Quarter Ended (dollars in thousands,
except per share amounts)                                        March 31           June 30      September 30         December 31
----------------------------------------------------------------------------------------------------------------------------------
Net sales                                                    $    488,970      $    474,791      $    469,770        $    498,265
Cost of sales                                                     223,612           219,571           254,638             214,959
Net income                                                         43,571            42,255             2,828(1)           56,754
----------------------------------------------------------------------------------------------------------------------------------
Per share of common stock      Net income - basic                     .54               .52               .04                 .71
                               Net income - diluted                   .54               .52               .04                 .70
                               Cash dividends                         .37               .37               .37                 .37
==================================================================================================================================


1997 Quarter Ended (dollars in thousands,
except per share amounts)                                        March 31           June 30      September 30         December 31
----------------------------------------------------------------------------------------------------------------------------------
Net sales                                                    $    490,104      $    463,750      $    466,908        $    498,604
Cost of sales                                                     227,195           214,854           222,516             218,622
Net income (loss)                                                  41,425            37,457           (67,515)(2)          33,305
----------------------------------------------------------------------------------------------------------------------------------
Per share of common stock      Net income (loss) - basic              .50               .46              (.82)                .41
                               Net income (loss) - diluted            .50               .46              (.82)                .41
                               Cash dividends                         .37               .37               .37                 .37
==================================================================================================================================

(1) 1998 THIRD QUARTER RESULTS INCLUDE A PRETAX CHARGE OF $70.2 MILLION. SEE PAGE 6 OF MANAGEMENT'S DISCUSSION AND ANALYSIS FOR FURTHER DISCUSSION.

(2) 1997 THIRD QUARTER RESULTS INCLUDE A PRETAX CHARGE OF $180 MILLION. SEE PAGE 7 OF MANAGEMENT'S DISCUSSION AND ANALYSIS FOR FURTHER DISCUSSION.

                                                           Deluxe Corporation 31

BOARD OF DIRECTORS

J.A. BLANCHARD III                                       EXECUTIVE LEADERSHIP TEAM
Chairman of the Board, President and Chief
Executive Officer, Deluxe Corporation                    J.A. BLANCHARD III
                                                         Chairman, President and Chief Executive Officer
CALVIN W. AURAND, JR.
Former Chairman, President and Chief Executive           LAWRENCE J. MOSNER
Officer, Banta Corporation                               Executive Vice President

BARBARA B. GROGAN                                        RONALD E. EILERS
President and Chief Executive Officer, Western           Senior Vice President and General Manager, Deluxe
Industrial Contractors, Inc.                             Paper Payment Systems

DONALD R. HOLLIS                                         JOHN H. LEFEVRE
President of DRH Strategic Consulting, Inc., a           Senior Vice President, Secretary and General Counsel
banking industry consulting company and former
Executive Vice President and Chief Technical             THOMAS W. VANHIMBERGEN
Officer, First Chicago Corporation                       Senior Vice President and Chief Financial Officer

STEPHEN P. NACHTSHEIM*                                   SONIA ST. CHARLES
Vice President, Intel Corporation                        Vice President, Human Resources

JAMES J. RENIER
Former Chairman and Chief Executive Officer,
Honeywell, Inc.

JACK ROBINSON*
Vice President of Finance, Home & Small Business
Group, Dell Computer Corporation

ROBERT C. SALIPANTE*
Senior Vice President, ReliaStar Financial
Corporation

HATIM A. TYABJI
Chairman and Chief Executive Officer, Saraide, Inc.

*AUDIT COMMITTEE


--------------------------------------------------------------------------------
[PHOTO]                [PHOTO]
WHITNEY MACMILLAN      ALLEN F. JACOBSON

MACMILLAN, JACOBSON RETIRE
The Company extends its appreciation to directors Whitney MacMillan and Allen F. Jacobson for their service to Deluxe shareholders. Mr. MacMillan, former chairman and CEO of Cargill, Inc., joined the board in 1988 and will retire in May. Mr. Jacobson, former chairman and CEO of 3M Company, retired in January, having joined the board in 1991.

32 Deluxe Corporation

                                                         SHAREHOLDER INFORMATION

QUARTERLY STOCK DATA The chart below shows the per-share price range of the Company's common stock for the past two fiscal years as quoted on the New York Stock Exchange.

[BAR CHART]

STOCK PRICE RANGE (DOLLARS)                                                       - = closing price
------------------------------------------------------------------------------------------------------
                          1997 (Quarters)                              1998 (QUARTERS)
======================================================================================================
              1          2          3            4          1            2           3           4
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
40
------------------------------------------------------------------------------------------------------
35
------------------------------------------------------------------------------------------------------
30
------------------------------------------------------------------------------------------------------
25
======================================================================================================
HIGH       33 5/8     34 9/16     35 7/8      37         35 11/16     35 3/4     37 15/16     37
------------------------------------------------------------------------------------------------------
LOW        29 3/4     29 3/4      32 5/16     31 1/4     32  1/2      31 3/8     28  3/8      26 3/8
------------------------------------------------------------------------------------------------------
CLOSE      32 1/4     34 1/8      33 9/16     34 1/2     32 15/16     35 3/4     28  7/16     36 9/16
======================================================================================================

STOCK EXCHANGE Deluxe Corporation common stock is traded on the New York Stock Exchange under the symbol DLX.

ANNUAL MEETING The annual meeting of the shareholders of Deluxe Corporation will be held Tuesday, May 4, 1999, at 5 p.m. in the Nicollet Grand Ballroom, main level, at the Hyatt Regency Minneapolis, 1300 Nicollet Mall, Minneapolis, Minnesota.

FORM 10-K AVAILABLE A copy of Form 10-K (Annual Report) filed with the Securities and Exchange Commission by the Company may be obtained without charge by calling 1-888-359-6397 (1-888-DLX-NEWS) or by sending a written request to Stuart Alexander, Deluxe Corporation, P.O. Box 64235, St. Paul, Minnesota 55164-0235.

SHAREHOLDER INQUIRIES Requests for additional information should be sent to corporate headquarters to the attention of:
Stuart Alexander, Vice President
(651) 483-7358

EXECUTIVE OFFICES
STREET ADDRESS:
3680 Victoria St. N.
Shoreview, Minnesota 55126-2966

MAILING ADDRESS:
P.O. Box 64235
St. Paul, Minnesota 55164-0235
(651) 483-7111

STOCK OWNERSHIP AND RECORD KEEPING
Norwest Bank Minnesota N.A.
Stock Transfer Department
161 N. Concord Exchange
P.O. Box 64854
St. Paul, Minnesota 55164-0854
(800) 468-9716
(651) 450-4064
E-mail: shareowner@aol.com

TOLL-FREE SHAREHOLDER INFORMATION LINE You may dial 1-888-359-6397 (1-888-DLX-NEWS) to listen to the latest financial results, dividend news and other information about Deluxe or to request copies of our annual report, 10-K, 10-Q, proxy statement, news releases and financial presentation information.

PLANNED RELEASE DATES Quarterly results: Thursday, April 22, July 15, October 14; Tuesday, January 25. Dividends are announced the second week of February, May, August and November.

WEB SITE Visit our home page at www.deluxe.com

FORWARD-LOOKING STATEMENTS We use "forward-looking," as defined in the Private Securities Reform Act of 1995, in this year's annual report. These statements, such as the Company's statements regarding earnings growth targets for 1999 and 2000, typically address management's present expectations about future performance and typically include wording such as "should result," "targeted," "expect," "anticipate," "estimate" or similar expressions. Because of the unavoidable risks and uncertainties of predicting the future, Deluxe's actual results may vary from management's current expectations. These variations may be significant and may not always be positive. Additional information about factors that may affect our current estimates appears in Exhibit 99 to our Form 10-K filed with the Securities and Exchange Commission on March 31, 1999. To obtain a copy, we encourage investors to call our shareholder information line (1-888-359-6397).

                                                           Deluxe Corporation 33