Form 10-K/A, Exhibit 13
period 1998-12-31
DELUXE CORP
filed 1999-10-07
CIK 27996

EXHIBIT 13.1


DELUXE CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION
This Amendment to the Annual Report on Form 10-K of Deluxe Corporation (the "Company") for the year ended December 31, 1998, gives effect to certain changes resulting from discussions with the Staff of the Securities and Exchange Commission which were concluded in September 1999 concerning the accounting treatment of the expected future losses on long-term contracts and relationships of the Company's Deluxe Government Services segment.

As discussed in Note 16 to the Notes to Consolidated Financial Statements, subsequent to the issuance of the Company's Annual Report on Form 10-K for the year ended December 31, 1998, and after discussions with the Securities and Exchange Commission, which concluded in September 1999, the Company revised its accounting treatment for future losses on long-term contracts and relationships and its calculation of impairment charges on long-lived assets related to the Company's Deluxe Government Services segment.

Such revisions for the year ended December 31, 1998 consisted of asset impairment charges of $26.3 million on long-lived assets, offset by reductions of $20.7 million in accrued contract/relationship losses and $2.0 million related to depreciation and amortization expense, for a net charge to cost of sales of $3.6 million and a reduction in net income of $2.3 million, net of a tax benefit of $1.3 million. As a result of these adjustments, basic and diluted net income per share for the year ended December 31, 1998 decreased to $1.77 per share from $1.80 per share. The accompanying financial information for the year ended December 31, 1998 has been restated to give effect to these revised calculations.

This discussion summarizes the significant factors that affected the consolidated operating results and financial condition of the Company during the three years ended December 31, 1998. Over this period, the Company has undergone a significant transformation. First, the Company redefined its strategy to focus on information-based products and related services. As a result, the Company has divested many non-strategic businesses over the past three years and reorganized to improve the profitability of its ongoing businesses. The Company has also focused on reducing its cost structure. It closed the production functions at 21 plants under a 1996 plant closure plan. The front-end operations of three of the plants remain open and are expected to close in 1999.The Company has also undertaken widespread initiatives to reduce its selling, general and administrative (SG&A) expenses. Because of this transformation, the Company has recorded significant consolidation, restructuring and reorganization costs and gains and losses on sales of businesses, which together, have had a significant impact on the operating results and cash position of the Company. The following discussion considers these items separately when analyzing the Company's financial and operational progress and is based on the organization of the Company's businesses into six operating segments: Deluxe Paper Payment Systems, Deluxe Payment Protection Systems, Deluxe Electronic Payment Systems, Deluxe Direct Response, Deluxe Government Services and Deluxe Direct.

***Deluxe Paper Payment Systems provides check printing services to financial services companies and markets checks and business forms directly to households and small businesses. Deluxe Payment Protection Systems provides payment protection, collections and risk management services to financial institutions and retailers. Deluxe Electronic Payment Systems provides electronic funds transfer processing and software services to the financial and retail industries. Deluxe Direct Response, which was sold in 1998, provided direct marketing, customer database management and related services to the financial industry and other businesses. Deluxe Government Services provides electronic benefits transfer services to state governments and online medical eligibility verification services to the State of New York. Deluxe Direct, which was sold in 1998, primarily sold greeting cards, stationery and specialty paper products through direct mail. All segments operate primarily in the United States. Deluxe Electronic Payment Systems also has international operations. In analyzing the results of the segments, corporate expenses are allocated to the segments as a fixed percentage of segment revenues. This allocation includes expenses for support functions such as human resources, information services and finance. Charges for certain corporate liabilities are not allocated to the segments.***

OVERALL SUMMARY
***In 1998, the Company's sales increased .6%. Revenues lost due to divestitures were more than offset by growth in Deluxe Payment Protection Systems, Deluxe Electronic Payment Systems and Deluxe Government Services. 1998 net income was $143.1 million, compared to $44.7 million in 1997 and $65.5 million in 1996. Basic earnings per share were $1.77 in 1998, compared to $.55 in 1997 and $.80 in 1996. Return on average assets was 12.3% for 1998, compared to 3.8% in 1997 and 5.3% in 1996. Return on average shareholders' equity was 23.5% in 1998, compared to 6.8% in 1997 and 8.8% in 1996. These results included pretax reorganization and other special charges of $74.7 million in 1998, $180 million in 1997 and $142.3 million in 1996.***

REORGANIZATION AND OTHER SPECIAL CHARGES
Over the last few years, the Company has engaged in a strategic reorganization, examining each business and its product offerings, short- and long-term profitability and strategic fit within the Company. The Company has also taken steps to reduce its cost structure to improve profitability. These efforts have resulted in consolidating operating and administrative facilities, eliminating products and businesses, and restructuring the Company's management and organization. The result is a reduced level of sales offset by improved operating profitability and expected future cost reductions, which will be reflected primarily in reduced facility, materials and employee expenses in the Company's operating results. Competitive pricing measures, increased expenses and other factors will offset a portion of the savings expected from cost reduction efforts.

***1998 CHARGES - During 1998, the Company recorded pretax reorganization and other special charges of $74.7 million. These consisted of restructuring charges of $39.5 million, losses on existing contracts and relationships of the Deluxe Government Services segment of $14.7 million, and an asset impairment charge of $26.3 million on the long-lived assets of the Deluxe Government Services segment, offset by a gain on the sale of the Company's Deluxe Card Services business.***

The restructuring charges were related to the Company's initiatives to reduce its SG&A expenses, discontinue production of the Deluxe Direct Response segment's direct mail products, and close four additional financial institution check printing plants.

***The losses on long-term contracts and relationships of the Deluxe Government Services segment and the impairment of the long-lived assets of this segment resulted from a continuing strong economy, record low unemployment and welfare reform. These factors reduced the transaction volumes and expected future revenues of this business well below original expectations. Additionally, this business has experienced actual and expected future telecommunications, installation, help desk and other costs that have been significantly higher than originally anticipated, resulting in expected future losses on its existing electronic benefits transfer contracts and relationships.***

***These charges are reflected throughout the 1998 consolidated statement of income according to the nature of the charge, with $51.6 million in cost of sales expense, $22 million in SG&A expense and $1.1 million in other income.***

1997 CHARGES - During 1997, the Company recorded pretax reorganization, restructuring and other special charges of $180 million. These charges consisted of $99 million, which was related to impairment losses, and $81 million, which was mainly related to production consolidation, legal proceedings and other asset impairments.

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

1996 CHARGES- During 1996, having decided to sell the three businesses in the Deluxe Direct segment, the Company recorded a pretax goodwill impairment charge of $111.9 million to write these businesses down to their estimated fair values less costs to sell. Additionally, the Company recorded net pretax charges of $30.4 million in 1996 for restructuring, gains and losses on sales of businesses occurring in 1996, and other reorganization costs.

These charges are reflected throughout the 1996 consolidated statement of income according to the nature of the charge, with $111.9 million in goodwill impairment charge, $39.2 million in cost of sales expense, $24.6 million in SG&A expense and a $33.4 million gain in other income.

***BALANCE SHEET IMPACT- As a result of the charges in all three years, the December 31, 1998, consolidated balance sheet includes a restructuring accrual of $45.7 million for employee severance costs and $6.8 million for estimated losses on asset dispositions. The majority of these severance costs are expected to be paid in 1999 and early 2000 from cash generated from the Company's operations. The December 31, 1998, consolidated balance sheet also reflects a liability of $34.4 million for the 1997 legal proceedings and $14.7 million for the remaining losses on Deluxe Government Services contracts and relationships. As noted above, the judgment in the legal proceedings was paid in February 1999. The Deluxe Government Services contracts have varying terms through 2006.***

RESULTS OF OPERATIONS
The following segment results exclude the above-mentioned reorganization and other special charges.

NET SALES-In 1998, the Company's net sales increased .6%. Revenues lost due to divestitures were more than offset by growth in the Deluxe Payment Protection Systems, Deluxe Electronic Payment Systems and Deluxe Government Services segments. Excluding businesses divested in both years, the Company's consolidated net sales increased 2.9% from 1997.

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


***GROSS MARGIN- The Company's consolidated gross margin was 52.6% in 1998, compared to 54.0% in 1997 and 50.3% in 1996. With the reorganization and other special charges excluded, consolidated gross margin was 55.2% in 1998, compared to 54.4% in 1997 and 52.3% in 1996.***

***Deluxe Paper Payment Systems' gross margin increased to 63.1% in 1998 from 60.7% in 1997. The slight sales decrease was more than offset by cost savings realized from closing financial institution check printing plants and other efficiency improvements. Deluxe Electronic Payment Systems' margin increased to 28.1% in 1998 from 25.6% in 1997, because of increased transaction volumes and reduced employee benefit costs achieved from revising its employee benefit and incentive compensation programs. Deluxe Government Services' margin improved from negative 9.9% in 1997 to negative .3% in 1998, reflecting increased volume and lower depreciation and amortization expense due to the asset impairment charge recorded in the third quarter of 1998. These margin increases were offset by decreases in other segments. Deluxe Payment Protection Systems' margin decreased to 43.8% in 1998 from 47.7% in 1997. Revenue growth was more than offset by increased information services and other infrastructure costs, reflecting the Company's investment in this segment. Deluxe Direct Response's margin decreased to 27.0% in 1998 from 29.6% in 1997, because of decreased volume and lower prices for direct mail products, without a corresponding decrease in costs. Deluxe Direct's margin decreased to 52.5% in 1998 from 53.3% in 1997, reflecting the divestiture of a higher margin business in late 1997.***

In 1997, Deluxe Paper Payment Systems' margins increased to 60.7% from 58.5% in 1996. The competitive pricing pressures experienced by financial institution check printing were more than offset by improved product mix and production efficiencies and by reduced costs from revising the employee benefits program. Deluxe Electronic Payment Systems' margins increased to 25.6% in 1997 from 19.4% in 1996, primarily because of decreased consulting expenses and cost containment. Deluxe Direct's margins increased to 53.3% in 1997 from 48.4% in 1996, reflecting better cost control and inventory management in the direct mail businesses and the sale of businesses with poorer margins. These margin increases were offset by decreases in other segments. Deluxe Payment Protection Systems' margin decreased to 47.7% from 49.8% in 1996, because of increased costs related to the growth of the collections business. Deluxe Direct Response's margin decreased to 29.6% from 33.6% in 1996, reflecting the acquisition of lower margin businesses in 1996 and 1997. Deluxe Government Services' margin decreased from a loss of 5.8% in 1996 to a loss of 9.9% in 1997, primarily because of increased costs for telecommunications, interchange fees and help desk.


SELLING, GENERAL AND ADMINISTRATIVE (SG&A)-In 1998, the Company's SG&A expenses decreased $25.2 million, or 3.2%. Excluding the reorganization and other special charges discussed above, SG&A expenses in 1998 decreased $7.6 million, or 1%. SG&A expenses for

Deluxe Direct Response decreased 10.3% from 1997, primarily because of lower selling expenses due to sales of businesses within the segment in 1998 and reduced discretionary spending. Deluxe Government Services' SG&A expenses decreased 33.5% from 1997, because of lower legal expenses. Deluxe Direct's SG&A expenses decreased 17.2% from 1997, primarily because of reduced catalog circulation and lower costs from reorganizing this segment's marketing function. These SG&A expense reductions were partially offset by increases in other segments. Deluxe Paper Payment Systems' SG&A expenses increased .8% from 1997, because of costs associated with implementing a new order processing and customer service system and increased selling expenses for the direct mail check business related to an increased volume in telephone orders. Because of increased selling and marketing costs associated with the growth of and investment in their businesses, Deluxe Payment Protection Systems' SG&A expenses increased 11.3% from 1997 and Deluxe Electronic Payment Systems' SG&A expenses increased 18.8% from 1997.

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


OTHER INCOME (EXPENSE)-Other expense for the Company was $.1 million in 1998, compared to expense of $40.6 million in 1997 and other income of $31.7 million in 1996. These changes resulted primarily from the reorganization and other special charges discussed above. With these charges removed, other income was $1 million in 1998, compared to income of $9.2 million in 1997 and expense of $1.8 million in 1996. The decrease in 1998 is due primarily to a $10.5 million loss recorded on the sale of PaperDirect, Inc., and the Social Expressions component of Current, Inc., in the fourth quarter of 1998. The improvement in 1997 over 1996 is from gains realized from selling check printing facilities and from increased earnings realized from investing cash obtained through divestitures.


***PROVISION FOR INCOME TAXES- In 1998, the Company's effective tax rate decreased to 41.1% from 61.2% in 1997 and 44.9% in 1996. The decrease in 1998 is due to increased pretax income in 1998, combined with a lower base of non-deductible expenses due primarily to the non-deductible goodwill impairment charge recognized in 1997. The increase in 1997 is due primarily to lower pretax income combined with an increased base of non-deductible expenses consisting primarily of the non-deductible goodwill impairment charge recorded by the Company. In 1996, the effect of the goodwill impairment charge was offset by tax benefits recognized for the sales of businesses and businesses held for sale. With the effect of the reorganization and other special charges removed in each year, the Company's tax rate was 40.3% in 1998, 40.5% in 1997 and 40.2% in 1996.***

***NET INCOME- 1998 net income increased to $143.1 million from $44.7 million in 1997. The primary reason for the increase was the lower amount of reorganization and other special charges discussed above. With the charges and their related tax effects removed, the Company's net income was $189.7 million in 1998 and $175.6 million in 1997.***

1997 net income decreased to $44.7 million from $65.5 million in 1996. The primary reason for the decrease was the higher amount of reorganization and other special charges discussed above. With the charges and their related tax effects removed, the Company's net income was $175.6 million in 1997 and $156 million in 1996.


FINANCIAL CONDITION
***LIQUIDITY-Funds provided by operations are the Company's primary source of working capital for financing capital expenditures and paying dividends. Cash provided by operations was $294.8 million in 1998, compared to $295.8 million in 1997. Improved operating results in 1998 were offset by an increase in severance payments over 1997. Cash provided by operations increased in 1997 from $290.7 million in 1996. This increase was due to better cash management and improved profitability resulting from operating cost reductions. Working capital was $181.3 million as of December 31, 1998, compared to $131.1 million and $108.1 million on December 31, 1997 and 1996, respectively. The year-end current ratio for 1998 was 1.4 to 1, compared to a year-end ratio of 1.3 to 1 for 1997 and 1996. The increase over 1997 and 1996 is primarily the result of proceeds from divestitures. The Company anticipates that approximately $28.8 million of cash will be paid out in 1999 for restructuring charges, compared to $25 million in 1998. In February 1999, the Company paid a $32.2 million judgment related to its Deluxe Government Services business to settle its 1997 legal proceedings.***

CAPITAL RESOURCES-In 1998, the Company completed several divestitures from which it derived $87.9 million in net cash proceeds. In 1997, the Company made one business acquisition and several divestitures from which it derived $1.1 million in net cash proceeds. In 1996, the Company made numerous business acquisitions and divestitures from which it derived $98.1 million in net cash proceeds.

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

***Cash dividends totaled $119.7 million in 1998, compared to $121.3 million in 1997 and $122 million in 1996. Dividend payments were 83.7% of earnings in 1998, 271.6% in 1997 and 186.3% in 1996. In December 1996, the Company's board of directors amended the Company's stock repurchase plan to permit the repurchase of up to 10 million shares of Deluxe common stock. The board also approved the repurchase of up to 5 million of the 10 million approved common shares. Through December 31, 1998, the Company has repurchased 3.5 million shares under this plan. As of March 1999, the Company has repurchased all of the 5 million shares approved by the board under the plan.***


YEAR 2000 READINESS DISCLOSURE
GENERAL APPROACH AND STATE OF READINESS- In 1996, the Company initiated a program to prepare its computer systems, applications, embedded chip equipment and third-party suppliers/customers for the year 2000. The year 2000 issue affects the Company and most of the other companies and governmental agencies in the world. Historically, certain computer programs were written using two digits rather than four to define the applicable year. As a result, some programs may recognize a date which uses the two digits "00" as 1900 rather than the year 2000, which among other things may cause them to generate erroneous data, lose data elements and possibly fail.

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

COSTS- The Company expects to incur project expenses of approximately $26.8 million over the life of its year 2000 project, consisting of both internal staff costs and consulting expenses, with $16.7 million having been incurred through December 31, 1998. Funds for the initiative are provided from a separate budget of $26.8 million for the remediation of all affected systems. The Company's SAP software implementation costs and other capital expenditures associated with replacing or improving affected systems are not included in these cost estimates. The Company has not deferred any material information technology project as a result of the initiative.

RISK AND CONTINGENCY- Because of the nature of the Company's business, the year 2000 issue would, if unaddressed, pose a material business risk for the Company. Business operations may be at risk, as would customer information interfaces and the provision of products and services. The risk is increased by the potential for the Company to fall out of compliance with policies set by the Federal Financial Institution Examination Council, National Credit Union Agency and other federal and regional regulatory bodies.

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


MARKET RISK DISCLOSURE
As of December 31, 1998, the Company had an investment portfolio of fixed income securities, excluding those classified as cash and cash equivalents, of $41.1 million (see Note 7 of Notes to Consolidated Financial Statements). These securities, like all fixed income instruments, are subject to interest rate risk and will decline in value if market interest rates increase. However, the Company has the ability to hold its fixed income investments until maturity and therefore the Company would not expect to recognize an adverse impact in income or cash flows in such an event.

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

OUTLOOK
In 1999, the Company will continue its efforts to reduce costs and improve profitability by continuing with its plans to close financial institution check printing plants, complete implementation of a new order processing and customer service system, and complete implementation of post-press production process improvements. Additionally, the Company will continue with its plans to reduce SG&A expenses. At the same time, the Company will continue with major infrastructure improvements and expects to complete its year 2000 readiness project.

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

The role of the independent public accountants is to render an independent, professional opinion on management's consolidated financial statements to the extent required by generally accepted auditing standards.

Deluxe recognizes its responsibility for conducting its affairs according to the highest standards of personal and corporate conduct. It has distributed to all employees a statement of its commitment to conducting all Company business in accordance with applicable legal requirements and the highest ethical standards.


SIGNATURE                                 TITLE
---------                                 -----

By /s/ John A. Blanchard III              Chairman of the Board of Directors,
   -------------------------              President and Chief Executive Officer
       John A. Blanchard III

By /s/ Thomas W. VanHimbergen             Senior Vice President and Chief
   --------------------------             Financial Officer
       Thomas W. VanHimbergen


September 24, 1999

FIVE-YEAR SUMMARY


 ***Years ended December 31 (dollars in                    1998          1997          1996           1995           1994
thousands, except per share amounts)           (AS RESTATED)(1)
---------------------------------------------- ----------------- ------------- ------------- -------------- --------------
Net sales                                            $1,931,796    $1,919,366    $1,979,627     $1,936,719     $1,834,024
Salaries and wages                                      532,305       572,035       586,949        551,788        519,901
Provision for income taxes                               99,852        70,478        53,302         74,885        102,453
Income from continuing operations(2)                    143,063        44,672        65,463         94,434        144,253
   Return on sales                                        7.41%         2.33%         3.31%          4.88%          7.87%
   Per share - basic                                       1.77           .55           .80           1.15           1.75
   Per share - diluted                                     1.77           .55           .79           1.15           1.75
   Return on average shareholders' equity                23.51%         6.75%         8.77%         11.84%         17.86%
   Return on average assets                              12.33%         3.84%         5.30%          7.40%         11.50%
Net income(2)                                           143,063        44,672        65,463         87,021        140,866
   Per share - basic                                       1.77           .55           .80           1.06           1.71
   Per share - diluted                                     1.77           .55           .79           1.06           1.71
Cash dividends per common share                            1.48          1.48          1.48           1.48           1.46
Shareholders' equity                                    606,565       610,248       712,916        780,374        814,393
Purchases of capital assets                             121,275       109,500        92,038        125,068        126,226
Depreciation and amortization expense                    83,816        81,143       106,636        103,303         85,906
Working capital increase (decrease)                      50,248        22,911        95,857      (118,116)       (94,086)
Total assets                                          1,171,519     1,148,364     1,176,440      1,295,095      1,256,272
Long-term debt                                          106,321       109,986       108,622        110,997        110,867
Debt to capital ratio(3)                                 15.20%        15.96%        15.41%         17.14%         12.89%
Average common shares outstanding
(thousands)                                              80,648        81,854        82,311         82,420         82,400
Number of employees                                      15,296        18,937        19,643         19,286         18,839
Number of production and service facilities                  58            68            81             81             78
============================================== ================= ============= ============= ============== =============

(1)Subsequent to the issuance of the Company's Annual Report on Form 10-K for the year ended December 31, 1998, and after discussions with the Securities and Exchange Commission, which concluded in September 1999, the Company revised its accounting treatment for future losses on long-term contracts and relationships and its calculation of impairment charges on long-lived assets related to the Company's Deluxe Government Services segment. As a result, the Company has restated its financial information for the year ended December 31, 1998. See
Note 16 in the Notes to Consolidated Financial Statements contained in the Company's Amendment No. 1 to the Annual Report on Form 10-K for the year ended December 31, 1998.

(2)Income from continuing operations and net income include reorganization and other special charges each year. See Management's discussion and analysis on page 2.

(3)The calculation of the Company's debt to capital ratio was modified in 1998 to conform with the generally accepted calculation used by rating agencies. Ratios for all prior periods have been restated to reflect this new calculation. This ratio is calculated as follows: the sum of long term debt plus long-term debt due within one year plus short-term debt divided by the sum of long term debt plus long-term debt due within one year plus short-term debt plus shareholders' equity plus long-term deferred income taxes.

***CONSOLIDATED BALANCE SHEETS

                                                                                             1998              1997
                                                                                    (AS RESTATED,
December 31 (dollars in thousands)                                                   SEE NOTE 16)
                                  -
--------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS
Cash and cash equivalents                                                               $ 268,934         $ 171,438
Marketable securities                                                                      41,133             8,021
Trade accounts receivable                                                                 145,079           151,201
Inventories:
   Raw material                                                                             2,619            15,462
   Semi-finished goods                                                                      7,401             9,132
   Finished goods                                                                           1,981            26,503
Supplies                                                                                   17,400            15,899
Deferred advertising                                                                        7,939            15,763
Deferred income taxes                                                                      56,554            50,345
Prepaid expenses and other current assets                                                  62,961            48,849
--------------------------------------------------------------------------------------------------------------------
   Total current assets                                                                   612,001           512,613
LONG-TERM INVESTMENTS                                                                      45,208            52,910
PROPERTY, PLANT, AND EQUIPMENT
Land and land improvements                                                                 46,826            59,967
Buildings and building improvements                                                       209,416           267,135
Machinery and equipment                                                                   507,680           562,983
--------------------------------------------------------------------------------------------------------------------
   Total                                                                                  763,922           890,085
Less accumulated depreciation                                                             423,845           475,077
--------------------------------------------------------------------------------------------------------------------
   Property, plant and equipment--net                                                     340,077           415,008
INTANGIBLES
Cost in excess of net assets acquired--net                                                 42,836            54,435
Internal use software--net                                                                116,734            74,584
Other intangible assets--net                                                               14,663            38,814
--------------------------------------------------------------------------------------------------------------------
   Total intangibles                                                                      174,233           167,833
--------------------------------------------------------------------------------------------------------------------
      Total assets                                                                     $1,171,519        $1,148,364
====================================================================================================================
CURRENT LIABILITIES
--------------------------------------------------------------------------------------------------------------------
Accounts payable                                                                         $ 53,555          $ 73,516
Accrued liabilities:
   Wages, including vacation pay                                                           60,540            62,513
   Employee profit sharing and pension                                                     41,762            40,517
   Accrued income taxes                                                                    33,075            31,960
   Accrued rebates                                                                         34,712            36,708
   Accrued contract/relationship losses                                                    14,697
   Other                                                                                  185,022           129,263
Long-term debt due within one year                                                          7,332             7,078
--------------------------------------------------------------------------------------------------------------------
      Total current liabilities                                                           430,695           381,555
LONG-TERM DEBT                                                                            106,321           109,986
DEFERRED INCOME TAXES                                                                      27,519             6,040
OTHER LONG-TERM LIABILITIES                                                                   419            40,535

SHAREHOLDERS' EQUITY
Common shares $1 par value (authorized: 500,000,000 shares;
   issued: 1998--80,480,526 shares 1997--81,325,925  shares)                               80,481            81,326
Additional paid-in capital                                                                  6,822             4,758
Retained earnings                                                                         519,742           525,302
Unearned compensation                                                                       (238)             (649)
Accumulated other comprehensive income                                                      (242)             (489)
--------------------------------------------------------------------------------------------------------------------
   Shareholders' equity                                                                   606,565           610,248
--------------------------------------------------------------------------------------------------------------------
      Total liabilities and shareholders' equity                                       $1,171,519        $1,148,364
====================================================================================================================

See Notes to Consolidated Financial Statements***

***CONSOLIDATED STATEMENTS OF  INCOME


                                                                                1998            1997           1996
Years ended December 31 (dollars in thousands, except per share        (AS RESTATED,
amounts)                                                                SEE NOTE 16)
--------------------------------------------------------------------------------------------------------------------
NET SALES                                                                 $1,931,796      $1,919,366     $1,979,627
OPERATING EXPENSES
Cost of sales                                                                916,405         883,187        983,444
Selling, general and administrative                                          772,381         797,566        797,174
Goodwill  impairment charge                                                                   82,893        111,900
--------------------------------------------------------------------------------------------------------------------
   Total                                                                   1,688,786       1,763,646      1,892,518
--------------------------------------------------------------------------------------------------------------------
INCOME FROM OPERATIONS                                                       243,010         155,720         87,109
--------------------------------------------------------------------------------------------------------------------
OTHER INCOME (EXPENSE)
Other income (expense)                                                         8,178        (31,748)         42,305
Interest expense                                                             (8,273)         (8,822)       (10,649)
--------------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                                                   242,915         115,150        118,765
-------------------------------------------------------------------------------------------------------------------
PROVISION FOR INCOME TAXES                                                    99,852          70,478         53,302
--------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                $  143,063      $   44,672     $   65,463
====================================================================================================================
NET INCOME PER SHARE - BASIC                                              $     1.77      $      .55     $      .80
====================================================================================================================
NET INCOME PER SHARE - DILUTED                                            $     1.77      $      .55     $      .79
====================================================================================================================
CASH DIVIDENDS PER COMMON SHARE                                           $     1.48      $     1.48     $      .48
====================================================================================================================

See Notes to Consolidated Financial Statements***






***CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                                                                                1998            1997           1996
                                                                       (AS RESTATED,
Years Ended December 31 (dollars in thousands)                          SEE NOTE 16)
--------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                  $143,063         $44,672        $65,463
OTHER COMPREHENSIVE INCOME, NET OF TAX:
   Foreign currency translation adjustments                                      177         (1,135)            146
   Unrealized gains on securities:
       Unrealized holding gains arising during the year                          116                            242
       Less reclassification adjustments for gains included in net income       (46)
--------------------------------------------------------------------------------------------------------------------
 Other comprehensive income (loss)                                               247         (1,135)            388
--------------------------------------------------------------------------------------------------------------------
COMPREHENSIVE INCOME                                                        $143,310         $43,537        $65,851
--------------------------------------------------------------------------------------------------------------------

RELATED TAX (EXPENSE) BENEFIT OF OTHER COMPREHENSIVE INCOME:
--------------------------------------------------------------------------------------------------------------------
Foreign currency translation adjustments                                    $  (124)         $ 1,790        $ (119)
Unrealized gains on securities:
   Unrealized holding gains arising during the year                             (61)                          (130)
   Less reclassification adjustment for gains included in net income              24
--------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements***

***CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                 1998           1997           1996
                                                                        (AS RESTATED,
Years ended December 31 (dollars in thousands)                           SEE NOTE 16)
--------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income                                                                   $143,063       $ 44,672       $ 65,463
Adjustments to reconcile net income to net cash provided by operating activities:
      Depreciation                                                             58,931         54,690         66,269
      Amortization of intangibles                                              24,885         26,453         40,367
      Asset impairment charge                                                  26,252         99,019        111,900
      Stock purchase discount                                                   5,905          6,654          7,478
      Net loss (gain) on sales of businesses                                    4,850          (866)        (37,007)
      Deferred income taxes                                                    12,146       (25,733)        (20,690)
      Changes in assets and liabilities, net of effects from
        acquisitions and sales of businesses:
           Trade accounts receivable                                          (5,241)        (5,806)         13,082
           Inventories                                                          3,568          5,019         13,367
           Accounts payable                                                   (6,008)          9,678       (11,456)
           Other assets and liabilities                                        26,457         81,998         41,930
--------------------------------------------------------------------------------------------------------------------
           Net cash provided by operating activities                          294,808        295,778        290,703
--------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sales of marketable securities with maturities of more
   than 3 months                                                               19,199                         6,250
Purchases of marketable securities with maturities of more than 3
   months                                                                    (52,411)        (8,000)
Purchases of capital assets                                                 (121,275)      (109,500)       (92,038)
Payments for acquisitions, net of cash acquired                                             (10,600)       (15,098)
Net proceeds from sales of businesses, net of cash sold                        89,416         21,627        112,913
Proceeds from sales of capital assets                                          28,518         20,036          5,618
Other                                                                           (395)        (2,925)          5,870
--------------------------------------------------------------------------------------------------------------------
           Net cash (used in) provided by investing activities               (36,948)       (89,362)         23,515
--------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Net payments on short-term debt                                                             (16,783)       (32,428)
Payments on long-term debt                                                    (6,589)        (6,818)       (10,934)
Payments to retire common stock                                              (60,323)       (56,281)       (48,065)
Proceeds from issuing stock under employee plans                               26,230         23,654         28,088
Cash dividends paid to shareholders                                         (119,682)      (121,321)      (121,976)
--------------------------------------------------------------------------------------------------------------------
           Net cash used in financing activities                            (160,364)      (177,549)      (185,315)
--------------------------------------------------------------------------------------------------------------------
NET INCREASE IN CASH AND CASH EQUIVALENTS                                      97,496         28,867        128,903
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                171,438        142,571         13,668
--------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                    $ 268,934      $ 171,438      $ 142,571
====================================================================================================================
Supplementary cash flow disclosure:
      Interest paid                                                         $   8,018      $   9,620      $  10,672
      Income taxes paid                                                        82,276         63,612         83,600
====================================================================================================================

See Notes to Consolidated Financial Statements***

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------

CONSOLIDATION-The consolidated financial statements include the accounts of the Company and all wholly owned subsidiaries. All significant intercompany accounts, transactions and profits have been eliminated.

CASH AND CASH EQUIVALENTS-The Company considers all cash on hand, money market funds and other highly liquid investments with original maturities of three months or less to be cash and cash equivalents. The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents approximate fair value.

MARKETABLE SECURITIES-Marketable securities consist of debt and equity securities. They are classified as available for sale and are carried at fair value, with the unrealized gains and losses, net of tax, reported in other comprehensive income in the shareholders' equity section of the consolidated balance sheets. Realized gains and losses and permanent declines in value are included in other income. The cost of securities sold is determined using the specific identification method.

INVENTORY-Inventory is stated at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method for substantially all inventory. LIFO inventories at December 31, 1998 and 1997, were approximately $5 million and $8.5 million, respectively, less than replacement cost.

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

LONG-TERM INVESTMENTS-Long-term investments consist principally of cash surrender values of insurance contracts, investments with maturities in excess of one year and notes receivable. Such investments are carried at cost or amortized cost which approximates their fair values.

PROPERTY, PLANT AND EQUIPMENT-Property, plant and equipment, including leasehold and other improvements that extend an asset's useful life or productive capabilities, are stated at historical cost. Buildings with 40-year lives and machinery and equipment with lives of five to 11 years are generally depreciated using accelerated methods. Leasehold and building improvements are depreciated on a straight-line basis over the estimated useful life of the property or the life of the lease, whichever is shorter.

***INTANGIBLES-Intangibles are presented in the consolidated balance sheets net of accumulated amortization. Amortization expense is determined on the straight-line basis over periods of five to 30 years for cost in excess of net assets acquired (goodwill), and three to 10 years for internal use software and other intangibles. Other intangibles consist primarily of software to be licensed. Total intangibles at December 31 were as follows (dollars in thousands):


                                                     1998         1997
--------------------------------------------- ------------ ------------
Cost in excess of net assets acquired          $   63,131   $  123,786
Internal use software                             146,100       94,826
Other intangible assets                            69,622      103,682
--------------------------------------------- ------------ ------------
   Total                                          278,853   $  322,294
   Less accumulated amortization                (104,620)    (154,461)
--------------------------------------------- ------------ ------------
Intangibles - net                              $  174,233   $  167,833
--------------------------------------------- ------------ ------------
***

***IMPAIRMENT OF LONG-LIVED ASSETS- The Company evaluates the recoverability of long-lived assets not held for sale by measuring the carrying amount of the assets against the estimated undiscounted future cash flows associated with them. Should the sum of the expected future net cash flows be less than the carrying value of the long-lived asset, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds the fair value of the asset. In evaluating whether there is any impairment of long-lived assets associated with long-term service contracts, the amount of any contract loss accrual is excluded from the undiscounted future cash flows associated with the long-lived assets when determining whether those assets are impaired. An impairment loss of $26.3 million was recognized in 1998 on the long-lived assets of the Deluxe Government Services segment (see Note 4). There were no material adjustments in 1997 or 1996 to the carrying value of long-lived assets to be held and used.***

The Company evaluates the recoverability of long-lived assets held for disposal by comparing the asset's carrying amount with its fair value less costs to sell. Should the fair value less costs to sell be less than the carrying value of the long-lived asset, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds the fair value of the asset less costs to sell. In keeping with this policy, the Company recorded a charge of $99 million in 1997 and $111.9 million in 1996 to write down businesses held for disposal within its Deluxe Direct and Deluxe Electronic Payment Systems segments (see Note 4).

INCOME TAXES - Deferred income taxes result from temporary differences between the financial reporting basis of assets and liabilities and their respective tax reporting bases. Future tax benefits are recognized to the extent that realization of such benefits is more likely than not.

ACCRUED REBATES-On occasion, the Company enters into contractual agreements with its customers for rebates on certain products it sells. The Company records these amounts as reductions to sales and accrues them on the consolidated balance sheets as incurred.

TRANSLATION ADJUSTMENT-The financial position and results of operations of the Company's international subsidiaries are measured using local currencies as the functional currencies. Assets and liabilities of these operations were translated at the exchange rate in effect at the balance sheet date. Income statement accounts were translated at the average exchange rate during the year. Translation adjustments arising from the use of differing exchange rates from period to period are included in other comprehensive income in the shareholders' equity section of the consolidated balance sheets. Gains and losses that result from foreign currency transactions are included in earnings.

***REVENUE RECOGNITION- The Company records sales and related profits for the majority of its operations as products are shipped and as services are performed.***.

***LONG-TERM SERVICE CONTRACTS- On occasion, the Company enters into long-term service contracts, which are definitive agreements to provide services over a period of time in excess of one year and with respect to which the Company has no contractual right to adjust the prices or terms at or on which its services are supplied during the term of the contract. Revenues are recognized for all long-term service contracts when the service is performed. Total revenues for some long-term service contracts may vary based on the demand for services. Expenses are recognized when incurred, with the exception of installation costs. Any installation costs are capitalized and recognized ratably over the life of the contract, which approximates the anticipated revenue recognition. Any equipment and software purchased to support a long-term service contract is capitalized and depreciated or amortized over the life of the related contract or the life of the asset, whichever is shorter.

In determining the profitability of a long-term service contract, only direct and allocable indirect costs associated with the contract are included in the calculation. The appropriateness of allocations of indirect costs depends on the circumstances and involves the judgement of management, but such costs may include the costs of indirect labor, contract supervision, tools and equipment, supplies, quality control and inspection, insurance, repairs and maintenance, depreciation and amortization and, in some circumstances, support costs. The method of allocating any indirect costs included in the analysis is also dependent upon the circumstances and the judgement of management, but the allocation method must be systematic and rational. General and administrative costs and selling costs are not included in the analysis. Provisions for estimated losses on long-term service contracts, if any, are made in the period in which the loss first becomes probable and reasonably estimable. Projected losses are based on management's best estimates of a contract's revenue and costs. Actual losses on individual long-term service contracts are compared to the loss projections periodically, with any changes in the estimated total contract loss recognized as they become probable and reasonably estimable.

Certain direct costs associated with the electronic benefits transfer contracts discussed in Note 5 are common to a number of contracts and are attributed to each contract based on its use of the services associated with these common direct costs. Revenues or case counts are used to attribute these costs to individual contracts.

In the event an asset impairment loss is recognized on long-lived assets used to support a long-term service contract, the original estimation of the contract's costs is revised to exclude the depreciation and amortization associated with the impaired assets.***

EMPLOYEE STOCK-BASED COMPENSATION-As permitted by Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," the Company continues to account for its employee stock-based compensation in accordance with Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation cost has been recognized for fixed stock options issued under the Company's stock incentive plan. The Company has adopted the disclosure-only provisions of SFAS No. 123 (see Note 9).

COMPREHENSIVE INCOME-In the first quarter of 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires disclosure of comprehensive income and its components in the Company's financial statements. The adoption of this statement had no impact on net income or total shareholders' equity. The Company's comprehensive income consists of net income, unrealized holding gains and losses on securities, and foreign currency translation adjustments.

RECLASSIFICATIONS-Certain amounts reported in 1997 and 1996 have been reclassified to conform with the 1998 presentation. These changes had no impact on previously reported results of operations or shareholders' equity.

USE OF ESTIMATES-The Company has prepared the accompanying consolidated financial statements in conformity with generally accepted accounting principles. In this process, it is necessary for management to make certain assumptions and related estimates affecting the amounts reported in the consolidated financial statements and attached notes. These estimates and assumptions are developed based upon all information available using management's best efforts. However, actual results can differ from assumed and estimated amounts.

NEW ACCOUNTING PRONOUNCEMENTS-In March 1998, the Accounting Standards Executive Committee (AcSEC) of the American Institute of CPAs issued Statement of Position
(SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which provides guidance on accounting for costs of internal-use computer software. The Company's early adoption of this SOP in 1998 did not have a material impact on the Company's reported operating results or financial position.

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

NOTE 2: EARNINGS PER SHARE
--------------------------------------------------------------------------------

The following table reflects the calculation of basic and diluted earnings per share (dollars and shares outstanding in thousands, except per share amounts).


***                                                                              1998           1997           1996
--------------------------------------------------------------------------------------------------------------------
Net income per share - basic:
   Net income                                                                $143,063        $44,672        $65,463
   Weighted average shares outstanding                                         80,648         81,854         82,311
   Net income per share - basic                                              $   1.77        $   .55        $   .80
===================================================================================================================
Net income per share - diluted:
   Net income                                                                $143,063        $44,672        $65,463
--------------------------------------------------------------------------------------------------------------------
   Weighted average shares outstanding                                         80,648         81,854         82,311
   Dilutive impact of options                                                     179             92            121
   Shares contingently issuable                                                    28             11              1
--------------------------------------------------------------------------------------------------------------------
   Weighted average shares and potential dilutive shares outstanding           80,855         81,957         82,433
--------------------------------------------------------------------------------------------------------------------
   Net income per share - diluted                                            $   1.77        $   .55        $   .79
===================================================================================================================
***

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

NOTE 3: RESTRUCTURING CHARGES
--------------------------------------------------------------------------------

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

NOTE 4: IMPAIRMENT LOSSES
--------------------------------------------------------------------------------

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

***An impairment charge of $26.3 million was recorded in 1998 to write-down the carrying value of long-lived assets of the Deluxe Government Services segment. The assets consist of point-of-sale equipment, internal-use software and capitalized installation costs utilized in the electronic benefits transfer
(EBT) activities of this segment. During the third quarter of 1998, management concluded that the operating losses incurred by this business would continue. This is primarily due to the fact that the variable costs associated with supporting benefit recipient activity are higher than originally anticipated and actual transaction volumes are below original expectations. In calculating the impairment charge, the Company determined that the assets utilized by this business have no fair market value. The point-of-sale equipment was purchased via capital leases. The lease buy-out prices for this equipment plus the deinstallation costs exceed the amount equipment resellers are willing to pay for the equipment. The utility of the internal-use software is limited to its use in supporting the EBT business, and the installation costs could not be resold. Thus, the long-lived assets of this business were reduced to a carrying value of $0. This impairment charge is reflected in cost of sales in the 1998 consolidated statement of income.***

***NOTE 5:  ACCRUED CONTRACT/RELATIONSHIP LOSSES
--------------------------------------------------------------------------------

During the third quarter of 1998, the Company recorded a charge of $14.7 million to reserve for expected future losses on existing long-term contracts and relationships of the Deluxe Government Services segment. This charge is reflected in cost of sales in the 1998 consolidated statement of income. This segment provides electronic benefits transfer services to state governments and online medical eligibility verification services to the State of New York. Due to a continuing strong economy, record low unemployment and welfare reform, the actual transaction volumes and expected future revenues of this business are well below original expectations. Additionally, actual and expected future telecommunications, installation, help desk and other costs are significantly higher than originally anticipated, resulting in expected future losses on the existing electronic benefits transfer contracts and relationships of this business. This charge was calculated in accordance with the Company's policy on long-term service contracts (see Note 1). ***

NOTE 6: BUSINESS COMBINATIONS AND DIVESTITURES
--------------------------------------------------------------------------------

1998 DIVESTITURES-During 1998, the Company sold substantially all of the assets of PaperDirect (UK) Limited, ESP Employment Screening Partners, Inc., Social Expressions, and the businesses within the Deluxe Direct Response segment. The Company also sold all of the outstanding stock of PaperDirect, Inc. The aggregate net sales price for these businesses was $113.7 million, consisting of cash proceeds of $87.9 million and notes receivable of $25.8 million. The Company realized a loss of $10.5 million on the combined sale of PaperDirect and Social Expressions. The individual gains and losses recognized on the sales of the other businesses did not have a material impact on the results of the Company. The consolidated financial statements of the Company include the results of these businesses through their individual sale dates.

The following summarized, unaudited pro forma results of operations for the years ended December 31, 1998 and 1997, assume the divestitures occurred as of the beginning of the respective periods. No assumptions were made in the pro forma information concerning the use of the cash received in consideration for the sales of the businesses.


***(dollars in thousands, except per share amounts)         1998          1997
---------------------------------------------------- ------------ -------------
Net sales                                             $1,682,000    $1,654,812
Cost of sales                                            795,722       751,802
SG&A and goodwill impairment charge                      638,428       650,130
Other income (expense)                                     9,381       (40,862)
Provision for income taxes                               104,863        89,928
Net income                                               152,368       122,090
Net income per share - basic                                1.89          1.49
Net income per share - diluted                              1.88          1.49
---------------------------------------------------- ------------ -------------
***

1997 DIVESTITURES-During 1997, the Company sold substantially all of the assets of Nelco, Inc., its U.K. checks business, and a product line within the Deluxe Direct Response segment. The aggregate sales price for these businesses was $17.4 million, consisting of cash proceeds of $11.7 million and notes receivable of $5.7 million. The consolidated financial statements of the Company include the results of these businesses through their individual sale dates. In aggregate, the effect of these divestitures did not have a material impact on the operations of the Company.

1997 ACQUISITIONS-During 1997, the Company acquired substantially all of the assets of Fusion Marketing Group, Inc. for $10.6 million plus amounts contingent on the future earnings of the business. Fusion provides customized database marketing services to financial institutions. The acquisition was accounted for under the purchase method of accounting. Accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their fair values on the date of purchase. The total cost in excess of net assets acquired of $9.6 million was recorded as goodwill and was being amortized over 15 years. In December 1998, the Company sold the assets of this business. The effect of this acquisition and subsequent divestiture did not have a material pro forma impact on the Company's operations.

1996 DIVESTITURES-During 1996, the Company sold its Health Care Forms, T/Maker Company, Financial Alliance Processing Services, Inc., U.K. forms, and internal bank forms businesses. The aggregate sales price for these businesses was $133.3 million, consisting of cash proceeds of $116.7 million and notes receivable of $16.6 million. The resultant aggregate net gain on these sales was $37 million. The consolidated financial statements of the Company include the results of these businesses through their individual sale dates. In aggregate, the 1996 consolidated financial statements of the Company include revenues from these businesses of $118.1 million and net income of $2.6 million.

1996 ACQUISITIONS-During 1996, the Company purchased a number of businesses in the payment protection and database marketing fields. The aggregate amount paid for these acquisitions was $18.6 million. Additionally, under the purchase agreements, the Company may have to pay additional amounts up to $14.3 million contingent on the future net earnings of some of the acquired businesses. Each acquisition was accounted for using the purchase method of accounting. Accordingly, the consolidated financial statements of the Company include the results of these businesses subsequent to their purchase dates. The purchase price for each acquisition was allocated to the assets acquired and liabilities assumed based on their fair values at the time of purchase. The aggregate cost in excess of net assets acquired for these acquisitions was $16.5 million, which was recorded as goodwill and is being amortized over periods ranging from five to 25 years. In December 1998, the assets of the database marketing businesses were sold. The combined effect of these acquisitions and the subsequent divestiture did not have a material pro forma impact on the operations of the Company.

1996 JOINT VENTURE-During 1997, the Company completed its 1996 agreement to form a joint venture with HCL Corporation of India. This venture was formed to provide software development and other services to financial institutions in the United States and in certain foreign countries. The joint venture commenced operations in September 1997. The results of the joint venture did not have a material effect on the Company's operations in 1998 or 1997.

--------------------------------------------------------------------------------

NOTE 7: MARKETABLE SECURITIES

On December 31, 1998 and 1997, marketable securities available for sale consisted of the following (dollars in thousands):

                                                                   1998                                     1997
---------------------------------------------------------------------------------------------------------------------
                                                           Unrealized  Unrealized                        Cost, which
                                                              holding     holding                  approximates fair
                                                     Cost        gain        loss   Fair value                 value
---------------------------------------------------------------------------------------------------------------------
Debt securities issued by the U.S. Treasury      $ 17,084                  $ (97)    $ 16,987               $  8,021
and other government agencies

Debt securities issued by states of the            14,677        $ 23         (2)      14,698
U.S. and political subdivisions of states

Corporate debt securities                           9,450                     (2)       9,448
---------------------------------------------------------------------------------------------------------------------
     Total marketable securities                 $ 41,211        $ 23      $(101)    $ 41,133               $  8,021

Other debt securities (included in cash
equivalents)                                      256,186         185                 256,371                129,700
---------------------------------------------------------------------------------------------------------------------
     Total                                       $297,397        $208      $(101)    $297,504               $137,721
---------------------------------------------------------------------------------------------------------------------


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

NOTE 8: PROVISION FOR INCOME TAXES
--------------------------------------------------------------------------------

The components of the provision for income taxes are as follows (dollars in thousands):

***                                                      1998              1997             1996
--------------------------------------------- ---------------- ----------------- ----------------
Current tax provision:

   Federal                                           $ 73,776          $ 84,392         $ 67,749

   State                                               22,692            14,062           11,794
--------------------------------------------- ---------------- ----------------- ----------------
      Total                                            96,468            98,454           79,543
--------------------------------------------- ---------------- ----------------- ----------------
Deferred tax provision (benefit):

   Federal                                              3,252          (23,876)         (29,581)

   State                                                  132           (4,100)            3,340
--------------------------------------------- ---------------- ----------------- ----------------
      Total                                          $ 99,852          $ 70,478         $ 53,302
============================================= ================ ================= ================
***

The Company's effective tax rate on pretax income differs from the U.S. Federal statutory tax rate of 35% as follows (dollars in thousands):

***                                                                             1998             1997              1996
------------------------------------------------------------------- ----------------- ---------------- -----------------
Income tax at Federal statutory rate                                         $85,020          $40,303           $41,568

State income taxes net of Federal income tax benefit                          14,836            6,442             9,837

Amortization and write-down of non-deductible intangibles                        745           32,116            44,170

Recognition of excess of tax basis over book investment in
subsidiaries sold and held for disposal                                      (2,220)          (3,786)          (45,430)

Change in valuation allowance                                                  (542)            1,024             7,496

Other                                                                          2,013          (5,621)           (4,339)
------------------------------------------------------------------- ----------------- ---------------- -----------------
Provision for income taxes                                                   $99,852          $70,478           $53,302
=================================================================== ================= ================ =================
***

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

Tax effected temporary differences which give rise to a significant portion of deferred tax assets and liabilities at December 31, 1998 and 1997, are as follows (dollars in thousands):


***                                                                                 1998                               1997
------------------------------------------------------ ---------------------------------- ----------------------------------
                                                           Deferred tax     Deferred tax     Deferred tax      Deferred tax
                                                                 assets      liabilities           assets       liabilities
----------------------------------------------------- ----------------- ---------------- ---------------- -----------------
Property, plant, and equipment                                                   $20,937                            $21,837

Capital loss carryforwards                                     $ 25,294                         $     425

Deferred advertising                                                               2,698                              2,994

Employee benefit plans                                            7,490                            12,599

Inventory                                                           708                             1,755

Intangibles                                                                       34,656                             19,280

Net operating loss carry forwards                                13,919                            14,224

Excess of tax basis over book investment in
subsidiaries held for disposal                                                                     34,203

Restructuring accrual                                            19,218                            18,419

Reserve for legal proceedings                                    12,373                            13,991

Accrued contract and relationship losses                          5,144

Miscellaneous reserves and accruals                              13,414                             7,213

All other                                                        14,679            7,706            9,861             7,111
------------------------------------------------------ ----------------- ---------------- ---------------- -----------------
Subtotal                                                        112,239           65,997          112,690            51,222

Valuation allowance                                            (17,207)                          (17,163)
------------------------------------------------------ ----------------- ---------------- ---------------- -----------------
Total deferred taxes                                          $  95,032          $65,997        $  95,527           $51,222
====================================================== ================= ================ ================ =================
   ***

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

NOTE 9: EMPLOYEE BENEFIT AND STOCK-BASED COMPENSATION PLANS
--------------------------------------------------------------------------------

STOCK PURCHASE PLAN-The Company has an employee stock purchase plan that enables eligible employees to purchase the Company's common stock at 75% of its fair market value on the first business day following each three-month purchase period. Compensation expense recognized for the difference between the employees' purchase price and the fair value of the stock was $5.9 million, $6.7 million and $7.5 million in 1998, 1997 and 1996, respectively. Under the plan, 698,830, 840,143 and 907,424 shares were issued at prices ranging from $24.38 to $26.16, $22.88 to $24.75 and $22.41 to $28.04 in
1998, 1997 and 1996, respectively.

STOCK INCENTIVE PLAN-Under the stock incentive plan, stock-based awards may be issued to employees via a broad range of methods, including non-qualified or incentive stock options, restricted stock and restricted stock units, stock appreciation rights and other awards based on the value of the Company's common stock. Options become exercisable in varying amounts beginning generally one year after the date of grant. The plan was amended in 1996 to reserve an aggregate of 7 million shares of common stock for issuance under the plan. Through 1998, the Company has issued restricted shares and restricted stock units, and non-qualified and incentive stock options. At December 31, 1998, options for 3.8 million shares remain available for issuance under the plan.

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

All options allow for the purchase of shares of common stock at prices equal to their market value at the date of grant. Information regarding the options issued under the current plan, which was adopted in 1994, the remaining options outstanding under the former plan adopted in 1984, and the DeluxeSHARES plan, is as follows:


                                                                                           Weighted-average
                                                                 Number of shares            exercise price
------------------------------------------------------------------------------------------------------------
Outstanding at January 1, 1996                                          2,147,573                    $34.81

Granted                                                                   631,250                     30.63

Exercised                                                               (144,039)                     30.71

Canceled                                                                (496,225)                     34.54

------------------------------------------------------------------------------------------------------------
Outstanding at December 31, 1996                                        2,138,559                    $33.92

Granted                                                                   808,400                     30.92

Exercised                                                               (126,100)                     29.25

Canceled                                                                (317,507)                     35.07

------------------------------------------------------------------------------------------------------------
Outstanding at December 31, 1997                                        2,503,352                    $33.04

Granted                                                                 3,085,800                     33.18

Exercised                                                               (277,848)                     29.76

Canceled                                                                (689,042)                     34.60
-----------------------------------------------------------------------------------------------------------
Outstanding at December 31, 1998                                        4,622,262                    $33.10
============================================================================================================

For options outstanding and exercisable at December 31, 1998, the exercise price ranges and average remaining lives were as follows:

                                                           Options outstanding                    Options exercisable
                           ----------------------------------------------------    ----------------------------------
                                                   Weighted-         Weighted-                              Weighted-
         Range of exercise           Number          average           average               Number           average
                    prices      outstanding   remaining life    exercise price          exercisable    exercise price
-------------------------- ----------------- ---------------- -----------------    ----------------- ----------------
$27.125 to $32.875                1,494,697       6.76 years            $30.39            1,116,733           $30.21
$33.00 to $35.125                 2,677,500       6.48 years             33.22               74,500            33.29
$35.50 to $45.875                   450,065       3.75 years             41.37              450,065            41.37
-------------------------- ----------------- ---------------- -----------------    ----------------- ----------------
                                  4,622,262       6.30 years            $33.10            1,641,298           $33.41
=====================================================================================================================


The Company issued 60,912, 72,581 and 19,752 restricted shares and restricted stock units at weighted-average fair values of $33.22, $31.52 and $35.25 during 1998, 1997 and 1996, respectively. These awards generally vest over periods ranging from one to five years.

Pro forma information regarding net income and income per share has been determined as if the Company had accounted for its employee stock-based compensation under the fair value method of SFAS No. 123. The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model. The following weighted-average assumptions were used in valuing options issued in 1998: risk-free interest rate of 5.94%, dividend yield of 4.52% and expected volatility of 21.75%. The following weighted-average assumptions were used in valuing options issued in 1997 and 1996: risk-free interest rate of about 6%, dividend yield of approximately 4% and expected volatility of 23%. The weighted-average expected option life was 5.90 years,
7.17 years and 6.90 years for 1998, 1997 and 1996, respectively. The weighted-average fair value of options granted in 1998, 1997 and 1996 was $5.99, $7.49 and $6.86 per share, respectively. For purposes of pro forma disclosures, the estimated fair value of the options was recognized as expense over the options' vesting periods. The Company's pro forma net income and income per share were as follows (dollars in thousands, except per share amounts):


***                                                     1998             1997              1996
------------------------------------------- ----------------- ---------------- -----------------
Net income:
   As reported                                      $143,063          $44,672           $65,463
   Pro forma                                         140,510           44,536            63,353
Basic net income per share:
   As reported                                      $   1.77          $   .55           $   .80
   Pro forma                                            1.74              .54               .77
Diluted net income per share:
   As reported                                      $   1.77          $   .55           $   .79
   Pro forma                                            1.74              .54               .77
=========================================== ================ ================= =================
***

These pro forma calculations only include the effects of grants made subsequent to January 1, 1995. As such, these impacts are not necessarily indicative of the effects on reported net income of future years.


PROFIT SHARING, DEFINED CONTRIBUTION AND 401(K) PLANS-The Company maintains profit sharing plans, a defined contribution pension plan and plans established under section 401(k) of the Internal Revenue Code to provide retirement benefits for certain employees. The plans cover substantially all full-time employees with approximately 15 months of service. Contributions to the profit sharing and defined contribution plans are made solely by the Company. Employees may contribute up to the lessor of $10,000 or 10% of their wages to the 401(k) plan. The

Company will match the first 1% of wages contributed and 50% of the next 4% of wages contributed. All contributions are remitted to the plans' respective trustees, and benefits provided by the plans are paid from accumulated funds by the trustees.

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

NOTE 10: POSTRETIREMENT BENEFITS
--------------------------------------------------------------------------------

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


The following table summarizes the change in benefit obligation and plan assets during 1998 and 1997 (dollars in thousands):

---------------------------------------------------------------------------------------- -------------------------
Benefit obligation, January 1, 1997                                                                       $59,145
   Service cost                                                                                               877
   Interest cost                                                                                            4,163
   Actuarial gains and losses                                                                               6,195
   Benefits paid from plan assets and general funds of the Company                                        (4,197)
---------------------------------------------------------------------------------------- -------------------------
Benefit obligation, December 31, 1997                                                                      66,183
   Service cost                                                                                             1,218
   Interest cost                                                                                            4,651
   Actuarial gains and losses                                                                              14,232
   Effect of curtailment                                                                                  (1,056)
   Benefits paid from general funds of the Company                                                        (4,589)
---------------------------------------------------------------------------------------- -------------------------
Benefit obligation, December 31, 1998                                                                     $80,639
---------------------------------------------------------------------------------------- -------------------------

Fair value of plan assets, January 1, 1997                                                                $51,828
   Actual return on plan assets                                                                            11,133
   Benefits paid                                                                                          (2,758)
---------------------------------------------------------------------------------------- -------------------------
Fair value of plan assets, December 31, 1997                                                               60,203
   Actual return on plan assets                                                                             4,283
---------------------------------------------------------------------------------------- -------------------------
Fair value of plan assets, December 31, 1998                                                              $64,486
---------------------------------------------------------------------------------------- -------------------------

The funded status of the plan was as follows at December 31 (dollars in thousands):

                                                                                    1998                        1997
------------------------------------------------------------- --------------------------- ---------------------------
Accumulated postretirement benefit obligation                                    $80,639                     $66,183
Less:
   Fair value of plan assets (debt and equity securities)                         64,486                      60,203
   Unrecognized prior service cost                                                 1,285                       1,621
   Unrecognized net loss (gain)                                                   13,367                      (2,364)
   Unrecognized transition obligation                                              8,209                      10,192
------------------------------------------------------------- --------------------------- ---------------------------
Prepaid postretirement asset recognized in the consolidated
balance sheets                                                                   $(6,708)                    $(3,469)
------------------------------------------------------------- --------------------------- ---------------------------


Net postretirement benefit cost for the years ended December 31 consisted of the following components (dollars in thousands):

                                                                                 1998               1997               1996
------------------------------------------------------------------ ------------------- ------------------ ------------------
Service cost--benefits earned during the year                                  $1,218              $ 877              $ 899
Interest cost on the accumulated postretirement benefit
obligation                                                                      4,651              4,163              4,416
Expected return on plan assets                                                 (5,719)            (4,979)            (4,299)
Amortization of transition obligation                                             680                680              1,025
Amortization of prior service cost                                                269                269                415
Recognized net amortization of gains and losses                                   (63)               (78)               (48)
------------------------------------------------------------------ ------------------- ------------------ ------------------
Net postretirement benefit cost                                                 1,036                932              2,408
Curtailment loss                                                                  315                                 3,019
------------------------------------------------------------------ ------------------- ------------------ ------------------
Total postretirement benefit cost                                              $1,351              $ 932             $5,427
================================================================== =================== ================== ==================


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

NOTE 11: LEASE AND DEBT COMMITMENTS
--------------------------------------------------------------------------------

Long-term debt was as follows at December 31 (dollars in thousands):

                                                                                                  1998               1997
------------------------------------------------------------------------------------ ------------------ ------------------
8.55% unsecured and unsubordinated notes due February 15, 2001                                $100,000           $100,000
Other                                                                                           13,653             17,064
------------------------------------------------------------------------------------ ------------------ ------------------
   Total long-term debt                                                                        113,653            117,064
   Less amount due within one year                                                               7,332              7,078
------------------------------------------------------------------------------------ ------------------ ------------------
      Total                                                                                   $106,321           $109,986
==================================================================================== ================== ==================

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

The Company has uncommitted bank lines of credit for $145 million available at variable interest rates. No amounts were drawn on these lines during 1998. The average amount drawn on these lines during 1997 was $3.1 million at a weighted-average interest rate of 6.47%. There was no outstanding balance at December 31, 1998 and 1997 on these lines of credit. The Company also has in place a $150 million committed line of credit available for borrowing and as support for commercial paper. As of December 31, 1998 and 1997, the Company had no commercial paper outstanding and no indebtedness outstanding under its committed line of credit. Additionally, the Company has a shelf registration in place for the issuance of up to $300 million in medium-term notes. Such notes could be used for general corporate purposes, including working capital, capital expenditures, possible acquisitions and repayment or repurchase of outstanding indebtedness and other securities of the Company. As of December 31, 1998 and 1997, no such notes were issued or outstanding.

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

NOTE 12: COMMON STOCK PURCHASE RIGHTS
--------------------------------------------------------------------------------

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

NOTE 13: SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------

                                                                                                       Accumulated other
                                                                                                     comprehensive income
----------------------------------------------------------------------------------------------------------------------------
                                                                                                     Unrealized
                                                       Additional                                   gain (loss)    Cumulative
                                              Common      paid-in      Retained        Unearned   on marketable   translation
***(Dollars in thousands)                     shares      capital      earnings    compensation      securities    adjustment
---------------------------------------- ------------ ------------ ------------- --------------- --------------- -------------
Balance, December 31, 1995                  $82,364      $ 1,455    $ 697,036           $(739)  |       $(242)      $   500
Net income                                                             65,463                   |
Cash dividends                                                      (121,976)                   |
Common stock issued                           1,106       35,824                                |
Common stock retired                        (1,414)     (37,279)      (9,372)                   |
Unearned compensation                                                                    (198)  |
Unrealized fair value adjustments                                                               |          242
Translation adjustment                                                                          |                       146
--------------------------------------- ------------- ------------ ------------ ----------------|-------------- -------------
Balance, December 31, 1996                   82,056            0      631,151            (937)  |            0          646
Net income                                                             44,672                   |
Cash dividends                                                      (121,321)                   |
Common stock issued                             985       30,124                                |
Common stock retired                        (1,715)     (25,366)     (29,200)                   |
Unearned compensation                                                                      288  |
Translation adjustment                                                                          |                   (1,135)
--------------------------------------- ------------- ------------ ------------ ----------------|-------------- -------------
Balance, December 31, 1997                   81,326        4,758      525,302            (649)  |            0        (489)
Net income                                                            143,063                   |
Cash dividends                                                      (119,682)                   |
Common stock issued                             988       31,613                                |
Common stock retired                        (1,833)     (29,549)     (28,941)                   |
Unearned compensation                                                                      411  |
Unrealized fair value adjustments                                                               |           70
Translation adjustment                                                                          |                      177
--------------------------------------- ------------- ------------ ------------ ----------------|-------------- -------------
Balance, December 31, 1998                  $80,481    $   6,822    $ 519,742          $ (238)  |        $  70      $   (312)
======================================= ============= ============ ============ ================|============== =============
***

NOTE 14: BUSINESS SEGMENT INFORMATION
--------------------------------------------------------------------------------

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

***The Company has organized its business units into six operating segments based on the nature of the products and services offered by each: Deluxe Paper Payment Systems, Deluxe Payment Protection Systems, Deluxe Electronic Payment Systems, Deluxe Direct Response, Deluxe Government Services and Deluxe Direct. Deluxe Paper Payment Systems provides check printing services to financial services companies and markets checks and business forms directly to households and small businesses. Deluxe Payment Protection Systems provides payment protection, collection and risk management services to financial institutions and retailers. Deluxe Electronic Payment Systems provides electronic funds transfer processing and software services to the financial and retail industries. Deluxe Direct Response, which was sold in 1998, provided direct marketing, customer database management and related services to the financial industry and other businesses. Deluxe Government Services provides electronic benefits transfer services to state governments and online medical eligibility verification services to the State of New York. Deluxe Direct, which was sold in 1998, primarily sold greeting cards, stationery, and specialty paper products through direct mail. All segments operate primarily in the United States. Deluxe Electronic Payment Systems also has international operations. No single customer of the Company accounted for more than 10% of net sales in 1998, 1997 or 1996.***

The accounting policies of the segments are the same as those described in Note
1. In evaluating segment performance, management focuses on income from operations. This measurement excludes special charges (e.g., restructuring charges, asset impairment charges, charges for legal proceedings, etc.), interest expense, investment income, income tax expense and other non-operating items, such as gains or losses from asset disposals. Corporate expenses are allocated to the segments as a fixed percentage of segment revenues. This allocation includes expenses for various support functions such as human resources, information services and finance and includes depreciation and amortization expense related to corporate assets. The corresponding corporate asset balances are not allocated to the segments. Most intersegment sales are based on current market pricing.

                                         Deluxe       Deluxe        Deluxe
***                                       Paper      Payment    Electronic        Deluxe          Deluxe
                                        Payment   Protection       Payment        Direct      Government      Deluxe         Total
1998 (dollars in thousands)             Systems      Systems       Systems      Response        Services      Direct      Segments
------------------------------- --------------- ------------- ------------- ------------- --------------- ----------- -------------
Net sales from external             $1,277,875      $214,407      $128,976       $42,662         $43,970    $223,906    $1,931,796
  customers
Intersegment sales                       1,956         1,304         1,880           722                                     5,862

Operating income (loss)                312,782        29,791         1,803      (20,060)         (6,498)       5,047       322,865
excluding special charges

Special charges                         11,099           623         1,381         2,513          41,180                    56,796

Operating income (loss)                301,683        29,168           422      (22,573)        (47,678)       5,047       266,069
including special charges

Segment assets                         408,005       103,296       123,328                        12,330                   646,959

Depreciation and amortization           37,731         9,990        13,244         2,213           4,225                    67,403
expense

Capital purchases                       58,705        13,254        15,508           602             320       1,623        90,012
------------------------------- --------------- ------------- ------------- ------------- --------------- ----------- -------------

                                          Deluxe        Deluxe        Deluxe
                                           Paper       Payment    Electronic      Deluxe          Deluxe
                                         Payment    Protection       Payment      Direct      Government      Deluxe         Total
1997 (dollars in thousands)              Systems       Systems       Systems    Response        Services      Direct      segments
----------------------------------- ------------- ------------- ------------- ----------- --------------- ----------- -------------
Net sales from external               $1,287,367      $190,559      $115,012     $49,781         $26,965    $249,682    $1,919,366
 customers

Intersegment sales                           786         2,280         1,584       3,187                       1,137         8,974

Operating income (loss) excluding        291,626        33,984         (709)    (19,742)        (12,270)     (5,231)       287,658
special charges

Goodwill impairment charge                                             9,361       3,000                      70,532        82,893

Other special charges                     17,696                       3,270       2,000                      13,480        36,446

Operating income (loss) including        273,930        33,984      (13,340)    (24,742)        (12,270)    (89,243)       168,319
special charges

Segment assets                           402,661        92,739       111,486      47,876          32,124     121,824       808,710

Depreciation and amortization             34,267         8,830        14,908       6,902           3,580         697        69,184
  expense

Capital purchases                         38,623         9,042        12,226       3,026             690       2,191        65,798
----------------------------------- ------------- ------------- ------------- ----------- --------------- ----------- -------------
***

1996 (dollars in thousands)
----------------------------------- ------------- ------------- ------------- ----------- --------------- ----------- -------------
Net sales from external               $1,274,336      $145,507      $108,845     $46,719         $20,894    $383,326    $1,979,627
  customers

Intersegment sales                           406         2,248           181       3,288                       3,911        10,034

Operating income (loss) excluding        282,165        29,472        (9,317)        369          (8,776)    (31,016)      262,897
special charges

Goodwill impairment charge                                                                                   111,900       111,900

Other special charges                     40,705                       6,925                                  14,500        62,130

Operating income (loss) including        241,460        29,472       (16,242)        369          (8,776)   (157,416)       88,867
special charges

Segment assets                           419,105        85,698       134,272      17,117          14,358     223,019       893,569

Depreciation and amortization
  expense                                 36,188         5,581        17,546       3,687           3,622      28,261        94,885

Capital purchases                         54,870         8,896         2,823                       1,624       7,699        75,912
----------------------------------- ------------- ------------- ------------- ----------- --------------- ----------- -------------

Segment information reconciles to consolidated amounts as follows (dollars in thousands):

***OPERATING INCOME INCLUDING SPECIAL CHARGES                      1998             1997              1996
------------------------------------------------------ ----------------- ---------------- -----------------
Total segment operating income including special               $266,069         $168,319           $88,867
charges

Elimination of intersegment profits                                  28               99            (1,758)

Unallocated corporate expenses                                  (23,087)         (12,698)
------------------------------------------------------ ----------------- ---------------- -----------------
Total consolidated operating income including
special charges                                                $243,010         $155,720           $87,109
------------------------------------------------------ ----------------- ---------------- -----------------
***

1998 unallocated corporate expenses consist of corporate special charges and charges for certain corporate liabilities that are not allocated to the segments. 1997 unallocated corporate expenses consist primarily of corporate special charges.

***                                                                      December 31,
--------------------------------------------------- ----------------- ---------------- ----------------

TOTAL ASSETS                                                   1998              1997             1996
--------------------------------------------------- ---------------- ----------------- ----------------
Total segment assets                                     $  646,959        $  808,710       $  893,569
Unallocated corporate assets                                524,560           339,654          282,871
--------------------------------------------------- ---------------- ----------------- ----------------
Total consolidated assets                                $1,171,519        $1,148,364       $1,176,440
--------------------------------------------------- ---------------- ----------------- ----------------
***

Unallocated corporate assets consist primarily of cash, investments, and fixed assets and intangibles utilized by the corporate support functions.

***DEPRECIATION AND AMORTIZATION EXPENSE                           1998             1997              1996
------------------------------------------------------ ----------------- ---------------- -----------------
Total segment depreciation and amortization                     $67,403          $69,184          $ 94,885
  expense
Depreciation and amortization of unallocated
  corporate assets                                               16,413           11,959            11,751
------------------------------------------------------ ----------------- ---------------- -----------------
Total consolidated depreciation and amortization
expense                                                         $83,816          $81,143          $106,636
------------------------------------------------------ ----------------- ---------------- -----------------
***

CAPITAL PURCHASES                                                  1998             1997              1996
------------------------------------------------------ ----------------- ---------------- -----------------
Total segment capital purchases                                $ 90,012         $ 65,798           $75,912
Corporate capital purchases                                      31,263           43,702            16,126
------------------------------------------------------ ----------------- ---------------- -----------------
Total consolidated capital purchases                           $121,275         $109,500           $92,038
------------------------------------------------------ ----------------- ---------------- -----------------

Corporate capital purchases consist primarily of a new financial information system and various other information system enhancements.

Revenues are attributed to geographic areas based on the location of the assets producing the revenues. The Company's operations by geographic area are as follows (in thousands):

                                                                                              LONG-LIVED ASSETS
***                                          NET SALES FROM EXTERNAL CUSTOMERS                     DECEMBER 31,
---------------------------------------------------------------------------------------------------------------
                                            1998            1997         1996                 1998        1997
---------------------------------------------------------------------------------------------------------------
United States                         $1,905,294      $1,882,100   $1,935,996             $337,048    $409,177

Foreign countries                         26,502          37,266       43,631                3,029       5,831
---------------------------------------------------------------------------------------------------------------
Total consolidated                    $1,931,796      $1,919,366   $1,979,627             $340,077    $415,008
---------------------------------------------------------------------------------------------------------------

***


NOTE 15: LEGAL PROCEEDINGS
--------------------------------------------------------------------------------

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


***NOTE 16:  RESTATEMENT
--------------------------------------------------------------------------------

Subsequent to the filing of the Company's Annual Report on Form 10-K for the year ended December 31, 1998, the management of the Company and the Securities and Exchange Commission ("SEC") had discussions regarding the Company's accounting for expected future losses on long-term service contracts and relationships of the Deluxe Government Services segment. As a result of these discussions, which concluded in September 1999, the Company has revised the amount of the reserve recorded for expected future losses on these contracts and relationships. Additionally, the Company has recorded an asset impairment charge relating to the long-lived assets of this segment.


The Company concluded that any contract loss accrual should be excluded from the undiscounted cash flow analysis used in determining whether or not there is an impairment of long-lived assets. In the situation where an impairment is recorded, the original estimation of contract costs used in the calculation of a contract loss accrual would then require an adjustment to exclude the depreciation and amortization associated with the impaired assets.

Application of the revised methodology modified the calculations related to the Deluxe Government Services segment. Such revisions for the year ended December 31, 1998 consisted of asset impairment charges of $26.3 million on long-lived assets, offset by reductions of $20.7 million in the contract loss accrual and $2.0 million related to depreciation and amortization expense, for a net charge to cost of sales of $3.6 million and a reduction in net income of $2.3 million, net of a tax benefit of $1.3 million. As a result of these adjustments, basic and diluted net income per share for the year ended December 31, 1998 decreased to $1.77 per share from $1.80 per share. The accompanying consolidated financial statements for the year ended December 31, 1998 have been restated to give effect to these revised calculations.


NOTE 17:  SUBSEQUENT EVENTS (UNAUDITED)
--------------------------------------------------------------------------------

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

REPORT OF INDEPENDENT AUDITORS


To the Shareholders of Deluxe Corporation:

We have audited the accompanying consolidated balance sheets of Deluxe Corporation and its subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, comprehensive income, and cash flows for each of the three years in the period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

As discussed in Note 16, the accompanying 1998 consolidated financial statements have been restated.



/s/ Deloitte & Touche LLP
    Deloitte & Touche LLP

Minneapolis, Minnesota
January 26, 1999 (September 24, 1999, as to Note 16)

SUMMARIZED QUARTERLY FINANCIAL DATA (UNAUDITED)
***

1998 Quarter Ended                                    March 31           June 30     September 30       December 31
--------------------------------------------- ----------------- ----------------- ---------------- -----------------
Net Sales                                             $488,970          $474,791         $469,770          $498,265
Cost of sales                                          223,612           219,571          259,188           214,034
Net income (loss)                                       43,571            42,255            (115)(1)         57,352(1)
Per share of common stock
   Net income - basic                                      .54               .52              .00               .71
   Net income - diluted                                    .54               .52              .00               .71
   Cash dividends                                          .37               .37              .37               .37
--------------------------------------------- ----------------- ----------------- ---------------- -----------------
***



1997 Quarter Ended                                    March 31           June 30     September 30       December 31
--------------------------------------------- ----------------- ----------------- ---------------- -----------------
Net Sales                                             $490,104          $463,750         $466,908          $498,604
Cost of sales                                          227,195           214,854          222,516           218,622
Net income (loss)                                       41,425            37,457         (67,515)(2)         33,305
Per share of common stock
   Net income (loss) - basic                               .50               .46            (.82)               .41
   Net income (loss) - diluted                             .50               .46            (.82)               .41
   Cash dividends                                          .37               .37              .37               .37
--------------------------------------------- ----------------- ----------------- ---------------- -----------------


(1)***1998 third quarter results include a pretax charge of $74.7 million. See page 2 of Management's discussion and analysis for further discussion. 1998 third and fourth quarter results were restated, as discussed in Note 16 in the Notes to Consolidated Financial Statements. Net income (loss) for the third quarter of 1998 decreased to a net loss of $.1 million from net income of $2.8 million. Net income for the fourth quarter of 1998 increased to $57.4 million from $56.8 million.***

(2)1997 third quarter results include a pretax charge of $180 million. See page 2 of Management's discussion and analysis for further discussion.