Form 10-K/A, Exhibit 13
period 1998-12-31
DELUXE CORP
filed 1999-10-07
CIK 27996

EXHIBIT 13.2


FINANCIAL HIGHLIGHTS

                                                                                                    1998         1997
(Dollars in thousands, except per share amounts)                                        (AS RESTATED)(1)
----------------------------------------------------------------------------------------------------------------------
Net sales                                                                                     $1,931,796   $1,919,366
Net income(2)                                                                                    143,063       44,672
   Return on sales                                                                                 7.41%        2.33%
   Per share - basic                                                                                1.77          .55
   Per share - diluted                                                                              1.77          .55
   Return on average shareholders' equity                                                         23.51%        6.75%
Cash dividends per share                                                                            1.48         1.48
Shareholders' equity                                                                             606,565      610,248
Average common shares outstanding (thousands)                                                     80,648       81,854
Number of shareholders                                                                            15,805       16,897
Number of employees                                                                               15,296       18,937
----------------------------------------------------------------------------------------------------------------------

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

(2)Net income includes reorganization and other special charges in both 1998 and 1997. See page 2 of Management's Discussion and Analysis included in the Company's Amendment No. 1 to the Annual Report on Form 10-K for the year ended December 31, 1998.


NET SALES                                             CASH FROM OPERATIONS
(Dollars in billions)                                 (Dollars in millions)

[BAR CHART]                                           [BAR CHART]
94       1.83                                         94       193.8
95       1.94                                         95       209.3
96       1.98                                         96       290.7
97       1.92                                         97       295.8
98       1.93                                         98       294.8

NET INCOME PER SHARE - BASIC                         NET INCOME
(Dollars)                                            (Dollars in millions)

[BAR CHART]                                          [BAR CHART]
94       1.71                                        94       140.9
95       1.06                                        95        87.0
96        .80                                        96        65.5
97        .55                                        97        44.7
98       1.77                                        98       143.1



Page 39