Form 10-K405, Exhibit 13
period 2000-12-31
DELUXE CORP
filed 2001-03-23
CIK 27996

Exhibit 13


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

COMPANY PROFILE

During 2000, we operated two business segments: Paper Payment Systems and eFunds. Paper Payment Systems provides checks and related products to individuals and small businesses located in the United States. eFunds provides transaction processing and risk management services to financial institutions, retailers, electronic funds transfer networks, e-commerce providers and government agencies and also offers information technology consulting and business process management services. On December 29, 2000, we distributed our 40 million shares of eFunds Corporation stock, representing 87.9% of eFunds' total outstanding stock, to our shareholders of record on December 11, 2000. Each shareholder received .5514 eFunds share for each Deluxe share owned. Cash was issued in lieu of fractional shares. We received confirmation from the Internal Revenue Service that this spin-off transaction would be tax-free to us and to our shareholders for U.S. federal income tax purposes, except to the extent that cash was received in lieu of fractional shares. The results of the eFunds segment are reflected as discontinued operations in our consolidated financial statements.
   During 1999 and 1998, we also operated NRC Holding Corporation, a collections business. This business was sold in December 1999.
   During 1998, we operated two additional segments: Direct Response and Deluxe Direct. The sales of both of these businesses were completed in December 1998. Direct Response provided direct marketing, customer database management, and related services to the financial industry and other businesses. Deluxe Direct primarily sold greeting cards, stationery, and specialty paper products through direct mail.

UNUSUAL CHARGES AND CREDITS

Over the past three years, we have had charges for restructurings, asset impairments and other developments, as well as gains and losses from the dispositions of businesses. These items have had a significant impact on our results of operations and financial position over this period of time. The significant items recorded in 2000, 1999 and 1998, on a pre-tax basis, were:

Year Ended December 31,
--------------------------------------------------------------------------------
(dollars in thousands)                           2000        1999      1998
--------------------------------------------------------------------------------
Continuing  operations:
   Net restructuring (reversals) charges      $ (2,253)   $ (8,155)  $36,327
   Asset impairment charges                      9,740          --        --
   (Gains) losses on sales of businesses            --     (19,770)    4,850
--------------------------------------------------------------------------------
      Total continuing  operations               7,487     (27,925)   41,177
Discontinued  operations                        27,041       4,207    38,943
--------------------------------------------------------------------------------
      Total charges  (gains)                  $ 34,528    $(23,718)  $80,120
================================================================================


These items are reflected in our consolidated statements of income as follows:

Year Ended December 31,
--------------------------------------------------------------------------------
(dollars in thousands)                           2000        1999      1998
--------------------------------------------------------------------------------
Cost of goods sold                            $     --    $ (1,950)  $10,853
Selling, general and
   administrative expense                        7,369      (3,863)   17,941
Other expense (income)                             118     (22,112)   12,383
--------------------------------------------------------------------------------
      Total continuing operations                7,487     (27,925)   41,177
Discontinued operations                         27,041       4,207    38,943
--------------------------------------------------------------------------------
      Total charges (gains)                    $34,528    $(23,718)  $80,120
================================================================================

   For more information about these items, see Notes 4, 5, 6 and 16 to our consolidated financial statements.


18    Deluxe Corporation   *   2000 Annual Report

RESULTS OF OPERATIONS

The following table presents, for the periods indicated, the relative composition of selected statement of income data:

Year Ended December 31,
---------------------------------------------------------------------------------------------------------------------
                                                         2000                   1999                     1998
---------------------------------------------------------------------------------------------------------------------
(dollars in thousands,                                          % of                  % of                       % of
except revenue per unit amounts)                      $      Revenue          $    Revenue             $      Revenue
---------------------------------------------------------------------------------------------------------------------
Continuing Operations:
   Revenue from external customers              $1,262,712       --     $1,363,798     --        $1,673,715      --
   Gross  profit                                   811,455     64.3%       807,886   59.2%          943,976    56.4%
   Selling, general and administrative expense     534,145     42.3%       509,652   37.4%          686,082    41.0%
   Operating income                                277,310     22.0%       298,234   21.9%          257,894    15.4%
On-going operations:
   Revenue from external customers              $1,262,712       --     $1,239,724     --        $1,285,728      --
   Units (millions)(1)                              101.16       --         105.21     --            111.85      --
   Revenue per unit                                  12.48       --          11.78     --             11.50      --
   Gross  profit                                   811,455     64.3%       777,342   62.7%          779,021    60.6%
   Selling, general and administrative expense     534,145     42.3%       481,129   38.8%          507,241    39.5%
   Operating income                                277,310     22.0%       296,213   23.9%          271,780    21.1%
Divested businesses (including
   intercompany eliminations):
      Revenue from external customers           $       --       --     $  124,074     --        $  387,987      --
      Gross profit                                      --       --         30,544   24.6%          164,955    42.5%
      Selling, general and administrative expense       --       --         28,523   23.0%          178,841    46.1%
      Operating income                                  --       --          2,021    1.6%          (13,886)   (3.6%)
=====================================================================================================================

(1) Units represents an equivalent measure used across all product lines to measure sales volume.

YEAR ENDED DECEMBER 31, 2000 COMPARED TO THE YEAR ENDED DECEMBER 31, 1999

REVENUE: Revenue decreased $101.1 million, or 7.4%, to $1,262.7 million for 2000 from $1,363.8 million for 1999. Our collections business, which was sold in December 1999, had revenue of $124.1 million in 1999. With this revenue excluded from 1999, revenue increased $23.0 million, or 1.9%, in 2000. We acquired Designer Checks in February 2000, which contributed revenue of $55.9 million. Additionally, revenue per unit increased 5.9% due to price increases and sales of higher priced products. We increased sales of higher priced products by selling directly to consumers where we could pursue opportunities to sell additional products. Partially offsetting these increases, was a 3.8% decrease in units due to lost financial institution clients and fewer new customers for products sold directly to consumers, excluding those obtained through the Designer Checks acquisition. The loss of financial institutions was due primarily to bank consolidations and competitive pricing which fell below our revenue and profitability per unit targets. There were fewer new customers for direct-to-consumer sales due to reduced spending on direct marketing.
   In 2001, we plan to offset volume declines by expanding product offerings and increasing our customer base through promotional spending.

GROSS PROFIT: Gross profit increased $3.6 million to $811.5 million for 2000 from $807.9 million for 1999. As a percentage of revenue, gross margin increased to 64.3% in 2000 from 59.2% in 1999. Excluding our collections business which was sold in December 1999, gross profit increased $34.1 million and our 1999 gross margin percentage was 62.7%. The improvement over 1999 was due to process improvements, the loss of lower margin financial institution clients due to bank consolidations and competitive pricing, and increased revenue per unit. We continued to see cost savings from check printing plant closings, as well as general production efficiencies, including reduced inventory and supplies levels and improved production workflow. The last of the scheduled check printing plant closings was completed during the first quarter of 2000, and two facilities were consolidated into one at the end of the second quarter of 2000. We plan to continue our process improvements in 2001, although the large levels of cost savings seen in previous years are not anticipated.


                                               Enhancing shareholder value    19

SELLING, GENERAL AND ADMINISTRATIVE EXPENSE: Selling, general and administrative (SG&A) expense increased $24.4 million, or 4.8%, to $534.1 million for 2000 from $509.7 million for 1999. Excluding our collections business which was sold in December 1999, SG&A expense increased $53.0 million, or 11.0% in 2000. 2000 SG&A expense includes asset impairment charges of $9.7 million and restructuring charges of $0.9 million relating to a discontinued e-commerce project. During 2000, we introduced PlaidMoon.com, an Internet-based business concept that allowed consumers to design and purchase personalized items. In October 2000, we announced that we were scaling back and repositioning our PlaidMoon.com business concept. Instead of being a standalone business as had been planned, it is being folded into the rest of the business. As a result of this decision, we completed an evaluation to determine to what extent the long-lived assets and employees of the business could be utilized by our other businesses or with external alliance partners. We recorded the asset impairment and restructuring charges in the fourth quarter of 2000 based on the results of this evaluation. The increase in SG&A expense was also due to the acquisition of Designer Checks in February 2000 and increased spending on e-commerce capabilities for existing businesses. In 2001, we anticipate continuing spending on e-commerce infrastructure and increasing promotional spending to obtain new customers.

OTHER INCOME: Other income decreased $21.4 million to $2.5 million for 2000 from $23.9 million for 1999. This was primarily due to a gain of $19.8 million recognized in 1999 on the sale of our collections business.

INTEREST EXPENSE: Interest expense increased $3.2 million to $10.8 million for 2000 as compared to $7.6 million for 1999. This was due to higher levels of borrowings in 2000 than in 1999. During 2000, we had an average of $18.8 million drawn on our lines of credit, as well as an average of $6.2 million of commercial paper outstanding. During 1999, we had an average of $13.8 million drawn on our lines of credit and no commercial paper outstanding.

INVESTMENT INCOME: Investment income decreased $3.6 million to $4.5 million for 2000 as compared to $8.1 million for 1999. This was due to lower levels of investments in marketable securities and short-term investments (cash equivalents) during 2000. Our average investment level was $77.5 million during 2000 as compared to $161.7 million during 1999. We had higher levels of cash available for investment in 1999 due to proceeds from sales of businesses which occurred in December 1998. The acquisition of Designer Checks in February 2000 reduced cash available for investment during 2000.

PROVISION FOR INCOME TAXES: Our effective tax rate for continuing operations was 38.0% for 2000 compared to 36.7% for 1999. We anticipate a 2001 effective tax rate between 37.0% and 38.0%.

INCOME FROM CONTINUING OPERATIONS: Income from continuing operations decreased $34.8 million to $169.5 million for 2000 from $204.3 million for 1999. Our improved gross profit was more than offset by the impact of increased spending on e-commerce initiatives. Additionally, 1999 results included a $19.8 million gain from the sale of our collections business.

YEAR ENDED DECEMBER 31, 1999 COMPARED TO THE YEAR ENDED DECEMBER 31, 1998

REVENUE: Revenue decreased $309.9 million, or 18.5%, to $1,363.8 million for 1999 from $1,673.7 million for 1998. This decrease was primarily due to discontinuing production of direct mail products and the sale of the remaining businesses in the Direct Response and Deluxe Direct segments in 1998. With divested businesses excluded from both years, revenue decreased $46.0 million, or 3.6%, to $1,239.7 million for 1999 from $1,285.7 million for 1998. This decrease was primarily due to a 5.9% decrease in units due primarily to lost financial institution clients. The loss of business was due to competitive pricing which fell below our revenue and profitability per unit targets. This volume decrease was partially offset by a 2.4% increase in revenue per unit due to a focus on sales of higher priced products.


20     Deluxe Corporation   *   2000 Annual Report

GROSS PROFIT: Gross profit decreased $136.1 million, or 14.4%, to $807.9 million for 1999 from $944.0 million for 1998. As a percentage of revenue, gross margin increased to 59.2% in 1999 from 56.4% in 1998. Excluding divested businesses from both years, gross profit decreased $1.7 million, or 0.2%, to $777.3 million for 1999 from $779.0 million for 1998. Gross margin excluding divested businesses in both years was 62.7% in 1999 and 60.6% in 1998. 1998 cost of goods sold for on-going businesses included restructuring charges of $8.3 million relating to the planned closure of four check printing plants. By comparison 1999 cost of goods sold for on-going businesses included the reversal of $2.9 million of restructuring reserves relating to the closing of check printing plants. The closing check printing plants experienced higher attrition rates than anticipated, resulting in lower severance payments than originally estimated. Also contributing to the improvement in gross margin were cost reductions realized from closing check printing plants, process improvements and the loss of lower margin financial institution clients.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSE: SG&A expense decreased $176.4 million, or 25.7%, to $509.7 million for 1999 from $686.1 million for 1998. Excluding divested businesses in both years, SG&A expense decreased $26.1 million, or 5.1%, to $481.1 million for 1999 from $507.2 million for 1998. 1998 SG&A expense included $17.9 million of restructuring charges relating to our initiative to reduce SG&A expense and the planned closing of four additional check printing plants. By comparison, 1999 SG&A expense for on-going businesses included the reversal of $4.5 million of restructuring charges primarily related to changes made to our initiative to reduce SG&A expense as a result of a plan announced in April 1999 to reorganize Deluxe. Additionally, SG&A expense decreased due to consolidation efforts and reductions in the number of employees. Partially offsetting these decreases was increased marketing expense for products sold directly to consumers.

OTHER INCOME (EXPENSE): Other income increased $27.6 million to income of $23.9 million for 1999 from expense of $3.7 million for 1998. 1999 included a gain of $19.8 million on the sale of our collections business, while 1998 included a net loss of $4.9 million on the sales of the remaining businesses of the Direct Response and Deluxe Direct segments.

PROVISION FOR INCOME TAXES: Our effective tax rate for continuing operations decreased to 36.7% for 1999 from 40.1% for 1998 due primarily to decreased state tax expense.

INCOME FROM CONTINUING OPERATIONS: Income from continuing operations increased $50.7 million to $204.3 million for 1999 from $153.6 million for 1998. 1998 included restructuring charges and losses on sales of businesses of $41.2 million, while 1999 included net restructuring reversals and a gain on the sale of a business of $27.9 million. Additionally, our operating margin improved as a result of better performance from our on-going operations, as well as from the sales of the businesses within the Direct Response and Deluxe Direct segments.

DISCONTINUED OPERATIONS

We reported losses from discontinued operations of $7.5 million in 2000, $1.3 million in 1999 and $10.5 million in 1998. These losses represent the results of the Company's eFunds segment, which was spun-off in December 2000. See Notes 3 and 16 to our consolidated financial statements for more information.
   Pre-tax income from the operations of discontinued operations increased in 2000 due to revenue increases across product lines resulting from increased volumes. Additionally, the business took steps to improve its gross margin. Partially offsetting the revenue and gross margin improvements was increased SG&A expense due to additional promotional advertising geared toward creating brand awareness, and infrastructure investments.
   Pre-tax income from the operations of discontinued operations increased in 1999 due to charges of $38.9 million recorded in 1998 primarily relating to asset impairments and losses on long-term service contracts of the government services business. Additionally, revenue increased from 1998 due to greater transaction processing


                                               Enhancing shareholder value    21
and account verification inquiry volumes and price increases, the acquisition of the professional services business in April 1999 and the roll-out of additional states for the government services business. Partially offsetting these improvements over 1998 were costs incurred in conjunction with the development of new products and services, as well as costs resulting from the acquisition of the professional services business in April 1999.

LIQUIDITY, CAPITAL RESOURCES AND
FINANCIAL CONDITION

As of December 31, 2000, we had cash and cash equivalents of $69.8 million, as well as marketable securities of $18.5 million. Our working capital was negative $96.4 million and positive $14.1 million on December 31, 2000 and 1999, respectively. The current ratio on December 31, 2000 and 1999 was 0.7 to 1 and
1.0 to 1, respectively. The decrease in working capital and the current ratio was primarily due to the fact that formerly long-term debt of $100.0 million was payable in February 2001. Thus, the debt was classified in current liabilities in our consolidated balance sheet as of December 31, 2000. This debt was paid in February 2001 with cash on hand.
   The following table shows our cash flow activity for the past three years and should be read in conjunction with our consolidated statements of cash flows:

Year Ended December 31,
--------------------------------------------------------------------------------
(dollars in thousands)                    2000           1999           1998
--------------------------------------------------------------------------------
Continuing operations:
   Cash provided by
      operating activities             $ 253,572      $ 221,237      $ 265,130
   Cash (used) provided by
      investing activities               (96,141)        72,637         (5,670)
   Cash used by financing activities    (159,925)      (343,612)      (157,681)
--------------------------------------------------------------------------------
      Cash (used) provided by
         continuing operations            (2,494)       (49,738)       101,779
   Cash (used) provided by
      discontinued operations            (32,360)       (97,981)         2,961
--------------------------------------------------------------------------------
      Net (decrease) increase in
         cash and cash equivalents     $ (34,854)     $(147,719)     $ 104,740
================================================================================

   Cash provided by continuing operations was $253.6 million for 2000. Cash provided by operations represents our primary source of working capital and the source for financing capital expenditures and paying cash dividends. We believe that cash provided by operations, as well as cash available from our current credit facilities and commercial paper program, is sufficient to sustain our existing operations, provide cash for share repurchases and fund possible acquisitions.
   Earnings before interest, taxes, depreciation and amortization (EBITDA) was $348.4 million for 2000. We also generated cash flows of $16.8 million by decreasing accounts receivable. Over the past two years, we have been able to increase the level of trade accounts receivable settled via Automated Clearing House (ACH) processing, resulting in quicker collection of receivables. We do not expect to see as large of a reduction in accounts receivable levels in 2001, as most of our customers which have the ability to settle via ACH processing now do so. Partially offsetting these cash inflows were income tax payments of $93.6 million and reductions in accounts payable and miscellaneous accruals. During 2000, we also generated $47.0 million of cash through sales of capital assets and the collection of a loan receivable. These cash inflows were used to purchase capital assets ($48.5 million), acquire Designer Checks ($96.0 million), pay cash dividends ($107.2 million) and pay-off short-term debt
($60.0 million). We anticipate that purchases of capital assets in 2001 will approximate the 2000 amount.
   We have agreed to indemnify eFunds for future losses arising from any litigation based on the conduct of its electronic benefits transfer and medical eligibility verification businesses prior to eFunds' initial public offering in June 2000, and from certain future losses on identified loss contracts. The maximum amount of litigation and contract losses for which we will indemnify eFunds is $14.6 million.
   As of December 31, 2000, we had both committed and uncommitted bank lines of credit. These lines of credit could be withdrawn if we failed to comply with the covenants established in the credit agreements. Commitment fees on the committed lines of credit range from six and one-half to seven basis points.
   Our committed lines of credit for $450.0 million were available for borrowing and as support for our $150.0 million commercial paper program. The average amount drawn on these lines during 2000 was $18.8 million at a weighted-average interest rate of 6.26%. As of December 31, 2000, no amounts were outstanding under these lines


22     Deluxe Corporation   *   2000 Annual Report
of credit. The average amount drawn on these lines during 1999 was $12.7 million at a weighted-average interest rate of 6.10%. As of December 31, 1999, $60.0 million was outstanding under these lines of credit at an interest rate of 6.39%. The average amount of commercial paper outstanding during 2000 was $6.2 million at a weighted-average interest rate of 6.56%. No commercial paper was issued during 1999. There was no outstanding commercial paper at December 31, 2000 or 1999. In March 2001, we increased the amount of our commercial paper program to $300.0 million.
   Our uncommitted bank lines of credit for $35.0 million had variable interest rates. The average amount drawn on these lines during 2000 was $33,000 at a weighted-average interest rate of 6.38%. The average amount drawn on these lines during 1999 was $1.1 million at a weighted-average interest rate of 5.12%. As of December 31, 2000 and 1999 there was no outstanding balance under these lines of credit.
   We have a shelf registration in place for the issuance of up to $300.0 million in medium-term notes. Such notes could be used for general corporate purposes, including working capital, capital expenditures, possible acquisitions and repayment or repurchase of outstanding indebtedness and other securities of Deluxe. As of December 31, 2000 and 1999, no such notes were issued or outstanding.

RECENT DEVELOPMENTS

On January 1, 2001, we adopted Statement of Financial Accounting Standard (SFAS) No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, as amended by SFAS No. 138, ACCOUNTING FOR CERTAIN DERIVATIVE INSTRUMENTS AND CERTAIN HEDGING ACTIVITIES. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that all derivatives, including those embedded in other contracts, be recognized as either assets or liabilities and that those financial instruments be measured at fair value. The accounting for changes in the fair value of derivatives depends on their intended use and designation. We have reviewed the requirements of SFAS No. 133 and have determined that we currently have no free-standing or embedded derivatives. Application of this SFAS did not have a material impact on our reported operating results or financial position.
   On December 31, 2000, we adopted Emerging Issues Task Force (EITF) Issue No. 00-10, ACCOUNTING FOR SHIPPING AND HANDLING FEES AND COSTS. EITF No. 00-10 establishes the appropriate statement of income classification for amounts charged to customers for shipping and handling, as well as for costs incurred related to shipping and handling. Application of this guidance did not result in a material reclassification within our consolidated statements of income.
   In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 101, REVENUE RECOGNITION IN FINANCIAL STATEMENTS, which provides guidance in applying generally accepted accounting principles to revenue recognition in financial statements. Application of this SAB did not have a material impact on our reported operating results or financial position.
   In January 2001, we announced that our board of directors approved a stock repurchase program, authorizing the repurchase of up to 14 million shares of Deluxe common stock. Depending on market conditions, we anticipate completing these purchases over the next 12 to 18 months.
   In February 2001, our $100.0 million unsecured and unsubordinated notes were due. We paid these notes utilizing cash on hand.
   In March 2001, we increased the amount of our commercial paper program to $300.0 million.

MARKET RISK DISCLOSURE

As of December 31, 2000, we had an investment portfolio of fixed income securities, excluding those classified as cash and cash equivalents, of $18.5 million. These securities, like all fixed income instruments, are subject to interest rate risk and will decline in value if market interest rates increase. However, we have the ability to hold these fixed income investments until maturity and therefore we would not expect to recognize an adverse impact on earnings or cash flows.
   As of December 31, 2000, we had only fixed rate debt which was due on February 15, 2001. Thus, interest rate fluctuations would not impact interest expense or cash flows. If we were to undertake additional debt, interest rate changes would impact our earnings and cash flows.
   Since the spin-off of eFunds in December 2000, we no longer operate internationally. Thus, we are no longer exposed to foreign exchange risk.


                                               Enhancing shareholder value    23

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

   The accompanying consolidated financial statements and related information are the responsibility of management. They have been prepared in conformity with accounting principles generally accepted in the United States of America and include amounts that are based on our best estimates and judgments under existing circumstances. The financial information contained elsewhere in this annual report is consistent with that in the consolidated financial statements.
   The Company maintains internal accounting control systems that are adequate to provide reasonable assurance that assets are safeguarded from loss or unauthorized use. These systems produce records adequate for preparation of financial information. We believe the Company's systems are effective, and the costs of the systems do not exceed the benefits obtained.
   The audit committee of the board of directors has reviewed the financial data included in this report. The audit committee is composed entirely of outside directors and meets periodically with the Company's internal auditors, management and the independent public accountants on financial reporting matters. The independent public accountants have free access to meet with the audit committee, without the presence of management, to discuss their audit results and opinions on the quality of financial reporting.
   The role of the independent public accountants is to render an independent, professional opinion on management's consolidated financial statements to the extent required by auditing standards generally accepted in the United States of America.
   Deluxe recognizes its responsibility for conducting its affairs according to the highest standards of personal and corporate conduct.


/s/ Lawrence J. Mosner

Lawrence J. Mosner
Chairman of the Board of Directors
and Chief Executive Officer


/s/ Douglas J. Treff

Douglas J. Treff
Senior Vice President
and Chief Financial Officer

January 25, 2001


24     Deluxe Corporation   *   2000 Annual Report

FIVE-YEAR SUMMARY

Year Ended December 31,
----------------------------------------------------------------------------------------------------------------------------
(dollars in thousands, except per share amounts)       2000            1999           1998           1997           1996
----------------------------------------------------------------------------------------------------------------------------
STATEMENT OF INCOME DATA:
Revenue                                            $ 1,262,712     $ 1,363,798    $ 1,673,715    $ 1,699,086    $ 1,785,266
Gross margin                                              64.3%           59.2%          56.4%          55.4%          52.0%
Selling, general and administrative expense as a
     percentage of revenue                                42.3%           37.4%          41.0%          46.7%          41.2%
Depreciation and amortization expense                   68,570          61,041         62,154         58,395         82,667
Operating income as a percentage of revenue               22.0%           21.9%          15.4%           8.6%           4.5%
Earnings before interest, taxes, depreciation
     and amortization                                  348,362         383,138        316,330        208,781        201,820
Income from continuing operations                      169,472         204,321        153,566         69,034         62,042
     Per share - basic                                    2.34            2.66           1.90           0.84           0.75
     Per share - diluted                                  2.34            2.65           1.90           0.84           0.75
Net income                                             161,936         203,022        143,063         44,672         65,463
     Per share - basic                                    2.24            2.65           1.77           0.55           0.80
     Per share - diluted                                  2.24            2.64           1.77           0.55           0.79
Average common shares outstanding (thousands)           72,324          76,710         80,648         81,854         82,311
Return on average shareholders' equity                    47.6%           39.7%          23.5%           6.8%           8.8%
Return on average assets                                  20.8%           20.5%          13.4%           4.1%           5.5%
Cash dividends per share                                  1.48            1.48           1.48           1.48           1.48
============================================================================================================================

BALANCE SHEET DATA:
Cash, cash equivalents and marketable securities        88,220         130,329        293,468        155,616        115,345
Working capital                                        (96,405)         14,083        177,385        131,058        108,148
Total assets                                           649,469         905,365      1,077,400      1,057,755      1,140,625
Long-term debt                                          10,201         111,945        102,291        105,415        106,196
Debt to capital ratio                                     25.5%           27.3%          14.6%          15.3%          15.1%
============================================================================================================================

OTHER OPERATING DATA:
Net cash provided by operating activities of
     continuing operations                             253,572         221,237        265,130        261,481             --(1)
Purchases of capital assets                             48,483          76,795         90,807         91,515         83,170
Number of employees - continuing operations (2)          7,800           8,900         13,260         16,910         17,610
Units (millions)(3) (4)                                 101.16          105.21         111.85             --(1)          --(1)
Number of production facilities (2) (3)                     13              13             16             21             31
Number of teleservice facilities (2) (3)                     7               6             10             20             31
============================================================================================================================

(1) Information is not available.
(2) Information reflects data as of the end of the year.
(3) Information reflects only the on-going operations of the Company. Divested businesses have been excluded from these figures.
(4) Units represents an equivalent measure used across all product lines to measure sales volume.


                                              Enhancing shareholder value     25

CONSOLIDATED BALANCE SHEETS

December 31,
-----------------------------------------------------------------------------------------------
(dollars in thousands)                                                   2000           1999
-----------------------------------------------------------------------------------------------
CURRENT ASSETS:
     Cash and cash equivalents                                       $   69,762     $  104,616
     Marketable securities                                               18,458         25,713
     Trade accounts receivable-net                                       46,332         62,940
     Inventories                                                         10,560         11,586
     Supplies                                                            12,578         15,007
     Deferred advertising                                                17,089         17,189
     Deferred income taxes                                                6,877          3,654
     Prepaid expenses and other current assets                           27,112         72,169
     Net current assets of discontinued operations                           --         20,646
----------------------------------------------------------------------------------------------
          Total current assets                                          208,768        333,520
----------------------------------------------------------------------------------------------
LONG-TERM INVESTMENTS                                                    43,947         39,519
----------------------------------------------------------------------------------------------
PROPERTY, PLANT, AND EQUIPMENT - NET                                    173,956        219,484
----------------------------------------------------------------------------------------------
INTANGIBLES - NET                                                       222,798        138,525
----------------------------------------------------------------------------------------------
NET NON-CURRENT ASSETS OF DISCONTINUED OPERATIONS                            --        174,317
----------------------------------------------------------------------------------------------
              Total assets                                           $  649,469     $  905,365
==============================================================================================
CURRENT LIABILITIES:
     Accounts payable                                                $   32,191     $   41,085
     Accrued liabilities:
          Wages, including vacation pay                                  36,191         45,753
          Employee profit sharing and pension                            21,872         25,582
          Accrued income taxes                                           27,065         28,405
          Accrued rebates                                                24,968         28,281
          Other                                                          62,214         87,869
     Short-term debt                                                         --         60,000
     Long-term debt due within one year                                 100,672          2,462
----------------------------------------------------------------------------------------------
          Total current liabilities                                     305,173        319,437
----------------------------------------------------------------------------------------------
LONG-TERM DEBT                                                           10,201        111,945
----------------------------------------------------------------------------------------------
DEFERRED INCOME TAXES                                                    60,712         47,870
----------------------------------------------------------------------------------------------
OTHER LONG-TERM LIABILITIES                                              10,575          8,805
----------------------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES (Notes 12 and 16)
SHAREHOLDERS' EQUITY:
     Common shares $1 par value (authorized: 500,000,000 shares;
           issued: 2000 - 72,555,474; 1999 - 72,019,898)                 72,555         72,020
     Additional paid-in capital                                          44,243             --
     Retained earnings                                                  146,243        346,617
     Unearned compensation                                                  (60)           (47)
     Accumulated other comprehensive income                                (173)        (1,282)
----------------------------------------------------------------------------------------------
          Total shareholders' equity                                    262,808        417,308
----------------------------------------------------------------------------------------------
              Total liabilities and shareholders' equity             $  649,469     $  905,365
==============================================================================================

See Notes to Consolidated Financial Statements


26     Deluxe Corporation   *   2000 Annual Report

CONSOLIDATED STATEMENTS OF INCOME

Year Ended December 31,
------------------------------------------------------------------------------------------------------------------
(dollars in thousands, except per share amounts)                          2000             1999            1998
------------------------------------------------------------------------------------------------------------------
REVENUE                                                               $ 1,262,712     $ 1,363,798     $ 1,673,715
     Cost of goods sold                                                   451,257         555,912         729,739
------------------------------------------------------------------------------------------------------------------
GROSS PROFIT                                                              811,455         807,886         943,976
     Selling, general and administrative expense                          534,145         509,652         686,082
------------------------------------------------------------------------------------------------------------------
                                                                          277,310         298,234         257,894
     Other income (expense)                                                 2,482          23,863          (3,718)
------------------------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS BEFORE INTEREST AND TAXES               279,792         322,097         254,176
     Interest expense                                                     (10,837)         (7,620)         (8,040)
     Investment income                                                      4,474           8,105          10,169
------------------------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES                     273,429         322,582         256,305
     Provision for income taxes                                           103,957         118,261         102,739
------------------------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS                                         169,472         204,321         153,566
==================================================================================================================
DISCONTINUED OPERATIONS:
     Income (loss) from operations (net of income tax expense
          (benefit) of $5,173, $3,372, and ($2,887), respectively)          5,229          (1,299)        (10,503)
     Costs of spin-off (net of income tax benefit of $4,021)              (12,765)             --              --
------------------------------------------------------------------------------------------------------------------
LOSS FROM DISCONTINUED OPERATIONS                                          (7,536)         (1,299)        (10,503)
------------------------------------------------------------------------------------------------------------------
NET INCOME                                                            $   161,936     $   203,022     $   143,063
==================================================================================================================
BASIC NET INCOME PER SHARE:
     Income from continuing operations                                $      2.34     $      2.66     $      1.90
     Loss from discontinued operations                                      (0.10)          (0.01)          (0.13)
------------------------------------------------------------------------------------------------------------------
BASIC NET INCOME PER SHARE                                            $      2.24     $      2.65     $      1.77
==================================================================================================================
DILUTED NET INCOME PER SHARE:
     Income from continuing operations                                $      2.34     $      2.65     $      1.90
     Loss from discontinued operations                                      (0.10)          (0.01)          (0.13)
------------------------------------------------------------------------------------------------------------------
DILUTED NET INCOME PER SHARE                                          $      2.24     $      2.64     $      1.77
==================================================================================================================
CASH DIVIDENDS PER SHARE                                              $      1.48     $      1.48     $      1.48
==================================================================================================================

See Notes to Consolidated Financial Statements


CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Year Ended December 31,
----------------------------------------------------------------------------------------------------------------------
(dollars in thousands)                                                             2000          1999          1998
----------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                      $ 161,936     $ 203,022     $ 143,063
OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX:
     Foreign currency translation adjustments                                         867          (555)          177
     Unrealized gains on securities:
          Unrealized holding gains arising during the year                            728             4           116
          Less reclassification adjustments for gains included in net income         (486)         (489)          (46)
----------------------------------------------------------------------------------------------------------------------
     Other comprehensive income (loss)                                              1,109        (1,040)          247
----------------------------------------------------------------------------------------------------------------------
COMPREHENSIVE INCOME                                                            $ 163,045     $ 201,982     $ 143,310
======================================================================================================================
RELATED TAX BENEFIT (EXPENSE) OF OTHER COMPREHENSIVE INCOME (LOSS):
     Foreign currency translation adjustments                                   $     132     $     333     $    (124)
     Unrealized gains on securities:
          Unrealized holding gains arising during the year                           (392)           (2)          (61)
          Less reclassification adjustments for gains included in net income          262           263            24
======================================================================================================================

See Notes to Consolidated Financial Statements


                                             Enhancing shareholder value      27

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31,
------------------------------------------------------------------------------------------------------------------------
(dollars in thousands)                                                               2000          1999          1998
------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income                                                                   $ 161,936     $ 203,022     $ 143,063
     Adjustments to reconcile net income to net cash provided by operating activities of continuing operations:
          Loss from discontinued operations                                           7,536         1,299        10,503
          Depreciation                                                               33,375        41,786        46,916
          Amortization of intangibles                                                35,195        19,255        15,238
          Asset impairment charges                                                    9,740            --            --
          Share purchase discount                                                     1,772         4,056         5,235
          Net (gain) loss on sales of businesses                                         --       (19,770)        4,850
          Deferred income taxes                                                       9,490        54,948        18,675
          Changes in assets and liabilities, net of effects from acquisitions, sales of businesses and discontinued operations:
              Trade accounts receivable                                              16,752        20,185         1,388
              Inventories                                                             2,079           385         3,568
              Accounts payable                                                      (10,601)         (657)          563
              Accrued wages, employee profit sharing and pension                     (5,866)      (17,602)        3,669
              Restructuring accruals                                                (11,834)      (32,596)        9,256
              Other assets and liabilities                                            3,998       (53,074)        2,206
------------------------------------------------------------------------------------------------------------------------
     Net cash provided by operating activities of continuing operations             253,572       221,237       265,130
------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Proceeds from sales of marketable securities                                    47,627        32,775        19,199
     Purchases of marketable securities                                             (40,000)      (17,915)      (52,411)
     Purchases of capital assets                                                    (48,483)      (76,795)      (90,807)
     Payments for acquisitions, net of cash acquired                                (95,991)           --            --
     Net proceeds from sales of businesses, net of cash sold                             --        99,475        89,416
     Proceeds from sales of capital assets                                           14,469        65,663        28,448
     Loans to others                                                                 32,500       (32,500)           --
     Other                                                                           (6,263)        1,934           485
------------------------------------------------------------------------------------------------------------------------
     Net cash (used) provided by investing activities of continuing operations      (96,141)       72,637        (5,670)
------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Net (payments) borrowings on short-term debt                                   (60,000)       60,000            --
     Payments on long-term debt                                                        (794)       (5,793)       (4,525)
     Payments to retire shares                                                           --      (313,492)      (59,704)
     Proceeds from issuing shares under employee plans                                8,064        29,208        26,230
     Cash dividends paid to shareholders                                           (107,195)     (113,535)     (119,682)
------------------------------------------------------------------------------------------------------------------------
     Net cash used by financing activities of continuing operations                (159,925)     (343,612)     (157,681)
------------------------------------------------------------------------------------------------------------------------
NET CASH (USED) PROVIDED BY DISCONTINUED OPERATIONS                                 (32,360)      (97,981)        2,961
------------------------------------------------------------------------------------------------------------------------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                                (34,854)     (147,719)      104,740
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                      104,616       252,335       147,595
------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                          $  69,762     $ 104,616     $ 252,335
========================================================================================================================
SUPPLEMENTAL INFORMATION - CONTINUING OPERATIONS:
     Interest paid                                                                $  12,169     $   8,329     $   7,345
     Income taxes paid                                                            $  93,593     $  62,793     $  82,276
========================================================================================================================

See Notes to Consolidated Financial Statements


28     Deluxe Corporation   *   2000 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1

SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION: The consolidated financial statements include the accounts of the Company and all majority owned subsidiaries. All significant intercompany accounts, transactions and profits have been eliminated.

CASH AND CASH EQUIVALENTS: The Company considers all cash on hand, money market funds and other highly liquid investments with original maturities of three months or less to be cash and cash equivalents. The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents approximate fair value.

MARKETABLE SECURITIES: Marketable securities consist of debt and equity securities. They are classified as available for sale and are carried at fair value, based on quoted market prices. Unrealized gains and losses, net of tax, are reported in other accumulated comprehensive income in the shareholders' equity section of the consolidated balance sheets. Realized gains and losses and permanent declines in value are included in investment income in the consolidated statements of income. The cost of securities sold is determined using the specific identification method.

ACCOUNTS RECEIVABLE: Accounts receivable are stated net of allowances for uncollectible accounts of $1.4 million and $1.3 million at December 31, 2000 and 1999, respectively. The Company records allowances for uncollectible accounts when it is probable that the full amount of its accounts receivable balance will not be collected and when this uncollectible amount can be reasonably estimated. Increases in the allowances for uncollectible accounts are recorded as bad debt expense and are reflected in selling, general and administrative expense in the Company's consolidated statements of income. Bad debt expense for continuing operations was $3.8 million in 2000, $3.1 million in 1999 and $1.4 million in 1998. Bad debt expense reflected in discontinued operations was $3.3 million, $2.9 million and $1.1 million in 2000, 1999 and 1998, respectively. As of December 31, 2000 and 1999, no one customer accounted for 10% or more of total receivables.

INVENTORIES: Inventories are stated at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method for substantially all inventories. LIFO inventories were approximately $2.7 million and $6.3 million less than replacement cost at December 31, 2000 and 1999, respectively. Inventories were comprised of the following at December 31:

--------------------------------------------------------------------------------
(dollars in thousands)                          2000           1999
--------------------------------------------------------------------------------
Raw materials                                 $  2,879       $  3,110
Semi-finished goods                              6,504          7,245
Finished goods                                   1,177          1,231
--------------------------------------------------------------------------------
   Total                                      $ 10,560       $ 11,586
================================================================================

    During 2000, inventory quantities were reduced, which resulted in a liquidation of LIFO inventory layers carried at lower costs which prevailed in prior years. The effect of this liquidation was to decrease cost of goods sold by $2.4 million and to increase income from continuing operations by $1.5 million, or $0.02 per share diluted. There were no significant liquidations of LIFO inventories in 1999 or 1998.

SUPPLIES: These costs consist of items not used directly in the production of goods, such as maintenance and packaging supplies. Such costs are deferred and charged to expense when used.

DEFERRED ADVERTISING: These costs consist of materials, production, postage and design expenditures required to produce newspaper and magazine inserts, direct mail advertisements and catalogs for products sold directly to consumers. Such costs are amortized over periods (averaging 18 months) that correspond to the estimated revenue streams of the individual advertisements. The actual timing of these revenue streams may differ from these estimates. Sales materials are charged to expense when no longer owned or expected to be used. Costs of nondirect response advertising are


                                             Enhancing shareholder value      29
expensed as incurred. The total amount of advertising expense for continuing operations was $67.6 million in 2000, $49.8 million in 1999 and $99.7 million in 1998. Total advertising expense for discontinued operations was $9.9 million, $0.7 million and $0.4 million in 2000, 1999 and 1998, respectively.

LONG-TERM INVESTMENTS: At December 31, 2000 and 1999, long-term investments consist principally of cash surrender values of insurance contracts, notes receivable and other investments. Such investments are carried at cost or amortized cost which approximates their fair values.

PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment, including leasehold and other improvements that extend an asset's useful life or productive capabilities, are stated at historical cost. Buildings with 40-year lives and machinery and equipment with lives of three to 11 years are generally depreciated using accelerated methods. Leasehold and building improvements are depreciated on a straight-line basis over the estimated useful life of the property or the life of the lease, whichever is shorter. Property, plant and equipment was comprised of the following at December 31:

--------------------------------------------------------------------------------
(dollars in thousands)                           2000              1999
--------------------------------------------------------------------------------
Land and land improvements                    $   32,739       $   36,165
Buildings and building improvements              113,848          131,344
Machinery and equipment                          323,181          353,405
--------------------------------------------------------------------------------
   Total                                         469,768          520,914
Accumulated depreciation                        (295,812)        (301,430)
--------------------------------------------------------------------------------
   Property, plant and equipment-net          $  173,956       $  219,484
================================================================================

INTANGIBLES: Intangible assets are stated at historical cost. Amortization expense is generally determined on the straight-line basis over periods of 15 to 30 years for cost in excess of net assets acquired (goodwill) and one to 10 years for internal-use software and other intangibles. Other intangibles consist primarily of a customer database obtained upon the acquisition of Designer Checks in February 2000 (see Note 6). The Company continually re-evaluates the original assumptions and rationale utilized in the establishment of the estimated lives of its identifiable intangible assets and goodwill. The carrying values of its intangible assets are evaluated for impairment in accordance with the Company's policy on impairment of long-lived assets and intangibles.
   Intangibles were comprised of the following at December 31:

--------------------------------------------------------------------------------
(dollars in thousands)                           2000             1999
--------------------------------------------------------------------------------
Cost in excess of net assets acquired         $   96,826       $   8,000
Internal-use software                            195,515         172,000
Other intangible assets                            5,812             451
--------------------------------------------------------------------------------
   Total                                         298,153         180,451
Accumulated amortization                         (75,355)        (41,926)
--------------------------------------------------------------------------------
   Intangibles-net                            $  222,798       $ 138,525
================================================================================

CAPITALIZATION OF INTERNAL-USE SOFTWARE: The Company capitalizes costs of software developed or obtained for internal use once the preliminary project stage has been completed, management commits to funding the project and it is probable that the project will be completed and the software will be used to perform the function intended. Capitalized costs include only (1) external direct costs of materials and services consumed in developing or obtaining internal-use software, (2) payroll and payroll-related costs for employees who are directly associated with and who devote time to the internal-use software project, and (3) interest costs incurred, when material, while developing internal-use software. Capitalization of costs ceases when the project is substantially complete and ready for its intended use. The carrying value of internal-use software is reviewed in accordance with the Company's policy on impairment of long-lived assets and intangibles.

WEB SITE DEVELOPMENT COSTS: The Company capitalizes costs associated with the development of web sites in accordance with its policy on capitalization of internal-use software. Costs incurred in populating the site with information about the Company or products available to customers are expensed as incurred.


30     Deluxe Corporation   *   2000 Annual Report

IMPAIRMENT OF LONG-LIVED ASSETS AND INTANGIBLES: The Company periodically evaluates the recoverability of property, plant, equipment and identifiable intangibles not held for sale by measuring the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. When the asset being evaluated was acquired in a purchase business combination in which goodwill was recorded, a pro rata portion of the goodwill value is included in the carrying amount of the asset. This pro rata portion of goodwill is based on the relative fair values at the date of acquisition of the long-lived assets and identifiable intangibles acquired. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds the fair value of the asset. The pro rata portion of any goodwill allocated to the asset would be eliminated before recording any reduction of the original carrying amount of the asset.
   The Company periodically evaluates the recoverability of property, plant, equipment and identifiable intangibles held for sale by comparing the asset's carrying amount with its fair value less costs to sell. If a large segment or separable group of assets which were acquired in a purchase business combination are held for sale, all of the unamortized goodwill associated with those assets is included in the carrying amount of the assets for purposes of this evaluation. Should the fair value less costs to sell be less than the carrying value of the long-lived asset(s), an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset(s) exceeds the fair value of the asset(s) less costs to sell. The unamortized goodwill associated with those assets would be eliminated before recording any reduction in the original carrying value of the asset(s).
   The Company evaluates the carrying value of goodwill at an enterprise level when events or changes in circumstances at the businesses to which the goodwill relates indicate that the carrying amount may not be recoverable. Such circumstances could include, but are not limited to, (1) a current period operating or cash flow loss combined with a history of operating or cash flow losses, (2) a forecast that demonstrates continuing losses, (3) a significant adverse change in legal factors or in business climate, or (4) an adverse action or assessment by a regulator. In evaluating the recoverability of enterprise goodwill, the Company measures the carrying amount of the goodwill against the estimated undiscounted future net cash flows of the businesses to which the goodwill relates. In determining the future net cash flows, the Company looks to historical results and current forecasts. The estimated net cash flows include the effects of income tax payments and interest charges. Should the sum of the expected future net cash flows be less than the carrying value of the goodwill, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the net book value of the related businesses exceeds the fair value of these businesses.

INCOME TAXES: Deferred income taxes result from temporary differences between the financial reporting basis of assets and liabilities and their respective tax reporting bases. Future tax benefits are recognized to the extent that realization of such benefits is more likely than not.

REVENUE RECOGNITION: The Company records revenue for the majority of its operations as products are shipped or as services are performed. When products are shipped, title to the goods passes to the customer and the customer assumes the risks and rewards of ownership. Revenue includes amounts billed to customers for shipping and handling. Costs incurred by the Company for shipping and handling are reflected in cost of goods sold.

SALES INCENTIVES: The Company enters into contractual agreements with its customers for rebates on certain products it sells. The Company records these amounts as reductions of revenue and records a liability reflected as accrued rebates on the Company's consolidated balance sheets. As these rebate amounts are determined when the contract is entered into, these revenue reductions are recorded at the time the related revenue is recorded.
    The Company also does, at times, sell its products at discounted prices, issue coupons and provide free products to customers when they purchase a specified product. The discount and coupon amounts are recorded as reductions of revenue at the time the related revenue is recorded. The cost of free products is recorded as cost of goods sold when the revenue for the related purchase is recorded.


                                             Enhancing shareholder value      31

EMPLOYEE STOCK-BASED COMPENSATION: As permitted by Statement of Financial Accounting Standards (SFAS) No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, the Company continues to account for its employee stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES. Accordingly, no compensation cost has been recognized for fixed stock options issued under the Company's stock incentive plan. The Company discloses pro forma net income and net income per share as if the fair value method of SFAS No. 123 had been used (see Note 10).

COMPREHENSIVE INCOME: Comprehensive income includes charges and credits to shareholders' equity that are not the result of transactions with shareholders. The Company's total comprehensive income consists of net income, foreign currency translation adjustments and unrealized gains and losses on securities. The foreign currency translation adjustments and unrealized gains and losses on securities are reflected as accumulated other comprehensive income in the Company's consolidated balance sheets and in the Company's shareholders' equity statement presented in Note 14.

RECLASSIFICATIONS: Other than the reclassifications to reflect the results of the eFunds segment as discontinued operations (see Note 3), certain other amounts reported in 1999 and 1998 have been reclassified to conform with the 2000 presentation. These changes had no impact on previously reported net income or shareholders' equity.

USE OF ESTIMATES: The Company has prepared the accompanying consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. In this process, it is necessary for management to make certain assumptions and related estimates affecting the amounts reported in the consolidated financial statements and attached notes. These estimates and assumptions are developed based upon all information available using management's best efforts. However, actual results can differ from assumed and estimated amounts.

NEW ACCOUNTING PRONOUNCEMENTS: On January 1, 2001, the Company adopted SFAS No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, as amended by SFAS No. 138, ACCOUNTING FOR CERTAIN DERIVATIVE INSTRUMENTS AND CERTAIN HEDGING ACTIVITIES. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that all derivatives, including those embedded in other contracts, be recognized as either assets or liabilities and that those financial instruments be measured at fair value. The accounting for changes in the fair value of derivatives depends on their intended use and designation. The Company has reviewed the requirements of SFAS No. 133 and has determined that it currently has no free-standing or embedded derivatives. Application of this standard did not have a material impact on the Company's reported operating results or financial position.
   On December 31, 2000, the Company adopted Emerging Issues Task Force (EITF) Issue No. 00-10, ACCOUNTING FOR SHIPPING AND HANDLING FEES AND COSTS. EITF No. 00-10 establishes the appropriate statement of income classification for amounts charged to customers for shipping and handling, as well as for costs incurred related to shipping and handling. Application of this guidance did not result in a material reclassification within the Company's consolidated statements of income.
   In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 101, REVENUE RECOGNITION IN FINANCIAL STATEMENTS, which provides guidance in applying generally accepted accounting principles to revenue recognition in financial statements. Application of this SAB did not have a material impact on the Company's reported operating results or financial position.


32     Deluxe Corporation   *   2000 Annual Report

NOTE 2

EARNINGS PER SHARE

The following table reflects the calculation of basic and diluted earnings per share from continuing operations.

Year Ended December 31,
-------------------------------------------------------------------------------------------------------------
(dollars and shares in thousands, except per share amounts)                    2000        1999        1998
-------------------------------------------------------------------------------------------------------------
Income from continuing operations per share - basic:
   Income from continuing operations                                         $169,472    $204,321    $153,566
   Weighted average shares outstanding                                         72,324      76,710      80,648
-------------------------------------------------------------------------------------------------------------
Income from continuing operations per share -  basic                         $   2.34    $   2.66    $   1.90
=============================================================================================================

Income from continuing operations per share - diluted:
   Income from continuing operations                                         $169,472    $204,321    $153,566
   Weighted average shares outstanding                                         72,324      76,710      80,648
   Dilutive impact of options                                                      87         273         179
   Shares contingently issuable                                                     9          26          28
-------------------------------------------------------------------------------------------------------------
      Weighted average shares and potential dilutive shares outstanding        72,420      77,009      80,855
-------------------------------------------------------------------------------------------------------------
Income from continuing operations per share - diluted                        $   2.34    $   2.65    $   1.90
=============================================================================================================

   During 2000, 1999, and 1998, options to purchase a weighted-average number of shares of 5.4 million, 2.0 million and 0.7 million, respectively, were outstanding but were not included in the computation of diluted earnings per share. The exercise prices of the excluded options were greater than the average market price of the Company's common shares during the respective periods.


NOTE 3

DISCONTINUED OPERATIONS

In January 2000, the Company announced that its board of directors approved a plan to combine its electronic payments, professional services and government services businesses into an independent, publicly-traded company to be called eFunds Corporation (eFunds). The Company contributed ownership of various subsidiaries and certain assets and liabilities to eFunds on March 31, 2000. In June 2000, eFunds sold 5.5 million shares of its common stock to the public. On December 29, 2000, the Company distributed its 40 million shares of eFunds stock, representing 87.9% of eFunds' total outstanding shares, to all Company shareholders of record on December 11, 2000. Each shareholder received .5514 eFunds share for each Deluxe share owned. Cash was issued in lieu of fractional shares. The net assets distributed to shareholders of $254.0 million was reflected as a reduction of retained earnings. The Company received confirmation from the Internal Revenue Service that the spin-off transaction would be tax-free to the Company and to its shareholders for U.S. federal income tax purposes, except to the extent that cash was received in lieu of fractional shares. The results of eFunds are reflected as discontinued operations in the Company's consolidated financial statements for all periods presented. See Note 16 for additional discontinued operations disclosures not included elsewhere in these notes to consolidated financial statements.


NOTE 4

RESTRUCTURING CHARGES

During 2000, the Company recorded restructuring charges of $2.0 million within continuing operations. During the second quarter of 2000, the Company announced its plan to outsource certain data entry functions to the Company's discontinued operations. This outsourcing effort affected approximately 155 employees. In the fourth quarter of 2000, the Company announced that it would be scaling back its PlaidMoon.com project (see Note 5). This decision is expected to result in the termination of approximately 40 employees. Additionally, the Company reversed $4.3 million of restructuring charges primarily relating to the Company's initiative to reduce selling, general and administrative


                                             Enhancing shareholder value      33

(SG&A) expense. This was due to higher attrition than anticipated and the reversal of "early termination" payments to a group of employees. Under the Company's severance program, employees are provided 60 days notice prior to being terminated. In certain situations, the Company asks the employees to leave immediately because they may have access to crucial infrastructure or information. In these cases, severance includes this additional amount. In certain situations, management subsequently decided to keep employees working for the 60-day period and thus, a reduction in the restructuring reserves was required since this pay was no longer severance, but an operating expense. These new restructuring charges and reversals are reflected in the Company's 2000 consolidated statement of income as a reduction in SG&A expense of $2.4 million and a decrease in other income of $0.1 million.
   During 1999, restructuring accruals of $9.8 million were reversed within continuing operations. The majority of this amount related to the Company's initiatives to reduce SG&A expense and to discontinue production of direct mail products. The excess accrual amount occurred when the Company determined that it was able to use a greater portion of the direct mail production assets in its ongoing operations than was originally anticipated, as well as changes in the SG&A expense reduction initiative due to the 1999 reorganization of the Company into four independently operated business units. The remainder of the accrual reversal related to the Company's planned reductions within its Paper Payment Systems segment. Closing check printing plants experienced higher attrition rates than anticipated, resulting in lower severance payments than originally estimated. Also during 1999, the Company recorded restructuring accruals of $0.8 million for employee severance and $0.8 million for estimated losses on asset dispositions related to the planned closing of one collections office and planned employee reductions in another collections office within the Company's collection business which was sold in 1999 (see Note 6). These accrual reversals and the new restructuring accruals are reflected in the 1999 consolidated statement of income as a reduction in cost of goods sold of $2.0 million, a reduction in SG&A expense of $3.9 million and other income of $2.3 million.
   During 1998, the Company recorded restructuring charges of $36.3 million within continuing operations. These charges included costs associated with the Company's initiative to reduce SG&A expense, discontinuing production of the Direct Response segment's direct mail products and closing four additional check printing plants. The charges anticipated the elimination of 725 SG&A positions within sales, marketing, finance, human resources and information services. Discontinuing production of direct mail products was expected to result in the elimination of 60 positions. The Company also planned to close four additional check printing plants, affecting approximately 870 employees. The restructuring charges consisted of employee severance costs of $28.0 million and $8.3 million for expected losses on the disposition of assets. Expenses of $10.9 million were included in cost of goods sold, $17.9 million was included in SG&A expense and $7.5 million was included in other expense in the Company's 1998 consolidated statement of income. As of the end of 1999, three of the four check printing plants were closed, with the remaining plant closed in the first quarter of 2000. The majority of the reductions in SG&A positions were completed in 2000.
   The Company's consolidated balance sheets reflect restructuring accruals for continuing operations of $3.1 million and $13.9 million as of December 31, 2000 and 1999, respectively, for employee severance costs. Additionally, the Company had restructuring accruals for estimated losses on asset dispositions of $1.1 million as of December 31, 1999.


34     Deluxe Corporation   *   2000 Annual Report

   The status of the severance portion of the Company's restructuring accruals for continuing operations as of December 31, 2000 was as follows:

--------------------------------------------------------------------------------------------------------------------------------
                                                           SG&A Reductions
                               Check Printing Plant         & Direct Mail
                                 Closings/Other(1)           Production(2)              Other(3)                   Total
--------------------------------------------------------------------------------------------------------------------------------
                                             No. of                   No. of                    No. of                   No. of
                                          employees                employees                 employees                employees
(dollars in millions)           Amount     affected        Amount   affected       Amount     affected        Amount   affected
--------------------------------------------------------------------------------------------------------------------------------
Balance, January 1, 1998         $  34.9      2,260       $    --         --       $     --         --       $  34.9      2,260
   Restructuring charges            10.0        870          18.0        785             --         --          28.0      1,655
   Severance paid                  (21.9)      (940)           --         --             --         --         (21.9)      (940)
--------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998          23.0      2,190          18.0        785             --         --          41.0      2,975
   Restructuring charges              --         --            --         --            0.8         70           0.8         70
   Restructuring reversals          (2.9)      (375)         (5.1)      (230)            --         --          (8.0)      (605)
   Sale of business                   --         --            --         --           (0.1)        --          (0.1)        --
   Severance paid                  (13.6)    (1,375)         (5.5)      (275)          (0.7)       (70)        (19.8)    (1,720)
--------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999           6.5        440           7.4        280             --         --          13.9        720
   Restructuring charges              --         --           0.1          5            1.8        195           1.9        200
   Restructuring reversals          (0.6)       (70)         (3.5)      (125)          (0.2)       (60)         (4.3)      (255)
   Severance paid                   (5.1)      (300)         (2.5)      (120)          (0.8)      (100)         (8.4)      (520)
--------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2000       $   0.8         70       $   1.5         40       $    0.8         35       $   3.1        145
================================================================================================================================

(1) Includes charges recorded in 1996 and 1998 for plans to close check printing plants and charges recorded in 1996 and 1997 for reductions in corporate support functions, implementation of a new order processing and customer service system and implementation of process improvements in the post-press phase of check production. As of December 31, 2000, all accruals recorded in 1996 and 1997 had been fully utilized.
(2) Includes charges recorded in 1998 for the Company's initiatives to reduce SG&A expense and to discontinue production of direct mail products.
(3) Includes charges recorded in 1999 for a collection center closing and reductions, and charges recorded in 2000 for the outsourcing of certain data entry functions and the scaling-back of PlaidMoon.

   The status of the estimated loss on asset dispositions portion of the Company's continuing operations restructuring accruals as of December 31, 2000 was as follows:

--------------------------------------------------------------------------------
                                 Check        Discon-    Collection
                              Printing    tinuance of        Center
                                 Plant    Direct Mail      Closing/
(dollars in millions)         Closings(1)  Production    Reductions       Total
--------------------------------------------------------------------------------
Balance, January 1, 1998          $  3.7       $   --       $   --       $  3.7
   Restructuring charges             3.1          5.2           --          8.3
   Losses realized                  (1.9)        (3.3)          --         (5.2)
--------------------------------------------------------------------------------
Balance, December 31, 1998           4.9          1.9           --          6.8
   Restructuring charges              --           --          0.8          0.8
   Restructuring reversals            --         (1.8)          --         (1.8)
   Sale of business                   --           --         (0.2)        (0.2)
   Losses realized                  (3.8)        (0.1)        (0.6)        (4.5)
--------------------------------------------------------------------------------
Balance, December 31, 1999           1.1           --           --          1.1
   Restructuring charges             0.1           --           --          0.1
   Losses realized                  (1.2)          --           --         (1.2)
--------------------------------------------------------------------------------
Balance, December 31, 2000        $   --       $   --       $   --       $   --
================================================================================

(1) Includes charges recorded in 1996 for the plan to close 21 check printing plants.


NOTE 5

IMPAIRMENT LOSSES

During 2000, the Company recorded impairment charges of $9.7 million related to a discontinued e-commerce initiative. Earlier in 2000, the Company announced an e-commerce growth strategy. One outcome of this strategy was PlaidMoon.com, an Internet-based business concept that allowed consumers to design and purchase personalized items. In October 2000, the Company announced that it was scaling back and repositioning the PlaidMoon.com business concept. Instead of being a stand-alone business as had been planned, PlaidMoon.com will be folded into the rest of the business. As a result of this decision, the Company completed an evaluation to determine to what extent the long-lived assets of the business could be utilized by its other businesses or with external alliance partners. This evaluation resulted in the impairment charges of $9.7 million. The impaired assets consisted of internal-use software developed


                                             Enhancing shareholder value      35
for use by the PlaidMoon.com web site. The estimated fair value of the software was determined by calculating the present value of net cash flows expected to be generated by the Company's alternative uses of these assets. These impairment charges are reflected in SG&A expense in the Company's 2000 consolidated statement of income.


NOTE 6

BUSINESS COMBINATIONS AND DIVESTITURES

2000 ACQUISITION: During February 2000, the Company acquired all of the outstanding shares of Designer Checks, Inc. for $96.0 million, net of cash acquired. Designer Checks produces specialty design checks and related products for direct sale to consumers. This acquisition was accounted for under the purchase method of accounting. The consolidated financial statements of the Company include the results of this business subsequent to its acquisition date. The purchase price was allocated to the assets acquired and liabilities assumed based on their fair values on the date of purchase. Total cost in excess of net assets acquired in the amount of $88.8 million is being amortized over 15 years.

1999 DIVESTITURES: During 1999, the Company sold substantially all of the assets of NRC Holding Corporation and all of the outstanding stock of United Creditors Alliance International Limited, the Company's collections businesses. The cash proceeds, net of cash sold, from the sales of these businesses was $74.4 million. The 1999 consolidated statement of income reflects a net gain of $19.8 million on these sales. The consolidated financial statements of the Company include the results of these businesses through their sale dates. These businesses contributed revenue of $124.1 million and $121.3 million in 1999 and 1998, respectively.

1998 DIVESTITURES: During 1998, the Company sold substantially all of the assets of PaperDirect (UK) Limited, ESP Employment Screening Partners, Inc., Social Expressions, and the remaining businesses within the Direct Response segment. The Company also sold all of the outstanding stock of PaperDirect, Inc. The aggregate net sales price for these businesses was $113.7 million, consisting of cash proceeds of $87.9 million and notes receivable of $25.8 million. The Company realized a loss of $10.5 million on the combined sale of PaperDirect and Social Expressions. The individual gains and losses recognized on the sales of the other businesses did not have a material impact on the results of the Company. The consolidated financial statements of the Company include the results of these businesses through their individual sale dates. The notes receivable from the sales of these businesses were collected in full by the end of 1999.
   The following summarized, unaudited pro forma results of operations for 1998 assumes the divestitures occurred as of the beginning of the period. No assumptions were made in the pro forma information concerning the use of the cash received in consideration for the sales of the businesses.


--------------------------------------------------------------------------------
(dollars in thousands, except per share amounts)                       1998
--------------------------------------------------------------------------------
Revenue                                                            $1,423,919
Cost of goods sold                                                    609,056
Selling, general and administrative expense                           552,129
Other income, interest expense and investment income                    7,887
Provision for income taxes                                            107,750
--------------------------------------------------------------------------------
Income from continuing operations                                  $  162,871
================================================================================

Income from continuing operations per share - basic                $     2.02
Income from continuing operations per share - diluted              $     2.01
================================================================================


36     Deluxe Corporation   *   2000 Annual Report

NOTE 7

SALE-LEASEBACK TRANSACTION

During 1999, the Company entered into a $42.5 million sale-leaseback transaction whereby the Company sold five facilities in Shoreview, Minnesota and entered into leases for three of these facilities for periods ranging from five to 10 years. Of the related leases, two are being accounted for as operating leases and one is a capital lease. The result of this sale was a $17.1 million gain, of which $10.6 million was deferred and is being amortized over the lease terms in the case of the operating leases and over the life of the capital asset in the case of the capital lease. $6.7 million and $8.7 million of the deferred gain is reflected in other long-term liabilities in the December 31, 2000 and 1999 consolidated balance sheets, respectively. The Company provided short-term financing for $32.5 million of the proceeds from this sale. This amount is reflected in prepaid expenses and other current assets in the December 31, 1999 consolidated balance sheet and is reflected as loans to others in the 2000 and 1999 consolidated statements of cash flows. The loan was paid in full in January 2000.


NOTE 8

MARKETABLE SECURITIES

On December 31, 2000 and 1999, investments classified as available for sale consisted of the following:

December 31, 2000
--------------------------------------------------------------------------------
                                                       Unrealized
                                                          holding
(dollars in thousands)                           Cost        loss   Fair value
--------------------------------------------------------------------------------
Debt securities issued by the U.S. Treasury
    and other government agencies            $ 18,724     $  (266)    $ 18,458
Other debt securities (cash equivalents)       76,483          --       76,483
--------------------------------------------------------------------------------
   Total                                     $ 95,207     $  (266)    $ 94,941
================================================================================


December 31, 1999
--------------------------------------------------------------------------------
                                                       Unrealized
                                                          holding
(dollars in thousands)                           Cost        loss   Fair value
--------------------------------------------------------------------------------
Debt securities issued by the U.S. Treasury
    and other government agencies            $ 24,352     $  (636)    $ 23,716
Debt securities issued by states of the U.S.
    and political subdivisions of states        2,000          (3)       1,997
--------------------------------------------------------------------------------
   Total marketable securities                 26,352        (639)      25,713
Other debt securities (cash equivalents)      124,110          --      124,110
--------------------------------------------------------------------------------
   Total                                     $150,462     $  (639)    $149,823
================================================================================

   At December 31, 2000, debt securities maturing in 2001 have a cost basis of $84.5 million and a fair value of $84.4 million. Debt securities maturing in 2002 have a cost basis of $10.7 million and a fair value of $10.5 million.
   Proceeds from sales of marketable securities available for sale were $47.6 million, $32.8 million and $19.2 million in 2000, 1999 and 1998, respectively. The Company realized net gains of $0.7 million, $0.8 million and $0.1 million on the sales of marketable securities in 2000, 1999 and 1998, respectively.


NOTE 9

PROVISION FOR INCOME TAXES

The components of the provision for income taxes for continuing operations were as follows:

--------------------------------------------------------------------------------
(dollars in thousands)                         2000         1999        1998
--------------------------------------------------------------------------------
Current tax provision:
   Federal                                   $ 90,533    $ 61,268     $ 71,396
   State                                        8,320      10,710       21,882
--------------------------------------------------------------------------------
      Total                                    98,853      71,978       93,278
Deferred tax provision:
   Federal                                      2,870      42,797        9,409
   State                                        2,234       3,486           52
--------------------------------------------------------------------------------
      Total                                  $103,957    $118,261     $102,739
================================================================================

   The Company's effective tax rate on pre-tax income from continuing operations differs from the U.S. federal statutory tax rate of 35% as follows:

--------------------------------------------------------------------------------
(dollars in thousands)                         2000        1999         1998
--------------------------------------------------------------------------------
Income tax at federal statutory rate         $ 95,700    $112,904     $ 89,707
State income taxes net of federal
   income tax benefit                           6,860       9,227       14,257
Other                                           1,397      (3,870)      (1,225)
--------------------------------------------------------------------------------
Provision for income taxes                   $103,957    $118,261     $102,739
================================================================================


                                             Enhancing shareholder value      37

   Tax effected temporary differences which give rise to a significant portion of deferred tax assets and liabilities at December 31, 2000 and 1999 are as follows:

--------------------------------------------------------------------------------
(dollars in thousands)                  2000                      1999
--------------------------------------------------------------------------------
                               Deferred     Deferred     Deferred     Deferred
                                    tax          tax          tax          tax
                                 assets  liabilities       assets  liabilities
--------------------------------------------------------------------------------
Capital assets                 $     --     $ 75,720     $     --     $ 55,241
Capital loss carryforwards        9,249           --        7,400           --
Deferred advertising                 --        4,111           --        4,747
Employee benefit plans           13,488           --       10,669           --
Inventory                         1,294           --        1,062           --
Restructuring accruals            1,174           --        5,648           --
Miscellaneous reserves
   and accruals                   9,674           --        9,062           --
Prepaid services                     --       14,402           --       16,389
All other                        18,341       12,822       12,267       13,947
--------------------------------------------------------------------------------
Total deferred taxes           $ 53,220     $107,055     $ 46,108     $ 90,324
================================================================================

   At December 31, 2000, the Company had capital loss carryforwards of $25.0 million which expire in 2003.


NOTE 10

EMPLOYEE BENEFIT AND STOCK-BASED COMPENSATION PLANS

STOCK PURCHASE PLAN: The Company has an employee stock purchase plan that enables eligible employees to purchase the Company's common stock at 75% of its fair market value on the first business day following each three-month purchase period. Compensation expense recognized in continuing operations for the difference between the employees' purchase price and the fair value of the stock was $1.8 million, $4.1 million and $5.2 million in 2000, 1999 and 1998, respectively. Related compensation expense recognized in discontinued operations was $0.9 million, $0.7 million and $0.7 million in 2000, 1999 and 1998, respectively. Under the plan, 434,337, 568,107 and 698,830 shares were issued at prices ranging from $16.83 to $20.58, $20.95 to $27.57 and $24.38 to $26.16 in
2000, 1999 and 1998, respectively.

STOCK INCENTIVE PLAN: Under the Company's stock incentive plan, stock-based awards may be issued to employees via a broad range of methods, including non-qualified or incentive stock options, restricted stock and restricted stock units, stock appreciation rights and other awards based on the value of the Company's common stock. Options become exercisable in varying amounts beginning generally one year after the date of grant. The plan was amended in 1996 to reserve an aggregate of seven million shares of common stock for issuance under the plan. Awards for 5.4 million of these shares were granted prior to the termination of the plan on December 31, 2000. The Company's 2000 stock incentive plan, which is effective January 1, 2001, was approved by shareholders in August 2000. Three million shares of common stock were reserved for issuance under this plan.
   In 1998, the Company adopted the DeluxeSHARES program. Under this program, options were awarded to substantially all employees of the Company (excluding foreign employees and employees of businesses held for sale), allowing them, subject to certain conditions, to purchase 100 shares of common stock at a converted exercise price of $25.20 per share. The options became exercisable on January 30, 2001. Options for the purchase of 1.7 million shares of common stock were issued under this program.
   All options allow for the purchase of shares of common stock at prices equal to their market value at the date of grant. Information regarding the options issued under the current plan, which was adopted in 1994, the remaining options outstanding under the former plan adopted in 1984, and the DeluxeSHARES plan, is as follows:

                                                                      Weighted-
                                                                        average
                                                          Number       exercise
                                                       of shares          price
--------------------------------------------------------------------------------
Outstanding at January 1, 1998                         2,503,352         $33.04
Granted                                                3,085,800          33.18
Exercised                                               (277,848)         29.76
Canceled                                                (689,042)         34.60
--------------------------------------------------------------------------------
Outstanding at December 31, 1998                       4,622,262          33.10
Granted                                                1,231,053          35.72
Exercised                                               (481,340)         30.62
Canceled                                                (835,418)         35.41
--------------------------------------------------------------------------------
Outstanding at December 31, 1999                       4,536,557          33.65
Granted                                                1,215,823          25.36
Canceled                                                (384,932)         33.84
--------------------------------------------------------------------------------
Outstanding at December 31, 2000                       5,367,448          24.33
================================================================================

   Options for the purchase of 3,271,030 shares were exercisable at December 31, 2000, 1,905,060 were exercisable at December 31, 1999 and 1,641,298 were exercisable at December 31, 1998.

38     Deluxe Corporation   *   2000 Annual Report

   In connection with the spin-off of eFunds (see Note 3), options outstanding as of the spin-off record date were converted to options of the Company and options of eFunds. This conversion was calculated under a formula based on the market value of the Company's and eFunds' common stock at the spin-off record date and was designed to maintain an equivalent intrinsic value for the option holder utilizing the criteria described in Financial Accounting Standards Board Interpretation No. 44, ACCOUNTING FOR CERTAIN TRANSACTIONS INVOLVING STOCK COMPENSATION. This conversion process resulted in an adjustment to the pricing of the Company's options. The number of options and the remaining lives of the options were not adjusted. The weighted-average exercise prices shown in the table above, reflect the option prices on the dates the indicated events occurred. Thus, the weighted-average exercise price of options outstanding at December 31, 2000 reflects this pricing adjustment. The Company did not record a compensation charge as a result of this conversion process.

   For options outstanding and exercisable at December 31, 2000, the adjusted exercise price ranges and average remaining lives were as follows:

                                                    Options outstanding                          Options exercisable
--------------------------------------------------------------------------------------------------------------------------
                                         Number   Weighted-average     Weighted-average         Number    Weighted-average
Range of exercise prices            outstanding     remaining life       exercise price    exercisable      exercise price
--------------------------------------------------------------------------------------------------------------------------
$16.42 to $21.99                      1,333,189        8.64  years               $19.95        490,700              $20.74
$22.00 to $27.99                      3,908,266        5.91  years                25.55      2,654,337               25.47
$28.00 to $35.03                        125,993        2.97  years                32.79        125,993               32.79
--------------------------------------------------------------------------------------------------------------------------
                                      5,367,448        6.52  years               $24.33      3,271,030              $25.05
==========================================================================================================================

   The Company issued 72,111, 106,815 and 60,912 restricted shares and restricted stock units at weighted-average fair values of $25.55, $34.78 and $33.22 during 2000, 1999 and 1998, respectively. These awards generally vest over periods ranging from one to five years.
   Pro forma net income and net income per share have been determined as if the Company had accounted for its employee stock-based compensation under the fair value method. The fair value of options was estimated at the date of grant using the Black-Scholes option pricing model. The following weighted-average assumptions were used in valuing options issued:

--------------------------------------------------------------------------------
                                            2000          1999          1998
--------------------------------------------------------------------------------
Risk-free interest rate (%)                  6.6           6.7           5.9
Dividend yield (%)                           7.1           4.6           4.5
Expected volatility (%)                     24.4          24.0          21.8
Weighted-average option life (years)         9.0           9.0           5.9
================================================================================

   The weighted-average fair value of options granted in 2000, 1999 and 1998 was $3.57, $8.24 and $5.99 per share, respectively. For purposes of pro forma disclosures, the estimated fair value of the options was recognized as expense over the options' vesting periods. The Company's pro forma net income and net income per share were as follows:

--------------------------------------------------------------------------------
(dollars in thousands,
except per share amounts)                 2000          1999          1998
--------------------------------------------------------------------------------
Net income:
   As reported                          $161,936      $203,022      $143,063
   Pro forma                             157,552       197,555       140,510
Net income per share - basic:
   As reported                          $   2.24      $   2.65      $   1.77
   Pro forma                                2.18          2.58          1.74
Net income per share - diluted:
   As reported                          $   2.24      $   2.64      $   1.77
   Pro forma                                2.18          2.57          1.74
================================================================================

   These pro forma calculations only include the effects of grants made subsequent to January 1, 1995. As such, these impacts are not necessarily indicative of the pro forma effects on reported net income of future years.


                                             Enhancing shareholder value      39

PROFIT SHARING, DEFINED CONTRIBUTION AND 401(K) PLANS: The Company maintains profit sharing plans, a defined contribution pension plan and a plan established under section 401(k) of the Internal Revenue Code to provide retirement benefits for certain employees. The plans cover substantially all full-time and some part-time employees with approximately 15 months of service. Contributions to the profit sharing and defined contribution plans are made solely by the Company. Employees may contribute up to the lessor of $10,500 or 10% of their wages to the 401(k) plan. The Company will match the first 1% of wages contributed and 50% of the next 4% of wages contributed. All contributions are remitted to the plans' respective trustees, and benefits provided by the plans are paid from accumulated funds of the trusts.
   Contributions to the defined contribution pension plan equaled 4% of eligible compensation in 2000, 1999 and 1998. Related expense for continuing operations for these years was $9.5 million, $12.3 million and $11.2 million, respectively. Related expense for discontinued operations was $4.9 million, $3.2 million and $2.5 million in 2000, 1999 and 1998, respectively. Contributions to the profit sharing plans vary based on the Company's performance. Expense for continuing operations for these plans was $11.7 million, $12.8 million and $22.9 million in 2000, 1999 and 1998, respectively. Expense for discontinued operations was $3.1 million, $4.8 million and $4.6 million in 2000, 1999 and 1998, respectively. Company contributions to the 401(k) plan for continuing operations were $4.7 million, $6.4 million and $6.3 million in 2000, 1999 and 1998, respectively. Company contributions for discontinued operations were $2.3 million, $1.5 million and $1.5 million in 2000, 1999 and 1998, respectively.


NOTE 11

POST-RETIREMENT BENEFITS

The Company provides certain health care benefits for a large number of its retired employees. Employees included in the plan may become eligible for such benefits if they attain the appropriate years of service and age while working for the Company. During 2000, the Company's plan was expanded to include certain employees of its Checks Unlimited subsidiary who were previously not covered by the plan.
   Certain retirees' medical insurance premiums are based on the amounts paid by active employees. Effective January 1, 1998, active employees' premiums were reduced, thus reducing the medical premiums required to be paid by these retirees. Additionally, for retirees who participate in the active employees' indemnity plans, their co-payment amount was increased 5%.
   The following table summarizes the change in benefit obligation and plan assets during 2000 and 1999:

(dollars in thousands)
--------------------------------------------------------------------------------
Benefit obligation, January 1, 1999                                   $ 80,639
   Service cost                                                          1,694
   Interest cost                                                         5,286
   Actuarial (gains) and losses                                          3,383
   Effect of curtailment                                                (3,200)
   Benefits paid from plan assets and general funds
      of the Company                                                    (6,947)
--------------------------------------------------------------------------------
Benefit obligation, December 31, 1999                                   80,855
   Service cost                                                          1,586
   Interest cost                                                         5,873
   Plan amendments                                                       3,459
   Actuarial (gains) and losses                                          2,329
   Effect of curtailment                                                (1,837)
   Benefits paid from plan assets and general funds
      of the Company                                                    (6,088)
--------------------------------------------------------------------------------
Benefit obligation, December 31, 2000                                 $ 86,177
================================================================================

Fair value of plan assets, January 1, 1999                            $ 64,486
   Actual return on plan assets                                         11,678
   Benefits paid                                                        (3,900)
--------------------------------------------------------------------------------
Fair value of plan assets, December 31, 1999                            72,264
   Actual return on plan assets                                         11,386
   Benefits paid                                                        (4,200)
--------------------------------------------------------------------------------
Fair value of plan assets, December 31, 2000                          $ 79,450
================================================================================

   The funded status of the plan was as follows at December 31:

--------------------------------------------------------------------------------
(dollars in thousands)                                        2000       1999
--------------------------------------------------------------------------------
Accumulated post-retirement benefit obligation             $ 86,177    $ 80,855
Less:
   Fair value of plan assets (debt and equity securities)    79,450      72,264
   Unrecognized prior service cost                            3,949         743
   Unrecognized net loss                                      8,526      10,908
   Unrecognized transition obligation                         5,038       5,949
--------------------------------------------------------------------------------
Prepaid post-retirement asset recognized in the
   consolidated balance sheets                             $(10,786)   $ (9,009)
================================================================================


40     Deluxe Corporation   *   2000 Annual Report

   Net post-retirement benefit cost for the years ended December 31 consisted of the following components:

--------------------------------------------------------------------------------
(dollars in thousands)                        2000          1999          1998
--------------------------------------------------------------------------------
Service cost - benefits earned
   during the year                         $  1,586      $  1,694      $  1,218
Interest cost on the accumulated
    post-retirement benefit obligation        5,873         5,286         4,651
Expected return on plan assets               (7,236)       (6,126)       (5,719)
Amortization of transition obligation           458           586           680
Amortization of prior service cost              186           257           269
Recognized net amortization of
   (gains) and losses                           127           290           (63)
--------------------------------------------------------------------------------
Net post-retirement benefit cost                994         1,987         1,036
Curtailment (gain) loss                        (883)       (1,242)          315
--------------------------------------------------------------------------------
Total post-retirement benefit cost         $    111      $    745      $  1,351
================================================================================

   As a result of sales of businesses (see Note 6) and a reduction in employees as a result of the Company's cost-saving initiatives (see Note 4), the Company recognized a net post-retirement benefit curtailment gain of $0.3 million in 2000 and $1.2 million in 1999, and a net curtailment loss of $0.3 million in 1998. Additionally, in connection with the spin-off of eFunds (see Note 3), eFunds terminated its post-retirement medical plan. eFunds employees and retirees who were qualified for retiree medical benefits as of the spin-off date will continue to be eligible for these benefits from the Company. The Company has retained an obligation of $0.1 million as of December 31, 2000 for these employees and retirees. A net post-retirement benefit curtailment gain of $0.6 million was recorded at the spin-off date and was included in discontinued operations in the Company's 2000 consolidated statement of income.
   In measuring the accumulated post-retirement benefit obligation as of December 31, 2000, the Company's health care inflation rate for 2000 and beyond was assumed to be 5%. A one percentage point increase in the health care inflation rate for each year would increase the accumulated post-retirement benefit obligation by approximately $12.8 million and the service and interest cost components of the net post-retirement benefit cost by approximately $1.1 million. A one percentage point decrease in the health care inflation rate for each year would decrease the accumulated post-retirement benefit obligation by approximately $11.2 million and the service and interest cost components of the net post-retirement benefit cost by approximately $1.0 million. The discount rate used in determining the accumulated post-retirement benefit obligation as of December 31, 2000 and 1999 was 7.5%. The expected long-term rate of return on plan assets used to determine the net periodic post-retirement benefit cost was 9.5% in 2000, 1999 and 1998.


NOTE 12

LEASE AND DEBT COMMITMENTS

Long-term debt was as follows:

December 31,
--------------------------------------------------------------------------------
(dollars in thousands)                                   2000            1999
--------------------------------------------------------------------------------
8.55% unsecured and unsubordinated notes due
   February 15, 2001                                   $100,000        $100,000
Other                                                    10,873          14,407
--------------------------------------------------------------------------------
   Total long-term debt                                 110,873         114,407
   Less amount due within one year                      100,672           2,462
--------------------------------------------------------------------------------
      Total                                            $ 10,201        $111,945
================================================================================

   In February 1991, the Company issued $100.0 million of 8.55% unsecured and unsubordinated notes due February 15, 2001. The notes are not redeemable prior to maturity. The fair values of these notes were estimated to be $100.2 million and $101.8 million at December 31, 2000 and 1999, respectively, based on quoted market prices.
   Other long-term debt as of December 31, 2000 consists of a facility capital lease. This capital lease obligation bears interest at 10.4% and is due through the year 2009. The Company also has entered into operating leases on certain facilities and equipment. Future minimum lease payments under the capital obligation and noncancelable operating leases as of December 31, 2000 are as follows:

--------------------------------------------------------------------------------
                                               Capital               Operating
(dollars in thousands)                           Lease                  Leases
--------------------------------------------------------------------------------
2001                                          $  1,773                $  7,071
2002                                             1,804                   6,041
2003                                             1,897                   4,534
2004                                             1,897                   3,717
2005                                             1,897                   2,619
2006 and thereafter                              7,437                   3,343
--------------------------------------------------------------------------------
Total minimum lease payments                    16,705                 $27,325
================================================================================
Less portion representing interest               5,832
--------------------------------------------------------------------------------
Present value of minimum lease payments         10,873
Less current portion                               672
--------------------------------------------------------------------------------
Long-term portion of obligation                $10,201
================================================================================


                                             Enhancing shareholder value      41

   Rent expense charged to continuing operations was $10.6 million, $23.2 million and $26.6 million for 2000, 1999 and 1998, respectively. Rent expense charged to discontinued operations was $17.5 million, $20.7 million and $18.8 million for 2000, 1999 and 1998, respectively.
   Depreciation of the Company's real estate asset under capital lease is included in depreciation expense in the Company's consolidated statements of cash flows. The balance of the leased asset was as follows:

December 31,
--------------------------------------------------------------------------------
(dollars in thousands)                                 2000          1999
--------------------------------------------------------------------------------
Buildings and building improvements                 $ 11,574      $ 11,574
Less accumulated depreciation                          1,933           232
--------------------------------------------------------------------------------
Net buildings and building improvements
    under capital lease                             $  9,641      $ 11,342
================================================================================

   As of December 31, 2000, the Company had both committed and uncommitted bank lines of credit. These lines of credit could be withdrawn if the Company failed to comply with the covenants established in the credit agreements. Commitment fees on the committed lines of credit range from six and one-half to seven basis points.
   The Company's committed lines of credit for $450.0 million were available for borrowing and as support for its $150.0 million commercial paper program. The average amount drawn on these lines during 2000 was $18.8 million at a weighted-average interest rate of 6.26%. As of December 31, 2000, no amounts were outstanding under these lines of credit. The average amount drawn on these lines during 1999 was $12.7 million at a weighted-average interest rate of 6.10%. As of December 31, 1999, $60.0 million was outstanding under these lines of credit at an interest rate of 6.39%. The average amount of commercial paper outstanding during 2000 was $6.2 million at a weighted-average interest rate of 6.56%. No commercial paper was issued during 1999. There was no outstanding commercial paper at December 31, 2000 or 1999.
   The Company's uncommitted bank lines of credit for $35.0 million were available at variable interest rates. The average amount drawn on these lines during 2000 was $33,000 at a weighted-average interest rate of 6.38%. The average amount drawn on these lines during 1999 was $1.1 million at a weighted-average interest rate of 5.12%. As of December 31, 2000 and 1999 there was no outstanding balance under these lines of credit.
   The Company has a shelf registration in place for the issuance of up to $300.0 million in medium-term notes. Such notes could be used for general corporate purposes, including working capital, capital expenditures, possible acquisitions and repayment or repurchase of outstanding indebtedness and other securities of the Company. As of December 31, 2000 and 1999, no such notes were issued or outstanding.
   Absent certain defined events of default under a $150.0 million committed credit facility and the indenture related to its outstanding 8.55% unsecured and unsubordinated notes due February 15, 2001, there are no significant contractual restrictions on the ability of the Company to pay cash dividends.


NOTE 13

COMMON STOCK PURCHASE RIGHTS

On February 5, 1988, the Company declared a distribution to shareholders of record on February 22, 1988, of one common stock purchase right for each outstanding share of common stock. These rights were governed by the terms and conditions of a rights agreement entered into by the Company as of February 12, 1988. That agreement was amended and restated as of January 31, 1997 and further amended as of January 21, 2000 (Restated Agreement).
   Pursuant to the Restated Agreement, upon the occurrence of certain events, each right will entitle the holder to purchase one share of common stock at an exercise price of $150. In certain circumstances described in the Restated Agreement, if (i) any person becomes the beneficial owner of 15% or more of the Company's common stock, (ii) the Company is acquired in a merger or other business combination or (iii) upon the occurrence of other events, each right will entitle its holder to purchase a number of shares of common stock of the Company, or the acquirer or the surviving entity if the Company is not the surviving corporation in such a transaction. The number of shares purchasable will be equal to the exercise price of the right divided by 50% of the then-current market price of one share of common stock of the Company, or other surviving entity (i.e., at a 50% discount), subject to adjustments provided in the Restated Agreement. The rights expire January 31, 2007, and may be redeemed by the Company at a price of $.01 per right at any time prior to the occurrence of the circumstances described above.


42     Deluxe Corporation   *   2000 Annual Report

NOTE 14

SHAREHOLDERS' EQUITY

---------------------------------------------------------------------------------------------------------------------------------
                                                                                                           Accumulated Other
                                                                                                         Comprehensive Income
                                                                                                     ----------------------------
                                                                                                         Unrealized
                                                               Additional                            gain (loss) on    Cumulative
                                                     Common       paid-in      Retained      Unearned    marketable   translation
(dollars in thousands)                               shares       capital      earnings  compensation    securities    adjustment
----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997                        $  81,326     $   4,758     $ 525,302     $    (649)    $      --     $    (489)
Net income                                               --            --       143,063            --            --            --
Cash dividends                                           --            --      (119,682)           --            --            --
Common stock issued                                     988        31,613            --            --            --            --
Common stock retired                                 (1,833)      (29,549)      (28,941)           --            --            --
Unearned compensation                                    --            --            --           411            --            --
Unrealized fair value adjustments                        --            --            --            --            70            --
Translation adjustment                                   --            --            --            --            --           177
----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998                           80,481         6,822       519,742          (238)           70          (312)
Net income                                               --            --       203,022            --            --            --
Cash dividends                                           --            --      (113,535)           --            --            --
Common stock issued                                   1,112        35,846            --            --            --            --
Common stock retired                                 (9,573)      (42,668)     (262,612)           --            --            --
Unearned compensation                                    --            --            --           191            --            --
Unrealized fair value adjustments                        --            --            --            --          (485)           --
Translation adjustment                                   --            --            --            --            --          (555)
----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999                           72,020            --       346,617           (47)         (415)         (867)
Net income                                               --            --       161,936            --            --            --
Adjustment for lag in financial reporting (1)            --            --        (1,125)           --            --            --
Cash dividends                                           --            --      (107,195)           --            --            --
Distribution of subsidiary stock
    to shareholders (see Note 3)                         --            --      (253,990)           --            --            --
Gain on sale of subsidiary stock (2)                     --        30,495            --            --            --            --
Common stock issued                                     583        14,938            --            --            --            --
Common stock retired                                    (48)       (1,190)           --            --            --            --
Unearned compensation                                    --            --            --           (13)           --            --
Unrealized fair value adjustments                        --            --            --            --           242            --
Translation adjustment                                   --            --            --            --            --           867
----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2000                        $  72,555     $  44,243     $ 146,243     $     (60)    $    (173)    $      --
==================================================================================================================================

(1) Prior to 2000, for purposes of consolidating a subsidiary based in India, the Company used financial statements with a November 30 fiscal period end. Effective January 1, 2000, this subsidiary changed its reporting dates to coincide with the rest of the Company. The results of operations for this subsidiary for the month of December 1999 were excluded from the Company's consolidated statements of income and were reflected as an adjustment to retained earnings during the first quarter of 2000.
(2) In June 2000, the Company's subsidiary, eFunds, sold 5.5 million shares of its common stock to the public. Prior to this initial public offering (IPO), the Company owned 40 million, or 100%, of eFunds' total outstanding shares. Subsequent to the IPO, the Company continued to own 40 million shares of eFunds, representing 87.9% of eFunds' total outstanding shares. Proceeds from the offering, based on the offering price of $13.00 per share, totaled $71.5 million ($64.5 million, net of offering expenses). The difference of $30.5 million between the net proceeds from the offering and the carrying amount of the Company's investment in eFunds was recorded as additional paid-in capital. No tax expense or deferred tax was provided on this amount, as the Company disposed of its ownership in eFunds in a tax-free manner (see Note 3).


NOTE 15

BUSINESS SEGMENT INFORMATION

During 2000, the Company operated two business segments, based on the nature of the products and services offered by each: Paper Payment Systems and eFunds. Paper Payment Systems provides checks and related products to individuals and small businesses located in the United States. eFunds provides transaction processing and risk management services to financial institutions, retailers, electronic funds transfer networks, e-commerce providers and government agencies and also offers information technology consulting and business process management services. In December 2000, the Company disposed of its ownership in eFunds via a spin-off transaction (see Note 3). The results of eFunds are reflected


                                             Enhancing shareholder value      43
as discontinued operations in the Company's consolidated financial statements and thus, are excluded from the Company's segment information. Prior year information for the Paper Payment Systems segment has been restated to include unallocated corporate expenses.
   During 1999 and 1998, the Company also operated NRC Holding Corporation, a collections business. This business was sold in December 1999 (see Note 6). The results of this business are not included in the Company's reportable segments, but are included in the Company's reconciliations to consolidated amounts.
   During 1998, the Company operated two additional segments: Direct Response and Deluxe Direct. The sales of both of these businesses were completed in December 1998 (see Note 6). Direct Response provided direct marketing, customer database management, and related services to the financial industry and other businesses. Deluxe Direct primarily sold greeting cards, stationery, and specialty paper products through direct mail.
   None of the Company's reportable segments operated internationally during 2000 or 1999. The Company's Deluxe Direct segment did have operations in the United Kingdom during 1998. These operations generated revenue of $1.2 million during 1998. No single customer of the Company accounted for more than 10% of revenue in 2000, 1999 or 1998.
   The accounting policies of the segments are the same as those described in
Note 1. During 1998, corporate expenses were allocated to the segments as a fixed percentage of segment revenues. This allocation included expenses for various support functions such as human resources, information services and finance and included depreciation and amortization expense related to corporate assets. The corresponding corporate asset balances were allocated to the segments. Most inter-segment sales were based on current market pricing.

----------------------------------------------------------------------------------------------------------------------
                                                  Reportable Business Segments
                                       -----------------------------------------------
                                                 Paper          Direct          Deluxe
(dollars in thousands)                 Payment Systems        Response          Direct      All Others    Consolidated
----------------------------------------------------------------------------------------------------------------------
Revenue from external customers:
   2000                                     $1,262,712      $       --      $       --      $       --      $1,262,712
   1999                                      1,239,724              --              --         124,074       1,363,798
   1998                                      1,285,728          42,662         223,906         121,419       1,673,715
----------------------------------------------------------------------------------------------------------------------
Intersegment sales:
   2000                                             --              --              --              --              --
   1999                                             --              --              --              --              --
   1998                                          1,808             722              --             350           2,880
----------------------------------------------------------------------------------------------------------------------
Operating income (loss):
   2000                                        277,310              --              --              --         277,310
   1999                                        296,213              --              --           2,021         298,234
   1998                                        271,780         (22,573)          5,047           3,640         257,894
----------------------------------------------------------------------------------------------------------------------
Depreciation and amortization expense:
   2000                                         68,570              --              --              --          68,570
   1999                                         58,991              --              --           2,050          61,041
   1998                                         53,984           2,213              --           5,957          62,154
----------------------------------------------------------------------------------------------------------------------
Total assets:
   2000                                        649,469              --              --              --         649,469
   1999                                        710,402              --              --         194,963         905,365
   1998                                        919,264              --              --         158,136       1,077,400
----------------------------------------------------------------------------------------------------------------------
Capital purchases:
   2000                                         48,483              --              --              --          48,483
   1999                                         73,458              --              --           3,337          76,795
   1998                                         80,426             602           1,623           8,156          90,807
======================================================================================================================


44     Deluxe Corporation   *   2000 Annual Report

   All Others total assets as of December 31, 1999 represents the net assets of discontinued operations (see Note 3). All Others total assets as of December 31, 1998 includes net assets of discontinued operations of $89.4 million and the assets of the Company's collections business.
   The Company's revenue by product was as follows:

--------------------------------------------------------------------------------
(dollars in thousands)                  2000           1999           1998
--------------------------------------------------------------------------------
Checks and related services         $1,126,249     $1,113,143     $1,140,236
Other printed products                  21,519         23,757         25,659
Accessories                            114,944        102,824        119,833
Divested businesses                         --        124,074        387,987
--------------------------------------------------------------------------------
Total revenue                       $1,262,712     $1,363,798     $1,673,715
================================================================================


NOTE 16

ADDITIONAL DISCONTINUED OPERATIONS DISCLOSURES

SIGNIFICANT ACCOUNTING POLICIES:

CAPITALIZATION OF SOFTWARE DEVELOPED FOR RESALE: The Company's discontinued operations capitalized costs of software developed for licensing and resale once technological feasibility had been established. Costs incurred prior to establishing technological feasibility were expensed as incurred. Technological feasibility was established upon completion of all planning, designing, coding and testing activities that were necessary to determine that a product could be produced to meet its design specifications, including functions, features and technical performance requirements. Capitalization of costs ceased when the product was available for general release to customers. Such costs were amortized on a product-by-product basis, but no longer then five years. The carrying value of software developed for resale was reviewed in accordance with the Company's policy on impairment of long-lived assets and intangibles.
   In some situations, customers did not take possession of the software. Instead, it remained installed on the Company's hardware and customers accessed it as needed. The software utilized under these arrangements was also sold to customers. Thus, the development costs of these software products were accounted for under the Company's policy on capitalization of software developed for resale.

TRANSLATION ADJUSTMENT: The financial position and results of operations of international subsidiaries were measured using local currencies as the functional currencies. Assets and liabilities of these operations were translated at the exchange rate in effect at the balance sheet date. Income statement accounts were translated at the average exchange rate during the year. Translation adjustments arising from the use of differing exchange rates from period to period were included in accumulated other comprehensive income in the shareholders' equity section of the consolidated balance sheets. After the spin-off of discontinued operations in December 2000 (see Note 3), the Company no longer operates international subsidiaries.

REVENUE RECOGNITION: Transaction processing and service fees were recognized in the period that the service was performed. These services consisted of processing customers' electronic debit transactions through electronic funds transfer networks and settling the funds with the financial institutions involved in the transaction. Additionally, these services included monitoring automated teller machines (ATM) and point-of-sale devices to alert the customers when potential problems occurred. These fees were charged on a per transaction basis, depending on the contractual arrangement with the customer. Government services fees were recognized in the period services were provided based on monthly fees per benefits recipient.
   Decision support fees were recognized as revenue in the period the services were provided. Decision support services consisted of new account applicant and check verification screenings to manage the risk associated with account openings and check acceptance. Decision support fees were based on the number of inquiries against the databases used for screening purposes or monthly fees based on the aggregate dollar value of checks authorized by the retailer, depending on the product and service.
   Software license fees for standard software products were recognized at the point when delivery occurred, the license fee was fixed and determinable, collectibility was probable and evidence of the arrangement existed. License fees were charged based on modules purchased by the customer. In some situations, customers did not take possession of the software. Instead, it remained installed on the Company's hardware and customers accessed it as needed. Revenue in these situations was recognized on a fee-for-service basis.


                                             Enhancing shareholder value      45

   Software maintenance and support revenues were recognized ratably over the term of the contract, and/or as the services were provided. Support services, such as customization of standard software modules, were charged on a time and materials basis and were recognized as hours were completed.
   Revenue for information technology consulting and business process management services were generally recognized under two methods, depending on contractual terms. Under the time and materials method, revenue was based on a fee per hour basis and was recognized as hours were completed. Under the fixed contract method, a pre-set fee was agreed upon for a project, and revenue was recognized proportionately to the percentage completion of the project.

LONG-TERM SERVICE CONTRACTS: Long-term service contracts are definitive agreements to provide services over a period of time in excess of one year and with respect to which the Company has no contractual right to adjust the prices or terms at or on which its services are supplied during the term of the contract. The Company's long-term service contracts were for transaction processing and business process management services provided by discontinued operations. Total revenues for some long-term service contracts could vary based on the demand for services. Revenues on long-term service contracts were recognized under the applicable revenue recognition policy outlined above. Expenses were recognized when incurred, with the exception of installation costs. Under the discontinued operations' long-term service contracts, installation costs were not recovered at the time of installation. Rather, they were factored into billing rates over the term of the contract. Accordingly, installation costs for long-term service contracts were initially capitalized and then amortized over the life of the contract. Any equipment and software purchased to support a long-term service contract was capitalized and depreciated or amortized over the life of the related contract or the life of the asset, whichever was shorter.
   In determining the profitability of a long-term service contract, only direct and allocable indirect costs associated with the contract were included in the calculation. The appropriateness of allocations of indirect costs depended on the circumstances and involved the judgment of management, but such costs could have included the costs of indirect labor, contract supervision, tools and equipment, supplies, quality control and inspection, insurance, repairs and maintenance, depreciation and amortization and, in some circumstances, support costs. The method of allocating any indirect costs included in the analysis was also dependent upon the circumstances and the judgment of management, but the allocation method was systematic and rational. Selling, general and administrative costs were not included in the analysis. Provisions for estimated losses on long-term service contracts, if any, were made in the period in which the loss first became probable and reasonably estimable. Projected losses were based on management's best estimates of a contract's revenue and costs. Actual losses on individual long-term service contracts were compared to the loss projections periodically, with any changes in the estimated total contract loss recognized as they became probable and reasonably estimable.
   Certain direct costs associated with electronic benefits transfer (EBT) contracts were common to a number of contracts and were attributed to each contract based on its use of the services associated with these common direct costs. Revenues, case counts or other applicable statistics were used to attribute these costs to individual contracts.
   In the event an asset impairment loss was recognized on long-lived assets used to support a long-term service contract, the original estimation of the contract's costs was revised to reduce the depreciation and amortization associated with the impaired assets accordingly.

RESULTS OF DISCONTINUED OPERATIONS:

Revenue and loss from discontinued operations were as follows:

Year Ended December 31,
--------------------------------------------------------------------------------
(dollars in thousands)                          2000        1999        1998
--------------------------------------------------------------------------------
Revenue from external customers               $358,609    $293,502    $265,934
Pre-tax income (loss) from operations
   of discontinued operations before
   measurement date                           $ 10,402    $  2,073    $(13,390)
Pre-tax costs of spin-off                      (16,786)         --          --
Income tax expense (benefit)                     1,152       3,372      (2,887)
--------------------------------------------------------------------------------
Net loss from discontinued operations         $ (7,536)   $ (1,299)   $(10,503)
================================================================================


46     Deluxe Corporation   *   2000 Annual Report

   Pre-tax costs of the spin-off are net of pre-tax income of $2.2 million for the results of discontinued operations subsequent to the November 30, 2000 measurement date. This is the date on which the Company's board of directors approved the spin-off. Costs of the spin-off also include amounts due to officers of the Company under executive employment agreements of $7.2 million, losses of $2.9 million on disposals of infrastructure assets not usable by the Company or by the discontinued operations, as well as legal, consulting and accountants fees.
   In connection with the spin-off, the Company and eFunds entered into various agreements that define their relationship after the separation. The Company has agreed to indemnify eFunds for future losses arising from any litigation based on the conduct of the discontinued operations' EBT and medical eligibility verification businesses prior to eFunds' initial public offering in June 2000 (see Note 14), and from certain future losses on identified loss contracts. The maximum amount of litigation and contract losses for which the Company will indemnify eFunds is $14.6 million. The Company has also entered into contracts with eFunds for the purchase of application development, support and repair services and business process management services. The Company expects to pay eFunds approximately $50.0 million per year for these services through 2004. The Company also agreed to provide eFunds the right, through 2001, to use the system through which the Company's check printing customers order products in order that eFunds may deliver its ChexSystems products. The Company will receive approximately $3.9 million from eFunds in 2001 for providing this right. Additionally, the two companies entered into agreements addressing such matters as data sharing, real estate and tax sharing.

RESTRUCTURING CHARGES:

During 2000, the Company's results of discontinued operations includes restructuring charges of $0.6 million for administrative reductions. These charges assumed the termination of 31 employees.
   During 1999, the Company's results of discontinued operations includes reversals of restructuring charges of $2.4 million relating to the Company's 1998 initiative to reduce SG&A expense and its 1996 plan to reduce its international workforce. The reduction in the SG&A expense initiative accrual was due to higher than anticipated attrition, resulting in severance payments to 37 fewer employees than originally anticipated. Also, prior to 1999, the Company was planning on divesting its international operations. In 1999, the Company decided to retain these operations, thus, planned reductions within that business were canceled.
   During 1998, the Company's results of discontinued operations includes restructuring charges of $3.2 million for severance associated with the Company's initiative to reduce SG&A expense. The Company had anticipated eliminating 76 positions in various support functions within sales, marketing, finance, human resources and information services. Also during 1998, the results of discontinued operations includes the reversal of $1.0 million of a 1996 restructuring charge. The 1996 charge related to planned reductions in various international support functions. Due to higher than anticipated attrition, it was necessary to reduce this reserve.

The following table summarizes the changes in discontinued operations restructuring reserves during 2000, 1999 and 1998:

-------------------------------------------------------------------------------------------------------
(dollars in millions)                   2000                      1999                      1998
-------------------------------------------------------------------------------------------------------
                                          Number of                 Number of                 Number of
                                          employees                 employees                 employees
                                  Amount   affected         Amount   affected         Amount   affected
--------------------------------------------------------------------------------------------------------
Balance-beginning of year         $  1.2          6         $  4.7        186         $  4.6        174
Adjustments to accruals               .6         31           (2.4)      (162)           2.2         31
Severance paid                      (1.4)       (28)          (1.1)       (18)          (2.1)       (19)
Spin-off                            (0.4)        (9)            --         --             --         --
--------------------------------------------------------------------------------------------------------
Balance-end of year               $   --         --         $  1.2          6         $  4.7        186
========================================================================================================


                                             Enhancing shareholder value      47

IMPAIRMENT LOSSES:

During 1998, the Company's results of discontinued operations includes impairment charges of $26.3 million to write-down the carrying value of the long-lived assets of the EBT business. The assets consisted of point-of-sale equipment, internal-use software and capitalized installation costs. The Company concluded that the operating losses incurred by this business would continue. This was primarily due to the fact that the variable costs associated with supporting benefit recipient activity were higher than originally anticipated and actual transaction volumes were below original expectations. In calculating the impairment charges, the Company determined that the assets utilized by this business had no fair market value. The point-of-sale equipment was purchased via capital leases. The lease buy-out prices for the equipment plus the deinstallation costs exceeded the amount equipment resellers were willing to pay for the equipment. The utility of the internal-use software was limited to its use in supporting the EBT business, and the installation costs could not be resold. Thus, the long-lived assets and intangibles of this business were reduced to a carrying value of zero.

CONTRACT LOSSES:

During 2000, 1999 and 1998, the Company's results of discontinued operations includes charges for expected future losses on the long-term service contracts of the EBT business.
   During 2000, net contract loss charges of $9.7 million were recorded. In April 2000, the Company completed negotiations with the prime contractor for a state coalition for which the Company's discontinued operations provides EBT services. Prior to this, the Company and the prime contractor were operating without a binding, legally enforceable contract. The Company increased its accrual for expected future losses on long-term service contracts by $12.2 million to reflect the fact that there was now a definitive agreement with this contractor. Offsetting this charge was the reversal of $2.5 million of previously recorded contract loss accruals. These reversals resulted from productivity improvements and cost savings from lower than anticipated telecommunications and interchange expenses.
   During 1999, contract loss charges of $8.2 million were recorded. A majority of the charges resulted from the conclusion of negotiations with a prime contractor regarding the timing and costs of transitioning switching services from the Company to a new processor. Also, lower than projected actual transaction volumes (primarily related to states fully rolled-out in 1999) contributed to changes in the estimates underlying the charges recorded in 1998.
   During 1998, contract loss charges of $14.7 million were recorded. Due to a continuing strong economy, record low unemployment and welfare reform, the actual transaction volumes and expected future revenues of the EBT business were well below original expectations. Additionally, actual and expected future telecommunications, installation, help desk and other costs were significantly higher than originally anticipated. These factors resulted in expected future losses on existing EBT contracts.

BUSINESS COMBINATIONS:

2000 ACQUISITION: During March 2000, the Company paid cash of $20.0 million for an approximately 24% interest in a limited liability company that provides ATM management and outsourcing services to retailers and financial institutions. The Company's share of the results of this business subsequent to its acquisition date are included in discontinued operations in the Company's consolidated statements of income. The difference of $20.0 million between the carrying value of the investment and the underlying equity in the net assets of the limited liability company was being amortized over 15 years.


48     Deluxe Corporation   *   2000 Annual Report

1999 ACQUISITIONS: During February 1999, the Company acquired all of the outstanding shares of eFunds Corporation of Tustin, California for $13.0 million in cash. This company provides electronic check conversion and electronic funds transfer solutions to financial services companies and retailers. The acquisition was accounted for under the purchase method of accounting. The results of this business subsequent to its acquisition date are included in discontinued operations in the Company's consolidated statements of income. The purchase price was allocated to the assets acquired and liabilities assumed based on their fair values on the date of purchase. Total cost in excess of net assets acquired in the amount of $15.7 million was being amortized over 10 years.
   During April 1999, the Company acquired the remaining 50% ownership interest in HCL-Deluxe, N.V. for $23.4 million in cash. The joint venture, which the Company entered into with HCL Corporation of India in 1996, commenced operations in September 1997. The company provides information technology consulting and business process management services to financial services companies and to all of the Company's businesses. The acquisition was accounted for under the purchase method of accounting. The entire results of this business from the date the Company acquired 100% ownership are included in discontinued operations in the Company's consolidated statements of income. Prior to this, the Company recorded its 50% ownership of the joint venture's results under the equity method of accounting. These results are also included in discontinued operations in the Company's consolidated statements of income. The purchase price was allocated to the assets acquired and liabilities assumed based on their fair values on the date of purchase. Total cost in excess of net assets acquired in the amount of $24.9 million was being amortized over 15 years.

LEGAL PROCEEDINGS:

During 1997, a judgment was entered against the Company in the U.S. District Court for the Western District of Pennsylvania. The case was brought against the Company by Mellon Bank (Mellon) in connection with a potential bid to provide EBT services for the Southern Alliance of States. In 1997, the Company recorded a pre-tax charge of $40.0 million to reserve for this judgment and other related costs. In 1998, Mellon's motion for prejudgment interest was denied by the district court. As a result, the Company's 1998 results of discontinued operations includes a reversal of $4.2 million of the $40.0 million liability.
   In January 1999, the United States Court of Appeals for the Third Circuit affirmed the judgment of the district court and the Company paid $32.2 million to Mellon in February 1999. The portion of the reserve remaining after the payment of this judgment ($2.1 million) was reversed in 1999.


NOTE 17

SUBSEQUENT EVENTS (UNAUDITED)

In January 2001, the Company's board of directors approved a stock repurchase plan, authorizing the repurchase of up to 14 million shares of its common stock.
   In February 2001, the Company's $100.0 million of 8.55% unsecured and unsubordinated notes became payable. The Company paid these notes by utilizing cash on hand.
   In March 2001, the Company increased the amount of its commercial paper program to $300.0 million.


                                             Enhancing shareholder value      49

INDEPENDENT AUDITORS' REPORT



Deluxe Corporation

   We have audited the accompanying consolidated balance sheets of Deluxe Corporation and its subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, comprehensive income, and cash flows for each of the three years in the period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
   We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Deluxe Corporation and its subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.


/s/ Deloitte & Touche LLP

Deloitte & Touche LLP

Minneapolis, Minnesota
January 25, 2001


50     Deluxe Corporation   *   2000 Annual Report

SUMMARIZED QUARTERLY FINANCIAL DATA (UNAUDITED)

2000 QUARTER ENDED
-------------------------------------------------------------------------------------------------------------------

(dollars in thousands, except per share amounts)           March 31        June 30   September 30    December 31
-------------------------------------------------------------------------------------------------------------------
Revenue                                                    $321,578(1)    $322,250(1)    $316,084(1)    $302,800
Gross profit                                                206,207(1)     209,555(1)     202,876(1)     192,817
Income from continuing operations                            42,024         42,644         46,964         37,840(3)
Per share of common stock:
   Continuing operations - basic                                .58            .59            .65            .52(3)
   Continuing operations - diluted                              .58            .59            .65            .52(3)
   Net income - basic                                           .61            .48(2)         .68            .46(4)
   Net income - diluted                                         .61            .48(2)         .68            .46(4)
   Cash dividends                                               .37            .37            .37            .37
===================================================================================================================

1999 QUARTER ENDED
-------------------------------------------------------------------------------------------------------------------

(dollars in thousands, except per share amounts)           March 31        June 30   September 30    December 31
-------------------------------------------------------------------------------------------------------------------
Revenue                                                    $347,844(1)    $337,481(1)    $341,321(1)    $337,152(1)
Gross profit                                                203,320(1)     196,799(1)     201,049(1)     206,718(1)
Income from continuing operations                            43,554         47,904         49,319         63,544(5)
Per share of common stock:
   Continuing operations - basic                                .54            .62            .65            .86(5)
   Continuing operations - diluted                              .54            .61            .65            .86(5)
   Net income - basic                                           .60            .61            .65            .79(6)
   Net income - diluted                                         .60            .61            .65            .79(6)
   Cash dividends                                               .37            .37            .37            .37
===================================================================================================================

(1) As a result of the spin-off of eFunds, these figures differ from those previously reported in the Company's Quarterly Reports on Form 10-Q and the Company's Annual Report on Form 10-K for the year ended December 31, 1999. The results of eFunds are reflected as discontinued operations in the Company's consolidated financial statements for all periods presented.

(2) 2000 second quarter results include charges of $9.7 million for additional expected future losses on existing EBT contracts of discontinued operations, charges of $7.2 million for payments due under executive employment agreements due to the planned separation of eFunds and net restructuring reversals of $1.6 million.

(3) 2000 fourth quarter results from continuing operations include asset impairment charges of $9.7 million relating to a discontinued e-commerce initiative.

(4) 2000 fourth quarter results include asset impairment charges of $9.7 million relating to a discontinued e-commerce initiative and costs of $9.1 million relating to the spin-off of eFunds.

(5) 1999 fourth quarter results from continuing operations include a gain of $19.8 million on the sale of its collections businesses and the reversal of $5.6 million of restructuring reserves.

(6) 1999 fourth quarter results include a gain of $19.8 million on the sale of its collections businesses, the reversal of $6.0 million of restructuring reserves and charges of $8.2 million to reserve for additional expected future losses on existing EBT contracts of discontinued operations.


                                             Enhancing shareholder value      51