Form 10-K, Exhibit 13
period 2002-12-31
DELUXE CORP
filed 2003-03-27
CIK 27996

Exhibit 13

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Company Profile
We operate three business segments: Financial Services, Direct Checks and Business Services. Financial Services sells checks, related products and check merchandising services to financial institutions. Direct Checks sells checks and related products directly to consumers through direct mail and the Internet. Business Services sells checks, forms and related products to small businesses and home offices through financial institution referrals and via direct mail and the Internet. All three segments operate only in the United States.

        During 2000, we operated two business segments: Paper Payment Systems and eFunds. On December 29, 2000, we disposed of the eFunds segment via a spin-off transaction. As a result, in 2001 we reorganized our Paper Payment Systems segment into the three segments we operate today. The results of the eFunds segment are reflected as discontinued operations in our consolidated financial statements for the year ended December 31, 2000.

Results of Operations
The following table presents, for the periods indicated, the relative composition of selected statement of income data (dollars in thousands, except revenue per unit amounts):

	2002		2001		2000

	$	% of Revenue	$	% of Revenue	$	% of Revenue

Revenue from external customers:

Financial Services	$754,022	-	$768,499	-	$794,628	-

Direct Checks	310,866	-	305,637	-	278,348	-

Business Services	219,095	-	204,239	-	189,736	-

Total	$1,283,983	-	$1,278,375	-	$1,262,712	-

Units (millions)(1)	92.64	-	96.24	-	97.09	-

Revenue per unit	$13.86	-	$13.28	-	$13.01	-

Gross profit	848,189	66.1%	824,557	64.5%	809,689	64.1%

Selling, general and administrative expense	502,961	39.2%	514,369	40.2%	518,245	41.0%

Other operating expense(2)	297	-	8,250	0.6%	12,510	1.0%

Operating income:

Financial Services	$180,999	24.0%	$167,721	21.8%	$174,276	21.9%

Direct Checks	92,415	29.7%	75,365	24.7%	64,980	23.3%

Business Services	71,517	32.6%	58,852	28.8%	50,363	26.5%

Unallocated(3)	-	-	-	-	(10,685)	-

Total	$344,931	26.9%	$301,938	23.6%	$278,934	22.1%

(1)	Units represent an equivalent quantity of checks sold calculated across all check-related product lines. Non-production and accessory products are excluded from the calculation of units.

(2)	Other operating expense consists of asset impairment and net disposition losses and in 2001 and 2000 includes goodwill amortization expense.

(3)	Unallocated operating loss for 2000 represents asset impairment losses and restructuring charges related to a discontinued e-commerce initiative.

Year Ended December 31, 2002 Compared
to the Year Ended December 31, 2001

Revenue
Revenue increased $5.6 million, or 0.4%, to $1,284.0 million for 2002 from $1,278.4 million for 2001. Revenue per unit increased 4.4% as compared to 2001 due to price increases in all three segments, the improved effectiveness of our selling techniques and continued strength in selling premium-priced licensed designs and services. Partially offsetting the increase in revenue per unit was a 3.7% decrease in unit volume. Over 40% of this decline was due to lower financial institution conversion activity during 2002, as bank mergers and acquisitions were down from 2001. Conversion activity is driven by the need to replace checks after one financial institution merges with or acquires another. Additionally, the Direct Checks segment was impacted by lower consumer response rates, and all three segments were impacted by a decline in check usage due to the slower economy and the increasing use of alternative payment methods.

2002 Annual Report      17

Gross profit
Gross profit increased $23.6 million, or 2.9%, to $848.2 million for 2002 from $824.6 million for 2001. Gross margin increased to 66.1% for 2002 from 64.5% for 2001. The increase in gross margin was due to the higher revenue per unit discussed earlier and continued focus on productivity improvements, including the conversion to lean and cellular manufacturing concepts in our Financial Services and Business Services check printing facilities, as well as other cost reductions and reduced spoilage. Postal rate increases partially offset these improvements.

Selling, general and administrative (SG&A) expense
SG&A expense decreased $11.4 million, or 2.2%, to $503.0 million for 2002 from $514.4 million for 2001. As a percentage of revenue, SG&A expense decreased to 39.2% for 2002 from 40.2% for 2001. The improvement was primarily due to our efforts to move customers to the lower-cost electronic and Internet order channels, lower depreciation and amortization expense as a result of reductions in capital purchases in recent years and ongoing cost management efforts. Partially offsetting these decreases was a $7.1 million increase in advertising expense within the Direct Checks segment. There has been an overall softening in direct mail industry response rates causing some of the cooperative mailers and other businesses we have relied upon to distribute direct mail advertisements to reduce their circulation. This has made it challenging, and more costly, to acquire suitable advertising media for Direct Checks traditional means of new customer acquisition.

Goodwill amortization expense
On January 1, 2002, we adopted Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, in its entirety. Under this new statement, goodwill and intangible assets with indefinite lives are no longer amortized, but are subject to impairment testing on at least an annual basis. Thus, we recorded no goodwill amortization expense during 2002, compared to $6.2 million for 2001.

Asset impairment and net disposition losses
The net loss of $0.3 million for 2002 consisted of the retirement of certain software assets, partially offset by the recognition of $0.9 million of the deferred gain resulting from a 1999 sale-leaseback transaction with an unaffiliated third party. The net loss of $2.1 million for 2001 consisted of write-offs resulting from a review of asset usage and physical inventories of assets, partially offset by the recognition of $1.7 million of the deferred gain from the 1999 sale-leaseback transaction.

Interest expense
Interest expense decreased $0.5 million to $5.1 million for 2002 from $5.6 million for 2001. The decrease was due to lower interest rates partially offset by higher debt levels. During 2002, we had weighted-average debt outstanding of $171.8 million at a weighted-average interest rate of 2.13%. During 2001, we had weighted-average debt outstanding of $104.5 million at a weighted-average interest rate of 3.99%. In February 2001, we paid off $100.0 million of unsecured and unsubordinated notes which carried interest at 8.55%.

Provision for income taxes
Our effective tax rate for 2002 was 37.1% compared to 37.5% for 2001. The decrease was due primarily to the reversal of $12.9 million of previously established income tax reserves. During the fourth quarter of 2002, the Internal Revenue Service (IRS) completed its review of our income tax returns for 1996 through 1998. Certain IRS rules were clarified in a manner favorable to us, and the related reserves were no longer required. Substantially offsetting these reversals was a $12.2 million charge for a valuation allowance relating to our deferred tax asset for capital loss carryforwards which expire at the end of 2003. By the fourth quarter of 2002, the predominance of negative evidence indicated that it was more likely than not that the tax benefits associated with a majority of the capital loss carryforwards would not be realized as certain tax planning strategies upon which we intended to rely were no longer considered to be prudent or feasible.

Income from continuing operations
Income from continuing operations increased $28.4 million, or 15.3%, to $214.3 million for 2002 from $185.9 million for 2001. The improvement was due to the increases in revenue and gross profit, the reduction in SG&A expense and the change in accounting for goodwill discussed earlier.

Diluted earnings per share from continuing operations
Diluted earnings per share from continuing operations increased $0.67, or 24.9%, to $3.36 for 2002 from $2.69 for 2001. In addition to the increase in income from continuing operations discussed earlier, average shares outstanding decreased from 2001 due to our share repurchase programs. In January 2001, our board of directors approved the repurchase of up to 14 million shares of our common stock and in August 2002, the board authorized the repurchase of an additional 12 million shares. As of December 31, 2002, 15.2 million shares had been repurchased under these programs. The change in average shares outstanding resulting from share repurchases, partially offset by the impact of shares issued under employee stock purchase and stock incentive plans, accounted for $0.26 of the increase in 2002 earnings per share as compared to 2001.

        As permitted by SFAS No. 123, Accounting for Stock-Based Compensation, we continue to account for employee stock-based compensation in accordance with Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees. Accordingly, our results of operations do not include

18   DLX

compensation expense for stock options issued under our stock incentive plan and for 2002 do not include compensation expense for shares issued under our amended and restated employee stock purchase plan. Had this expense been included in our results, diluted earnings per share would have been $0.04 lower for 2002 and $0.05 lower for 2001. This pro forma impact of stock-based compensation was calculated under a method consistent with that disclosed in the notes to our consolidated financial statements for the year ended December 31, 2002.

Year Ended December 31, 2001 Compared
to the Year Ended December 31, 2000

Revenue
Revenue increased $15.7 million, or 1.2%, to $1,278.4 million for 2001 from $1,262.7 million for 2000. Revenue per unit increased 2.1% from 2000 due to price increases in all three segments and increased sales of premium-priced licensed designs, partially offset by continued competitive pricing pressure in the Financial Services segment. Unit volume decreased 0.9% due primarily to the loss of financial institution clients as a result of the competitive pricing pressure. Partially offsetting the volume decline in the Financial Services segment was the effectiveness of promotional spending in the Direct Checks and Business Services segments, the continued success of the financial institution referral program in the Business Services segment and the acquisition of Designer Checks in February 2000.

Gross profit
Gross profit increased $14.9 million, or 1.8%, to $824.6 million for 2001 from $809.7 million for 2000. Gross margin increased to 64.5% for 2001 from 64.1% for 2000. Price and volume increases within the Direct Checks and Business Services segments, as well as productivity improvements and cost management measures within all businesses, were partially offset by the effect of continued pricing pressure and decreased volume within the Financial Services segment.

Selling, general and administrative (SG&A) expense
SG&A expense decreased $3.8 million, or 0.7%, to $514.4 million for 2001 from $518.2 million for 2000. As a percentage of revenue, SG&A expense decreased to 40.2% for 2001 from 41.0% for 2000. The improvement was primarily due to on-going cost management efforts across all businesses, administrative cost reductions due to the eFunds spin-off on December 29, 2000, and costs incurred in 2000 related to PlaidMoon. During 2000, we introduced PlaidMoon.com, an Internet-based business concept that allowed consumers to design and purchase personalized items. In October 2000, we announced that we were scaling back and repositioning our PlaidMoon.com business concept into our other businesses. The expenses relating to the start-up of this project resulted in higher SG&A expense for 2000 as compared to 2001.

        Partially offsetting these decreased expenses were increased marketing costs related to new customer acquisition within the Direct Checks segment and net restructuring charges of $2.6 million in 2001, as compared to net restructuring charge reversals of $2.4 million in 2000. The net restructuring charges recorded in 2001 related to various workforce reductions across all segments. The reductions are expected to affect 270 employees and will be completed in early 2003. The net restructuring charge reversals recorded in 2000 primarily related to a previous initiative to reduce SG&A expense. The reversal resulted from higher than anticipated employee attrition and the reversal of accruals for early termination payments to a group of employees.

Asset impairment and net disposition losses
The net loss of $2.1 million for 2001 consisted of write-offs resulting from a review of asset usage and physical inventories of assets, partially offset by the recognition of $1.7 million of the deferred gain resulting from a 1999 sale-leaseback transaction with an unaffiliated third party. In 2000, we recorded $9.7 million of asset impairment losses related to the PlaidMoon project discussed earlier under SG&A expense. As a result of the decision to scale back and reposition this project into our other businesses, we completed an evaluation to determine to what extent the long-lived assets of this project could be utilized by our other businesses. The impaired assets consisted of internal-use software developed for use by the PlaidMoon.com website. The estimated fair value of the software was determined by calculating the present value of net cash flows expected to be generated by alternative uses of the assets. The impairment losses were partially offset by gains from capital asset sales and the recognition of $1.8 million of the deferred gain resulting from the 1999 sale-leaseback transaction.

Interest expense
Interest expense decreased $5.8 million to $5.6 million for 2001 as compared to $11.4 million for 2000. The decrease was due to lower interest rates and debt levels. During 2001, we had weighted-average debt outstanding of $104.5 million at a weighted-average interest rate of 3.99%. During 2000, we had weighted-average debt outstanding of $125.0 million at a weighted-average interest rate of 8.11%. In February 2001, we paid off $100.0 million of unsecured and unsubordinated notes which carried interest at 8.55%.

Provision for income taxes
Our effective tax rate for continuing operations was 37.5% for 2001 compared to 38.0% for 2000.

2002 Annual Report      19

Income from continuing operations
Income from continuing operations increased $16.4 million, or 9.7%, to $185.9 million for 2001 from $169.5 million for 2000. The improvement was due to the increases in revenue and gross profit and the decreases in SG&A expense, asset impairment losses and interest expense discussed earlier.

Diluted earnings per share from continuing operations
Diluted earnings per share from continuing operations increased $0.35, or 15.0%, to $2.69 for 2001 from $2.34 for 2000. In addition to the increase in income from continuing operations discussed earlier, average shares outstanding decreased from 2000 due to our share repurchase program. In January 2001, our board of directors approved the repurchase of up to 14 million shares of our common stock. Through December 31, 2001, we had repurchased 11.3 million of these shares. The change in average shares outstanding resulting from share repurchases, partially offset by the impact of shares issued under employee stock purchase and stock incentive plans, accounted for $0.12 of the increase in 2001 earnings per share as compared to 2000.

Discontinued operations
Loss from discontinued operations was $7.5 million for 2000. This represents the results of our eFunds segment, which was disposed of via a spin-off transaction on December 29, 2000, as well as the costs of the spin-off.

Diluted earnings per share
As permitted by SFAS No. 123, Accounting for Stock-Based Compensation, we continue to account for employee stock-based compensation in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees. Accordingly, our results of operations do not include compensation expense for stock options issued under our stock incentive plan. Had this expense been included in our results, diluted earnings per share would have been $0.05 lower for 2001 and $0.06 lower for 2000. This pro forma impact of stock-based compensation was calculated under a method consistent with that disclosed in the notes to our consolidated financial statements for the year ended December 31, 2002.

Segment Disclosures

Financial Services
Financial Services provides checks, related products and check merchandising services to financial institutions. Additionally, we offer enhanced services to our clients, such as customized reporting, file management, expedited account conversion support and fraud prevention.

        The following table shows the results of this segment for the last three years (dollars in thousands):

	2002	2001	2000

Revenue	$ 754,022	$ 768,499	$ 794,628
Operating income	180,999	167,721	174,276
% of revenue	24.0%	21.8%	21.9%

        Financial Services revenue decreased $14.5 million, or 1.9%, to $754.0 million for 2002 from $768.5 million for 2001. The decrease was due to lower volume resulting from lower financial institution conversion activity during 2002, an overall decline in the number of checks being written due to the slower economy and the increasing use of alternative payment methods, as well as the timing of client gains and losses. The volume decline was partially offset by price increases and continued strength in selling premium-priced licensed designs and services. Operating income increased $13.3 million, or 7.9%, to $181.0 million for 2002 from $167.7 million for 2001. The improvement was due to continued focus on cost reductions and productivity improvements, including the transformation to lean and cellular manufacturing concepts, lower depreciation and amortization expense as a result of lower levels of capital purchases in recent years, increased efficiencies due to a shift from mail to electronic orders and reduced spoilage. Postal rate increases partially offset these improvements.

        Financial Services revenue decreased $26.1 million, or 3.3%, to $768.5 million for 2001 from $794.6 million for 2000. The decrease was due to continued competitive pricing pressure, as well as the resulting volume decline due to the loss of financial institution clients. We were able to partially offset these declines through a price increase, increased shipping and handling revenue and increased sales of premium-priced products. Operating income decreased $6.6 million, or 3.8%, to $167.7 million for 2001 from $174.3 million for 2000. The revenue decrease was partially offset by productivity improvements and cost management measures.

Direct Checks
Direct Checks sells checks and related products directly to consumers through direct mail and the Internet. We use a variety of direct marketing techniques to acquire new customers in the direct-to-consumer market, including freestanding inserts in newspapers, in-package advertising, statement stuffers and co-op advertising. We also use e-commerce strategies to direct traffic to our websites. Direct Checks sells under the Checks Unlimited® and Designer® Checks brand names.

        The following table shows the results of this segment for the last three years (dollars in thousands):

	2002	2001	2000

Revenue	$ 310,866	$ 305,637	$ 278,348
Operating income	92,415	75,365	64,980
% of revenue	29.7%	24.7%	23.3%

20 DLX

        Direct Checks revenue increased $5.3 million, or 1.7%, to $310.9 million for 2002 from $305.6 million for 2001. The increase was due to higher revenue per unit as a result of price increases, the improved effectiveness of our selling techniques and continued strength in selling premium-priced licensed designs, partially offset by a decrease in volume as direct mail response rates were down. Operating income increased $17.0 million, or 22.6%, to $92.4 million for 2002 from $75.4 million for 2001. The change in accounting for goodwill required under SFAS No. 142, Goodwill and Other Intangible Assets, accounted for $6.2 million of the increase. Under this statement, goodwill and intangible assets with indefinite lives are no longer amortized but are subject to impairment testing on at least an annual basis. In addition, the improvement was due to the revenue increase, the continued migration of orders to the lower-cost Internet channel, continued cost management efforts and productivity improvements within the manufacturing function. Partially offsetting these improvements were increased advertising costs as a result of fewer new customer acquisition media sources. There has been an overall softening in direct mail industry response rates causing some of the cooperative mailers and other businesses we have relied upon to distribute direct mail advertisements to reduce their circulation. This has made it challenging, and more costly, to acquire suitable advertising media for our traditional means of new customer acquisition.

        Direct Checks revenue increased $27.3 million, or 9.8%, to $305.6 million for 2001 from $278.3 million for 2000. The increase was due to higher revenue per unit resulting from a price increase and increased sales of Disney® and other premium-priced licensed designs. Additionally, unit volume increased from 2000 due to new customer acquisitions, increased units per order and the acquisition of Designer Checks in February 2000. Operating income increased $10.4 million, or 16.0%, to $75.4 million for 2001 from $65.0 million for 2000. The revenue increase and cost management efforts were partially offset by increased advertising expense related to new customer acquisition and an increase in goodwill amortization expense of $1.0 million due to the acquisition of Designer Checks.

Business Services
Business Services sells checks, forms and related products to small businesses and home offices through financial institution referrals and via direct mail and the Internet. Through our business referral program, our financial institution clients refer new small business customers by calling us directly at the time of new account opening. We also use a variety of direct marketing techniques to acquire and retain customers.

        The following table shows the results of this segment for the last three years (dollars in thousands):

	2002	2001	2000

Revenue	$ 219,095	$ 204,239	$ 189,736
Operating income	71,517	58,852	50,363
% of revenue	32.6%	28.8%	26.5%

        Business Services revenue increased $14.9 million, or 7.3%, to $219.1 million for 2002 from $204.2 million for 2001. The increase was due to increased volume from financial institution referrals and improved selling techniques, as well as higher revenue per unit due to price increases. Partially offsetting these increases was lower financial institution conversion activity during 2002 and a decline in check usage due to the slower economy and the increasing use of alternative payment methods. Operating income increased $12.6 million, or 21.5%, to $71.5 million for 2002 from $58.9 million for 2001. The improvement was due to the revenue increase, reduced materials costs and continued cost management efforts.

        Business Services revenue increased $14.5 million, or 7.6%, to $204.2 million for 2001 from $189.7 million for 2000. The increase was due to price increases and increased volume as this business continued to benefit from financial institution referrals and effective promotional spending. Operating income increased $8.5 million, or 16.9%, to $58.9 million for 2001 from $50.4 million for 2000. The revenue increase and cost management efforts were partially offset by increased commissions relating to our financial institution referral program.

Liquidity, Capital Resources and
Financial Condition

As of December 31, 2002, we had cash and cash equivalents of $124.9 million. The following table shows our cash flow activity for the last three years and should be read in conjunction with the consolidated statements of cash flows (dollars in thousands):

	2002	2001	2000

Continuing operations:
Net cash provided by operating activities	$257,139	$270,623	$253,572
Net cash used by investing activities	(44,149)	(13,497)	(96,141)
Net cash used by financing activities	(97,706)	(328,287)	(168,774)

Net cash provided (used) by
continuing operations	115,284	(71,161)	(11,343)
Net cash used by discontinued operations	-	-	(32,360)

Net increase (decrease) in cash
and cash equivalents	$115,284	$(71,161)	$(43,703)

        Net cash provided by operating activities decreased $13.5 million to $257.1 million for 2002 from $270.6 million for 2001. The increase in earnings in 2002 was offset by higher employee profit sharing and pension contributions, income tax payments and voluntary employee beneficiary association (VEBA) trust contributions.

2002 Annual Report      21

        During 2002, net cash provided by operating activities of $257.1 million was primarily generated by earnings before interest, taxes, depreciation and amortization of intangibles and goodwill (EBITDA(1)) of $403.3 million. Operating income during the same period was $344.9 million. These cash inflows were utilized to fund income tax payments of $116.5 million, contract acquisition payments to financial institution clients of $34.9 million, employee profit sharing and pension contributions of $28.4 million and VEBA trust contributions of $25.5 million. Net cash provided by operating activities during 2002, the net issuance of long-term debt of $295.7 million, cash receipts of $30.9 million from shares issued under employee plans and cash on hand at December 31, 2001 enabled us to spend $172.8 million on share repurchases, to pay short-term debt of $150.0 million, to pay dividends of $92.9 million and to purchase capital assets of $40.7 million.

        Net cash provided by operating activities increased $17.0 million to $270.6 million for 2001 from $253.6 million for 2000. The increase in earnings and accounts payable was partially offset by higher contract acquisition payments to financial institution clients. Beginning in 2001, competitive pressures in the industry increased the importance of these up-front payments to clients in order to retain and increase our client base.

        During 2001, net cash provided by operating activities of $270.6 million was primarily generated by EBITDA of $374.7 million, increases in accounts payable and miscellaneous operating expense accruals and a reduction in trade accounts receivable. Operating income during the same period was $301.9 million. These operating cash inflows were utilized primarily to fund income tax payments of $107.0 million and contract acquisition payments to financial institution clients of $34.0 million. Net cash provided by operating activities during 2001, the net issuance of $150.0 million of commercial paper, cash on hand at December 31, 2000 and cash receipts of $68.7 million from shares issued under employee plans enabled us to spend $345.4 million on share repurchases, to pay dividends of $101.8 million, to make payments on long-term debt of $101.6 million and to purchase capital assets of $28.8 million.

        We believe that important measures of our financial strength are the ratios of earnings before interest and taxes (EBIT(2)) to interest expense and free cash flow(3) to debt. EBIT to interest expense was 68.0 times for 2002, 53.9 times for 2001 and 24.5 times for 2000. Our committed lines of credit contain covenants requiring a minimum EBIT to interest expense ratio of 2.5 times. The increase in 2002, as compared to 2001, was primarily due to the improvements in operating results discussed earlier under Results of Operations and lower interest expense in 2002 due to lower interest rates. The increase in 2001, as compared to 2000, was primarily due to lower interest expense in 2001 resulting from lower interest rates and debt levels throughout the year. The comparable ratio of operating income to interest expense was 67.9 times for 2002, 54.1 times for 2001 and 24.4 times for 2000. Free cash flow to debt was 40.1% for 2002, 86.8% for 2001 and 88.3% for 2000. The decrease in 2002, as compared to 2001, was due to the higher debt level as of December 31, 2002 resulting from borrowings to implement our financial strategy. This impact was partially offset by increased earnings and the lower amount of dividends paid in 2002 based on fewer shares outstanding. The decrease in 2001, as compared to 2000, was due to the higher level of debt as of December 31, 2001 due to cash expenditures made for our 2001 share repurchase program. Partially offsetting the higher debt level was a $42.2 million increase in free cash flow resulting from the lower level of capital asset purchases during 2001, as well as the improvements in operating results discussed earlier under Results of Operations. The comparable ratio of net cash provided by operating activities to debt was 83.4% for 2002, 167.6% for 2001 and 228.7% for 2000.

        We currently have a $300.0 million commercial paper program in place. Our commercial paper program carries a credit

(1)	EBITDA is not a measure of financial performance under generally accepted accounting principles. We disclose EBITDA because it can be used to analyze profitability between companies and industries by eliminating the effects of financing (i.e., interest) and capital investments (i.e., depreciation and amortization). We continually evaluate EBITDA, as we believe that an increasing EBITDA depicts increased ability to attract financing and increases the valuation of our business. EBITDA is derived from operating income as follows (dollars in thousands):

	2002	2001	2000

Operating income	$344,931	$301,938	$278,934
Other income (expense)	195	(1,188)	1,178
Depreciation	23,953	30,605	33,375
Amortization of intangibles	34,252	37,189	29,994
Amortization of goodwill	-	6,188	5,201

EBITDA	$403,331	$374,732	$348,682

(2)	EBIT is not a measure of financial performance under generally accepted accounting principles. By excluding interest and income taxes, this measure of profitability can indicate whether a company’s earnings are adequate to pay its debts. Thus, we believe that it is an important measure to monitor. The measure of EBIT to interest expense illustrates how many times the current year’s EBIT covers the current year’s interest expense. Our committed lines of credit contain covenants requiring a minimum EBIT to interest expense ratio. EBIT is derived from operating income as follows (dollars in thousands):

	2002	2001	2000

Operating income	$344,931	$301,938	$278,934
Other income (expense)	195	(1,188)	1,178

EBIT	$345,126	$300,750	$280,112

(3)	Free cash flow is not a measure of financial performance under generally accepted accounting principles. It represents the excess cash generated from operations after the purchase of capital assets and the payment of dividends. We disclose free cash flow because it is an important liquidity measure which we monitor on an on-going basis. The measure of free cash flow to debt is a liquidity measure which illustrates to what degree our free cash flow covers our existing debt. Free cash flow is derived from net cash provided by operating activities of continuing operations as follows (dollars in thousands):

	2002	2001	2000

Net cash provided by operating activities
of continuing operations	$257,139	$270,623	$253,572
Purchases of capital assets	(40,708)	(28,775)	(48,483)
Cash dividends paid to shareholders	(92,940)	(101,773)	(107,195)

Free cash flow	$123,491	$140,075	$97,894

22 DLX

rating of A1/P1. If for any reason we were unable to access the commercial paper markets, we would rely on our committed lines of credit for liquidity. The average amount of commercial paper outstanding during 2002 was $152.9 million at a weighted-average interest rate of 1.77%. As of December 31, 2002, no commercial paper was outstanding. The average amount of commercial paper outstanding during 2001 was $90.9 million at a weighted-average interest rate of 3.37%. As of December 31, 2001, $150.0 million was outstanding at a weighted-average interest rate of 1.85%.

        We have $350.0 million available under two committed lines of credit. These lines are available for borrowing and as support for our commercial paper program. We have a $175.0 million line of credit which expires in August 2003 and carries a commitment fee of six basis points (.06%). We also have a $175.0 million line of credit which expires in August 2007 and carries a commitment fee of eight basis points (.08%). The credit agreements, which govern these lines of credit, contain customary covenants regarding EBIT to interest expense coverage and levels of subsidiary indebtedness. We believe the risk of violating our financial covenants is low. No amounts were drawn on these lines during 2002 and no amounts were outstanding as of December 31, 2002. Our previous committed line of credit expired in August 2002. No amounts were drawn on that line during 2002 or 2001, and no amounts were outstanding as of December 31, 2001.

        We also have an uncommitted bank line of credit for $50.0 million available at variable interest rates. No amounts were drawn on this line during 2002. The average amount drawn on this line of credit during 2001 was $1.3 million at a weighted-average interest rate of 4.26%. As of December 31, 2002 and 2001, no amounts were outstanding under this line of credit.

        In August 2002, our board of directors approved a financial strategy intended to reduce our cost of capital and as a result, increase leverage. This strategy would allow us to increase our debt level up to a maximum of $700 million. The additional debt is expected to be a combination of both long-term and short-term borrowings and would be utilized in part to repurchase shares under a 12 million share repurchase program also approved by our board of directors in August as part of the financial strategy. As a result of this announcement, our long-term credit rating was downgraded to ‘A’ from ‘A+’ by one rating agency and was downgraded to ‘A2’ from ‘A1’ by another rating agency. We still maintain a strong investment-grade credit rating and expect no impact on our ability to borrow. Our credit facilities do not have covenants or events of default tied to maintaining an investment-grade credit rating.

        In connection with this financial strategy, in December 2002, we issued $300.0 million of senior, unsecured notes (the Notes) maturing on December 15, 2012. The Notes were issued under our shelf registration statement covering up to $300.0 million in medium-term notes, thereby exhausting that registration statement. The proceeds from the Notes were used to retire our commercial paper borrowings and will be used for general corporate purposes, including funding share repurchases, capital asset purchases, working capital or financing for possible acquisitions. Interest payments are due each June and December at an annual interest rate of 5.0%. Principal redemptions may be made at our election prior to their stated maturity. The Notes include covenants that place restrictions on the issuance of additional debt that would be senior to the Notes and the execution of certain sale-leaseback arrangements. Proceeds from the offering, net of offering costs, were $295.7 million. In conjunction with the planned issuance of the Notes, we executed derivative instruments (the Lock Agreements) to effectively hedge, or lock-in, the annual interest rate on $150.0 million of the Notes. Upon issuance of the Notes, the Lock Agreements were terminated, yielding a deferred pre-tax loss of $4.0 million, which is reflected in accumulated other comprehensive loss in our consolidated balance sheet and will be reclassified ratably to our statements of income as an increase to interest expense over the ten-year term of the Notes.

Contractual Obligations

As of December 31, 2002, our contractual obligations were as follows (dollars in thousands):

	Total	Less than one year	One to three years	Three to five years	More than five years

Long-term debt	$300,000	$-	$-	$-	$300,000
Capital lease obligations	13,798	2,567	3,794	3,928	3,509
Operating lease obligations	15,149	5,428	6,912	2,137	672
Purchase obligations	143,242	77,690	65,340	212	-
Other long-term liabilities	30,040	9,970	9,317	4,331	6,422

Total	$502,229	$95,655	$85,363	$10,608	$310,603

2002 Annual Report 23

Long-term debt consists of senior, unsecured notes issued in December 2002. These notes mature on December 15, 2012 and carry interest at a rate of 5.0%. The amount presented above represents their face value.

        We currently have commitments under both operating and capital leases. Our capital lease obligations bear interest at rates of 5.5% to 10.4% and are due through 2009. We have also entered into operating leases on certain facilities and equipment.

        Purchase obligations include amounts due under contracts with third party service providers. These contracts are primarily for information technology services, including software development and support services, and personal computer, telecommunications, network server and help desk services. Additionally, purchase obligations include amounts due under royalty agreements and Direct Checks direct mail advertising agreements. Certain of the contracts with third party service providers allow for early termination upon the payment of specified penalties. If we were to terminate these agreements, we would incur penalties of $54.8 million as of December 31, 2002.

        Other long-term liabilities consist primarily of amounts due for workers’compensation, deferred officers’ compensation and environmental liabilities. During 2002, we purchased an environmental insurance policy which covers the costs of remediation activities at the identified sites and remains in effect for 30 years. As a result, we will receive reimbursements from the insurance company for environmental remediation costs we incur. As of December 31, 2002, we had recorded liabilities of $7.5 million for environmental matters. The related receivables from the insurance company are reflected in other current assets and other non-current assets in our consolidated balance sheet in amounts equal to our environmental liabilities.

        Of the $28.8 million reported as long-term liabilities in our consolidated balance sheet as of December 31, 2002, $8.7 million is excluded from the payments shown above for other long-term liabilities. This amount includes a portion of the liability for our deferred compensation plan. Under our plan, employees begin receiving payments upon the termination of employment or disability and we cannot predict when these events will occur. Additionally, this amount includes items which will not be paid in cash, such as a deferred gain resulting from a 1999 sale-leaseback transaction with an unaffiliated third party.

Contingent Commitments/Off-balance Sheet
Arrangements

In conjunction with the spin-off of eFunds Corporation (eFunds) on December 29, 2000, we agreed to indemnify eFunds for future losses arising from any litigation based on the conduct of eFunds’ electronic benefits transfer and medical eligibility verification business prior to eFunds’ initial public offering in June 2000, and from certain future losses on identified loss contracts in excess of eFunds’ accrual for contract losses as of April 30, 2000. The maximum contractual amount of litigation and contract losses for which we will indemnify eFunds is $14.6 million. This agreement remains in effect until one year after the termination of the identified loss contracts or until all disputes have been settled. All identified loss contracts are scheduled to expire by 2006. Through December 31, 2002, no amounts have been paid or claimed under this agreement. This obligation is not reflected in the consolidated balance sheets, as it is not probable that any payment will occur.

Related Party Transactions

Other than contracts we entered into in conjunction with the spin-off of eFunds on December 29, 2000, we have entered into no related party transactions during the past three years. The contracts with eFunds account for 19% of the total purchase obligations discussed earlier under Contractual Obligations. These contracts were valued at going market rates and were reviewed by an independent committee of outside directors formed to ensure the arms-length negotiation of the contracts.

        We are not engaged in any transactions, arrangements or other relationships with unconsolidated entities or other third parties that are reasonably likely to have a material effect on our liquidity, or on our access to, or requirements for capital resources. In addition, we have not established any special purpose entities.

Critical Accounting Policies

        Management’s discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. We review the accounting policies used in reporting our financial results on a regular basis. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to long-lived assets, contract acquisition costs, deferred advertising costs, post-retirement benefits and income taxes. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the result of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Results may differ from these estimates due to actual outcomes being different from those on which we based our assumptions. During 2002, we made no significant changes to our accounting policies, nor did we adopt any new accounting policies, other than those required by newly issued accounting standards, which would materially impact our 2002 results of

24   DLX

operations or their presentation in the accompanying consolidated financial statements. The estimates and judgments utilized are reviewed by management on an ongoing basis, and by the audit committee of our board of directors at the end of each quarter prior to the public release of our financial results. We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements.

Application of Critical Accounting Policies

Long-lived assets
As of December 31, 2002, we had property, plant and equipment of $140.0 million and intangible assets of $106.0 million. In addition to the original cost of these assets, their recorded value is impacted by a number of policy elections and other considerations, including estimated useful lives, depreciation and amortization methods, salvage values and impairment losses. Buildings have been assigned 40-year lives and machinery and equipment have been assigned lives ranging from three to 11 years, with a weighted-average life of nine years as of December 31, 2002. These assets are generally depreciated using accelerated methods. Leasehold and building improvements are depreciated on the straight-line basis over the estimated useful life of the property or the life of the lease, whichever is shorter. Intangible assets consist primarily of internal-use software and are generally amortized on the straight-line basis over periods ranging from two to ten years, with a weighted-average life of six years as of December 31, 2002.

        Our business segments allocate depreciation and amortization expense to cost of goods sold or SG&A expense based on how the assets are used. The depreciation and amortization methods and lives applied to our long-lived assets are intended to allocate the cost of these assets over their estimated useful lives and in proportion to the benefits received from their use. We continually evaluate the useful lives and depreciation and amortization methods used. As circumstances change or the manner in which we utilize a particular asset changes, adjustments to these estimates may be necessary. Any change in estimate is reflected on a prospective basis and thus, does not impact the results of operations for periods prior to the change. During 2001, we revised the estimated useful lives for certain of our e-commerce intangible assets. These changes in estimate resulted in increased amortization expense of $2.9 million in 2001. No significant changes in depreciation or amortization estimates were made during 2002 or 2000.

        We must evaluate the recoverability of property, plant, equipment and identifiable intangibles not held for sale whenever events or changes in circumstances indicate that an asset’s carrying amount may not be recoverable. Such circumstances could include, but are not limited to, (1) a significant decrease in the market value of an asset, (2) a significant adverse change in the extent or manner in which an asset is used or in its physical condition, or (3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of an asset. We measure the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds the fair value of the asset. The fair value is measured based on quoted market prices, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including the discounted value of estimated future cash flows.

        The evaluation of asset impairment requires us to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed or estimated amounts. We recorded asset impairment losses of $9.7 million in 2000. These charges related to investments in an e-commerce initiative which was discontinued during 2000. No significant impairment losses were recorded during 2002 or 2001.

Contract acquisition costs
As of December 31, 2002, we had net capitalized contract acquisition costs of $55.3 million. We capitalize certain contract acquisition costs related to signing or renewing contracts with our financial institution clients. These costs, which primarily consist of cash payments made to financial institution clients by our Financial Services segment, are generally recorded as reductions of revenue on the straight-line basis over the related contract term. Currently, these amounts are being amortized over periods ranging from two to seven years, with a weighted-average life of four years as of December 31, 2002. Whenever events or changes occur that impact the related contract, including significant declines in the anticipated profitability, we evaluate the carrying value of the contract acquisition costs to determine if an impairment has occurred.

        As of December 31, 2002 and 2001, contract acquisition costs consisted of balances relating to numerous financial institutions. Should a financial institution cancel a contract prior to the agreement’s termination date, or should the volume of orders realized through a financial institution fall below contractually-specified minimums, we generally have a contractual right to a refund of the remaining unamortized contract acquisition costs.

Deferred advertising costs
As of December 31, 2002, we had deferred advertising costs of $17.3 million. These costs include materials, printing, separations and postage costs related primarily to direct response advertising programs of our Direct Checks segment. These costs

2002 Annual Report      25

are amortized as SG&A expense over periods (averaging 18 months) that correspond to the estimated revenue streams of the individual advertisements. The actual revenue streams are analyzed at least annually to monitor the propriety of the amortization periods. Judgment is required in estimating the future revenue streams, as check re-orders can span an extended period of time. Significant changes in the actual revenue streams would require the amortization periods to be modified, thus impacting the results of operations during the period in which the change occurred and in subsequent periods. During 2002, 2001 and 2000, no material revisions were made to the amortization of deferred advertising costs. We are currently in the process of reviewing our various marketing programs and the related revenues generated from these programs. We anticipate that this review will be complete by the end of the first quarter of 2003 and will result in a slight positive adjustment to our deferred advertising amortization. We cannot yet quantify this amount with certainty, however, as our review is still in progress.

Post-retirement benefits
Our net post-retirement benefit expense was $5.6 million in 2002, $1.1 million in 2001 and $0.1 million in 2000. Our business segments allocate post-retirement benefit expense to cost of goods sold or SG&A expense, based on the composition of their workforces. Our post-retirement benefit expense and liability are calculated utilizing various actuarial assumptions and methodologies. These assumptions include, but are not limited to, the discount rate, the expected long-term rate of return on plan assets and the expected health care cost trend rate. The discount rate assumption is based on the rates of return on high-quality, fixed-income instruments currently available whose cash flows match the timing and amount of expected benefit payments. The expected long-term rate of return on plan assets and the health care cost trend rate are based upon an evaluation of our historical trends and experience, taking into account current and expected market conditions. The long-term rate of return on plan assets reflects the average rate of earnings expected on the funds invested or to be invested to provide for expected benefit payments. The health care cost trend rate represents the expected annual rate of change in the cost of health care benefits currently provided due to factors other than changes in the demographics of plan participants. If the assumptions utilized in determining our post-retirement benefit expense and liability differ from actual events, our results of operations for future periods could be impacted.

        In measuring the accumulated post-retirement benefit obligation as of December 31, 2002, we assumed a discount rate of 6.75% and an expected long-term rate of return on plan assets of 8.75%. A 0.25 point change in the discount rate would increase or decrease our annual post-retirement benefit expense by $0.3 million. A 0.25 point change in the expected long-term rate of return on plan assets would increase or decrease our annual post-retirement benefit expense by $0.1 million. As of December 31, 2002, the fair market value of plan assets was $51.3 million. We made no contributions to plan assets during 2002, 2001 or 2000.

        In measuring the accumulated post-retirement benefit obligation as of December 31, 2002, our initial health care inflation rate for 2003 was assumed to be 10.25% and our ultimate health care inflation rate for 2008 and beyond was assumed to be 5.0%. A one percentage point increase in the health care inflation rate for each year would increase the accumulated post-retirement benefit obligation by $17.7 million and the service and interest cost components of our annual post-retirement benefit expense by $1.2 million. A one percentage point decrease in the health care inflation rate for each year would decrease the accumulated post-retirement benefit obligation by $15.4 million and the service and interest cost components of our annual post-retirement benefit expense by $1.3 million.

        When actual events differ from our assumptions or when we change the assumptions used, an unrecognized actuarial gain or loss results. Unrecognized gains and losses are reflected in post-retirement benefit expense over the average remaining service life of employees expected to receive benefits under the plan, which is currently 16 years. As of December 31, 2002, our unrecognized net actuarial loss was $76.5 million. Of this amount, $35.2 million resulted from differences between our expected long-term rate of return on plan assets and the actual return on plan assets. Since this assumption takes a long-term view of investment returns, there may be differences between the expected rate of return and the actual rate of return on plan assets in the short-term. Additionally, $15.3 million of the unrecognized net actuarial loss resulted from changes in our assumed health care inflation rate. During both 2002 and 2001, we increased our heath care inflation rate assumption to reflect the current trend of increasing medical costs. The remainder of the net actuarial loss amount primarily related to changes in the discount rate assumption, differences between our assumed medical costs and actual experience and changes in the employee population.

Income taxes
When preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as capital assets, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheets. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income, and to the extent we believe that recovery is not likely, we must establish a valuation allowance. Significant judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance

26   DLX

recorded against our net deferred tax assets. Additionally, in accordance with SFAS No. 5, Accounting for Contingencies, we have established reserves for income tax contingencies. These reserves relate to various tax years subject to audit by tax authorities. We believe that our current income tax reserves are adequate. However, the ultimate outcome may differ from our estimates and assumptions and could impact the provision for income taxes reflected in our consolidated statements of income.

        During 2002, we reversed $12.9 million of previously established income tax reserves. During the fourth quarter of 2002, the IRS completed its review of our income tax returns for 1996 through 1998. Certain IRS rules were clarified in a manner favorable to us, and the related reserves were no longer required. Substantially offsetting these reversals was a $12.2 million charge for a valuation allowance relating to our deferred tax asset for capital loss carryforwards which expire at the end of 2003. By the fourth quarter of 2002, the predominance of negative evidence indicated that it was more likely than not that the tax benefits associated with a majority of the capital loss carryforwards would not be realized as certain tax planning strategies upon which we intended to rely were no longer considered to be prudent or feasible.

Other Matters

On January 1, 2002, we adopted SFAS No. 142, Goodwill and Other Intangible Assets, in its entirety. This statement addresses accounting and financial reporting for goodwill and intangible assets. Under the new statement, goodwill and intangible assets with indefinite lives are no longer amortized, but are subject to impairment testing on at least an annual basis. Other than goodwill, we have no intangible assets with indefinite lives. Adoption of this statement resulted in no goodwill impairment losses and had no impact on our financial position as of January 1, 2002. In addition, the remaining useful lives of amortizable intangible assets were reviewed and deemed appropriate.

        The following information reflects our results of operations as they would have appeared had we not recorded goodwill amortization expense and its related tax effects during 2001 and 2000 (dollars in thousands, except per share amounts):

	2002	2001	2000

Income from continuing
operations, as reported	$214,274	$185,900	$169,472
Add: Goodwill amortization
expense, net of tax	-	3,979	3,311

Pro forma income from
continuing operations	$214,274	$189,879	$172,783

Earnings per share from
continuing operations:
Basic - as reported	$3.41	$2.72	$2.34
Basic - pro forma	3.41	2.77	2.39
Diluted - as reported	3.36	2.69	2.34
Diluted - pro forma	3.36	2.75	2.39

        As of June 30, 2002, we completed the 14 million share repurchase program approved by our board of directors in January 2001. The total cost to purchase the 14 million shares was $463.8 million. In August 2002, our board of directors approved the repurchase of up to 12 million additional shares. Through December 31, 2002, 1.2 million of these additional shares had been repurchased at a cost of $54.4 million. Primarily as a result of the required accounting treatment for these share repurchases, shareholders’ equity decreased from $262.8 million as of December 31, 2000 to $64.3 million as of December 31, 2002.

        In July 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. This statement addresses the financial accounting and reporting for costs associated with exit or disposal activities and applies only to those activities initiated on or after the date of adoption. We adopted SFAS No. 146 on October 1, 2002 and thus, applied the requirements of this statement when reporting our results of operations for the fourth quarter of 2002.

        In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. This interpretation elaborates on the disclosures required in financial statements concerning obligations under certain guarantees. It also clarifies the requirements related to the recognition of liabilities by a guarantor at the inception of certain guarantees. We adopted the disclosure requirements of this interpretation on December 31, 2002. The recognition provisions of the interpretation are applicable only to guarantees issued or modified after December 31, 2002. The only agreement subject to the requirements of this interpretation was the eFunds indemnification agreement discussed earlier under Contingent Commitments/Off-balance Sheet Arrangements. As of December 31, 2002, we had no other guarantees which fell within the scope of this interpretation.

        On December 2, 2002, eFunds restated its results of operations for the years ended December 31, 2000 and 2001 and for the nine months ended September 30, 2002. eFunds also announced that the Securities and Exchange Commission is conducting an inquiry of eFunds and has requested information relating to various transactions that occurred in 2000 and 2001, including data license and software sales. We completed the spin-off of eFunds on December 29, 2000. As such, eFunds’ results of operations are reflected as discontinued operations in our consolidated financial statements for the year ended December 31, 2000. eFunds’ results of operations are not included in our consolidated financial statements for any period subsequent to December 31, 2000. Thus, these restatements have no impact on our financial position (i.e., balance sheet) as of December 31, 2000 or on our financial position or results of operations for any period subsequent to December 31, 2000.

2002 Annual Report      27

After reviewing the nature and scope of the transactions that occurred in 2000, as described in eFunds’ amended annual report for the year ended December 31, 2001 on Form 10-K/A, we believe that the adjustments made by eFunds have a de minimis impact on our net income for the year ended December 31, 2000. Additionally, the adjustments have no affect on the results reported for our continuing operations. Accordingly, we have not revised our financial results for the year ended December 31, 2000. Furthermore, eFunds’ historical results of operations have no bearing on our current or future results of operations, our business strategy or on our ability to generate cash for current or future uses.

        In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure. This statement provides alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based compensation, as outlined in SFAS No. 123, Accounting for Stock-Based Compensation. This statement also amends the financial statement disclosure requirements relating to stock-based compensation. We currently have no plans to adopt the fair value method of accounting for stock-based compensation.

        In December 2002, we issued $300.0 million of senior, unsecured notes (the Notes) maturing on December 15, 2012. The Notes were issued under our shelf registration statement covering up to $300.0 million in medium-term notes, thereby exhausting that registration statement. The proceeds from the Notes were used to retire our commercial paper borrowings and will be used for general corporate purposes, including funding share repurchases, capital asset purchases, working capital or financing for possible acquisitions. Interest payments are due each June and December at an annual interest rate of 5.0%. Principal redemptions may be made at our election prior to their stated maturity. The Notes include covenants that place restrictions on the issuance of additional debt that would be senior to the Notes and the execution of certain sale-leaseback arrangements. Proceeds from the offering, net of offering costs, were $295.7 million. In conjunction with the planned issuance of the Notes, we executed derivative instruments (the Lock Agreements) to effectively hedge, or lock-in, the annual interest rate on $150.0 million of the Notes. Upon issuance of the Notes, the Lock Agreements were terminated, yielding a deferred pre-tax loss of $4.0 million, which is included in accumulated other comprehensive loss in our consolidated balance sheet and will be reclassified ratably to our statements of income as an increase to interest expense over the ten-year term of the Notes.

Outlook

We believe current economic, business and geo-political conditions are having an impact on our results of operations. We have observed a decline in check usage as economic uncertainty and low consumer confidence translates into fewer checks written and as the use of electronic payments increases. In addition, we continue to operate in a highly competitive industry. While we cannot predict what impact these or other factors will have on our results of operations, our plan is to continue to manage expenses, invest in our business and purchase capital assets when they will reduce operating expenses, increase productivity or profitably increase revenue.

        We anticipate additional financial institution business in the second half of 2003 as we expect clients to continue to recognize the value added by our high quality products and world-class call centers. Additionally, we expect Business Services to benefit from the recently announced alliance with Microsoft® Money and Microsoft Business Solutions. This alliance makes Business Services the exclusive supplier of checks and forms for these Microsoft products. We anticipate that these increases will be offset by a decline in check usage, the competitive pricing pressure faced by our Financial Services business and a decline in response rates in the Direct Checks segment. Our Direct Checks segment relies upon other businesses and cooperative mailers to distribute its promotional materials. This is the traditional means of new customer acquisition for this business. The consumer response rates to these direct mail advertisements have declined, and we are exploring new opportunities such as the Internet and other partners to replace traditional media sources.

        Cost management and productivity improvements, primarily from the transformation to lean and cellular manufacturing concepts and an increasing mix of orders coming through the lower-cost electronic and Internet channels, are expected to continue. We expect these improvements to be offset by increased postage and advertising expenses. The increased advertising expenses are a result of the softening in direct mail response rates discussed earlier. Additionally, interest expense will be higher in 2003 due to the $300.0 million of senior, unsecured notes issued in December 2002. These notes mature in December 2012 and carry interest at a rate of 5.0%. We also expect expense for our post-retirement health care plan to increase approximately $5.0 million in 2003, compared to 2002. This is due primarily to increasing medical costs and continued weakness in the United States stock market. Our post-retirement plan is funded, to a large degree, by a trust invested in debt and equity securities. The expected return on these assets reduces our annual post-retirement benefit expense. Because the fair market value of these assets decreased in both 2002 and 2001, the expected return on these assets for 2003 is expected to be lower than in previous years.

28   DLX

        As we continue with the 12 million share repurchase program announced in August 2002, our shareholders’ equity could move to a negative position as a result of the required accounting treatment for share repurchases. Should this occur, given the strength of our financial position as reflected in our cash flow and coverage ratios such as EBIT to interest expense and free cash flow to debt, we do not expect any concern from rating agencies, investment bankers or institutional investors. At this time we anticipate no changes to our current dividend payout level.

        We continue to implement initiatives throughout the company that are directly related to our growth strategy. Our growth strategy is to leverage our core competencies of personalization, direct marketing and e-commerce. We intend to add services and expand product offerings, as well as use selling strategies that maximize revenue and profit contribution per customer. We will invest in technology and processes that will lower our cost structure and enhance our revenue opportunities. We also continue to consider acquisitions which would leverage our core competencies and be accretive to earnings and cash flow per share.

        We have a number of new initiatives which are in line with this strategy. For example, our Financial Services segment recently launched a comprehensive new program — DeluxeSelectSM — for its financial institution clients. DeluxeSelect provides financial institution customers more information regarding checks and check-related products as they interact directly with our professional sales associates, our voice response system or order their checks via the Internet. We can actively promote product upgrades during both the new account opening and check re-ordering processes by engaging customers through our call centers, advanced Internet ordering capabilities and point-of-sale marketing support at financial institution branch offices. In 2002, we presented this new program to 225 financial institution clients. As of December 31, 2002, a large majority of these clients had elected to participate in DeluxeSelect. The impact of DeluxeSelect on revenue will depend to a large extent upon the speed at which our clients can integrate the program with their technology.

        As mentioned above, in 2002 our Business Services segment was chosen to be the new exclusive supplier of checks and forms for Microsoft Money and Microsoft Business Solutions. This alliance gives small and mid-sized business customers that use these Microsoft products access to various products offered by Business Services, including software compatible laser checks and forms, manual business checks and forms, business cards, stationery and accessories. Another Business Services initiative, the business referral program, continues to produce excellent results. This program focuses on acquiring and retaining business customers by compensating financial institutions for referrals and on-going retained business.

        In addition to investments in revenue-generating programs, we continue to invest in areas of the business where we can reduce costs and increase productivity. Our conversion to a cellular manufacturing environment in our check printing facilities is one example. Within the cellular manufacturing environment, a group of employees works together to produce products, rather than those same employees working on individual tasks in a linear fashion. Because employees assume more ownership of the end product, we have seen an improvement in quality and service levels and a reduction in cost per unit. Our conversion to cellular manufacturing began in 2000, and the process is expected to be completed in our Financial Services check printing facilities in early 2004.

        We expect to spend approximately $45.0 million on purchases of capital assets during 2003. Approximately half is expected to be devoted to maintenance of our business, with the remainder targeted for strategic initiatives to drive revenue growth or reduce costs. Additionally, beginning in 2001 we saw a new trend in the area of financial institution contract structure. Many financial institutions, primarily the larger regional and mega banks, began receiving product discounts in the form of cash incentives payable at the beginning of their contracts. These up-front cash payments impact our cash flows in the short-term. We saw this trend continue in 2002 and we expect to see it continue in the future.

        As discussed above under Liquidity, Capital Resources and Financial Condition, in August 2002 our board of directors approved a financial strategy intended to reduce our cost of capital and as a result, increase leverage. This strategy would allow us to increase our debt level up to a maximum of $700 million. It also authorized a 12 million share repurchase program. These steps are intended to enhance shareholder value by allowing us to: (1) reduce our cost of capital; (2) acquire shares from time to time, at prices we believe to be opportunistic; and (3) minimize dilution resulting from shares issued through our employee stock purchase and stock incentive plans. In December 2002, we issued $300.0 million of ten-year senior, unsecured notes. We intend to utilize the debt proceeds, along with cash generated by operations, for general corporate purposes, including funding share repurchases, capital asset purchases, working capital or financing for possible acquisitions.

Cautionary Statement Regarding Forward-looking Statements

The Private Securities Litigation Reform Act of 1995 (the Reform Act) provides companies with a "safe harbor" when making forward-looking statements as a way of encouraging them to furnish their shareholders with information regarding expected trends in their operating results, anticipated business

2002 Annual Report      29

developments and other prospective information. Statements made in this report concerning our intentions, expectations or predictions about future results or events are "forward-looking statements" within the meaning of the Reform Act. These statements reflect our current expectations or beliefs, and are subject to risks and uncertainties that could cause actual results or events to vary from stated expectations, and these variations could be material and adverse. Given that circumstances may change, and new risks to the business may emerge from time to time, having the potential to negatively impact our business in ways we could not anticipate at the time of making a forward-looking statement, you are cautioned not to place undue reliance on these statements, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

        Some of the factors that could cause actual results or events to vary from stated expectations include, but are not limited to, the following: developments in the demand for our products or services, such as the rate at which the use of checks may decline as consumers’ preferred method of non-cash payment; the inherent unreliability of earnings, revenue and cash flow predictions due to numerous factors, many of which are beyond our control; the terms under which we do business with our major financial institution clients, customers and suppliers; unanticipated delays, costs and expenses inherent in the development and marketing of new products and services; the impact of governmental laws and regulations, particularly in the area of consumer privacy; and competitive forces. Additional information concerning these and other factors that could cause actual results or events to differ materially from our current expectations are contained in Exhibit 99.3 to our Annual Report on Form 10-K for the year ended December 31, 2002, which has been filed with the Securities and Exchange Commission.

Quantitative and Qualitative Disclosures
About Market Risk

We are exposed to changes in interest rates primarily as a result of the borrowing and investing activities used to maintain liquidity and fund business operations. We do not enter into financial instruments for speculative or trading purposes. Throughout most of 2002, we continued to utilize commercial paper to fund working capital requirements and share repurchases. In December 2002, we issued $300.0 million of senior, unsecured notes maturing on December 15, 2012 and carrying interest at a rate of 5.0%. A portion of the proceeds from these notes was used to retire our commercial paper obligations. We also have various lines of credit available and capital lease obligations. As of December 31, 2002, we had no variable rate obligations and the fair market value of our $300.0 million notes was $302.9 million, based on quoted market prices. The nature and amount of debt outstanding can be expected to vary as a result of future business requirements, market conditions and other factors.

        In conjunction with the planned issuance of the $300.0 million of senior, unsecured notes issued in December 2002, we executed derivative instruments to effectively hedge, or lock-in, the annual interest rate on $150.0 million of these notes. We realized a deferred pre-tax loss of $4.0 million on these agreements, which is reflected in accumulated other comprehensive loss in our consolidated balance sheet. Additionally, the notes were issued at a discount of $1.9 million from par value, and we incurred debt issuance costs of $2.4 million. All of these amounts will be reclassified ratably to our statements of income as an increase to interest expense over the ten-year term of the notes, resulting in an effective annual interest rate of 5.3%.

        Based on the outstanding variable rate debt in our portfolio over the past three years, a one percentage point increase in interest rates would have resulted in additional interest expense of $1.5 million in 2002, $0.9 million in 2001 and $0.3 million in 2000.

        As of December 31, 2002, we had no fixed income securities in our investment portfolio.

Controls and Procedures

Disclosure controls and procedures
Within 90 days prior to the date of this report, we carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-14 of the Securities and Exchange Act of 1934). Based upon that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that, as of the evaluation date, our disclosure controls and procedures are effective at alerting them on a timely basis of material information required to be included in our periodic filings with the Securities and Exchange Commission.

Internal controls
There were no significant changes in our internal controls or, to our knowledge, in other factors which could significantly affect these controls subsequent to the date of their evaluation.

30   DLX

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

        We maintain internal accounting control systems that are adequate to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and that our financial records provide a reliable basis for the preparation of our consolidated financial statements. We believe our systems are effective, and the costs of the systems do not exceed the benefits obtained. These systems of control are supported by the selection of qualified personnel, by organizational assignments that provide appropriate division of responsibilities and by the dissemination of written finance policies. This control structure is further supported by a program of internal audits.

        The audit committee of the board of directors has reviewed the financial data included in this report. The audit committee, comprised entirely of independent directors, assists the board of directors in monitoring the integrity of our financial statements, the effectiveness of our internal audit function and independent accountants, and our compliance systems. In carrying out these responsibilities, the audit committee meets regularly with management to consider the adequacy of our internal controls and the objectivity of our financial reporting. The audit committee also discusses these matters with our independent accountants, with appropriate personnel from our finance organization and with our internal auditors, and meets privately on a regular basis with the independent accountants and internal auditors, each of whom reports and has unrestricted access to the audit committee.

        The role of the independent accountants is to render an independent, professional opinion on management’s consolidated financial statements to the extent required by auditing standards generally accepted in the United States of America. Their report expresses an independent opinion on the fairness of presentation of our consolidated financial statements.

        We recognize the responsibility to conduct our affairs according to the highest standards of personal and corporate conduct. This responsibility is reflected in our compliance policy and in our code of ethics and business conduct, which are distributed to all employees, and in our compliance training program.

Lawrence J. Mosner
Chief Executive Officer

Douglas J. Treff
Senior Vice President
and Chief Financial Officer

Katherine L. Miller
Vice President, Controller
and Chief Accounting Officer

January 28, 2003

2002 Annual Report      31

Five-Year Summary

Year Ended December 31,
(Dollars in thousands, except per share amounts)	2002	2001	2000	1999	1998
Statement of Income Data:
Revenue	$1,283,983	$1,278,375	$1,262,712	$1,363,798	$1,673,715
As a percentage of revenue:
Gross profit	66.1%	64.5%	64.1%	59.1%	56.3%
Selling, general and administrative expense	39.2%	40.2%	41.0%	37.1%	40.7%
Operating income(1)	26.9%	23.6%	22.1%	24.0%	15.1%
Operating income(1)	$344,931	$301,938	$278,934	$327,724	$253,128
Earnings before interest, taxes, depreciation
and amortization of intangibles and goodwill
(EBITDA)(2)	403,331	374,732	348,682	384,990	319,353
Earnings before interest and taxes (EBIT)(1) (3)	345,126	300,750	280,112	323,949	257,199
Income from continuing operations(1)	214,274	185,900	169,472	204,321	153,566
Per share - basic	3.41	2.72	2.34	2.66	1.90
Per share - diluted	3.36	2.69	2.34	2.65	1.90
Cash dividends per share	1.48	1.48	1.48	1.48	1.48
Balance Sheet Data:
Cash and marketable securities	124,855	9,571	99,190	150,148	306,962
Return on average assets	35.5%	31.1%	20.5%	20.2%	13.2%
Total assets	$668,973	$537,721	$656,274	$921,822	$1,090,309
Long-term debt	306,589	10,084	10,201	111,945	102,291
Total debt	308,199	161,465	110,873	174,407	108,133
Statement of Cash Flows Data:
Net cash provided by operating activities
of continuing operations	257,139	270,623	253,572	221,237	265,130
Free cash flow(4)	123,491	140,075	97,894	30,907	54,641
Purchases of capital assets	40,708	28,775	48,483	76,795	90,807
Total debt to EBITDA(2)	0.8	0.4	0.3	0.5	0.3
Total debt to operating income	0.9	0.5	0.4	0.5	0.4
EBIT(3) to interest expense	68.0	53.9	24.5	37.7	30.1
Operating income to interest expense	67.9	54.1	24.4	38.2	29.6
Free cash flow(4) to total debt	40.1%	86.8%	88.3%	17.7%	50.5%
Net cash provided by operating activities
of continuing operations to total debt	83.4%	167.6%	228.7%	126.9%	245.2%
Other Data:
Units (millions)(5) (6)	92.64	96.24	97.09	105.21	111.85
As of year-end:
Number of employees - continuing operations	6,195	6,840	7,800	8,900	13,260
Number of printing facilities(5)	14	14	14	14	19
Number of call center facilities(5)	7	7	7	6	10

32 DLX

(1)	Our results of operations for the year ended December 31, 2002 were impacted by the adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets. Under this new statement, goodwill is no longer amortized, but is subject to impairment testing on at least an annual basis. Thus, we recorded no goodwill amortization expense during 2002. Goodwill amortization expense for the preceding four years was as follows: 2001 - $6,188; 2000 - $5,201; 1999 - $726; 1998 - $1,857.

(2)	EBITDA is not a measure of financial performance under generally accepted accounting principles. We disclose EBITDA because it can be used to analyze profitability between companies and industries by eliminating the effects of financing (i.e., interest) and capital investments (i.e., depreciation and amortization). We continually evaluate EBITDA, as we believe that an increasing EBITDA depicts increased ability to attract financing and increases the valuation of our business. The ratio of debt to EBITDA illustrates to what degree we have borrowed against earnings. EBITDA is derived from operating income as follows:

	2002	2001	2000	1999	1998

Operating income	$344,931	$301,938	$278,934	$327,724	$253,128
Other income (expense)	195	(1,188)	1,178	(3,775)	4,071
Depreciation	23,953	30,605	33,375	41,786	46,916
Amortization of intangibles	34,252	37,189	29,994	18,529	13,381
Amortization of goodwill	-	6,188	5,201	726	1,857

EBITDA	$403,331	$374,732	$348,682	$384,990	$319,353

(3)	EBIT is not a measure of financial performance under generally accepted accounting principles. By excluding interest and income taxes, this measure of profitability can indicate whether a company’s earnings are adequate to pay its debts. Thus, we believe it is an important measure to monitor. The measure of EBIT to interest expense illustrates how many times the current year’s EBIT covers the current year’s interest expense. Our committed lines of credit contain covenants requiring a minimum EBIT to interest expense ratio of 2.5 times. EBIT is derived from operating income as follows:

	2002	2001	2000	1999	1998

Operating income	$344,931	$301,938	$278,934	$327,724	$253,128
Other income (expense)	195	(1,188)	1,178	(3,775)	4,071

EBIT	$345,126	$300,750	$280,112	$323,949	$257,199

(4)	Free cash flow is not a measure of financial performance under generally accepted accounting principles. It represents the excess cash generated from operations after the purchase of capital assets and the payment of dividends. We disclose free cash flow because it is an important liquidity measure which we monitor on an on-going basis. The measure of free cash flow to debt is a liquidity measure which illustrates to what degree our free cash flow covers our existing debt. Free cash flow is derived from net cash provided by operating activities of continuing operations as follows:

	2002	2001	2000	1999	1998

Net cash provided by operating activities
of continuing operations	$257,139	$270,623	$253,572	$221,237	$265,130
Purchases of capital assets	(40,708)	(28,775)	(48,483)	(76,795)	(90,807)
Cash dividends paid to shareholders	(92,940)	(101,773)	(107,195)	(113,535)	(119,682)

Free cash flow	$123,491	$140,075	$97,894	$30,907	$54,641

(5)	Information excludes divested businesses.

(6)	Units represent an equivalent quantity of checks sold calculated across all check-related product lines. Non-production and accessory products are excluded from the calculation of units.

2002 Annual Report 33

Consolidated Balance Sheets

December 31, (Dollars in thousands, except share par value)	2002	2001

Current Assets:
Cash and cash equivalents	$124,855	$9,571
Trade accounts receivable – net	32,925	37,703
Inventories and supplies	20,287	22,263
Other current assets	21,579	14,435

Total current assets	199,646	83,972
Long-term Investments	40,205	37,661
Property, Plant, and Equipment – Net	140,042	149,552
Property, Plant and Equipment Held for Sale – Net	–	1,517
Intangibles – Net	105,976	114,856
Goodwill	82,237	82,237
Other Non-current Assets	100,867	67,926

Total assets	$668,973	$537,721

Current Liabilities:
Accounts payable	$57,857	$52,834
Accrued liabilities	155,312	162,909
Short-term debt	–	150,000
Long-term debt due within one year	1,610	1,381

Total current liabilities	214,779	367,124
Long-term Debt	306,589	10,084
Deferred Income Taxes	54,453	44,890
Other Long-term Liabilities	28,836	37,018
Commitments and Contingencies (Note 13)
Shareholders’ Equity:
Common shares $1 par value (authorized:
500,000,000 shares; issued: 2002 - 61,445,894;
2001 - 64,101,957)	61,446	64,102
Retained earnings	5,380	14,563
Unearned compensation	(24)	(60)
Accumulated other comprehensive loss	(2,486)	–

Total shareholders’ equity	64,316	78,605

Total liabilities and shareholders’ equity	$668,973	$537,721

See Notes to Consolidated Financial Statements 34 DLX

Consolidated Statements of Income

Year Ended December 31, (Dollars in thousands, except per share amounts)	2002	2001	2000

Revenue	$1,283,983	$1,278,375	$1,262,712
Cost of goods sold	435,794	453,818	453,023

Gross Profit	848,189	824,557	809,689
Selling, general and administrative expense	502,961	514,369	518,245
Goodwill amortization expense	–	6,188	5,201
Asset impairment and net disposition losses	297	2,062	7,309

Operating Income	344,931	301,938	278,934
Other income (expense)	195	(1,188)	1,178

Income from Continuing Operations Before Interest and Taxes	345,126	300,750	280,112
Interest expense	(5,079)	(5,583)	(11,436)
Interest income	675	2,367	4,753

Income from Continuing Operations Before Income Taxes	340,722	297,534	273,429
Provision for income taxes	126,448	111,634	103,957

Income from Continuing Operations	214,274	185,900	169,472
Discontinued Operations:
Income from operations (net of income tax expense of $5,173)	–	–	5,229
Costs of spin-off (net of income tax benefit of $4,021)	–	–	(12,765)

Loss from Discontinued Operations	–	–	(7,536)

Net Income	$214,274	$185,900	$161,936

Basic Earnings per Share:
Income from continuing operations	$3.41	$2.72	$2.34
Loss from discontinued operations	–	–	(0.10)

Basic earnings per share	$3.41	$2.72	$2.24

Diluted Earnings per Share:
Income from continuing operations	$3.36	$2.69	$2.34
Loss from discontinued operations	–	–	(0.10)

Diluted earnings per share	$3.36	$2.69	$2.24

Cash Dividends per Share	$1.48	$1.48	$1.48

See Notes to Consolidated Financial Statements 2002 Annual Report 35

Consolidated Statements of Comprehensive Income

Year Ended December 31, (Dollars in thousands)	2002	2001	2000

Net Income	$214,274	$185,900	$161,936
Other Comprehensive (Loss) Income, Net of Tax:
Loss on derivative instruments:
Loss on derivative instruments arising during the year	(2,496)	–	–
Less reclassification of loss on derivative instruments from
other comprehensive income to net income	10	–	–
Unrealized gains on securities:
Unrealized holding gains arising during the year	–	417	728
Less reclassification adjustments for gains included
in net income	–	(244)	(486)
Foreign currency translation adjustments	–	–	867

Other comprehensive (loss) income	(2,486)	173	1,109

Comprehensive Income	$211,788	$186,073	$163,045

Related Tax Benefit (Expense) of Other
Comprehensive (Loss) Income:
Loss on derivative instruments:
Loss on derivative instruments arising during the year	$1,530	$–	$–
Less reclassification of loss on derivative instruments
from other comprehensive income to net income	(6)	–	–
Unrealized gains on securities:
Unrealized holding gains arising during the year	–	(225)	(392)
Less reclassification adjustments for gains included
in net income	–	131	262
Foreign currency translation adjustments	–	–	132

See Notes to Consolidated Financial Statements 36 DLX

Consolidated Statements of Cash Flows

Year Ended December 31, (Dollars in thousands)	2002	2001	2000

Cash Flows from Operating Activities:
Net income	$214,274	$185,900	$161,936
Adjustments to reconcile net income to net cash provided
by operating activities of continuing operations:
Loss from discontinued operations	–	–	7,536
Depreciation	23,953	30,605	33,375
Amortization of intangibles	34,252	37,189	29,994
Amortization of goodwill	–	6,188	5,201
Asset impairment and net disposition losses	297	2,062	7,309
Deferred income taxes	11,104	(3,441)	(679)
Other non-cash items, net	25,329	20,225	6,501
Changes in assets and liabilities, net of effects
from acquisition and discontinued operations:
Trade accounts receivable	4,778	8,302	16,767
Inventories and supplies	1,976	876	4,478
Prepaid expenses	(7,892)	2,052	1,906
Contract acquisition costs	(34,890)	(34,020)	(3,357)
Accounts payable	7,828	6,425	(11,906)
Accrued liabilities	(21,230)	15,452	(26,940)
Other assets and liabilities	(2,640)	(7,192)	21,451

Net cash provided by operating activities of continuing operations	257,139	270,623	253,572

Cash Flows from Investing Activities:
Proceeds from sales of marketable securities	–	48,608	47,627
Purchases of marketable securities	–	(30,000)	(40,000)
Proceeds from sales of capital assets	844	1,469	14,469
Purchases of capital assets	(40,708)	(28,775)	(48,483)
Payment for acquisition, net of cash acquired	–	–	(95,991)
Loan to others	–	–	32,500
Other	(4,285)	(4,799)	(6,263)

Net cash used by investing activities of continuing operations	(44,149)	(13,497)	(96,141)

Cash Flows from Financing Activities:
Net (payments) borrowings on short-term debt	(150,000)	150,000	(60,000)
Proceeds from long-term debt, net of debt issuance costs	295,722	–	–
Payments on long-term debt	(1,723)	(101,556)	(794)
Settlement of interest rate lock agreements	(4,026)	–	–
Change in book overdrafts	(2,805)	1,718	(8,849)
Payments to retire shares	(172,803)	(345,399)	–
Proceeds from issuing shares under employee plans	30,869	68,723	8,064
Cash dividends paid to shareholders	(92,940)	(101,773)	(107,195)

Net cash used by financing activities of continuing operations	(97,706)	(328,287)	(168,774)

Net Cash Used by Discontinued Operations	–	–	(32,360)

Net Increase (Decrease) in Cash and Cash Equivalents	115,284	(71,161)	(43,703)
Cash and Cash Equivalents: Beginning of year	9,571	80,732	124,435

End of year	$124,855	$9,571	$80,732

Supplemental Information – Continuing Operations:
Interest paid	$4,162	$9,036	$12,169
Income taxes paid	$116,500	$106,951	$93,593

See Notes to Consolidated Financial Statements 2002 Annual Report 37

Notes to Consolidated Financial Statements

Note One
Significant accounting policies

Consolidation
The consolidated financial statements include the accounts of Deluxe Corporation and all majority owned subsidiaries. All significant intercompany accounts, transactions and profits have been eliminated.

Cash and cash equivalents
We consider all cash on hand, money market funds and other highly liquid investments with original maturities of three months or less to be cash and cash equivalents. The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents approximate fair value. As a result of our cash management system, checks issued but not presented to the banks for payment may create negative book cash balances. Such negative balances are included in accounts payable and totaled $9.9 million as of December 31, 2002 and $12.7 million as of December 31, 2001.

Marketable securities
Marketable securities consist of debt and equity securities. They are classified as available for sale and are carried at fair value, based on quoted market prices. Unrealized gains and losses, net of tax, are reported in accumulated other comprehensive income or loss in the shareholders’ equity section of the consolidated balance sheets. Realized gains and losses and permanent declines in value are included in other income and expense in the consolidated statements of income. The cost of securities sold is determined using the specific identification method.

Trade accounts receivable
Trade accounts receivable are initially recorded at fair value upon the sale of goods or services to customers. They are stated net of allowances for uncollectible accounts which represent estimated losses resulting from the inability of customers to make the required payments. When determining the allowances for uncollectible accounts we take several factors into consideration including the overall composition of accounts receivable aging, our prior history of accounts receivable write-offs, the type of customer and our day-to-day knowledge of specific customers. Changes in the allowances for uncollectible accounts are recorded as bad debt expense and are included in selling, general and administrative (SG&A) expense in our consolidated statements of income.

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

Long-term investments
As of December 31, 2002 and 2001, long-term investments consisted primarily of cash surrender values of life insurance contracts. The carrying amounts reported in the consolidated balance sheets for these investments approximate fair value.

Property, plant and equipment
Property, plant and equipment, including leasehold and other improvements that extend an asset’s useful life or productive capabilities, are stated at historical cost. Buildings have been assigned 40-year lives and machinery and equipment have been assigned lives ranging from three to 11 years, with a weighted-average life of nine years as of December 31, 2002. These assets are generally depreciated using accelerated methods. Leasehold and building improvements are depreciated on the straight-line basis over the estimated useful life of the property or the life of the lease, whichever is shorter. Maintenance and repairs are expensed as incurred.

Property, plant and equipment held for sale
Due to the closing of check printing facilities within the Financial Services segment over the past several years, we have sold facilities which were vacated. These assets are stated at historical cost. As a result of sales of these facilities, we recognized net gains of $46,000 in 2002, $30,000 in 2001 and $1.1 million in 2000. These amounts are included in asset impairment and net disposition losses in the consolidated statements of income.

38   DLX

Intangibles
Intangible assets, which consist principally of internal-use software, are stated at historical cost. Amortization expense is generally determined on the straight-line basis over periods ranging from two to ten years, with a weighted-average life of six years as of December 31, 2002.

        We capitalize costs of software developed or obtained for internal use, including website development costs, once the preliminary project stage has been completed, management commits to funding the project and it is probable that the project will be completed and the software will be used to perform the function intended. Capitalized costs include only (1) external direct costs of materials and services consumed in developing or obtaining internal-use software, (2) payroll and payroll-related costs for employees who are directly associated with and who devote time to the internal-use software project, and (3) interest costs incurred, when material, while developing internal-use software. Costs incurred in populating websites with information about the company or products are expensed as incurred. Capitalization of costs ceases when the project is substantially complete and ready for its intended use. The carrying value of internal-use software is reviewed in accordance with our policy on impairment of long-lived assets and intangibles.

Impairment of long-lived assets and intangibles
We evaluate the recoverability of property, plant, equipment and identifiable intangibles not held for sale whenever events or changes in circumstances indicate that an asset’s carrying amount may not be recoverable. Such circumstances could include, but are not limited to, (1) a significant decrease in the market value of an asset, (2) a significant adverse change in the extent or manner in which an asset is used or in its physical condition, or (3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of an asset. We measure the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds the fair value of the asset. The fair value is measured based on quoted market prices, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including the discounted value of estimated future cash flows.

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

        The evaluation of asset impairment requires us to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts.

Goodwill
Goodwill, which represents the excess of purchase price over fair value of net assets acquired, was being amortized on the straight-line basis over periods ranging from 15 to 30 years. On January 1, 2002, we adopted Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets. Under this new statement, we no longer amortize goodwill, but instead test goodwill for impairment on at least an annual basis.

Impairment of goodwill
In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, which we adopted in its entirety on January 1, 2002, we evaluate the carrying value of goodwill during the third quarter of each year and between annual evaluations if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. Such circumstances could include, but are not limited to, (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. When evaluating whether goodwill is impaired, we compare the fair value of the reporting unit to which the goodwill is assigned to its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, then the amount of the impairment loss must be measured. The impairment loss would be calculated by comparing the implied fair value of reporting unit goodwill to its carrying amount. In calculating the implied fair value of goodwill, the fair value of the reporting unit is allocated to all of the other assets and liabilities of that unit based on their fair values. The excess of the fair value of a reporting unit over the amount assigned to its other assets and liabilities is the implied fair value of goodwill. An impairment loss would be recognized when the carrying amount of goodwill exceeds its implied fair value. Our evaluation of goodwill completed during 2002 in accordance with SFAS No. 142 resulted in no impairment losses. We also recorded no goodwill impairment losses during 2001 or 2000.

Contract acquisition costs
We capitalize certain contract acquisition costs related to signing or renewing contracts with our financial institution clients. These costs, which primarily consist of cash payments

2002 Annual Report      39

made to financial institution clients by our Financial Services segment, are generally recorded as reductions of revenue on the straight-line basis over the related contract term. Currently, these amounts are being amortized over periods ranging from two to seven years, with a weighted-average life of four years as of December 31, 2002. The unamortized balances are included in other non-current assets in the consolidated balance sheets. Whenever events or changes occur that impact the related contract, including significant declines in the anticipated profitability, we evaluate the carrying value of the contract acquisition costs to determine if an impairment has occurred. As of December 31, 2002 and 2001, contract acquisition costs consisted of balances relating to numerous financial institutions. Should a financial institution cancel a contract prior to the agreement’s termination date, or should the volume of orders realized through a financial institution fall below contractually-specified minimums, we generally have a contractual right to a refund of the remaining unamortized contract acquisition costs.

Advertising costs
Deferred advertising costs include materials, printing, separations and postage costs related primarily to direct response advertising programs of our Direct Checks segment. These costs are amortized as SG&A expense over periods (averaging 18 months) that correspond to the estimated revenue streams of the individual advertisements. The actual revenue streams are analyzed at least annually to monitor the propriety of the amortization periods. Judgment is required in estimating the future revenue streams, as check re-orders can span an extended period of time. Significant changes in the actual revenue streams would require the amortization periods to be modified, thus impacting the results of operations during the period in which the change occurred and in subsequent periods. Deferred advertising costs are included in other non-current assets in the consolidated balance sheets.

        Major non-direct response advertising projects are expensed the first time the advertising takes place, while other costs of non-direct response advertising are expensed as incurred. Catalogs provided to financial institution clients of the Financial Services segment are accounted for as prepaid assets until they are shipped to financial institutions. The total amount of advertising expense for continuing operations was $78.2 million in 2002, $71.6 million in 2001 and $67.6 million in 2000.

Restructuring charges
Over the past several years, we have recorded restructuring charges as a result of technological advances and cost management efforts. The primary component of these charges has been employee termination benefits paid under our on-going severance benefit plan. We record charges for these employee termination benefits in the period they become probable and reasonably estimable. When recording these charges, we are required to make estimates and assumptions as employees sometimes choose to voluntarily leave the company prior to their termination date, and thus, they receive no termination benefits. To the extent our assumptions and estimates differ from actual employee behavior, subsequent adjustments to restructuring charges may be required.

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

Derivative financial instruments
During 2002, we used derivative financial instruments to manage interest rate exposures relating to the issuance of long-term debt (see Note 8). We do not use derivative financial instruments for trading or speculative purposes.

        We recognize all derivative financial instruments in the consolidated financial statements at fair value regardless of the purpose or intent for holding the instrument. Changes in the fair value of derivative financial instruments are recognized periodically either in income or in shareholders’equity as a component of accumulated other comprehensive income or loss, depending on whether the derivative financial instrument qualifies for hedge accounting, and if so, whether it qualifies as a fair value hedge or a cash flow hedge. Generally, changes in fair values of derivatives accounted for as fair value hedges are recorded in income along with the portion of the change in the fair value of the hedged items that relate to the hedged risk. Changes in fair values of derivatives accounted for as cash flow hedges, to the extent they are effective as hedges, are recorded in accumulated other comprehensive income or loss net of deferred taxes. Changes in fair values of derivatives not qualifying as hedges are reported in income.

Revenue recognition
Revenues are generally recognized when products are shipped or as services are performed. When products are shipped, title to the goods passes to the customer and the customer assumes the risks and rewards of ownership. Revenue includes amounts billed to customers for shipping and handling and pass-through costs, such as marketing materials for which our financial institution clients reimburse us. Costs incurred for shipping and handling are reflected in cost of goods sold. At times, a financial

40   DLX

institution client may terminate its contract with us prior to the end of the contract term. In many of these cases, the financial institution must remit to us a contract buyout payment. Such payments are recorded as revenue when the termination agreement is executed, provided that we have no further service or contractual obligations and collection of the funds is assured.

        Revenues are presented in the consolidated statements of income net of rebates, discounts and amortization of contract acquisition costs. These revenue reductions are discussed in our sales incentives and contract acquisition costs accounting policies. Additionally, reported revenues for our Financial Services segment do not reflect the full retail price paid by end-consumers to their financial institutions. These revenues reflect the amounts paid to us by our financial institution clients.

Sales incentives
We enter into contractual agreements with financial institution clients for rebates on certain products we sell. We record these amounts as reductions of revenue in the consolidated income statements and as accrued liabilities in the consolidated balance sheets. Rebates are recorded as the related revenue is recorded.

        At times we may also sell products at discounted prices or provide free products to customers when they purchase a specified product. Discounts are recorded as reductions of revenue when the related revenue is recorded. The cost of free products is recorded as cost of goods sold when the revenue for the related purchase is recorded.

Employee stock-based compensation
As permitted by SFAS No. 123, Accounting for Stock-Based Compensation, we continue to account for employee stock-based compensation in accordance with Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees. All options issued under our stock incentive plan allow for the purchase of shares of common stock at prices equal to the stock’s market value at the date of grant. Accordingly, no compensation expense has been recognized for stock options. Additionally, under our current employee stock purchase plan, eligible employees are able to purchase Deluxe common stock at 85% of the lower of its fair market value at the beginning or end of each six-month purchase period. No compensation expense is recognized for the difference between the employees’ purchase price and the fair value of the stock. We disclose pro forma net income and earnings per share as if the fair value method of SFAS No. 123 had been used (see Note 11).

Earnings per share
Basic earnings per share is based on the weighted-average number of common shares outstanding during the year. Diluted earnings per share is based on the weighted-average number of common shares outstanding during the year, adjusted to give effect to common stock equivalents such as stock options and restricted stock units issued under our stock incentive plan (see Note 11) and shares contingently issuable under our officers’ annual incentive compensation program.

Comprehensive income
Comprehensive income includes charges and credits to shareholders’ equity that are not the result of transactions with shareholders. Our total comprehensive income consists of net income, gains and losses on derivative instruments, unrealized gains and losses on securities and foreign currency translation adjustments. The gains and losses on derivative instruments, unrealized gains and losses on securities and foreign currency translation adjustments are reflected as accumulated other comprehensive loss in the consolidated balance sheets and in the shareholders’ equity statement presented in Note 15.

Reclassifications
Certain amounts reported in 2001 and 2000 have been reclassified to conform to the 2002 presentation. These changes had no impact on previously reported net income or shareholders’ equity.

Use of estimates
We have prepared the accompanying consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. In this process, it is necessary for us to make certain assumptions and related estimates affecting the amounts reported in the consolidated financial statements and attached notes. These estimates and assumptions are developed based upon all information available using our best efforts. However, actual results can differ from assumed and estimated amounts.

New accounting pronouncements
On January 1, 2002, we adopted SFAS No. 142, Goodwill and Other Intangible Assets, in its entirety. This statement addresses accounting and financial reporting for goodwill and intangible assets. Under the new statement, goodwill and intangible assets with indefinite lives are no longer amortized, but are subject to impairment testing on at least an annual basis. Other than goodwill, we have no intangible assets with indefinite lives. Adoption of this statement resulted in no goodwill impairment losses and had no impact on our financial position as of January 1, 2002. In addition, the remaining useful lives of amortizable intangible assets were reviewed and deemed appropriate. The following information reflects our results of operations as they would have appeared had we not recorded goodwill amortization expense and its related tax effects during 2001 and 2000. Reported net income in 2000 includes the results of the eFunds

2002 Annual Report      41

segment which are reflected as discontinued operations in our consolidated financial statements (see Note 17).
(Dollars in thousands, except per share amounts)	2002	2001	2000

Income from continuing operations,
as reported	$214,274	$185,900	$169,472
Add: Goodwill amortization
expense, net of tax	–	3,979	3,311

Pro forma income from
continuing operations	$214,274	$189,879	$172,783

Net income, as reported	$214,274	$185,900	$161,936
Add: Goodwill amortization
expense, net of tax	–	3,979	8,037

Pro forma net income	$214,274	$189,879	$169,973

Earnings per share from continuing operations:
Basic - as reported	$3.41	$2.72	$2.34
Basic - pro forma	3.41	2.77	2.39
Diluted - as reported	3.36	2.69	2.34
Diluted - pro forma	3.36	2.75	2.39
Earnings per share:
Basic - as reported	$3.41	$2.72	$2.24
Basic - pro forma	3.41	2.77	2.35
Diluted - as reported	3.36	2.69	2.24
Diluted - pro forma	3.36	2.75	2.35

        In July 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. This statement addresses the financial accounting and reporting for costs associated with exit or disposal activities and applies only to those activities initiated on or after the date of adoption. We adopted SFAS No. 146 on October 1, 2002 and thus, applied the requirements of this statement when reporting our results of operations for the fourth quarter of 2002.

        In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. This interpretation elaborates on the disclosures required in financial statements concerning obligations under certain guarantees. It also clarifies the requirements related to the recognition of liabilities by a guarantor at the inception of certain guarantees. We adopted the disclosure requirements of this interpretation on December 31, 2002 (see Note 13). The recognition provisions of the interpretation are applicable only to guarantees issued or modified after December 31, 2002. The only agreement subject to the requirements of this interpretation was the eFunds indemnification agreement (see Note 13). As of December 31, 2002, we had no other guarantees which fell within the scope of this interpretation.

        In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure. This statement provides alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based compensation, as outlined in SFAS No. 123, Accounting for Stock-Based Compensation. This statement also amends the financial statement disclosure requirements relating to stock-based compensation. We currently have no plans to adopt the fair value method of accounting for stock-based compensation.

Note Two
Supplementary balance sheet information

Trade accounts receivable
Bad debt expense for continuing operations was $3.0 million in 2002, $3.6 million in 2001 and $3.8 million in 2000. Net trade accounts receivable was comprised of the following at December 31:

(Dollars in thousands)	2002	2001

Trade accounts receivable	$34,775	$39,131
Allowance for uncollectible accounts	(1,850)	(1,428)

Trade accounts receivable – net	$32,925	$37,703

Inventories and supplies Inventories and supplies were comprised of the following at December 31:

(Dollars in thousands)	2002	2001

Raw materials	$2,833	$3,073
Semi-finished goods	6,065	7,215
Finished goods	771	904

Total inventories	9,669	11,192
Supplies	10,618	11,071

Inventories and supplies	$20,287	$22,263

        As of December 31, 2002, $8.5 million of total inventories was accounted for under the LIFO method. As of December 31, 2001, $9.7 million was accounted for under the LIFO method. LIFO inventories were $3.0 million less than replacement cost at December 31, 2002 and $3.5 million less than replacement cost at December 31, 2001.

        During 2000, inventory quantities were reduced, which resulted in a liquidation of LIFO inventory layers carried at lower costs which prevailed in prior years. The effect of this liquidation was to decrease cost of goods sold by $2.4 million and to increase income from continuing operations by $1.5 million, or $0.02 per share diluted. There were no significant liquidations of LIFO inventories in 2002 or 2001.

42   DLX

Other current assets
Other current assets were comprised of the following at December 31:

(Dollars in thousands)	2002	2001

Prepaid expenses	$11,889	$3,108
Deferred income taxes	4,563	4,574
Other	5,127	6,753

Other current assets	$21,579	$14,435

Property, plant and equipment Property, plant and equipment was comprised of the following at December 31:

(Dollars in thousands)	2002	2001

Land and land improvements	$32,288	$32,021
Buildings and building improvements	113,328	109,130
Machinery and equipment	289,947	301,814

Total	435,563	442,965
Accumulated depreciation	(295,521)	(293,413)

Property, plant and equipment – net	$140,042	$149,552

Property, plant and equipment held for sale
As of December 31, 2002 we had no property, plant or equipment held for sale. A gain of $46,000 was realized during 2002 on the disposition of property held for sale at December 31, 2001. Property, plant and equipment held for sale was comprised of the following at December 31:

(Dollars in thousands)	2001

Land and land improvements	$550
Buildings and building improvements	5,876
Machinery and equipment	1,227

Total	7,653
Accumulated depreciation	(6,136)

Property, plant and equipment held for sale – net	$1,517

Intangibles Intangibles were comprised of the following at December 31:

(Dollars in thousands)	2002			2001

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount

Internal-use software	$235,252	$(132,784)	$102,468	$211,193	$(100,557)	$110,636
Customer name list	5,050	(2,044)	3,006	5,050	(1,323)	3,727
Other	875	(373)	502	762	(269)	493

Intangibles	$241,177	$(135,201)	$105,976	$217,005	$(102,149)	$114,856

        Total amortization of intangibles for continuing operations was $34.3 million in 2002, $37.2 million in 2001 and $30.0 million in 2000. Based on the intangibles in service as of December 31, 2002, estimated amortization expense for each of the next five years ending December 31 is as follows:

(Dollars in thousands)

2003	$ 32,887
2004	25,854
2005	19,848
2006	11,757
2007	2,334

The following intangible assets were acquired during the years indicated:

(Dollars in thousands)	2002		2001		2000

	Amount	Weighted- average amortization period	Amount	Weighted- average amortization period	Amount	Weighted- average amortization period

Internal-use software	$26,388	3 years	$18,042	3 years	$32,953	5 years
Customer name list	–	–	–	–	5,050	7 years
Other	165	3 years	–	–	701	5 years

Intangibles	$26,553	3 years	$18,042	3 years	$38,704	5 years

2002 Annual Report 43

Goodwill The entire amount of goodwill is included in the Direct Checks segment. Changes in the carrying amount of goodwill for the years ended December 31 were as follows:

(Dollars in thousands)

Balance, December 31, 1999	$4,800
Goodwill acquired	88,826
Amortization of goodwill	(5,201)

Balance, December 31, 2000	88,425
Amortization of goodwill	(6,188)

Balance, December 31, 2001 and 2002	$82,237

Other non-current assets Other non-current assets as of December 31 were comprised of the following:

(Dollars in thousands)	2002	2001

Contract acquisition costs, net	$55,259	$28,350
Deferred advertising costs	17,258	21,928
Prepaid post-retirement asset	16,330	12,116
Other	12,020	5,532

Other non-current assets	$100,867	$67,926

Accrued liabilities Accrued liabilities as of December 31 were comprised of the following:

(Dollars in thousands)	2002	2001

Wages, including vacation pay	$33,517	$26,513
Income taxes	27,688	39,426
Employee profit sharing and pension	27,049	29,734
Rebates	25,900	24,923
Other	41,158	42,313

Accrued liabilities	$155,312	$162,909

Note Three Earnings per share The following table reflects the calculation of basic and diluted earnings per share from continuing operations:

(Dollars and shares in thousands,
except per share amounts)	2002	2001	2000

Earnings per share – basic:
Income from continuing operations	$214,274	$185,900	$169,472
Weighted average shares outstanding	62,823	68,441	72,324

Earnings per share – basic	$3.41	$2.72	$2.34

Earnings per share – diluted:
Income from continuing operations	$214,274	$185,900	$169,472
Weighted average shares outstanding	62,823	68,441	72,324
Dilutive impact of options	888	630	87
Shares contingently issuable	36	44	9

Weighted average shares and
potential dilutive shares outstanding	63,747	69,115	72,420

Earnings per share – diluted	$3.36	$2.69	$2.34

        During 2002, 2001 and 2000, options to purchase a weighted-average of 1.2 million shares, 1.4 million shares and 5.4 million shares, respectively, were outstanding but were not included in the computation of diluted earnings per share. The exercise prices of the excluded options were greater than the average market price of Deluxe common shares during the respective periods.

Note Four
Restructuring charges

During 2002, we recorded restructuring charges of $1.5 million for employee severance relating primarily to manufacturing employees within the Financial Services segment and various functional areas within the Direct Checks segment. These reductions were the result of on-going cost management efforts and are expected to affect 121 employees. The reductions are expected to be completed during 2003. These restructuring charges are reflected in the 2002 consolidated statement of income as cost of goods sold of $0.6 million and SG&A expense of $0.9 million.

        During 2001, we recorded restructuring charges of $4.2 million for employee severance relating to customer service employees within the Business Services segment, mail center employees within the Financial Services segment and reductions encompassing various functional areas within both the Financial Services and Direct Checks segments. These reductions were

44   DLX

the result of our on-going commitment to efficiency and cost management and are expected to affect 270 employees. The reductions are expected to be completed in early 2003. These restructuring charges are reflected in the 2001 consolidated statement of income as cost of goods sold of $1.2 million and SG&A expense of $3.0 million.

        During 2000, we recorded restructuring charges of $1.9 million within continuing operations for employee severance. During the second quarter of 2000, we announced a plan to outsource certain data entry functions to our discontinued operations. This outsourcing effort affected 155 employees. In the fourth quarter of 2000, we announced that we would be scaling back our PlaidMoon.com project (see Note 5). This decision resulted in the termination of 40 employees. Additionally, we reversed $4.3 million of restructuring charges primarily relating to a previous initiative to reduce SG&A expense. The reversals were due to higher attrition than anticipated and the reversal of “early termination” payments to a group of employees. Under our severance program, employees are provided 60 days notice prior to being terminated. In certain situations, we ask the employees to leave immediately because they may have access to crucial infrastructure or information. In these cases, severance includes this additional amount. In certain situations, we subsequently decided to keep employees working for the 60-day period and thus, a reduction in the restructuring accruals was required since this pay was no longer severance, but an operating expense. These restructuring charges and reversals are reflected in the 2000 consolidated statement of income as a reduction in SG&A expense of $2.4 million.

        Restructuring accruals for employee severance costs of $1.2 million as of December 31, 2002 and $3.2 million as of December 31, 2001 are reflected in accrued liabilities in the consolidated balance sheets. The status of these restructuring accruals as of December 31, 2002 was as follows:

(Dollars in millions)	Previous initiatives(1)		2001 initiatives		2002 initiatives		Total

	Amount	No. of employees affected	Amount	No. of employees affected	Amount	No. of employees affected	Amount	No. of employees affected

Balance, December 31, 1999	$13.9	720	$–	–	$–	–	$13.9	720
Restructuring charges	1.9	200	–	–	–	–	1.9	200
Restructuring reversals	(4.3)	(255)	–	–	–	–	(4.3)	(255)
Severance paid	(8.4)	(520)	–	–	–	–	(8.4)	(520)

Balance, December 31, 2000	3.1	145	–	–	–	–	3.1	145
Restructuring charges	–	–	4.2	287	–	–	4.2	287
Restructuring reversals	(0.4)	(28)	–	–	–	–	(0.4)	(28)
Severance paid	(2.7)	(117)	(1.0)	(124)	–	–	(3.7)	(241)

Balance, December 31, 2001	–	–	3.2	163	–	–	3.2	163
Restructuring charges	–	–	–	–	1.5	121	1.5	121
Restructuring reversals	–	–	(0.2)	(17)	–	–	(0.2)	(17)
Severance paid	–	–	(2.7)	(142)	(0.6)	(56)	(3.3)	(198)

Balance, December 31, 2002	$–	–	$0.3	4	$0.9	65	$1.2	69

(1)	Includes charges recorded for plans to close check printing plants, reduce corporate support functions, implement new processes in order processing, customer service and the post-press phase of check production and for the scaling back of PlaidMoon (see Note 5).

Note Five
Asset impairment losses

During 2000, we recorded asset impairment losses of $9.7 million related to a discontinued e-commerce initiative. Earlier in 2000, we had announced an e-commerce growth strategy. One outcome of this strategy was PlaidMoon.com, an Internet-based business concept that allowed consumers to design and purchase personalized items. In October 2000, we announced that we were scaling back and repositioning the PlaidMoon.com business concept. Instead of being a stand-alone business as had been planned, PlaidMoon.com would be folded into the rest of our businesses. As a result of this decision, we completed an evaluation to determine to what extent the long-lived assets of the business could be utilized by our other businesses. This evaluation resulted in asset impairment losses of $9.7 million, which are included in asset impairment and net disposition losses in the 2000 consolidated statement of income. The impaired assets consisted of internal-use software developed for use by the PlaidMoon.com website. The estimated fair value of the software was determined by calculating the present value of net cash flows expected to be generated by alternative uses of these assets.

2002 Annual Report      45

Note Six
Acquisition

On February 1, 2000, we acquired all of the outstanding shares of Designer Checks, Inc. for $97.0 million in cash. Designer Checks produces specialty design checks and related products for direct sale to consumers. This acquisition was intended to enable our existing direct mail check business to secure future customer and revenue growth. The consolidated financial statements include the results of this business subsequent to its acquisition date.

        The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

(Dollars in thousands)	February 1, 2000

Current assets	$ 2,580
Property, plant and equipment	2,379
Intangibles	5,050
Goodwill	88,826
Other non-current assets	2,056

Total assets acquired	100,891
Current liabilities	(3,855)

Net assets acquired	$ 97,036

        The intangible assets acquired consisted of a customer name list which is being amortized on the straight-line basis over seven years. The entire amount of goodwill is included in the Direct Checks segment and is deductible for tax purposes.

Note Seven
Sale-leaseback transaction

During 1999, we sold five facilities in Shoreview, Minnesota to an unaffiliated third party. We provided short-term financing for $32.5 million of the proceeds from this sale. This amount was repaid in full in 2000 and is reflected as loan to others in the 2000 consolidated statement of cash flows. We entered into leases for three of these facilities for periods ranging from five to ten years. Two of the leases were operating leases and one was a capital lease. The result of this sale was a $17.1 million gain, of which $10.6 million was deferred and is being recognized in income over the lease terms in the case of the operating leases and over the life of the capital asset in the case of the capital lease. The recognized portion of the deferred gain was $0.9 million in 2002, $1.7 million in 2001 and $1.8 million in 2000. These amounts are included in asset impairment and net disposition losses in the consolidated statements of income.

Note Eight
Derivative financial instruments

During 2002, we entered into two forward rate lock agreements (the Lock Agreements) to effectively hedge, or lock-in, the annual interest rate on $150.0 million of the $300.0 million notes issued in December 2002 (see Note 13). Upon issuance of the notes, the Lock Agreements were terminated, yielding a deferred pre-tax loss of $4.0 million, which is reflected in accumulated other comprehensive loss in our consolidated balance sheet and will be reclassified ratably to our statements of income as an increase to interest expense over the ten-year term of the notes.

Note Nine
Marketable securities

Proceeds from sales of marketable securities available for sale were $48.6 million in 2001 and $47.6 million in 2000. We realized gross gains of $0.4 million in 2001 and $0.7 million in 2000 on the sales of marketable securities. No losses on sales of marketable securities were realized during these periods and no sales of marketable securities occurred during 2002.

Note Ten
Provision for income taxes

The components of the provision for income taxes for continuing operations were as follows:

(Dollars in thousands)	2002	2001	2000

Current tax provision:
Federal	$92,587	$99,762	$90,533
State	13,072	14,032	8,320

Total	105,659	113,794	98,853
Deferred tax provision	8,561	(2,160)	5,104
Valuation allowance	12,228	–	–

Provision for income taxes	$126,448	$111,634	$103,957

46 DLX

The effective tax rate on pre-tax income from continuing operations differed from the U.S. federal statutory tax rate of 35% as follows:

(Dollars in thousands)	2002	2001	2000

Income tax at federal statutory rate	$119,253	$104,137	$95,700
State income taxes net of
federal income tax benefit	9,371	8,903	6,860
Valuation allowance	12,228	–	–
Resolution of tax contingency	(12,853)	–	–
Other	(1,551)	(1,406)	1,397

Provision for income taxes	$126,448	$111,634	$103,957

        During the fourth quarter of 2002, the Internal Revenue Service (IRS) completed its review of our income tax returns for 1996 through 1998. As a result, we reversed $12.9 million of previously established income tax reserves. Certain IRS rules were clarified in a manner favorable to us, and the related reserves were no longer required. Substantially offsetting these reversals was a $12.2 million charge for a valuation allowance relating to our deferred tax asset for capital loss carryforwards. At December 31, 2002, we had capital loss carryforwards of approximately $33.0 million which expire in 2003. By the fourth quarter of 2002, the predominance of negative evidence indicated that is was more likely than not that the tax benefits associated with a majority of the capital loss carryforwards would not be realized as certain tax planning strategies upon which we intended to rely were no longer considered to be prudent or feasible.

        Tax effected temporary differences which gave rise to deferred tax assets and liabilities at December 31 were as follows:

(Dollars in thousands)	2002		2001

	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities

Capital assets	$-	$44,826	$–	$50,572
Capital loss carryforwards	12,528	–	9,929	–
Deferred advertising costs	–	6,310	–	8,201
Employee benefit plans	–	289	5,628	–
Inventories	3,243	–	3,230	–
Miscellaneous reserves
and accruals	7,534	–	11,055	–
Prepaid services	–	10,391	–	9,952
All other	7,894	7,045	5,538	6,971

Total deferred taxes	31,199	68,861	35,380	75,696
Valuation allowance	(12,228)	–	–	–

Net deferred taxes	$18,971	$68,861	$35,380	$75,696

Note Eleven
Employee benefit and stock-based
compensation plans

Stock purchase plan
In May 2002, our shareholders approved certain changes to our employee stock purchase plan which became effective as of February 1, 2002. The changes were made with the intention of qualifying the plan as an “employee stock purchase plan” under Section 423 of the Internal Revenue Code. Purchases under the plan are made semi-annually, with the first purchase occurring on July 31, 2002. Eligible employees are able to purchase Deluxe common stock at 85% of the lower of its fair market value at the beginning or end of each six-month purchase period. In accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees, we do not recognize compensation expense for the difference between the employees’ purchase price and the fair value of the stock. During 2002, 60,520 shares were issued under this amended plan at a price of $33.06.

        Through January 31, 2002, we maintained a non-qualified employee stock purchase plan that allowed eligible employees to purchase Deluxe common stock at 75% of its fair market value on the first business day following each three-month purchase period. Compensation expense recognized in continuing operations for the difference between the employees’ purchase price and the fair value of the stock was $0.3 million in 2002, $1.2 million in 2001 and $1.8 million in 2000. Under the plan, we issued 26,788 shares at a price of $34.00 in 2002, 178,847 shares at prices ranging from $16.16 to $26.71 in 2001 and 434,337 shares at prices ranging from $16.83 to $20.58 in 2000.

Stock incentive plan
Under our stock incentive plan, stock-based awards may be issued to employees via a broad range of methods, including non-qualified or incentive stock options, restricted stock and restricted stock units, stock appreciation rights and other awards based on the value of Deluxe common stock. Options become exercisable in varying amounts generally beginning one year after the date of grant. Terms vary, but generally options may be exercised up to ten years following the date of grant. Our current stock incentive plan, which became effective on January 1, 2001, reserved 3.0 million shares of common stock for issuance under the plan. In January 2002, this amount was increased to 8.5 million shares. As of December 31, 2002, 6.2 million of these shares remained available for issuance. Our previous stock incentive plan reserved 7.0 million shares of common stock for issuance. Awards for 5.4 million of these shares were granted prior to the termination of the plan on December 31, 2000.

2002 Annual Report      47

        In 1998, we adopted the DeluxeSHARES program. Under this program, options were awarded to substantially all employees (excluding foreign employees and employees of businesses held for sale), allowing them, subject to certain conditions, to purchase 100 shares of common stock at a converted exercise price of $25.20 per share. The options became exercisable on January 30, 2001 and expired on January 30, 2003. Options for the purchase of 1.8 million shares of common stock were authorized under this program.

        All options allow for the purchase of shares of common stock at prices equal to their market value at the date of grant. Information regarding the options issued under the current and all previous plans is as follows:

	Number of shares	Weighted- average exercise price

Outstanding at December 31, 1999	4,536,557	$33.65
Granted	1,215,823	25.36
Canceled	(384,932)	33.84

Outstanding at December 31, 2000	5,367,448	24.33
Granted	1,071,599	20.35
Exercised	(2,678,560)	24.31
Canceled	(211,633)	25.90

Outstanding at December 31, 2001	3,548,854	23.05
Granted	1,251,349	47.64
Exercised	(1,150,888)	24.21
Canceled	(118,300)	29.46

Outstanding at December 31, 2002	3,531,015	$31.17

        Options for the purchase of 1,528,341 shares were exercisable at December 31, 2002 at a weighted-average exercise price of $24.17, 1,949,079 were exercisable at December 31, 2001 at a weighted-average exercise price of $25.01 and 3,271,030 were exercisable at December 31, 2000 at a weighted-average exercise price of $25.05.

        In connection with the spin-off of eFunds (see Note 17), options outstanding as of the spin-off record date were converted to options of Deluxe and options of eFunds. This conversion was calculated under a formula based on the market value of Deluxe’s and eFunds’ common stocks at the spin-off record date and was designed to maintain an equivalent intrinsic value for the option holder utilizing the criteria described in FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation. This conversion process resulted in an adjustment to the pricing of our options. The number of options and the remaining lives of the options were not adjusted. The weighted-average exercise prices shown in the table above reflect the option prices on the dates the indicated events occurred. Thus, the weighted-average exercise price of options outstanding at December 31, 2000 reflects this pricing adjustment. We did not record compensation expense as a result of this conversion process.

        For options outstanding and exercisable at December 31, 2002, the adjusted exercise price ranges and average remaining lives were as follows:

	Options outstanding			Options exercisable

Range of exercise prices	Number outstanding	Weighted- average remaining life	Weighted- average exercise price	Number exercisable	Weighted- average exercise price

$16.42 to $21.99	1,286,751	7.64 years	$19.87	481,960	$19.71
$22.00 to $27.99	1,015,900	3.81 years	25.71	1,015,900	25.71
$28.00 to $47.67	1,228,364	9.19 years	47.52	30,481	43.24

	3,531,015	7.07 years	$31.17	1,528,341	$24.17

        In addition to grants of restricted stock and restricted stock units made under our stock incentive plan, officers may elect to receive a portion of their compensation in the form of restricted stock. Related compensation expense for these restricted shares is recorded in the year prior to their issuance, as that is the period over which the employee provides the related services. We issued 61,785 restricted shares and restricted stock units at a weighted-average fair value of $45.52 in 2002, 17,342 restricted shares and restricted stock units at a weighted-average fair value of $25.87 in 2001 and 72,111 restricted shares and restricted stock units at a weighted-average fair value of $25.55 in 2000. These awards generally vest over periods ranging from one to five years. Compensation expense recognized in continuing operations for these issuances was $2.8 million in 2002 and 2001 and $0.6 million in 2000.

48   DLX

        Pro forma net income and earnings per share has been determined as if we had accounted for our employee stock-based compensation under the fair value method. The fair value of options was estimated at the date of grant using the Black-Scholes option pricing model. The following weighted-average assumptions were used in valuing options issued:

	2002	2001	2000

Risk-free interest rate (%)	4.8	5.1	6.6
Dividend yield (%)	6.0	6.9	7.1
Expected volatility (%)	26.2	25.8	24.4
Weighted-average option life (years)	6.0	6.8	9.0

        The weighted-average fair value of options granted was $7.42 per share in 2002, $2.82 per share in 2001 and $3.57 per share in 2000. For purposes of pro forma disclosures, the estimated fair value of the options was recognized as expense over the options’ vesting periods. Pro forma net income and earnings per share were as follows:

(Dollars in thousands,
except per share amounts)	2002	2001	2000

Net income, as reported	$214,274	$185,900	$161,936
Add: Employee stock-based compensation
expense included in net income, net of tax	1,951	2,552	1,947
Deduct: Fair value employee stock-based
compensation expense, net of tax	(5,239)	(5,654)	(6,331)

Pro forma net income	$210,986	$182,798	$157,552

Earnings per share:
Basic - as reported	$3.41	$2.72	$2.24
Basic - pro forma	3.36	2.67	2.18
Diluted - as reported	3.36	2.69	2.24
Diluted - pro forma	3.32	2.64	2.18

Profit sharing, defined contribution and 401(k) plans
We maintain a profit sharing plan, a defined contribution pension plan and a plan established under section 401(k) of the Internal Revenue Code to provide retirement benefits for certain employees. These plans cover substantially all full-time and some part-time employees with at least 15 months of service. We also provide a cash bonus program which covers all employees.

        Contributions to the profit sharing and defined contribution plans are made solely by Deluxe and are remitted to the plans’ respective trustees. Benefits provided by the plans are paid from accumulated funds of the trusts. In 2002, 2001 and 2000, contributions to the defined contribution pension plan equaled 4% of eligible compensation. Contributions to the profit sharing plan vary based on the company’s performance. Under the 401(k) plan, employees could contribute up to the lesser of $11,000 or 10% of wages during 2002. We match 100% of the first 1% of wages contributed and 50% of the next 4% of wages contributed. All employee and employer contributions are remitted to the plans’ respective trustees and benefits provided by the plans are paid from accumulated funds of the trusts. Payments made under the cash bonus program vary based on the company’s performance and are paid in cash directly to employees.

        Employees are provided a broad range of investment options to choose from in investing their profit sharing, defined contribution and 401(k) plan funds. Investing in Deluxe common stock is not one of these options, although funds selected by employees may at times hold Deluxe common stock.

        Expense recognized in continuing operations in the consolidated statements of income for these plans was as follows:

(Dollars in thousands)	2002	2001	2000

Profit sharing/cash bonus plans	$17,475	$20,618	$11,687
Defined contribution plan	8,925	9,100	9,531
401(k) plan	4,933	4,578	4,723

Deferred compensation plan
We have a non-qualified deferred compensation plan that allows eligible employees to defer a portion of their compensation. Participants can elect to defer up to a maximum of 100 percent of their base salary plus up to 50 percent of their bonus for the year. The compensation deferred under this plan is credited with earnings or losses measured by the mirrored rate of return on investments elected by plan participants. Each participant is fully vested in all deferred compensation and earnings. A participant may elect to receive deferred amounts in one payment or in monthly installments upon termination of employment or disability. Our total liability under this plan was $7.7 million as of December 31, 2002 and $11.0 million as of December 31, 2001. These amounts are reflected in accrued liabilities and other long-term liabilities in the consolidated balance sheets. We fund this liability through investments in company-owned life insurance policies. The cash surrender value of these policies is included in long-term investments in the consolidated balance sheets and was $12.5 million as of December 31, 2002 and $9.6 million as of December 31, 2001.

Voluntary employee beneficiary association trust
We have formed a voluntary employee beneficiary association (VEBA) trust to fund employee medical and severance costs. Contributions to the VEBA trust are tax deductible, subject to limitations contained in the Internal Revenue Code. VEBA

2002 Annual Report      49

assets primarily consist of fixed income investments. We made contributions to the VEBA trust of $25.5 million in 2002, $10.2 million in 2001 and $13.5 million in 2000. The excess of assets in our VEBA trust over the amount of incurred but not reported claims was $7.3 million as of December 31, 2002 and zero as of December 31, 2001. This amount is reflected in prepaid expenses within other current assets in our consolidated balance sheet as of December 31, 2002.

Note Twelve
Post-retirement benefits

We provide certain health care benefits for a large number of retired employees. Employees included in the plan may become eligible for such benefits if they attain the appropriate years of service and age while working for Deluxe. During 2002, we eliminated retiree medical benefits for all new employees hired after December 31, 2001. During 2000, the plan was expanded to include certain employees of our Direct Checks segment who were not previously covered by the plan.

        The following table summarizes the change in benefit obligation and plan assets during 2002 and 2001:

(Dollars in thousands)

Benefit obligation, December 31, 2000	$86,177
Service cost	1,639
Interest cost	6,246
Actuarial losses – net	9,263
Benefits paid from plan assets and general funds of the company	(8,503)

Benefit obligation, December 31, 2001	94,822
Service cost	1,876
Interest cost	6,650
Actuarial losses – net	25,392
Benefits paid from general funds of the company	(9,852)

Benefit obligation, December 31, 2002	$118,888

Fair value of plan assets, December 31, 2000	$79,450
Actual loss on plan assets	(14,928)
Benefits paid	(6,100)

Fair value of plan assets, December 31, 2001	58,422
Actual loss on plan assets	(7,104)

Fair value of plan assets, December 31, 2002	$51,318

The funded status of the plan was as follows at December 31:

(Dollars in thousands)	2002	2001

Accumulated post-retirement benefit obligation	$118,888	$94,822
Less:
Fair value of plan assets (debt and equity securities)	51,318	58,422
Unrecognized prior service cost	3,224	3,586
Unrecognized net actuarial loss	76,478	40,311
Unrecognized transition obligation	4,198	4,619

Prepaid post-retirement asset recognized in the
consolidated balance sheets	$(16,330)	$(12,116)

        The unrecognized net actuarial loss results from experience different from that assumed or from changes in assumptions. As of December 31, 2002, $35.2 million resulted from differences between our expected long-term rate of return on plan assets and the actual return on plan assets. This amount was $22.6 million as of December 31, 2001. Because this assumption takes a long-term view of investment returns, there may be differences between the expected rate of return and the actual rate of return on plan assets in the short-term. As of December 31, 2002, $15.3 million of the unrecognized net actuarial loss resulted from changes in our assumed health care inflation rate. This amount was $7.0 million as of December 31, 2001. During both 2002 and 2001, we increased our health care inflation rate assumption to reflect the current trend of increasing medical costs. The remainder of the net actuarial loss amount primarily related to changes in the discount rate assumption, differences between our assumed medical costs and actual experience and changes in the employee population.

        Net post-retirement benefit expense for the years ended December 31 consisted of the following components:

(Dollars in thousands)	2002	2001	2000

Service cost-benefits earned during the year	$1,876	$1,639	$1,586
Interest cost on the accumulated post-
retirement benefit obligation	6,650	6,246	5,873
Expected return on plan assets	(5,588)	(7,624)	(7,236)
Amortization of transition obligation	421	419	458
Amortization of prior service cost	362	363	186
Recognized amortization of net actuarial losses	1,917	29	127

Total post-retirement benefit expense	5,638	1,072	994
Curtailment gain	–	–	(883)

Net post-retirement benefit expense	$5,638	$1,072	$111

        As a result of employee reductions (see Note 4), we recognized a net post-retirement benefit curtailment gain of $0.3 million in 2000. Additionally, in connection with the eFunds spin-off (see Note 17), eFunds terminated its post-retirement medical plan. We will continue to provide benefits to eFunds employees and retirees who were qualified for retiree medical

50   DLX

benefits as of the spin-off date. We retained an obligation of $0.1 million as of December 31, 2000 for these employees and retirees. A net post-retirement benefit curtailment gain of $0.6 million was recorded at the spin-off date and was included in discontinued operations in the 2000 consolidated statement of income.

        In measuring the accumulated post-retirement benefit obligation as of December 31, 2002, our initial health care inflation rate for 2003 was assumed to be 10.25% and our ultimate health care inflation rate for 2008 and beyond was assumed to be 5.0%. A one percentage point increase in the health care inflation rate for each year would increase the accumulated post-retirement benefit obligation by $17.7 million and the service and interest cost components of the annual net post-retirement benefit expense by $1.2 million. A one percentage point decrease in the health care inflation rate for each year would decrease the accumulated post-retirement benefit obligation by $15.4 million and the service and interest cost components of the annual net post-retirement benefit expense by $1.3 million. The discount rate used in determining the accumulated post-retirement benefit obligation was 6.75% as of December 31, 2002 and 7.25% as of December 31, 2001. The expected long-term rate of return on plan assets used to determine the net periodic post-retirement benefit expense was 8.75% in 2002 and 9.5% in 2001 and 2000. Prior service cost is amortized on the straight-line basis over the average remaining service period of employees expected to receive benefits under the plan.

Note Thirteen
Commitments and contingencies

Debt
Long-term debt as of December 31 was as follows:

(Dollars in thousands)	2002	2001

5.0% senior, unsecured notes due
December 15, 2012, net of discount	$298,115	$–
Capital leases	10,084	11,465

Total long-term debt	308,199	11,465
Less amount due within one year	1,610	1,381

Long-term debt	$306,589	$10,084

        In December 2002, we issued $300.0 million of senior, unsecured notes (the Notes) maturing on December 15, 2012. The Notes were issued under our shelf registration statement covering up to $300.0 million in medium-term notes, thereby exhausting that registration statement. Interest payments are due each June and December at an annual interest rate of 5.0%. Principal redemptions may be made at our election prior to their stated maturity. The Notes include covenants that place restrictions on the issuance of additional debt that would be senior to the Notes and the execution of certain sale-leaseback arrangements. The notes were issued at 99.369% of par value. The resulting discount of $1.9 million will be amortized ratably as an increase to interest expense over the term of the Notes. Proceeds from the offering, net of offering costs, were $295.7 million. The fair value of the Notes was estimated to be $302.9 million at December 31, 2002, based on quoted market prices.

        Our capital lease obligations bear interest at rates of 5.5% to 10.4% and are due through the year 2009. We have also entered into operating leases on certain facilities and equipment. Future minimum lease payments under capital obligations and noncancelable operating leases as of December 31, 2002 were as follows:

(Dollars in thousands)	Capital Leases	Operating Leases

2003	$2,567	$5,428
2004	1,897	4,045
2005	1,897	2,867
2006	1,924	1,957
2007	2,004	180
2008 and thereafter	3,509	672

Total minimum lease payments	13,798	$15,149

Less portion representing interest	3,714

Present value of minimum lease payments	10,084
Less current portion	1,610

Long-term portion of obligation	$8,474

        Total future minimum lease payments under noncancelable operating leases have not been reduced by minimum sublease rentals of $5.5 million due in the future under noncancelable subleases.

2002 Annual Report      51

The composition of rental expense for the years ended December 31 was as follows:

(Dollars in thousands)	2002	2001	2000

Minimum rentals	$10,195	$11,102	$11,156
Sublease rentals	(1,321)	(1,663)	(1,069)

Net rental expense	$8,874	$9,439	$10,087

Depreciation of the assets under capital leases is included in depreciation expense in the consolidated statements of cash flows. The balance of leased assets as of December 31 was as follows:

(Dollars in thousands)	2002	2001

Buildings and building improvements	$11,574	$11,574
Machinery and equipment	1,846	1,943

Total	13,420	13,517
Accumulated depreciation	(5,839)	(4,091)

Net assets under capital leases	$7,581	$9,426

        As of December 31, 2002, we had a $300.0 million commercial paper program in place. The average amount of commercial paper outstanding during 2002 was $152.9 million at a weighted-average interest rate of 1.77%. As of December 31, 2002, no commercial paper was outstanding. The average amount of commercial paper outstanding during 2001 was $90.9 million at a weighted-average interest rate of 3.37%. As of December 31, 2001, $150.0 million was outstanding at a weighted-average interest rate of 1.85%.

        Also as of December 31, 2002, we had $350.0 million available under two committed lines of credit. These lines are available for borrowing and as support for our commercial paper program. We have a $175.0 million line of credit which expires in August 2003 and carries a commitment fee of six basis points (.06%). We also have a $175.0 million line of credit which expires in August 2007 and carries a commitment fee of eight basis points (.08%). The credit agreements, which govern these lines of credit, contain customary covenants regarding earnings before interest and taxes (EBIT) to interest expense coverage and levels of subsidiary indebtedness. No amounts were drawn on these lines during 2002 and no amounts were outstanding as of December 31, 2002. Our previous committed line of credit expired in August 2002. No amounts were drawn on that line during 2002 or 2001, and no amounts were outstanding as of December 31, 2001.

        We also had an uncommitted bank line of credit for $50.0 million available at variable interest rates. No amounts were drawn on this line during 2002. The average amount drawn on this line of credit during 2001 was $1.3 million at a weighted-average interest rate of 4.26%. As of December 31, 2002 and 2001, no amounts were outstanding under this line of credit.

        Absent certain defined events of default under our committed credit facilities, there are no significant contractual restrictions on our ability to pay cash dividends.

Purchase obligations
Purchase obligations include amounts due under contracts with third party service providers. These contracts are primarily for information technology services, including software development and support services, and personal computer, telecommunications, network server and help desk services. Included in these amounts are contracts which were executed in conjunction with the spin-off of eFunds (see Note 17). The contracts with eFunds, which account for 19% of our total purchase obligations, were valued at going market rates and were reviewed by an independent committee of outside directors formed to ensure the arms-length negotiation of the contracts. Additionally, purchase obligations include amounts due under royalty agreements and Direct Checks direct mail advertising agreements. As of December 31, 2002, our purchase obligations were as follows:

(Dollars in thousands)

2003	$ 77,690
2004	51,238
2005	14,102
2006	212

Total	$ 143,242

        Certain of the contracts with third party service providers allow for early termination upon the payment of specified penalties. If we were to terminate these agreements, we would incur penalties of $54.8 million as of December 31, 2002.

eFunds indemnification
In connection with the spin-off of eFunds (see Note 17), we agreed to indemnify eFunds for future losses arising from any litigation based on the conduct of eFunds’ electronic benefits transfer and medical eligibility verification businesses prior to eFunds’ initial public offering in June 2000 (see Note 15), and from certain future losses on identified loss contracts in excess of eFunds’ accrual for contract losses as of April 30, 2000. The maximum contractual amount of litigation and contract losses for which we will indemnify eFunds is $14.6 million. The agreement remains in effect until one year after the termination of the identified loss contracts or until all disputes have been

52   DLX

settled. All identified loss contracts are scheduled to expire by 2006. Through December 31, 2002, no amounts have been paid or claimed under this agreement. This obligation is not reflected in the consolidated balance sheets, as it is not probable that any payment will occur.

Environmental matters
We are currently involved in environmental compliance, investigation and remediation activities at some of our current and former sites, primarily check printing facilities of our Financial Services segment. Remediation costs are accrued on an undiscounted basis when the obligations are either known or considered probable and can be reasonably estimated. These accruals are included in accrued liabilities and other long-term liabilities in the consolidated balance sheets. Accrued costs consist of direct costs of the remediation activities, primarily fees paid to outside engineering and consulting firms. Although recorded accruals include our best estimates, our total costs cannot be predicted with certainty due to various factors such as the extent of corrective action that may be required, evolving environmental laws and regulations and advances in environmental technology. During 2002, we purchased an environmental insurance policy which covers the costs of remediation activities at the identified sites and remains in effect for 30 years. Upon the purchase of this policy, we recorded receivables from the insurance company within other current assets and other non-current assets in amounts equal to our environmental accruals.

Litigation
We are a party to legal actions and claims arising in the ordinary course of business and have recorded SG&A expense within the appropriate business segment when the expected outcome of these matters is either known or considered probable and can be reasonably estimated. Based upon information presently available, we believe that our accruals for these routine actions and claims are adequate. Although recorded accruals include our best estimates, we cannot predict the resolution of these matters with certainty. We believe, however, that it is unlikely that any identified matters, either individually or in the aggregate, will have a material adverse effect on our annual results of operations, financial position or liquidity.

Note Fourteen
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

2002 Annual Report      53

Note Fifteen
Shareholders’ equity

Shareholders’ equity declined from $417.3 million at December 31, 1999 to $64.3 million at December 31, 2002, primarily as a result of the required accounting treatment for our share repurchase programs and the spin-off of eFunds in 2000 (see Note 17).

	Common Shares					Accumulated other comprehensive loss
(Dollars and shares in thousands)	Number of shares	Par value	Additional paid in capital	Retained earnings	Unearned compensation	Unrealized gain (loss) on marketable securities	Cumulative translation adjustment	Loss on derivatives	Total shareholders’ equity

December 31, 1999	72,020	$72,020	$-	$346,617	$(47)	$(415)	$(867)	$-	$417,308
Net income	-	-	-	161,936	-	-	-	-	161,936
Adjustment for lag in
financial reporting(1)	-	-	-	(1,125)	-	-	-	-	(1,125)
Cash dividends	-	-	-	(107,195)	-	-	-	-	(107,195)
Distribution of subsidiary stock
to shareholders (see Note 17)	-	-	-	(253,990)	-	-	-	-	(253,990)
Gain on sale of
subsidiary stock(2)	-	-	30,495	-	-	-	-	-	30,495
Common stock issued	583	583	14,938	-	-	-	-	-	15,521
Common stock retired	(48)	(48)	(1,190)	-	-	-	-	-	(1,238)
Unearned
compensation	-	-	-	-	(13)	-	-	-	(13)
Unrealized fair value
adjustments	-	-	-	-	-	242	-	-	242
Translation
adjustment	-	-	-	-	-	-	867	-	867

December 31, 2000	72,555	72,555	44,243	146,243	(60)	(173)	-	-	262,808
Net income	-	-	-	185,900	-	-	-	-	185,900
Cash dividends	-	-	-	(101,773)	-	-	-	-	(101,773)
Common stock issued	2,890	2,890	68,025	-	-	-	-	-	70,915
Tax benefit of stock
option plans	-	-	6,300	-	-	-	-	-	6,300
Common stock
repurchased(3)	(11,332)	(11,332)	(118,260)	(215,807)	-	-	-	-	(345,399)
Other common stock
retired	(11)	(11)	(308)	-	-	-	-	-	(319)
Unrealized fair value
adjustments	-	-	-	-	-	173	-	-	173

December 31, 2001	64,102	64,102	-	14,563	(60)	-	-	-	78,605
Net income	-	-	-	214,274	-	-	-	-	214,274
Cash dividends	-	-	-	(92,940)	-	-	-	-	(92,940)
Common stock issued	1,255	1,255	30,295	-	-	-	-	-	31,550
Tax benefit of stock
option plans	-	-	8,648	-	-	-	-	-	8,648
Common stock
repurchased(3)	(3,898)	(3,898)	(38,388)	(130,517)	-	-	-	-	(172,803)
Other common stock
retired	(13)	(13)	(555)	-	-	-	-	-	(568)
Unearned
compensation	-	-	-	-	36	-	-	-	36
Loss on derivatives	-	-	-	-	-	-	-	(2,486)	(2,486)

December 31, 2002	61,446	$61,446	$-	$5,380	$(24)	$-	$-	$(2,486)	$64,316

(1)	Prior to 2000, for purposes of consolidating a subsidiary based in India, we used financial statements with a November 30 fiscal period end. Effective January 1, 2000, this subsidiary changed its reporting dates to coincide with the rest of the company. The results of operations for this subsidiary for the month of December 1999 were excluded from the consolidated statements of income and were reflected as an adjustment to retained earnings during the first quarter of 2000.

(2)	In June 2000, our eFunds subsidiary sold 5.5 million shares of its common stock to the public. Prior to this initial public offering (IPO), we owned 40 million, or 100%, of eFunds’ total outstanding shares. Subsequent to the IPO, we continued to own 40 million shares of eFunds, representing 87.9% of eFunds’ total outstanding shares. Proceeds from the offering, based on the offering price of $13.00 per share, totaled $71.5 million ($64.5 million, net of offering expenses). The difference of $30.5 million between the net proceeds from the offering and the carrying amount of our investment in eFunds was recorded as additional paid-in capital. No tax expense or deferred tax was provided on this amount, as we disposed of our ownership in eFunds in a tax-free manner (see Note 17).

(3)	In January 2001, our board of directors approved a plan to repurchase up to 14 million shares of our common stock. These repurchases were completed in June 2002 at a cost of $463.8 million. In August 2002, our board of directors approved the repurchase of an additional 12 million shares. Through December 31, 2002, we spent $54.4 million to repurchase 1.2 million of these additional shares.

54 DLX

Note Sixteen
Business segment information

We operate three business segments: Financial Services, Direct Checks and Business Services. Financial Services sells checks, related products and check merchandising services to financial institutions. Direct Checks sells checks and related products directly to consumers through direct mail and the Internet. Business Services sells checks, forms and related products to small businesses and home offices through financial institution referrals and via direct mail and the Internet. All three segments operate only in the United States. No single customer accounted for more than 10% of revenue in 2002, 2001 or 2000.

        During 2000, we operated two business segments: Paper Payment Systems and eFunds. On December 29, 2000, we disposed of the eFunds segment via a spin-off transaction (see Note 17). As a result, in 2001 we reorganized our Paper Payment Systems segment into the three segments we operate today. The results of the eFunds segment are reflected as discontinued operations in the consolidated financial statements for the year ended December 31, 2000.

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

	Reportable Business Segments
(Dollars in thousands)	Financial Services	Direct Checks	Business Services	Corporate/ Unallocated	Consolidated

Revenue from external customers:
2002	$754,022	$310,866	$219,095	$-	$1,283,983
2001	768,499	305,637	204,239	-	1,278,375
2000	794,628	278,348	189,736	-	1,262,712

Operating income (loss):
2002	180,999	92,415	71,517	-	344,931
2001	167,721	75,365	58,852	-	301,938
2000	174,276	64,980	50,363	(10,685)	278,934

Depreciation and amortization expense:
2002	46,151	7,652	4,402	-	58,205
2001	53,432	15,129	5,421	-	73,982
2000	51,465	12,499	4,606	-	68,570

Total assets:
2002	282,617	140,023	36,542	209,791	668,973
2001	278,995	148,912	34,227	75,587	537,721
2000	292,056	149,222	41,232	173,764	656,274

Capital purchases:
2002	29,401	3,496	4,979	2,832	40,708
2001	20,461	5,475	2,378	461	28,775
2000	29,219	5,482	1,347	12,435	48,483

Unallocated operating loss for 2000 represents asset impairment losses and restructuring charges relating to the scaling-back of PlaidMoon (see Notes 4 and 5). Revenue by product was as follows:

(Dollars in thousands)	2002	2001	2000

Checks and related services	$1,144,605	$1,138,313	$1,126,249
Other printed products	20,262	20,208	21,519
Accessories	119,116	119,854	114,944

Total revenue	$1,283,983	$1,278,375	$1,262,712

Note Seventeen
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

2002 Annual Report      55

eFunds’ then total outstanding shares, to all our shareholders of record on December 11, 2000. Each shareholder received ..5514 eFunds share for each Deluxe share owned. Cash was issued in lieu of fractional shares. The net assets distributed to shareholders of $254.0 million was reflected as a reduction of retained earnings. We received confirmation from the IRS that the spin-off transaction would be tax-free to us and to our shareholders for U.S. federal income tax purposes, except to the extent that cash was received in lieu of fractional shares. The results of eFunds are reflected as discontinued operations in the consolidated financial statements for the year ended December 31, 2000.

        On December 2, 2002, eFunds restated its results of operations for the years ended December 31, 2000 and 2001 and for the nine months ended September 30, 2002. eFunds also announced that the Securities and Exchange Commission is conducting an inquiry of eFunds and has requested information relating to various transactions that occurred in 2000 and 2001, including data license and software sales. Since we completed the spin-off of eFunds on December 29, 2000, eFunds’ results of operations are not included in our consolidated financial statements for any period subsequent to December 31, 2000. Thus, these restatements have no impact on our financial position (i.e., balance sheet) as of December 31, 2000 or on our financial position or results of operations for any period subsequent to December 31, 2000. After reviewing the nature and scope of the transactions that occurred in 2000, as described in eFunds’ amended annual report for the year ended December 31, 2001 on Form 10-K/A, we believe that the adjustments made by eFunds have a de minimis impact on our net income for the year ended December 31, 2000. Additionally, the adjustments have no affect on the results reported for our continuing operations. Accordingly, we have not revised our financial results for the year ended December 31, 2000. Furthermore, eFunds’ historical results of operations have no bearing on our current or future results of operations, our business strategy or on our ability to generate cash for current or future uses.

        The following are additional discontinued operations disclosures not included elsewhere in these notes to consolidated financial statements.

Results of discontinued operations
In January 2002, the Emerging Issues Task Force (EITF) published Issue No. 01-14, Income Statement Characterization of Reimbursements Received for ‘Out-of-Pocket’ Expenses Incurred (formerly EITF Abstracts, Topic No. D-103). This EITF issue requires that reimbursements received for out-of-pocket expenses be classified as revenue. eFunds typically incurred telecommunications, network customer fees, travel, maintenance and repair, and other transaction costs that were billed to and reimbursed by customers. These reimbursements were previously classified as a reduction of cost of sales. In accordance with EITF Issue No. 01-14, these reimbursements have been reclassified to revenue and are reflected in eFunds’ revenue from external customers reported below.

        Revenue and loss from discontinued operations were as follows for the year ended December 31:

(Dollars in thousands)	2000

Revenue from external customers	$381,348

Pre-tax income from operations of discontinued
operations before measurement date	$10,402
Pre-tax costs of spin-off	(16,786)
Income tax expense	(1,152)

Net loss from discontinued operations	$(7,536)

        Pre-tax costs of the spin-off are net of pre-tax income of $2.2 million for eFunds’ results subsequent to the November 30, 2000 measurement date. This is the date on which our board of directors approved the spin-off. Costs of the spin-off also include amounts due to officers under executive employment agreements of $7.2 million, losses of $2.9 million on disposals of infrastructure assets not usable by us or by eFunds, as well as legal, consulting and accountants’ fees.

Contract losses
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

Acquisition
During March 2000, we paid cash of $20.0 million for an approximately 24% interest in a limited liability company that provides automated teller machine management and outsourcing services to retailers and financial institutions. Our share of the results of this business subsequent to its acquisition date is included in discontinued operations in the consolidated statements of income. The difference of $20.0 million between the carrying value of the investment and the underlying equity in the net assets of the limited liability company was being amortized over 15 years.

56   DLX

Report of Independent Accountants

To the Board of Directors and Shareholders of Deluxe
Corporation:

In our opinion, the accompanying consolidated balance sheets as of December 31, 2002 and 2001 and the related consolidated statements of income, comprehensive income, and cash flows present fairly, in all material respects, the financial position of Deluxe Corporation and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        As discussed in Note 1 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," on January 1, 2002.

PricewaterhouseCoopers LLP
Minneapolis, Minnesota
January 24, 2003

Independent Auditors’ Report

Deluxe Corporation

We have audited the accompanying consolidated statements of income, comprehensive income, and cash flows of Deluxe Corporation and its subsidiaries for the year ended December 31, 2000. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

        We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the results of operations of Deluxe Corporation and its subsidiaries and their cash flows for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Minneapolis, Minnesota
January 25, 2001

2002 Annual Report      57

Summarized Quarterly Financial Data (Unaudited)

(Dollars in thousands, except per share amounts)	2002 Quarter Ended

	March 31	June 30	September 30	December 31

Revenue	$328,908	$328,463	$319,773	$306,839
Gross profit	215,814	217,903	211,979	202,493
Net income	54,556	54,709	52,663	52,346	(1)
Earnings per share:
Basic	0.85	0.87	0.85	0.85	(1)
Diluted	0.84	0.85	0.83	0.84	(1)
Cash dividends per share	0.37	0.37	0.37	0.37

	2001 Quarter Ended

	March 31	June 30	September 30	December 31

Revenue	$316,682	$318,635	$324,318	$318,740
Gross profit	199,496	205,644	212,815	206,602
Net income	42,479	44,312	51,062	48,047
Earnings per share:
Basic	0.59	0.64	0.76	0.74
Diluted	0.59	0.63	0.75	0.73
Cash dividends per share	0.37	0.37	0.37	0.37

(1)	2002 fourth quarter results include the reversal of $12.9 million of previously established income tax reserves and a charge of $12.2 million for a valuation allowance relating to our deferred tax asset for capital loss carryforwards.